UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2003

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229. +91-80-852-0261
(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

     This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2003 that we mailed to holders of our Equity Shares and our American Depositary Shares, or ADSs, on or about May 17, 2003. In addition, we have attached the forms of Proxy Information Statement and related Proxy Forms that we mailed to holders of our Equity Shares and holders of our ADSs as Exhibits 99.1 through 99.4 to this Form 6-K. The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

CLOCKWORK

“I must govern the clock, not be governed by it.”

Golda Meir

Working across time zones and geographies, committed Infoscions ensure that for your company, time is a resource, not a constraint, and distance, an advantage. In this Annual Report, we will share with you how Infoscions work with clockwork precision, among geographically distributed, multicultural teams, to continuously create value for your company’s customers.

Contents

The year at a glance	3
Clockwork	4
Awards for excellence	10
Letter to the shareholder	14
Certification by CEO and CFO	17
Directors’ report	18
Financial statements prepared in accordance with Indian Generally Accepted Accounting Principles (Indian GAAP)
Selective financial data	37
Management’s discussion and analysis of financial condition and results of operations	39
Auditors’ report	54
Balance sheet	56
Profit and loss account	57
Schedules	58
Cash flow statement	75
Balance sheet abstract and company’s general business profile	77
Consolidated financial statements prepared in accordance with Indian GAAP	78
Section 212 report	94
Financial statements of Progeon Limited	95
Risk management report	110
Corporate governance report	117
Shareholder information	137
Frequently asked questions	142
Share performance chart	146
Intangible assets score sheet	147
Human resources accounting and value-added statement	150
Brand valuation	151
Balance sheet (including intangible assets)	153
Current-cost-adjusted financial statements	154
Economic Value-Added (EVA) statement	156
Ratio analysis	157
Statutory obligations	160
ValueReportingTM	161
Management structure	162
Infosys Foundation	163
Financial statements (unaudited) prepared in substantial compliance with GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom and reports of compliance with respective corporate governance standards	165

Annual General Meeting (AGM)
notice

The year at a glance

	in Rs. crore except per share data

	March 31, 2003	March 31, 2002	Growth %

For the year
Total revenue	3,623	2,604	39
Export revenue	3,544	2,552	39
Operating profit (PBIDTA)	1,272	1,038	23
PBIDTA as a percentage of total revenue	35.11%	39.85%
Profit after tax (PAT)	958	808	19
PAT as a percentage of total revenue	26.44%	31.03%
PAT as a percentage of average net worth	38.78%	46.57%
Capital investment	219	323	(32)
Dividend per share	27.00	20.00	35
Dividend amount	179	132	35
Earnings per share (par value of Rs.5/- each, fully paid)
Basic	144.68	122.12	18
Diluted	143.37	121.37	18
At the end of the year
Total assets	2,861	2,080	38
Fixed assets — net	773	718	8
Cash and cash equivalents	1,639	1,027	60
Working capital	2,018	1,293	56
Debt	—	—	—
Net worth	2,861	2,080	38
Equity	33	33	—
Market capitalization	26,847	24,654	9

Market capitalization is calculated by considering the equity price at the National Stock Exchange on March 31 of the respective years and the shares outstanding on that date.

1 crore = 10 million

CLOCKWORK

Responding to
client needs

It is Friday, and the Infosys Southern California team is celebrating the week’s achievements. Todd MacCallum addresses the gathering, “Folks, yet another notch in our belt! The client is thrilled with our quick and innovative development of the XML module. They realize that we are a responsive solution provider!” The team cheers and applauds Todd.

An earlier moment in the week had been really tense. The previous Monday, 09:00 PST: an intense brainstorming teleconference between the offshore team in Bangalore, and Todd. The client, a media and entertainment giant in the US, has had a sudden change in requirement. Prasad, the delivery manager, points out, “Todd, given the new emphasis for an open architecture, we will have to replace the Electronic Data Interchange (EDI) module with one based on XML standards.” Todd queries, “That sounds tricky. Can we start on a new module at this stage and still meet the deadline?” “Yes, but we will need our teams of EDI and XML experts working on it simultaneously both from India and the US,” says Prasad.

After a week of late night and early morning conference calls, the Infosys team has conceptualized and developed a simple and effective solution. The client thanks Todd, “Your solution delivers just the interoperable architecture we wanted.”

Todd conveys the good news to Prasad and then heads out to celebrate with his team. A short while later, he drives home battling the dense LA traffic. After a tense yet fulfilling week, he is really looking forward to whale watching during his weekend sail!

Understanding
requirements

Ashim enters his meticulously organized office on the dot at 08:00 IST. The answering machine, fax machine, email and telephone — all clamor for his attention. He reads an email from the CIO of the US arm of a large European bank. It’s great news! Infosys has been provisionally selected over 14 global vendors to restructure the client’s IT processes. During a conference with his group at 08:10 IST, Ashim explains, “The client is looking to outsource all IT functions supporting its US operations. We submitted a proposal to streamline its processes using the industry’s best practices as a benchmark. The client wants us to rework the solution and extract another US$ 1 million in cost savings before awarding us the contract.”

The team quickly swings into action. It does a detailed due diligence of all the assumptions. In year one, the savings come mainly from transitioning to an offshore team in Bhubaneswar. In year two and three, they come from process improvement and replacement of several legacy applications. “If we create a shared services support group for the full suite of investment banking applications, another US$ 1 million can be saved!” exclaims Shyam. A rigorous three-hour inspection by the independent auditor from another team confirms that the assumptions are valid and reasonable.

As soon as it is dawn in Chicago, Ashim calls up Greg, the Business Development Manager for the account. Ashim declares, “We can save another US$ 1 million. I will send you the detailed plan. Confirm it to the client.” Greg is delighted. “This should seal the deal! Thanks for the quick turnaround!” Greg will call the customer as soon as they open. Ashim sends his last email for the day. He is off to a meeting in the Lingaraja temple premises, to do his bit for Orissa’s rich heritage!

Reducing
time-to-market

A national athletic champion, Josephine ignores the waiting elevator and races up the stairs for the meeting. Her enterprise-solutions team is gathered in the conference room with steaming mugs of coffee. An animated discussion begins. The Asia Pacific (APAC) regional solution was a hit with the client, a large German automotive manufacturer. Josephine’s team has now been asked to plan for the client’s European operations. Systematically, she runs through the key functions in the sales, marketing, logistics, and financial control modules.

At 12:30 SST, stomachs growl, but the team is on a high. Josephine says, “We have developed the regional solution successfully. Going forward, reuse is crucial to exceeding client’s expectations. We need to move fast to create an approach that combines regional flexibility with the benefits of a global template.” Over a pizza lunch, several options are tossed around. Four hours later, a hub-and-spoke delivery model has been conceptualized. This will ensure coordination between Infosys and client teams in the APAC region and Europe — the hub being the offshore team at Bangalore. Pleased with the solution, Josephine adds, “This shared solution framework will result in quicker implementation for the client’s regional operations, while adhering to its global standards. We will give the client follow-the-sun service, from Australia to the UK!”

The day ends on that decisive note. Blue-chips leave the mind and are replaced by blue jays, as the team heads out to a bird-watching camp at the Sungei Buloh Reserve.

Managing risk in
uncertain times

“I wonder who that is,” ponders SK, as he answers the call — he has just finished an exhaustive client review. This time it is Elan from Bangalore. “SK, it is an emergency! The client wants to conduct a business continuity test right now! The simulation exercise for disaster recovery has to start immediately.” SK, in his usual efficient manner, activates the Business Continuity and Disaster Recovery (BC&DR) plan for the client, a large US bank.

Within minutes, the infrastructure setup and restoration activity in Pune begins at clockwork pace. An hour into the exercise, the team leader receives alert messages informing him of intruders attempting to penetrate the firewall. He bursts into SK’s cabin in panic, revealing, “They are trying to alter the directory entries. That will cripple the system.” SK shoots rapid-fire instructions: “Look at the authentication log. Load the backups. Reroute the network.” Two hours later, SK’s team successfully completes all activities — notification, restoration, recovery, and connectivity. A typical seven-hour exercise ends in a record three hours, despite all the challenges.

Patrick, the security auditor from Charlotte, who is visiting Bangalore, says, “You guys really rose up to the challenge! A full recovery in three hours is amazing!” As the sun is setting on the picturesque Sahyadri Hills, SK’s face glows with pride as he shares the news with his team.

CLOCKWORK

Partnering to deliver
value

“This campus is vast,” muses Payal, as she pedals her bicycle furiously, after lunch at the North Campus Food Court, to her office in Building 26. This building houses the Infosys Enterprise Application Competency Center for a leading business integration provider. The weekly 14:00 IST review meeting is about to commence. Raghu, the team leader, and her other colleagues are already waiting for her in the conference room. In her usual clockwork style, she kicks off the meeting, saying, “Folks, today, we have to make an important decision. I want a typical Infosys meeting — debates, arguments, and, finally, closure on the solution to improve our adapter building process. Let’s finish it by 17:15 IST, in time for my swim!” “Yes, we have to decide on the automation option for the test framework of the adapter,” says Raghu.

Bindu makes a presentation on three options. This is followed by an animated debate and several questions. It is 17:00 IST, and Payal gets the consensus on option 2. Raghu estimates that this option will improve the turnaround-time in Quality Assurance (QA) testing by 50%. In fact, Payal is confident that the team can use this test framework in several future implementations in capacity planning, workflow and process modeling, and application adapter development for their Fortune 500 clients. It is time for Payal’s swim, Bindu’s sauna, and Raghu’s café latté at Coffee Day. Another productive day at the Competency Center.

Implementing
innovative solutions

Aditya Narain Lal is constantly preoccupied with improving productivity at the Banking Business Unit (BBU) of Infosys. At 16:00 IST, during a team meeting, Aditya exclaims, “There is no way we can meet the massive customization needs of this large Indian bank in three months! We will have to come up with an out-of-the box approach. Any thoughts?” Bhaskar replies, “I went through the feature list. Most of the customization requirements are in the loan module of FINACLETM. This is where our focus should be.” Hari, always a deep thinker, deliberates, “Why not build a rules-based loans engine, where all the different types of loans can be parameter- driven and externally set? We can do the same for interest calculations too!” Aditya responds, “Great idea! This will not only help the client, but also reduce time-to-market in future implementations.” A back-of-the-envelope calculation shows that if this approach is adopted, development effort will reduce by 30%. The team quickly gets down to designing the rules engine.

At 18:00 IST, they are going up the stairs of the BBU building for the annual awards and recognitions event. Even as they wait for the Master of Ceremonies to start the proceedings, they discuss other ideas that will facilitate ongoing development for the latest release of FINACLETM, Infosys’ banking product. Everyday, Aditya and his team are on the job — looking for ways to innovate and to simplify. As technical architects, they firmly believe that efficiency improves not from incremental advances, but from new and better approaches.

Delivering on
promise

Finishing touches are being given to the second floor workspace in Building 6, at the Infosys Chennai campus. Sujeet reminisces, “During the last six weeks, we have experienced a real pressure-cooker situation!” He views with pride the completed floor specifically set up for a prominent US financial services firm. Infosys had recently taken over from the team of 40 that runs production support and maintenance for the firm’s banking operations around the world. The entire team has had to be relocated to the Infosys facility.

Six weeks ago, Sujeet started by briefing his facilities team — “The entire transition from their office to our campus needs to be absolutely flawless. This group cannot afford even a minute of shutdown. They provide 24/7 on-line support for millions of banking transactions.” Ashok prepares the checklist — “Transportation, workplace assignment, physical security, network rerouting, helpdesk!” “Don’t forget transitioning briefs and secure access cards for each of the new employees!” Sujeet adds. “Cabling and hardware diagnostics,” Ramesh chips in.

Working at an incredible pace, with the help of daily activity lists, the team wrapped up the exercise in 42 days! Sujeet points out that the client had not lost a single hour of work during the transition. “Our team showed exceptional co-ordination — like a perfect symphony orchestra!” Sujeet now heads home for the weekend, with a sense of accomplishment. It’s time for a well-deserved break.

Servicing emerging
business needs

Wolfgang, along with his global delivery team, is clocking smiles. Anita exclaims, “This is a significant milestone! Now that the integrated testing has been completed, the application is robust, reliable and, most importantly, scalable!” Wolfgang, with an unmistakable tone of satisfaction adds, “The application can also be used by marketing support, an unplanned bonus! The client will love this unexpected value addition! And all this well in time.”

Five months earlier, Wolfgang’s team was faced with a Herculean task. The client, a large German car manufacturer, required an intranet portal as a gateway to 20 core business functions. In the words of the client — “Complex user interface, spaghetti legacy code and a resource hog!” Working across geographies, Wolfgang worked out a strategic delivery model to integrate the business requirements from the client with the application-building team at Infosys, located in India.

As Harish summarizes, “We created a multilingual web interface, and a 3-tier architecture with wrappers around the legacy code. This was multi-threaded for performance!” Wolfgang concludes, “Herr Schneider will now have a lot of confidence in us! This should lead to several new engagements.” And there is more reason to smile — the Oktoberfest weekend has begun!

CLOCKWORK

Managing
knowledge

Haris pulls into the multi-level car parking lot in downtown Detroit. After repeated attempts, he has finally managed an appointment with the director of Sales Management Systems for a large automotive manufacturer. Two weeks earlier, he had sent an email to the director on how Infosys helped corporations improve their business productivity. Intrigued, the director had replied, “Our sales and order management applications across North America operate in silos. We need a formal way to reuse best practices across locations and have a consistent client experience. This will help us provide better customer service and, at the same time, reduce cost. Can you help?”

Haris had contacted Sanjay from the Domain Competency Group (DCG) who combined knowledge management experience and automotive expertise. “This is very similar to a solution we proposed for a German truck company a few months back. We can leverage that experience to develop a solution for US retail channels,” Sanjay had said.

Now, as Haris presents the proposed solution, the client jumps in, “This looks great! You have clearly understood the problem. I think we can use your approach to integrate our applications and create a unified customer interface layer. I like the idea of quick wins!” For Haris, another exciting initiative has just begun.

Building a
multicultural
organization

An hour at the gym every morning helps Victoria focus on the day ahead. As the HR Manager of Infosys’ Global Development Center (GDC) at Toronto, each day brings diverse challenges that require meticulous planning. Today, her mind sequences all the activities to be completed before the pool tournament she is organizing at the GDC. At 13:30 EST, addressing an orientation program for new international recruits, she explains, “Infoscions at the GDC are our most valuable asset. We ensure that they get the right kind of orientation and training to deliver to their maximum potential.”

Victoria places special emphasis on promoting multiculturalism while maintaining an integrated ambience. Her efforts have transformed the GDC into a unique workplace, where Infoscions from various cultures interact both at work and play — they get together for skiing and ice-skating outings in the winter, and hold cricket and soccer matches in the warmer months!

17:00 EST: Victoria is all smiles as she hands over the trophy to the winner of the pool tournament. The crowd cheers. Exhausted but happy, Victoria looks forward to Puccini’s opera at the Hummingbird Centre, where she holds season tickets.

Managing
change

As Esteban Herrera walks into his office, he has a smile for everyone. He looks forward to his 14:30 CST meeting, where he will present a delivery framework for the replacement of a back-end banking application. Foreseeing a fast-changing macro-economic environment, Esteban assumes unpredictable business needs and plans accordingly.

14:30 CST: During his presentation, Esteban says, “We have to build a delivery strategy that will provide incremental value, every quarter, throughout the duration of the project.” Esteban proposes a switch from the traditional, mainframe architecture to an innovative, component-based one. He tells his team, “Folks, it is not enough to be responsive. You have to be able to anticipate change and roll with the punches.” Driving his team, within a week’s time, Esteban develops a new release strategy that helps the client prioritize deliverables depending on functionality, validate their business benefits, and incorporate them dynamically within the delivery framework. The customer agrees, “This approach will manage the unpredictability. It will dramatically reduce the risk!”

As the clock speeds, there is just enough time for Esteban to slip out of Friday-dressing and into his trekking gear. It is going to be an adventurous weekend at the Rockies!

Understanding the
business domain

Sundar Mudaliar returns from an intense meeting, to grab a quick sandwich at his desk. Looking at his watch, he reflects, “Whew! Another meeting at 16:00!” This one is with the client’s business managers across Europe and the US to identify opportunities to optimize their supply chain. The client, a high-end fashion house, is facing severe margin pressure due to huge markdowns and long lead times in inventory. With intense pressure for radical suggestions, Infosys’ offshore team, in true clockwork style, is evaluating business cases.

At 17:30 EST, Sundar’s mobile phone rings. It’s Ram from Infosys’ Bangalore office: “Sundar, after dissecting the issue threadbare, the team has concluded that our supply chain optimization blueprint can lead to an annual recurring benefit of over $ 25 million for the client!” “Great! Flesh out the proposal,” says Sundar, and gets the team to begin the detailing process. At the other end of the Atlantic, Sundar declares, “Guys, I have some good news! Our preliminary estimate is that we will improve order fill rates to 95-98%; reduce the lead time for customer replenishment from 5-10 days to 48 hours; and reduce inventory levels from 14 weeks to less than 4 weeks!” The client is delighted and wants the full proposal in a week. For Sundar, it is the end of another hectic day as he heads down the NJ turnpike, humming Simon and Garfunkel!

Awards for excellence

“Four short words sum up what has lifted most successful individuals above the crowd: a little bit more. They did all that was expected of them and a little bit more.”

A. Lou Vickery

The Awards for excellence at Infosys is part of an ongoing initiative towards creating and reinforcing a culture of excellence across the company. In this challenging business environment, we are increasingly called upon to do more with less. Hence, the need of the hour is to create a fast-paced, result-oriented work ethic. The excellence awards seek to recognize and reward those who epitomize such a high-performance culture. We believe that the secret to excellence lies in making a habit of doing even ordinary things extraordinarily well.

The individuals chosen for the excellence awards are representative of the many talented teams that have worked together to produce outstanding results. They have demonstrated that they continually strive for improvement in everything they do. Accordingly, they do not settle for anything less than the best. We are proud to present this year’s award winners — people who have understood that the real contest is always between what you have done and what you are capable of doing.

Awards for excellence 2002 - 2003

First prize

First prize — Awards were presented by Mr. N. R. Narayana Murthy, Chairman and Chief Mentor

Account / Sales Management

Financial Institution

Relationship Management Team

(From left to right)

Ritesh Mohan Idnani
Elangovan K.
Jayanth Selvappullai
Satish H. C.
Prabhakar Devdas Mallya
Ajayan Thulasi Bhai Sankara Narayana Pillai*
Mahalingeshwar S. Dhaded*
Harsha H. M.*
Jaideep Samuel C. M.*
Joydeep Mukherjee*
Peethamber V. T.*
Rohit Khanna*

Northwestern Mutual Life Insurance

Account Management Team

(From left to right)

Shaji Mathew
Bibhu R. Pattanayak
Shubha V.
Bikramjit Maitra
Amruta Kumar Mohanty*
Ananth Vedagarbham*
Anuj Kumar*
Bhaskar Chicknanjundappa*
Jyothi Shriranga Nayak*
Padmanabha Seetharam Bhatta*
Samson David*

Financial Services Company

Account Management Team

Venkateswarlu Pallapothu
Badri Narayanan J.*
Madan Mohan*
Manish Tandon*
Neeraja Shetty*
Sanjay Dutt*
Sanjay Jalona*
Sudhir Singh*

Fidelity Investments

Account Management Team

(From left to right)

Sushil Agarwal
Debasish Pattanayak
Sankar Venkata Konduru
Abhay M. Kulkarni
Surendra Swamy
Anil Braham Bhatia*
Kaladhar G.*
Mohit Joshi*
Ranganath Dwarakanath Mavinakere*
Sreedhar Ekbote S.*
Srinivasulu Mallampooty*
Tarang S. Puranik*

External Customer Delight

CENA

Executive Council and Support Groups

(From left to right)

Ramaa Sivaram
Jamuna Ravi
Ramesh M. Adkoli
Bhaskar Ghosh
Mohan Sekhar
Abhinaya Shetty
Biju Mercy Vijayan
Ashok Vemuri
Sajan Verghis Mathew
Ardhendu Sekhar Das*
Krishnamurthy R.*
Ravi C.*

Nordstrom

Oracle Financials Business Release
— I Team

(From left to right)

Lokesh Venkatappa
Sanjay Parthsarthi Iyengar
Raghupathi Pai
Abhishek Saxena*
Ajay Shanker*
Dinesh Bajaj*
Laxminarayan Mishra*
Prashant Rohatgi*
Sangeeta Das*
Tomydas P. A.*
Vivek Deep Singh*

* not present at the award ceremony

Awards for excellence 2002 - 2003

Second prize

Brand Management	Innovation	C-enabling — L&D Team	Rajesh Krishna G.
		Aruna Chittaranjan Newton	Shashidhara S. K.
BPM Research Team	.NET Team	Divya Sethi	Yezdi M. Mehta
Balasubramanian S.	Deepak N. Hoshing	Nandini S.	Schlumberger
Vishwanath Shenoy M.	Rajeswari Rathnam	Nandita Mohan Gurjar	Project Management Team
Visweswar B. K.	Rivi Varghese	Sushanth Michael Tharappan	Aashish Bansal
Infy+ Initiatives	Srichand J.	Cross Functional Team — PCMM	Biswabarenya Mohanty
	Vikas Goyal	Manjula M. K.	Chitra Yeshwant Phatak
CIMBA Program Team	InFlux Team	Milind V. Badkundri	Harshavardhan N.
Basab Pradhan	Kanwal Rai	Pankaj Kumar Keshri	Manohara N.
Dheeshjith V. G.	Krishnan Narayanan	Priti Jay Rao	Mihir Kumar
Gaurav Rastogi	Manish Srivastava	Rama N. S.	Nithya Prabhakar
Karthik Swaminathan	Mayank Gupta	Ramesh S.	Parthasarathi Bandyopadhyay
Krishna S.	Nagaraj N. S.	Ravi M.	Rajesh Venkateswaran
Mandar Kumar Ananda	Pasupathy M.	Samir Vasant Chaudhari	Savio D’Souza
Mangal Sudhakar Pawar	Raghavan S.	Samit Deb	Srikantan Moorthy
Nitin Gupta	Renuka S. R.	Shalini Dongre	Logistics and Distribution
Shobha S.	Sridhar Dhulipala	Shreeranganath Krishnarao Kulkarni	Company
Sivashankar J.	Srinivas Thonse	Sriram Natarajan	System Appreciation —
Sunil Thakur	Northwestern Mutual Life	Program / Project Mgmt.	US and UK Team
Vishnu G. Bhat	Insurance		Prashant Negi
Telstra	DI Vision Team	AIPORT Project Team	Sanjeev Rana
IT Effectiveness Team	Manish Subramanian	Harish Amur	Sanjiv R. Mitragotri
Aveejeet Palit	Sambit Samal	Kuntal Paul	Shekhar S. Potnis
Nagarajan Srinivasan	Shaji Farooq	Manoj Mishra	Uday Bhaskarwar
Navin Kumar	Syslab Team	Padmanabhan A.	High-Tech Company
Prashant P. Pawar	Abdul Sakib Mondal	Pramod Prakash Panda	Rollout Team
Priya Kurien	Rajeshwari G.	Vinay Mishra	Deepak Hangal
Purushottam V. S.	Ramkumar Ramaswamy	IKON Office Solutions	Mahesh Vithal Rao Kanago
Somakumar Kolathur	Shubhashis Sengupta	Oracle Applications	Mohammed Rizwan Khwaja
Srikanth S.	People Development	Implementation Team	Nivedita Krishnamurthy
Srinivasaraghavan Gopalakrishnan		Anil Kumar P. N.	Rajeev Ranjan
Upendra Kohli	CENA	Guruprakash Pai Karkala	Rishi Raj Paul
Wasifur Rahman	Mangalore Delivery Unit	Kiran Karanki	Sailaja Chintalagiri
	Govindaprakasha C. H.	Krishnaraja	Sameer Chaturvedi
	Jacintha D’ Almeida	Md. Iqbal	Sridhar R.
	Praveen Kumar K.	Narendra Kumar Gogula	Sridhar Rao P.
	Sudhir Albuquerque	Prakash Bhat M.	Ved Vyas
Prashanth B. Kamath

Third prize			Special prize

Development Center	Internal Customer Delight	Systems and Processes	Social Consciousness
Management
	Facilities Team	The Extranet Team	Sneham Team
Pune DC Management Team	Balakrishnan P.	Anil S. K. Vadlapatla	Inderjeet Singh Taneja
Alok Ratanlal Tiwari	Thiagarajan S.	Ashutosh Shankar	Purushottam Patnekar
Babuji S.	InPTC Team	Balaji Srinivasa Rao Ghat	Rajesh Goutham
Chandraketu Jha	Radhika Santhanakrishnan	Jitendra Sangharajka D.	Syed Irfan Rafi
Krishna Kumar C.	Subrahmanya S. V.	Kavitha K. R.	Usha Pattabhiraaman
Lalit Suresh Kathpalia	Recruitment and	Madhur Mohan Nanda	Vinith Beryl Canstance
Parikshit Ajit Chitre	Recruitment Support Team	Murali M. G.	CII EXIM Business
Rajanish Vaidya	Aji Arjun	Radhakrishna S.	Excellence Award Team
Shailendra Jha	Amitava Saha	Ramesh G.
Snigdha Mitra	Balachandran T. R.	Vijayeendra S. Purohit	Jude Fernandez
Vijaya Lakshmi Mani	Gagan Bhargava	Role Transition Team	Nirmalya Barua
Infrastructure	Karthikeya N. Sarma	Aarti Jairam	Purushothaman Rajaraman
(Physical & Technology)	Narasimha Prasad D.	Aparna Goenka	Raj Kumar Bansal
Phoenix Team	Padma Kini K.	Deepak Aggarwal	Sanjay Purohit
Amit Sahakundu	Ramesh P. Janardhan	Devayani Tilak Sengupta	Shailesh Arvind Ghorpade
Charles Henry Hawkes	Sheena Kunhiraman	Eshan Joshi
Ganesh Kudva N.	Suman Shashikant Joshi	Geetha Kannan
John Oommen	Practice Unit Management	Kaushik Ray
Kavitha M. A.		Rahul Manikrao Lanjewar
Koushik R. N.	BBU PU Management Team	Ramesh Babu S.
Ravindranath P. Hirolikar	Girish G. Vaidya	Santosh Thangavelu
Shivaprasad Gopalrao Kuskur	Haragopal Mangipudi	Somnath Baishya
Shyam Sundar V.	Merwin Fernandes	Vinayak Pai V.
Sreeja S.	Nagaraj R. N.
Sriram Subramanian	Srinivasan V.
Tomy Thomas	Thirumaleshwara Bhat D.
Venkataramanan T. S.

Board of directors

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

T. V. Mohandas Pai
Director and Chief Financial Officer

Claude Smadja
Director

Deepak M. Satwalekar
Director

K. Dinesh
Director

Prof. Jitendra Vir Singh
Director

Sen. Larry Pressler
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Philip Yeo
Director

Rama Bijapurkar
Director

S. D. Shibulal
Director

Sridar Iyengar
Director

Srinath Batni
Director

Management council

Nandan M. Nilekani	H. R. Binod	T. V. Mohandas Pai
Chief Executive Officer, President and	Vice President –	Director, Chief Financial Officer and
Managing Director and	Commercial & Facilities	Head – Finance & Administration
Chairman – Management Council

Dr. G. K. Jayaram	Deepak Sinha	Mohan Sekhar
Director – Infosys Leadership Institute	Associate Vice President –	Senior Vice President –
and Advisor to Management Council	Computer & Communications Division	Delivery (North Americas)

Sanjay Purohit	V. G. Dheeshjith	Narendran Koduvattat
Head – Corporate Planning and	Vice President –	Associate Vice President – Delivery
Member Secretary –	Delivery (Asia Pacific)	(Western America) and
Management Council		Head – Mangalore Development Center

Ashok Vemuri	K. Dinesh	Y. Parameswar
Vice President and Regional Manager	Director and Head –	Associate Vice President – Delivery
– Sales (Canada & North East Region)	Human Resources Development,	(Communication and Product
	Information Systems, Quality &	Services)
Productivity and Communication Design Group

Ayan Chatterjee	Girish G. Vaidya
Associate Vice President and	Senior Vice President –
Regional Manager – Sales	Banking Business Unit
(Western America Region)

V. Balakrishnan	S. Gopalakrishnan
Company Secretary and	Chief Operating Officer,
Vice President – Finance	Deputy Managing Director and
Head – Customer Service & Technology

Dr. P. Balasubramanian	Hema Ravichandar
Senior Vice President –	Senior Vice President –
Domain Competency Group	Human Resources Development

Basab Pradhan	Jan DeSmet
Senior Vice President and Head –	Vice President – Infosys Business
World-wide Sales & Retail	Consulting Services
(North America)

Peter L. Tannenwald	Priti Jay Rao	N. Sreenath
Associate Vice President	Vice President – Head	Vice President
and Regional Manager –	– Pune Development Center	– Delivery (South and
Sales (South and Mid-West		Mid-West Region)
Region)

Dr. M. S. S. Prabhu	U. Ramadas Kamath	Srinath Batni
Senior Vice President – Engineering & IT	Vice President –	Director and Head –
Solutions for Aerospace & Automotive	Accounts & Administration	Global Accounts and Asia Pacific

T. P. Prasad	Ramesh M. Adkoli	B. G. Srinivas
Vice President and Regional	Associate Vice President –	Vice President
Manager – Sales (South and	Delivery (Canada & North East	– Delivery (Enterprise Solutions)
Mid-West Region)	Region)

U. B. Pravin Rao	M. P. Ravindra	Srinjay Sengupta
Senior Vice President	Vice President – Education &	Vice President – Europe
– Retail (North America)	Research

	Sajan V. Mathew	V. Sriram
	Associate Vice President	Vice President and Regional
	– Delivery (Mid-Atlantic Region)	Manager – Sales (Asia Pacific)

	Satyendra Kumar	Subhash B. Dhar
	Vice President	Associate Vice President
	– Quality & Productivity	and Regional Manager –
Sales (Communication and
Product Services)

	S. D. Shibulal	G. V. Subramanyam
	Director and Head	Associate Vice President
	– World-wide Customer Delivery	– Software Engineering &
Technology Labs

J. Sivashankar
Associate Vice President
– Information Systems

Board of directors	Management council invitees	Voice of the youth

N. R. Narayana Murthy	Bikramjit Maitra	Ajay S. Bhandari
Nandan M. Nilekani	Associate Vice President and	Deepak Bhalla
S. Gopalakrishnan	Head – Bhubaneswar Development Center	Dinesh Ganesan
Deepak M. Satwalekar		Esteban Herrera
Prof. Marti G. Subrahmanyam	Chandra Shekar Kakal	Karthikeya N. Sarma
Philip Yeo	Vice President and	Madhu Krishna Rao B.
Prof. Jitendra Vir Singh*	Head – Hyderabad Development Center	Raja Basu
Dr. Omkar Goswami		Sandeep Deepak Dadlani
Sen. Larry Pressler	Eshan Joshi	Sourav Banerjee
Rama Bijapurkar	Manager – Compensation & Benefits – HRD
Claude Smadja		Infosys Foundation
K. Dinesh	Jagdish Krishna Vasishtha
S. D. Shibulal	Delivery Manager and
T. V. Mohandas Pai	Head – Mohali Development Center	Trustees
Srinath Batni		Sudha Murty, Chairperson
Sridar Iyengar #	Jitin Goyal	Srinath Batni
	Group Manager – Sales (Europe)	Sudha Gopalakrishnan
Committees of the board
Col. Krishna C. V.
Associate Vice President –
Audit committee	Infrastructure & Security
Deepak M. Satwalekar, Chairman
Rama Bijapurkar	Nandita Mohan Gurjar
Dr. Omkar Goswami	Associate Vice President –
Sen. Larry Pressler	Learning and Development – HRD
Claude Smadja
Prof. Marti G. Subrahmanyam	Prabhakar Devdas Mallya
Sridar Iyengar #	Associate Vice President –
Security Audit & Architecture Group
Compensation committee
Prof. Marti G. Subrahmanyam, Chairman	Ravi C.
Dr. Omkar Goswami	Associate Vice President and
Deepak M. Satwalekar	Head – Mysore Development Center
Prof. Jitendra Vir Singh*
Philip Yeo	Sanjay Dutt
Global Relationship Manager
Nominations committee
Claude Smadja, Chairman	Shiv Shankar N.
Sen. Larry Pressler	Associate Vice President and
Prof. Jitendra Vir Singh*	Head – Chennai Development Center
Philip Yeo
Sridhar Marri
Investors grievance committee	Head – Communication Design Group
Philip Yeo, Chairman
Rama Bijapurkar	Srinivas Uppaluri
K. Dinesh	General Manager – Corporate Marketing
Nandan M. Nilekani
S. D. Shibulal	Suryaprakash Viswanath K.
Manager – Delivery Excellence

Venkataramanan T. S.
Associate Vice President – Banking
Business Unit

* Resigned effective April 12, 2003

# Co-opted on April 10, 2003

“It was the best of times; it was the worst of times.”

Charles Dickens — ‘A Tale of Two Cities’

Nandan M. Nilekani	S. Gopalakrishnan
Chief Executive Officer,	Chief Operating Officer
President and Managing Director	and Deputy Managing Director

The theme of our Annual Report is clockwork — a concept at the core of the Global Delivery Model, pioneered and perfected by your company, that continues to bring a unique value proposition to clients worldwide. Working round the clock, across time zones and geographies, your company has successfully created a new paradigm that time is a resource, not a constraint, and distance — an advantage. Information technology service providers across the world are racing to change their business models, adopt the Global Delivery Model and leverage the power of asynchronicity. To sustain our first-mover advantage, we continue to surge forward with an unwavering focus on creating innovative work practices, developing higher process maturity and ensuring global deployment through technology.

In this context, you would observe that our story has never been more compelling — great quality, great people and great value for money. Customers, investors and employees have grasped the strength of the business model, and the trajectory of its future. Outsourcing and offshoring to India have well and truly become mainstream. Now, the IT services success has been extended to the promising Business Process Outsourcing (BPO) space.

Clockwork has been at the core of your company’s performance, moving us closer to our vision of becoming a globally respected corporation. Last fiscal year, under the Indian GAAP, our revenues grew by 39% to Rs. 3,622.69 crore, an enviable rate. This growth was Rs. 452.69 crore more than our initial guidance for the year. Our Profit After Tax (PAT) from ordinary activities increased from Rs. 807.96 crore to Rs. 957.93 crore. For fiscal year 2003, operating Profit Before Interest, Depreciation, Amortization and Taxes (PBIDTA) as a share of total revenues stood at 35.11%; and PAT from ordinary activities as a share of total revenues was 26.44%. Basic earnings per share from ordinary activities increased by 18.47% to Rs. 144.68.

The overall economic slowdown continues to affect the health of business across the world. Our clients, faced with increasing cost pressures, are requesting their vendor-partners to share the burden. Competitors, under pressure to source business and sustain operations, have taken short-term pricing measures. The blended revenue productivity for the year has declined by 0.8%, onsite billing rates have decreased by 2.5%; and offshore billing rates have decreased by 4.7%. However, onsite effort has increased to 33.7% of the total effort from 30.7% in the previous year. Your company has been able to offset the decline in revenue productivity partly through an increase in utilization from 70.1% to 77.6%. Increased sales and marketing investments (2.38%), taxes (0.35%) and sub-contractor charges (1.7%) also impacted the margins. In this era, we have to balance growth with profitability and value creation with cost reduction, all the while never taking our eyes off the customer.

Under US GAAP, revenues increased from $ 545.05 million in fiscal year 2002 to $ 753.81 million in fiscal year 2003 — a growth of 38.3%. Operating income increased by 22.45%, from $ 178.55 million in fiscal 2002 to $ 218.64 million in fiscal 2003. Operating income, as a share of revenues, was 29%, while net income, as a share of revenues, stood at 25.85%. Basic earnings per share increased by 18.33% to $ 2.97.

Further, the economic recovery continues to be uncertain. The twin specters of war to our West and SARS (Severe Acute Respiratory Syndrome) to our East have added to the uncertainty. This has also led to the disruption of visits to India for the second time, a key factor in new client acquisitions — the first was during the Indo-Pakistan crisis. Increasing unemployment and economic slowdown in some countries seem to have generated a rising tide of protectionism across the globe, which is manifesting in several ways. The software industry in India faces the risk of increased Visa restrictions by various countries. In addition, for the first time since 1978, India has a current account surplus, which has led to the rupee appreciating over the past year. At the same time, interest in offshoring to India continues to grow.

We have always believed that the external environment is mostly a given and that we are rarely in a position to change it. What we do have, however, is our unique structure and the internal levers of change that govern our operations. It is here that we have focused our efforts, by shaping and sizing the organization constantly to be nimble and quick, and, hence, triumph in the most adverse of circumstances. It is the story of how we have used these internal levers of change that we want to share with you through the rest of the letter.

Client relationships, business solutions and predictability

Outsourcing relationships are becoming increasingly long-term and of strategic importance. In response, global corporations seek robust, trusted, financially strong, world-class partners to outsource their IT requirements. In this regard, your company enjoys the confidence of large marqué clients and continues its efforts to deepen relationships with clients across the globe. This has improved the predictability of our business model — today we have good visibility and are among the few companies to have provided guidance for the next fiscal year.

One of our core strategies towards becoming a global organization has been to develop strong relationships with global clients. We have witnessed a 38% increase in the number of clients who account for revenues of over $ 1 million annually (one-million-dollar clients); a 64% increase in the number of five-million-dollar clients; and around 50% increase in the number of twenty-million-dollar clients, from fiscal 2002 to fiscal 2003.

To better align with client organizations, to develop multi-level relationships and to strengthen its clockwork operations, your company successfully re-structured the client facing teams. The improved structure focuses on increasing our understanding of clients’ business and further reducing the time required to respond to their rapidly changing business needs. This, we believe is essential to realize our vision of becoming a multi-billion dollar global organization.

We have taken steps to increase our expertise in clients’ business domains to provide effective business solutions. We enhanced our focus on retail, automotive and aerospace domains, leading to significant client wins. Further, our relationships with global corporations in the health and medical care sector is helping them leverage IT to offer better and faster services to their customers.

End-to-end services, growth and efficiency

Clients value our relationship due to our end-to-end service capabilities and industry expertise. By broadening our service offerings, we have acquired a higher share of our clients’ technology spend. We are aggressively pursuing our goal to be an integrated one-stop-shop for our clients’ technology needs. Towards this, your company focused on developing new services to enrich its end-to-end service suite. In this context, Progeon Limited, our subsidiary, has established presence in the Business Process Management (BPM) space and is currently providing services to five clients from various sectors.

During the fiscal year, your company made significant strides in its package implementation practice — Enterprise Solutions (ES). We strengthened our PeopleSoft (ERP) and Siebel (CRM) practices, and started JD Edwards (ERP) and Manugistics (SCM) practices. To differentiate these services from competition, we have successfully bundled them with other service offerings. Further, leveraging clockwork, we achieved a significantly higher offshore mix in ES compared to the previous years. Over the fiscal year, revenues from these services grew by 55%.

The Systems Integration (SI) practice was further strengthened through strategic alliances and partnerships. IT infrastructure management services provided support to mission-critical infrastructure services from the newly setup state-of-the-art Network Operation Center (NOC) in Bangalore. The Banking Business Unit (BBU) acquired a treasury product and a CRM product.

During the year, we successfully scaled up our operations to meet increasing demand for our services. New services were supported with adequate growth in infrastructure and addition of highly skilled employees. Employee addition during this year has been the highest ever for your company, with a gross addition of 5,509 including 1,127 lateral hires, leading to 4,618 net employee additions. Further, we are getting closer to our vision of becoming truly multicultural with employees from 38 nationalities — and the number continues to grow.

Balancing growth with efficiency, your company is proactively managing costs to meet the profitability challenges. We have undertaken focused initiatives towards increasing productivity and reducing expenses, including a review of key operational policies. Our project management practices were assessed at Level 5 of the Integrated Capability Maturity Model (CMMi), further endorsing our high standards of quality and productivity.

Trusted brand and global footprint

To propel the company into the next orbit of growth, it is important that we continue to build a powerful, globally respected brand. For the second year, we have recognized the creative use of technology in business through the Wharton Infosys Business Transformation Awards. To demonstrate our thought leadership and facilitate peer networking on contemporary business-technology issues, multiple “CXO City Chat” forums were successfully rolled out in key cities in the US and Europe. Our global presence was further strengthened with new offices, increasing our presence to 30 locations around the world.

To diversify our focus in the global marketplace, we started focused regional initiatives in the markets outside the US. Your company’s flagship customer event, Milan (signifying the meeting of minds), was introduced in Europe for the first time. This provided us with a vital opportunity to interact with our clients on emerging strategies, exchange notes and share best practices.

To build an integrated strong brand in the highly competitive banking software products space, we launched FINACLETM as the umbrella brand for all our banking products. The FINACLETM suite of products now includes, FINACLETM Core Banking, FINACLETM eChannels, FINACLETM eCorporate, FINACLETM CRM and FINACLETM Treasury.

Best people, high performance work ethic

The success of your company’s business model hinges on attracting the best and the brightest talent. Towards this, we continue to focus on strengthening our HR practices to create a quality work environment that motivates our people. During the year, the HR practices of your company were assessed at Level 5 of the People Capability Maturity Model (PCMM). This makes your company the first in the world to be assessed at this level of the updated version 2.0 of the model.

Successful corporations leverage people as their strongest source of competitive advantage. In this context, your company has strengthened the training programs focused on reinforcing the client-centric culture of employees. The technical training, benchmarked to global standards, was further strengthened through the introduction of role-based design, e-learning and objective assessments. In addition, multiple developmental initiatives were taken to strengthen behavioral and managerial skills, critical for managing teams and deliverables.

To reinforce a high performance work ethic, your company completed the transition to a role-based organization, effective July 1, 2002. Subsequently, the compensation practices have been restructured to include higher variable components that take into consideration the company, unit and individual performance. Going forward, variable compensation and performance-based recognition would progressively reinforce our work ethic.

Leadership for the future

A successful company, focused on long-term sustenance, grooms effective leaders who can take business responsibilities and steer the organization towards its vision. In this context, your company had established the Infosys Leadership Institute (ILI). The ILI focuses on consolidating the leadership skills of the company and passing the same to the next generation of Infoscions.

Over the last fiscal year, the ILI has strengthened its roots significantly and provided developmental inputs to the company’s high potential employees. The senior leaders of Infosys, under the aegis of ILI, held 24 “Leaders Teach” workshops covering more than 200 high-potential leaders. In addition, the ILI organized focused seminars, conducted action-based development programs and facilitated the mentoring of high-potential Infoscions.

Changes to the board

Prof. Jitendra Vir Singh resigned from the company’s board of directors. Your company is grateful to him for his invaluable contributions during his tenure, and wishes him the very best for his future endeavors. Mr. Sridar Iyengar, President TiE (The Indus Entrepreneurs), Silicon Valley, and formerly ‘Partner-in-Charge’ of KPMG’s Emerging Business Practice, was inducted as an additional director. Mr. Phaneesh Murthy resigned from the company’s board of directors and from his role as Head — Sales, Marketing and Communications and Product Services (CAPS) effective July 23, 2002.

To summarize

Overall, it has been an exciting year of opportunities and challenges. Your company continues to enjoy the confidence of global corporations because of its disciplined execution and delivery of services using the global delivery model. Our global competitors are attempting to replicate our business model and adapt to the principles of clockwork. This, we believe, would pose great challenges for them. Not only would they have to deal with the disruptions caused by business model reengineering, but also cope with lower revenues. The complexities involved with managing a new culture, developing matured processes and the high performance work ethic required to sustain this model, only makes it more difficult.

Your company, on the other hand, is well poised to take on the next set of challenges and move closer to its vision of becoming a globally respected corporation. We acknowledge the contribution and team-spirit of the over 15,000 Infoscions, whose dedication, hard work and personal commitment make this journey exciting and rewarding.

As always, we look forward to your feedback and suggestions to improve your company.

Bangalore	Nandan M. Nilekani	S. Gopalakrishnan
April 10, 2003	Chief Executive Officer,	Chief Operating Officer and
	President and Managing	Deputy Managing Director
Director

Certification by Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the corporation

We, Nandan M. Nilekani, Chief Executive Officer, President and Managing Director and T.V. Mohandas Pai, Chief Financial Officer and Head-Finance and Administration, of Infosys Technologies Limited, to the best of our knowledge and belief, certify that:

1.	We have reviewed the balance sheet and profit and loss account, and all its schedules and notes on accounts, as well as the cash flow statements and the Director’s report;

2.	Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;

3.	Based on our knowledge and information, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations;

4.	The company’s other certifying officers and we, are responsible for establishing and maintaining disclosure controls and procedures for the company, and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiary, is made known to us by others within that entity, particularly during the period in which this report is being prepared; and

b)	evaluated the effectiveness of the company’s disclosure controls and procedures.

5.	The company’s other certifying officers and we have disclosed, based on our most recent evaluation, to the company’s auditors and the audit committee of the company’s board of directors (and persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls, which could adversely affect the company’s ability to record, process, summarize and report financial data, and have identified for the company’s auditors, any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls; and

c)	the company’s other certifying officers and we have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

6.	In the event of any materially significant misstatements or omissions, the signing officers will return to the company, that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors, as decided by the audit committee.

	Nandan M. Nilekani	T. V. Mohandas Pai
Bangalore	Chief Executive Officer,	Chief Financial Officer and
April 10, 2003	President and Managing Director	Director — Finance and Administration

Directors’ report

To the members,

Your directors are pleased to present their report on the business and operations of your company for the year ended March 31, 2003.

Financial results	in Rs. crore except per share data*

Year ended March 31	2003	2002

Income	3,622.69	2,603.59
Software development expenses	1,813.30	1,224.82
Gross profit	1,809.39	1,378.77
Selling and marketing expenses	266.98	129.79
General and administration expenses	270.37	211.35
Operating profit (PBIDTA)	1,272.04	1,037.63
Interest	—	—
Depreciation and amortization	188.95	160.65
Operating profit after interest, depreciation and amortization	1,083.09	876.98
Other income	99.61	66.41
Provision for investment	23.77	—
Profit before tax	1,158.93	943.39
Provision for tax	201.00	135.43
Profit after tax	957.93	807.96
Appropriations
Interim dividend	82.76	49.63
Final dividend — Proposed	96.05	82.73
Total dividend	178.81	132.36
Dividend tax	12.30	5.06
Transferred to general reserve	766.82	670.54
Earnings per share (equity shares, par value Rs.5/- each)
Basic	144.68	122.12
Diluted	143.37	121.37

*1 crore equals 10 million

  1 lakh equals 100,000

Results of operations

Total revenues increased to Rs. 3,622.69 crore from Rs. 2,603.59 crore in the previous year — a growth rate of 39.1%. Export revenues increased to Rs. 3,543.51 crore from Rs. 2,552.47 crore in the previous year — a growth rate of 38.8%. The operating profit increased by 22.6%, from Rs. 1,037.63 crore (39.8% of total revenues) in the previous year to Rs. 1,272.04 crore (35.1% of total revenues). The profit after tax increased to Rs. 957.93 crore (26.4% of total revenue) from Rs. 807.96 crore (31.0% of total revenue), a growth rate of 18.6%.

Dividend

In November 2002, we paid an interim dividend of Rs. 12.50 per share (250% on par value of Rs. 5). Your directors recommend a final dividend of Rs. 14.50 per share (290% on par value of Rs. 5), aggregating to Rs. 27.00 per share (540% on par value of Rs. 5), for the current year. The total amount of dividend is Rs. 178.81 crore, as against Rs. 132.36 crore for the previous year. Dividend (including dividend tax), as a percentage of profit after tax from ordinary activities, is 19.95%, as compared to 17.0% in the previous year.

The register of members and share transfer books will remain closed from May 30, 2003 to June 14, 2003, both days inclusive. The Annual General Meeting of the company has been scheduled for June 14, 2003. The Finance Bill 2003 provides that after April 1, 2003, dividend income will be exempt from tax for shareholders and that domestic companies will be liable to pay a dividend distribution tax at the rate of 12.50%, plus a surcharge at the time of distribution. Accordingly, the company has provided for an amount of Rs. 12.30 crore towards dividend distribution tax on the final dividend of Rs. 96.05 crore declared by the board on April 10, 2003.

Increase in share capital

Your company issued 56,948 shares on the exercise of stock options, under the 1998 and 1999 employee stock option plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 6,61,86,130 shares during the previous year, to 6,62,43,078 shares as at March 31, 2003.

Business

It was a challenging year for the Indian software industry. Its growth was impacted by several factors. The United States, which is one of the major markets for Indian software exports, has witnessed an economic slow down. Due to the adverse economic environment, global corporations have reduced their spending on technology and are seeking increased return on their IT investments. At the same time, clients are looking to consolidate their IT spend with fewer, financially robust, high-quality vendors that provide comprehensive end-to-end services. Around the world, more and more companies are offshoring their IT operations to value-for-money destinations such as India.

For your company, these changes are an opportunity for growth. Your company continues to optimize its offshore delivery model to service its clients. At the same time, your company is transforming itself into a comprehensive end-to-end service provider, leveraging technology to bring business benefits to its clients. Your company’s service suite includes consulting, application design, development, re-engineering and maintenance, systems integration, package evaluation and implementation, and business process management. Your company’s superior delivery capabilities, broad services spectrum and innovative application of technology continue to delight its clients.

At the beginning of the year, your company estimated a growth in software development services and product revenues, under Indian GAAP, at 18.5% to 21.8%. This was later revised as 31.9% to 33.2%. Despite the challenging environment, your company has grown by 39.1% in software development services and products revenues.

Your company’s software export revenues aggregated Rs. 3,543.51 crore, up 38.8% from Rs. 2,552.47 crore the previous year — 72.8% of the revenues came from America, 17.7% from Europe, and 9.5% from the rest of the world. The share of the fixed-price component of the business was 36.7%, as compared to 31.6% during the previous year. Blended revenue productivity, in dollar terms, has declined by 0.8%.

The gross profit amounts to Rs. 1,809.39 crore (49.9% of revenue) as against Rs. 1,378.77 crore (53.0% of revenue) in the previous year. The gross margins have largely been affected by higher onsite revenues, that have increased from 50.8% in the previous year, to 54.7%. The onsite person-months comprised 33.7% of total billed efforts during the year as compared to 30.7% during the previous year. The operating profit amounted to Rs. 1,272.04 crore (35.1% of revenue) as against Rs. 1,037.63 crore (39.8% of revenue). Operating margins were affected primarily due to higher sales and marketing costs, which increased from 5.0% of our revenue in the previous year to 7.4% of our revenue in the current year. The net profit after tax was Rs. 957.93 crore (26.4% of revenue) as against Rs. 807.96 crore (31.0% of revenue) in the previous year.

Your company seeks long-term partnerships with clients while addressing their various IT requirements. Your company’s customer-centric approach has resulted in high levels of client satisfaction. Your company derived 92% of its revenues from repeat business during the year. Your company defines repeat business as revenues from a customer who also contributed to our revenues during the prior fiscal year. Your company added 92 new clients during the year, which includes a substantial number of large corporations. The total client base at the end of the year stood at 345. Further, your company has 115 million-dollar clients (83 in the previous year), 41 five-million-dollar clients (25 in the previous year) and 16 ten-million-dollar clients (16 in the previous year).

The year also saw your company scaling up its infrastructure. Your company added another 7.68 lakh square feet of physical infrastructure space, taking the total space available to 34.31 lakh square feet. The number of overseas marketing offices as on March 31, 2003 was 26, compared to 24 as on March 31, 2002.

During the year, your company reorganized its client solution delivery groups. There are four objectives for this reorganization. The first is to pilot fully integrated vertical industry groups. In this context, two units were created: Retail, and Automotive & Aerospace, with the objective of providing effective business solutions in these business domains. The second objective is to give more independence to our Europe and Asia Pacific units. Our focus on these geographies has yielded results in the form of increased business. The third objective is to service our large clients more effectively by identifying global accounts and key accounts. Global accounts are handled centrally under a separate unit. The fourth objective is to create a new unit focused on Greater China that includes China, Hong Kong and Taiwan. Your company is also planning to set up a development center in China.

Your company believes that the environment will remain challenging in the near future. Customers will continue to focus on higher return on their investments that would put tremendous pressure on your company’s billing rates. The environment demands that your company continue to rigorously focus on managing costs. While the short-term uncertainties pose tremendous challenges, the long-term opportunities remain exciting. Your company continues to aggressively pursue new opportunities for growth.

Banking Business Unit (BBU)

The Banking Business Unit grew at 62% over the previous year. Your company’s product — FINACLE™ — the enterprise banking e-platform has now emerged as an end-to-end suite of seamlessly integrated, best-of-breed banking software products. FINACLE™ is uniquely positioned to address the needs of new-age banks across their core banking, consumer e-banking, corporate e-banking, multi channel, CRM and treasury requirements. FINACLE™ being a new generation solution designed around the Web paradigm, open industry standards and the services model, provides banks with a powerful and flexible platform to respond to changing business needs. Supporting powerful and unique capabilities like 24x7 banking, Straight Through Processing (STP), workflow automation, and a personalized and consistent multi-channel customer experience, it enables banks to delight their customers, create competitive differentiation, reduce costs and gain time-to-market.

During the year, your company made several strategic moves to strengthen the FINACLE™ suite on all fronts.

•	Your company launched FINACLE™ CRM, a specialty banking CRM product, covering the complete CRM functionality and offering several unique capabilities targeted exclusively at banks. FINACLE™ CRM provides a unified view — both internally and externally — of a customer’s relationship with the bank across multiple channels such as call centers, branches, mobile, web, etc. and also across various back-end, product processing systems. This greatly enhances the bank’s ability to retain and expand customer relationships and improve customer profitability. Since its launch, your company has already acquired four new customers for FINACLE™ CRM.

•	Your company acquired a treasury product. The product, now re-branded FINACLE™ Treasury, has added a world-class, integrated treasury management solution to the FINACLE™ suite. FINACLE™ Treasury covers Forex, Money Markets, Securities and their derivatives across front, middle and back office treasury operations. It also provides powerful Straight Through Processing capability and has live sites across some of the largest Tier 1 investment and commercial banks in Europe, USA and Japan. Since acquisition, we have already added one new customer for this product.

•	Your company also launched FINACLE™ eChannels and FINACLE™ eCorporate — the consumer and business e-banking, EBPP, EIPP, web-based Cash Management and mobile pay products — with a multi-channel framework and powerful alerting capability. With their unique future-proof architecture supporting both J2EE and .NET platforms through a single code base, these products have generated both mind share and market share. In fact, they have been featured in case studies by both Intel and Microsoft, and also in research reports by Gartner. Your company has acquired eight new clients since the launch of these products.

•	Finally, your company’s flagship product — FINACLE™ Core Banking — continues its growth momentum. Your company has further strengthened its market dominance in South Asia and Africa, and made inroads into new markets. Today, six out of the eight banks in India that have deployed centralized core banking across over 100 branches, are powered by FINACLE™ Core Banking. With 24 of the 25 customers signed prior to March 31, 2002 being “live” today, FINACLE™ Core Banking has built an impeccable implementation track record.

BBU has been consolidating its position in the South Asian and African markets. At the same time, it has been making steady inroads into new markets. During the year, BBU acquired nine new clients for its products — two in India and seven overseas.

Development centers in India

Your company incurred capital expenditure aggregating Rs. 219.26 crore as compared to Rs. 322.74 crore during the previous year. Of the amount, Rs. 76.11 crore was spent on technological infrastructure as compared to Rs. 67.40 crore in the previous year.

In Bangalore, yet another software development block of 96,800 square feet, with a capacity of 575 seats, and a food court of 21,000 square feet, was completed. Three wings of a new software development block were also completed and leased to Progeon Limited, a subsidiary. The Heritage building was refurbished. Another two software development blocks and a power block are nearing completion with a built up area of 2,45,000 square feet capable of accommodating 2,000 professionals. Existing capacity at Bangalore now comprises 13,46,600 square feet, capable of accommodating 6,340 professionals.

At Pune, an Employee Care Center with a built up area of 55,000 square feet was completed. A Customer Care Center with a built-up area of 85,000 square feet, capable of accommodating 350 professionals is in the advanced stage of completion. The campus has a built-up area of 5,03,000 square feet with a capacity of 2,880 seats.

In Chennai, an additional software development block of 75,000 square feet capable of accommodating 495 professionals was completed as part of our Phase II expansion. A Customer Care Center of 75,000 square feet built-up area capable of seating 250 professionals is in an advanced stage of completion. The campus has a built-up area of 3,45,700 square feet with a capacity of 2,400 seats.

In Hyderabad, the remainder of 355 seats in the first software development block and another software development block with a capacity of 965 personnel, was completed. A food court with a built up area of 70,000 square feet was also completed. The campus has a built-up area of 3,17,000 square feet with a capacity of 1,645 seats.

In Mysore, the remaining 400 seats of the software development block and the food court with a built up area of 40,000 square feet were completed. The campus has a built-up area of 4,19,000 square feet and houses the Infosys Leadership Institute.

As of March 31, 2003, the company has 34,31,350 square feet of space capable of accommodating 16,970 professionals and an additional 4,07,400 square feet nearing completion.

Sales and marketing

Your company continues to enhance its sales and marketing infrastructure. This is important as an investment towards the future. Your company opened sales offices at Dublin, Ohio, USA and Beijing, China during the year. Your company has 26 marketing offices overseas, as at the end of the year.

During the coming year, additional sales offices are expected to be opened in North America, Europe and Asia to help your company access new markets and to broaden its client base.

Note on sexual harassment litigation

The lawsuit filed by a former employee against your company and its former director, Mr. Phaneesh Murthy, is in the early stages of discovery. A September 2003 trial date has been set. An unfavorable resolution could adversely impact Infosys’ results of operations, or financial condition.

Progeon Limited

During the year, your company invested Rs. 12.25 crore in Progeon Limited, which is a majority owned subsidiary of your company, purchasing 1,22,49,993 equity shares at Rs. 10/- each fully paid up with a par value of Rs. 10/- each. Progeon Limited was incorporated on April 3, 2002 and was established to provide business process management services. It seeks to leverage the benefits of service delivery globalization, process redesign and technology, to drive efficiency and cost effectiveness in customer business processes. Progeon obtained its financial closure, by securing funding, of Rs. 49 crore from Citicorp International Finance Corporation, USA, through investment in redeemable preferred shares of face value of Rs. 100/- each at a premium of Rs. 12/- per share. During the year, Progeon added five clients and generated a revenue of Rs. 20.85 crore. The employee strength as on March 31, 2003 was 539.

Strategic investments

During the year, your company invested Rs. 0.27 crore in M-Commerce Ventures Pte Limited, Singapore (“M-Commerce”) for 10 ordinary shares of face value Singapore $ (“S$”) 1/- each fully paid at par and 90 redeemable preference shares of face value S$ 1/- each fully paid at a premium of S$ 1,110. Accordingly, the aggregate investment in M-Commerce Ventures Pte Limited went up to Rs. 2.11 crore as at March 31, 2003, as compared to Rs. 1.84 crore as of March 31, 2002.

Your company evaluates all its investments for any diminution in their carrying values that is other than temporary. Based on the financial condition of the investee companies as well as their business environment, your company provided an aggregate amount of Rs. 23.77 crore, which consisted of Rs. 0.75 crore towards JASDIC Park Company, Japan; Rs. 6.85 crore towards Asia Net Media (BVI) Ltd., the British Virgin Islands; Rs. 8.96 crore towards OnMobile Systems Inc. (formerly OnScan Inc.), USA; Rs. 7.21 crore towards Workadia Inc., USA; Rs. 10,350/- towards The Saraswat Co-operative Bank Limited, India and Rs. 10/- towards Software Services Support Education Center Limited, India during the current year.

Acquisitions

During the year, your company acquired intellectual property (“IP”) in a treasury product for its Banking Business Unit and entered into an agreement to transfer the IP in a commercial software application used in the design of high performance structural systems. Your company also purchased a non-exclusive global license to a signature display software for use along with its banking products.

Human resource management

Employees are your company’s most valuable resource. Your company has been able to create a favorable work environment that encourages innovation and meritocracy. Your company has also put in place a scalable recruitment and human resource management process. This enables it to attract and retain high-caliber employees. We added 4,618 employees, net of separations, taking the total strength to 15,356 — up from 10,738 at the end of the previous year. Your company’s attrition rate, at 6.9% for the year (6.2% for the previous year), is testimony to its ability to retain high-quality talent.

In order to ensure a safe and congenial work environment, your company has formulated ‘positive-work-environment workshops’ for all employees. Process improvements have also been made in the areas of recruitment, training and visa processing.

Your company’s employee management and HR practices have been widely acclaimed in various forums. The Pune Development Center was assessed at Level 5 of version 2 on the People Capability Maturity Model (PCMM). Your company was ranked the Best Employer in India by Business Today-Hewitt in their annual survey.

Quality

Your company firmly believes that “pursuit of excellence” is one of the most critical components for competitive success in the global market. Your company has achieved high maturity through rigorous adherence to highly evolved processes, which have been systematically benchmarked against world-class operating models. These includes ISO 9001-TickIT, SEI-CMM and the Malcolm Baldrige Framework. Your company is rated at Level 5 of the Capability Maturity Model (CMM), which is the world-class benchmark in software process management. Regular and rigorous assessments are conducted by reputed external assessors vis-à-vis CMM, CMMI, PCMM and CII-EXIM (based on EFQM / Baldrige models) to assess the progress and identify areas that need improvement. Implementation of such world-class frameworks has resulted in tangible business benefits.

To address the challenges of the future and to ensure performance improvement in an integrated manner, your company has launched the Infosys Excellence Initiative (IEI), which is a single umbrella for all quality initiatives within the organization. This initiative spans various functions in the organization, namely core delivery processes, functional and cross-functional processes, and organizational management processes. It envisages leveraging CMM Level 5 for delivery processes, the EFQM / Malcolm Baldrige Framework for organizational management processes and Six Sigma Cross Functional Process Mapping (CFPM) techniques for improving cross-functional processes.

Your company’s best practices and processes in the area of project management are showcased in the book “Software Project Management in Practice” by Dr. Pankaj Jalote (Addison Wesley, 2002), published under the SEI series.

Your company has helped many of its clients improve their processes and systems by providing high-end software process consulting services. This is testimony to your company’s process leadership.

Infosys Leadership Institute

During the fiscal year, the Infosys Leadership Institute successfully facilitated the development of more than 200 Infosys leaders. The “Leaders Teach” series of workshops was conducted by the top management to pass on the skills acquired over the years to the next generation of leaders. Now, the leadership development model has been further refined to improve its integration with succession planning across various levels of the company.

InStep Global Internship Program

InStep, your company’s Global Internship Program, seeks to attract students from the top academic institutions around the world, and plays a key role in our international recruitment initiative. Your company selects students for summer projects from the leading global educational institutions and places them in live business and technical projects. InStep is also part of your company’s initiative to promote a multi-cultural environment. Your company recruits interns from diverse academic backgrounds, spanning technology students from Stanford to business students from Wharton.

This year, your company has held ‘InStep Information Sessions’ in the United States of America, Canada, the United Kingdom, France, Germany, India, Australia and Japan, and has received over 2,000 applications for 33 internship positions.

The new information infrastructure

Your company believes that its internal IT initiatives are key drivers to scalable and sustained corporate excellence. Accordingly, during the year, several key focus areas were identified. This includes: driving information availability to a global work force; enabling scalable, sustained excellence in execution; enhancing employee and process productivity; increasing accountability of project managers for their project profitability; integrating cross-functional processes; and creating a Disaster Recovery (DR) structure for the information infrastructure backbone.

Towards this, your company’s Information Systems (IS) team has upgraded all production servers to be available on state-of-the-art Storage Area Network (SAN) solutions to make IS infrastructure more secure and more reliable. Further, your company implemented the first phase of DR solution (in-campus) covering all back-end servers. This ensures high performance, high availability, reliability, scalability and better management of the IS portfolio of applications.

Your company also completed the deployment of its homegrown CRM solution (CIMBA) throughout its customer touch-points worldwide. In addition, your company deployed a project budgeting solution to enable tracking of the budgeted versus actual parameters at the project level. This helps reinforce project managers’ accountability for the profitability of projects. Additionally, your company focused on setting up a globally scalable .NET infrastructure that leverages investments made in its intranet backbone, secure extranet, SAP R/3 4.6 and state-of-the-art DR management infrastructure to enhance global delivery and 24x7 operations.

Additional information to shareholders

Your company has provided additional information in the form of intangible assets scoresheet, human resources accounting, value-added statement, brand valuation, economic value-added statement, current-cost-adjusted financial statements, and financial statements in substantial compliance with the GAAP of six countries.

Corporate governance

The current economic downturn, the unprecedented events of September 11, the Enron issue and recent business failures have combined to create a very challenging financial reporting environment. As a result, companies have started focusing more on corporate governance issues. Your company continues to be a pioneer in benchmarking its corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and abroad.

Your company has complied with all the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal 2003, the compliance report is provided in the Corporate Governance Report in this Annual Report. The auditor’s certificate on compliance with the mandatory recommendations of the committee is annexed to this report.

In addition, your directors have documented your company’s internal policies on corporate governance. In line with the committee’s recommendations, the management’s discussion and analysis of the financial position of the company is provided in this Annual Report and is incorporated here by reference.

Your company continues its practice of providing a report on its compliance with the corporate governance requirements of six countries, in their national languages, for the benefit of our shareholders in those countries.

Responsibility statement of the board of directors

The directors’ responsibility statement setting out the compliance with the accounting and financial reporting requirements specified under Section 217 (2AA) of the Companies (Amendment) Act, 2000, in respect of the financial statements, is annexed to this report.

Employee Stock Option Plan (ESOP)

Your company has introduced various stock option plans for its employees. Details of these, including grants to senior management, are given below. Senior management includes directors of your company and members of its management council.

1994 Stock Offer Plan (the 1994 plan)

The 1994 plan came to an end in fiscal 2000. No further options will be issued under this plan.

1998 Stock Option Plan (the 1998 plan)

Your company has issued 5,80,200 ADS-linked stock options to 223 employees during the year under the 1998 plan. Details of such options granted under the 1998 plan are given below.

	Description	Details

1.	Total number of shares	32 lakh ADS representing 16 lakh shares
2.	The pricing formula	Not less than 90% of the fair market value as on date of grant
3.	Ratio of ADS to equity shares	One share represents two ADSs
4.	Options granted during the year	5,80,200 options representing 2,90,100 equity shares
5.	Weighted average price per option granted	$61.85 (Rs. 2,988/-); 100% of fair market value on the date of grant during the year
6.	Options vested (as of March 31, 2003)	6,30,004 options representing 3,15,002 equity shares
7.	Options exercised during the year	89,540 options representing 44,770 equity shares
8.	Money raised on exercise of options	$21,14,348 (Rs. 10.22 crore)
9.	Options forfeited during the year	2,49,748 options representing 1,24,874 equity shares
10.	Total number of options in force at the end of the year	25,03,406 options representing 12,51,703 equity shares
11.	Grant to senior management	Nil
12.	Employees receiving 5% or more of the total number of options granted during the year	Nil

1999 Stock Option Plan (the 1999 plan)

Your company has issued 6,16,850 stock options to 3007 employees and one independent director during the year under the 1999 plan. The details of such options granted under the 1999 plan are given below.

	Description	Details

1.	Total number of shares	66 lakh shares
2.	The pricing formula	At the fair market value as on date of grant
3.	Options granted during the year	6,16,850 options representing 6,16,850 equity shares
4.	Weighted average price per option granted during the year	Rs. 3,754 (100% of fair market value on the date of grant)
5.	Options vested (as of March 31, 2003)	12,22,639 options representing 12,22,639 equity shares
6.	Options exercised during the year	12,178 options representing 12,178 equity shares
7.	Money raised on exercise of options	Rs. 3.30 crore
8.	Options forfeited during the year	2,12,316 options representing 2,12,316 equity shares
9.	Total number of options in force at the end of the year	50,61,171 options representing 50,61,171 equity shares
10.	Grant to senior management and independent directors	Claude Smadja
11.	Employees receiving 5% or more of the total number of options granted during the year	No. of options: 2,000 Nil

Liquidity

Your company continues to be debt-free, and maintains sufficient cash to meet its strategic objectives. Liquidity in the balance sheet needs to balance between earning adequate returns, and the need to cover the financial and business risk. Liquidity also enables your company to make a rapid shift in its direction, should the market so demand. During the current year, internal cash accruals have more than adequately covered working capital requirements, capital expenditure of Rs. 219.26 crore and dividend payments, and have resulted in a surplus of Rs. 611.55 crore. As on March 31, 2003, your company had liquid assets of Rs. 1,638.51 crore as against Rs. 1,026.96 crore at the previous year-end. These funds have been invested in deposits with banks and highly rated financial institutions.

Research and education initiatives

Your company trained over 3,370 employees as part of its Foundation Program training. Continuing education is imparted in advanced technologies and managerial skills. A centralized Assessment and Certification Center is being set up for enhanced competency measurement. The aggregate training imparted by your company to its employees exceeded 2,00,000 person days.

The Infosys Fellowship Program, instituted by your company at 14 premier academic institutions in India to support research work leading to a Ph.D., has been well received. At present, there are 41 Infosys Fellowship awardees undergoing Ph.D. programs at various institutions. Your company spent Rs. 14.44 crore of its revenue on R&D activities during the year.

Your company continues to leverage the collective knowledge of the organization for competitive advantage. The Knowledge Management (KM) program, initiated in August 2000, has resulted in the active generation and widespread use of reusable knowledge. For instance, there are 200+ knowledge assets published per month in the KM portal in the company’s intranet. The central knowledge repository has, as of date, 5,900 knowledge assets. Additionally, more than 15,000 artifacts were created by employees as direct deliverables, and over 9,000 system-generated artifacts were collated from the rich data captured at key check points, during the process of project execution. On an average, two knowledge assets are downloaded by an Infoscion every work-minute. Incentive schemes are in place to encourage knowledge sharing. A dedicated central team of experts, aided by a network of knowledge champions across various development centers, ensures smooth functioning of KM at your company. The knowledge-sharing culture in your company is growing stronger — nearly 25% of the knowledge workers have contributed at least one knowledge asset to the company’s central knowledge store.

Your company’s KM program has received widespread recognition amongst customers, practitioners, benchmarking agencies and academicians. Your company has been adjudged one of the winners of the prestigious Most Admired Knowledge Enterprises (MAKE) award (administered by Teleos, an independent KM research organization) in the Asia region, for the year 2002. This award recognizes the mature knowledge management practices of the company. Incidentally, your company is the only Indian company to have won this award.

Your company has also established alliances with global IT product vendors in order to acquire specialized knowledge about their products. This is an ongoing activity.

Infosys Foundation

Your company is committed to contribute to its social milieu and, in 1996, established the Infosys Foundation as a not-for-profit trust to support initiatives that benefit the society at large. The Foundation supports programs and organizations devoted to the cause of the destitute, rural poor, mentally challenged, senior citizens and the uneducated. It also helps preserve certain arts and cultural activities of India, which are under the threat of fading out. Grants to the Foundation during the year aggregated Rs. 5.53 crore, as compared to Rs. 3.75 crore in the previous year.

A summary of the work done by the Foundation appears in the Infosys Foundation section of this report. On your behalf, your directors express their gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for the activities.

Community services

Your company, through its Computers@Classrooms initiative launched in January 1999, has donated 1,490 computers to various institutions across India. Additionally, your company has applied to the relevant authorities for permission to donate computers to educational institutions on an on-going basis in the future. Microsoft continues to participate in this initiative by donating relevant software. We would like to place on record our appreciation for its continued support.

Awards

Your directors are happy to report some of the awards that your company received during the year.

•	Ranked as the No.1 Employer in the IT sector by Dataquest for the second time in a row

•	Ranked the Best Employer in India by Business Today-Hewitt in their annual survey

•	Rated among the best “Under a Billion — Forbes Global” 200 small companies for 2002 by Forbes Global

•	Won the Most Admired Knowledge Enterprise Award for Asia

•	Won the Corporate University Xchange Excellence Award for “Aligning Corporate Learning to Business Strategies"

•	Awarded the Global Corporate Achievement Award 2002 for Asia Pacific Region by Economist Intelligence Unit [EUI]

•	Won the CII Exim Award for Business Excellence

•	Awarded Diamond Award for the marketing initiative WIBTA by Information Technology Services Marketing Association [IMTA]

•	Ranked as the Best Managed Company In India by Asiamoney

•	Best Annual report award of the Institute of Chartered Accountants of India for seventh successive year

•	Ranked No.1 among Asia’s Leading Companies in India by Far Eastern Economic Review

•	Rated the Most Respected Company in India by Businessworld

•	Rated the Most Globally Competitive Company, Most Dynamic Company, Most Ethical Company and Best IT Company by Businessworld

•	Featured among the first 250 companies of the Deloitte Touche Tohmatsu Asia Pacific Technology Fast 500

•	A Financial Times-PwC survey listed Infosys among 50 companies that demonstrate the most integrity

Fixed deposits

Your company has not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

Directors

During the year, Mr. Phaneesh Murthy resigned from the company’s board of directors to defend a sexual harassment case filed against him by a former employee.

Your directors inducted Mr. Sridar Iyengar, President of The Indus Entrepreneurs (TiE), as an additional director of the company. His appointment requires the approval of the members at the ensuing Annual General Meeting.

As per Article 122 of the Articles of Association, Mr. Srinath Batni, Mr. Omkar Goswami, Mr. Larry Pressler and Ms. Rama Bijapurkar retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, offer themselves for reappointment.

Also, Mr. Jitendra Vir Singh has resigned from the board effective April 12, 2003. Your directors place on record their deep appreciation of the yeoman service rendered by him during his tenure on the board. Mr. Jitendra Vir Singh participated actively in the deliberations of the board and your company immensely benefitted from his insights.

Auditors

The auditors, Bharat S. Raut & Co. Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Secondary American Depositary Shares (ADS) offering

Your directors had recently announced the sponsorship of an international American Depositary Shares (ADS) issue program, against shares held by its existing shareholders in India, at a price to be determined by the lead managers to the offering. Your directors also had decided that the offering size would be between 20,00,000 equity shares (or 40,00,000 ADSs) to 30,00,000 equity shares(or 60,00,000 ADSs). This was approved by the members in the Extraordinary General Meeting held on February 22, 2003.

Your directors are of the opinion that it would be in the best interest of the company to increase the liquidity for its shares in the NASDAQ market. Your company had appointed Goldman Sachs (Asia) LLC, Merrill Lynch & Co., and Citigroup as the global book runners, and Deutsche Bank Securities and UBS Warburg as the co-managers to this program.

FII investment limit

The members had approved the increase in investment limit by Foreign Institutional Investors (FIIs) from 49% to 100% at the Annual General Meeting held on June 8, 2002. The Reserve Bank of India had approved the increase on July 4, 2002.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Subsection (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988, are set out in the annexure included in this report.

Particulars of employees

As required under the provisions of section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure included in this report.

Acknowledgments

Your directors thank the company’s clients, vendors, investors and bankers for their continued support during the year. Your directors place on record their appreciation of the contribution made by employees at all levels. Your company’s consistent growth was made possible by their hard work, solidarity, cooperation and support.

Your directors thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Software Technology Parks — Bangalore, Chennai, Hyderabad, Mohali, Mysore, Pune, Bhubaneswar and New Delhi, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the state governments, and other government agencies for their support, and look forward to their continued support in the future.

For and on behalf of the board of directors

Bangalore	Nandan M. Nilekani	N. R. Narayana Murthy
April 10, 2003	Chief Executive Officer,	Chairman and Chief Mentor
President and Managing Director

Annexure to the directors’ report

a)	Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

1.	Conservation of energy

The operations of your company are not energy-intensive. However, significant measures are taken to reduce energy consumption by using energy-efficient computers and by the purchase of energy-efficient equipment. Your company constantly evaluates new technologies and invests to make its infrastructure more energy-efficient. Currently, your company uses CFL fittings and electronic ballasts to reduce the power consumption of fluorescent tubes. A building automation system to control the working of air conditioners and to make them more energy-efficient, has been implemented. Air conditioners with energy efficient screw compressors for central air conditioning and air conditioners with split air conditioning for localized areas are used. High efficiency, hydro-pneumatic pumps are being used in water pumping systems. As energy costs comprise a very small part of your company’s total expenses, the financial impact of these measures is not material.

In addition, your company is using amorphous core transformers in place of conventional transformers in all its locations, which operate at an efficiency of over 98%. Your company is also using power factor correctors at the supply level of the state grid power to achieve high energy efficiency.

2.	Research and Development (R&D)

Research and development of new services, designs, frameworks, processes and methodologies continue to be of importance at your company. This allows your company to enhance quality, productivity and customer satisfaction through continuous innovation.

a.	R&D initiative at institutes of national importance

This initiative has been described in the Research and education initiatives section in the directors’ report.

b.	Specific areas for R&D at your company

Your company spent Rs. 14.44 crore on R&D in the financial year 2003. Of this, Rs. 0.87 crore was spent on enhancing and developing new functionalities in the banking product suite FINACLE™. As a result, today, FINACLE™ is one of the premier banking product suites in the world with over 76 customers across 21 countries.

The remainder amount of Rs. 13.57 crore was spent on methodologies and new technologies which allow your company to improve its service capabilities. Your company has further enhanced the requirements modeling tool ‘InFlux™’ to include performance modeling. Increased deployment is helping your company capture software requirements better and is reducing requirements-related defects in its development projects. This allows the company to differentiate its development methodology.

Your company’s Domain Competency Group is developing new models for several vertical industry segments. These industry solutions address some of the current problems faced by these industries. Examples are Straight Through Processing for the financial services industry, Perishables Management for the grocery industry, and HIPAA for the health care industry.

Your company’s employees have published several papers in international and domestic journals and magazines on various topics. A book has been brought out based on the research done by our Software Engineering and Technology Labs (SETLabs) called “The Art and Technology of Software Engineering”. Your company’s employees have also participated as speakers in several international and domestic conferences.

c.	Benefits derived as a result of R&D activity

Your company’s performance testing center and the e-commerce research labs have been instrumental in building expertise in the areas of software performance solutions, testing, architecture and prototype development.

d.	Future plan of action

There will be continued focus on, and increased investment in the above R&D activities. Future benefits are expected to flow in from initiatives undertaken this year.

e.	Expenditure on R&D for the year ended March 31

		in Rs. crore

	2003%	2002%

Revenue expenditure	13.77%	14.40%
Capital expenditure	0.67%	0.46%

Total R&D expenditure	14.44%	14.86%
R&D expenditure as a percentage of total revenue	0.40%	0.57%

3.	Technology absorption, adaptation and innovation

Your company has identified three thought leadership areas — Knowledge Management, Collaborative Technologies and Convergence Technologies. Your company create technology roadmaps in these areas that anticipate changes based on the evolution of technology in two to five years. Based on these technology roadmaps, your company has created various scenarios in vertical industry segments and has developed proof-of-concept applications, along with clients and technology partners. For instance, your company has created proof-of-concept applications in collaborative technologies such as .NET along with Microsoft. This has been demonstrated to its clients, and has resulted in your company getting several new projects in the .NET technology area. As mentioned earlier, your company has won the prestigious “Most Admired Knowledge Enterprise (MAKE)” award for its knowledge management practices.

4.	Foreign exchange earnings and outgo

a.	Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

In fiscal 2003, 97.8% of revenues were derived from exports. Over the years, your company has established a substantial direct-marketing network around the world, including North America, Europe and the Asia Pacific regions. These offices are staffed with sales and marketing specialists, who sell your company’s services to large, international clients.

During the year, your company opened marketing offices in Dublin, Ohio, USA and Beijing, China. Your company also launched a global initiative to increase the awareness of the Infosys brand, and of its products and services. Several press and public relations exercises were launched in the US to enhance your company’s visibility. Further, your company plans to take part in several international exhibitions to promote its products and services.

b.	Foreign exchange earned and used for the year ended March 31,

		in Rs. crore

	2003	2002

Foreign exchange
Earnings	3,377.87	2,495.50
Outflow (including capital goods and imported software packages)	1,593.85	1,072.15

For and on behalf of the board of directors

Bangalore	Nandan M. Nilekani	N. R. Narayana Murthy
April 10, 2003	Chief Executive Officer,	Chairman and Chief Mentor
President and Managing Director

Annexure to the directors’ report

b)	Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, and forming part of the directors’ report for the year ended March 31, 2003

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

*1.	Aaron Cox	Principal	BE, MSc	41	23.05.2002	14	67,00,075	Alysida Solutions, Director, Business Development
2.	Aashish Bansal	Business Development Manager — Sales	BTech, PGD	38	17.02.2000	14	69,62,686	HSBC Capital Markets India Pvt. Ltd. — Senior Manager
*3.	Abhimanyu Acharya	Business Manager	BTech	44	06.01.2003	22	13,12,491	Silverline Technologies Inc, Senior Project Manager
*4.	Achuth Gopinath Menon	Project Manager	BTech, MS	35	04.11.2002	9	18,45,556	i2 Technologies, Sr. Software Engineer
*5.	Aditya Srivastava	Senior Associate	BTech, MBA	32	23.07.2002	8	40,81,751	PWC Financial Services Consulting, Consultant
*6.	Adrian Topple	Test Planner	BTech	32	19.06.2002	5	20,92,200	IQ Financial Services Inc., Senior QA Tester
*7.	Ahmerin Hussain	Technical Support Engineer	BA(H), MSc	32	19.06.2002	6	26,61,127	IQ Financial Services Inc., UNIX Administrator
*8.	Ajit Sagar	Senior Technical Architect	BE(H), MS	38	02.01.2003	13	12,90,845	Controlling Factor, Senior Solutions Architect
*9.	Ajita Kini	Principal	BSc, PGD	37	16.10.2000	14	78,12,315	KPMG Consulting Pvt. Ltd., Manager
10.	Akash Maiti	Senior Associate	BE(H), MA, PGD	32	05.07.2000	8	62,04,598	Andersen Consulting, Senior Consultant
11.	Akihiro Komiyama	Business Development Manager — Sales	MBA	43	19.11.2001	17	47,60,234	Breit Consulting Co., Ltd., Managing Director
12.	Albert Denis Lewis	Vice President and Senior Program Manager	MS, MBA	43	05.02.2001	21	64,28,243	Profitech, Consultant
*13.	Alejandro Jose Carao	Technical Architect	BSc, MS	31	01.08.2002	8	29,26,398	Sapient Corporation, Manager
14.	Alex W. Yang	Senior Associate	BS, MBA	34	30.07.2001	8	64,70,699	Onsite Access, Inc., Senior Manager Ebusiness
15.	Alexander Graham Mcgregor Pringle	Account Manager	BSc, Diploma	50	16.07.2001	30	32,21,216	Syntel Inc, Senior Project Manager
*16.	Alexander Zmoira	Senior Principal	BS, MBA	38	25.06.2001	9	3,14,056	Intl. Business CGE&Y, Senior Manager — Consulting Services
17.	Alexandre Elvis Rodrigues	Business Development Manager — Sales	BTech, MBA	32	03.08.1998	9	71,40,565	Modi Xerox, Production Sales Manager
18.	Amar Vaidya	Business Development Manager — Sales	BE, MBA	33	30.11.2000	10	56,01,233	Andersen Consulting, Consultant
19.	Ameer Saithu	Associate	BTech, PGD	30	27.03.2000	7	49,28,126	PricewaterhouseCoopers, Consultant
20.	Amit Dua	Business Development Manager — Banking Business Unit	BE, MBA	33	16.11.1998	9	45,50,981	Microland Ltd, Business Development
21.	Amit Nangalia	Software Engineer	BA	24	25.06.2001	2	34,01,660	—
22.	Amitabh Pushparaj Mudaliar	Senior Associate	BE, PGD	31	20.03.2000	8	52,29,618	PricewaterhouseCoopers, Consultant
23.	Amy (Yuen Chun) Wong	Software Engineer	BSc	25	22.01.2001	3	30,40,729	Hewitt Associates, Quality Assurance Analyst
*24.	Amy Veloz	Administrative Assistant	BBA	30	21.06.2001	12	14,41,584	Eclubbuy San Juan Capistrano, Senior Product Marketing Associate/Supervisor
*25.	Anand Gopalan Rengarajan	Project Manager	BE	29	25.11.2002	9	14,79,167	PricewaterhouseCoopers, Senior Associate
26.	Anand Krishna	Senior Principal	BE, MBA	37	12.07.2000	13	77,58,761	PricewaterhouseCoopers, Sr. Manager Transaction Services
27.	Anand Narayanaswamy	Programmer Analyst	BCom	29	02.04.2001	10	34,58,400	Paras International Gmbh, Prokurist (General Manager)
*28.	Anand Nataraj	Group Manager — Sales	BE, MBA	38	09.09.2002	14	28,11,529	Logica Global Solutions Pvt Ltd, Regional Sales Director
29.	Anand P. Arkalgud	Business Development Manager — Sales	BE, MBA	31	19.11.2001	9	65,68,400	Techone Inc., Sr. Manager, Business Development
*30.	Anand Uppili	Business Development Manager — Sales	BE(H)	36	14.12.2000	15	8,19,311	Tellabs International Inc., Product Manager
31.	Ananda Rao	Business Development Manager — Sales	BE, MSc	44	25.10.1999	16	51,58,400	Se IT Technologies, Regional General Manager
*32.	Anandaraju H. N. Setty	Senior Consultant — Enterprise Solutions	BE, MS	38	10.02.2003	14	6,67,885	i2 Technologies, Project Manager
33.	Anant Natekar	Project Manager	BE	27	09.02.2001	5	32,82,385	Fourth Technologies, Inc., Consultant
34.	Andi Berkowitz	Administrative Assistant	BA, ASL	50	12.04.1999	13	24,71,443	Newton Wellesley Chinopractic, Office Manager
*35.	Andrew Fleix John Elliot	Developer	BA(H), MSc	28	19.06.2002	5	5,72,489	IQ Financial Services Inc., Developer
*36.	Andrew Kunze	Module Leader — Banking Business Unit	BE(H), PGD, PhD	31	19.06.2002	8	27,81,146	IQ Financial Services Inc., Developer Support / Team Leader
*37.	Andrew R. Friedman	Principal	BSc, MBA	40	26.11.2001	16	36,06,201	Convergent Group, Director, Customer Relationship Mgmt. Practice
38.	Aniket Kishore Ullal	Business Development Manager — Sales	BA, PGD	27	28.05.2001	6	49,13,744	Indstudent.Com, Co-promoter
39.	Aniket Rajiv Maindarkar	Business Development Manager — Sales	BSc, MBA	31	01.06.2001	9	46,73,646	Patni Computer Systems, Manager — Business Development
*40.	Anil Roy	Programmer Analyst	BE	28	19.02.2001	6	21,01,864	Air Check Virginia, Database Administrator
41.	Ankur Gupta	Business Development Manager — Sales	BA(H), PGD, ACA	30	17.07.2000	8	52,49,798	Arthur Andersen India Pvt. Ltd., Senior Consultant
42.	Ankush Patel	Business Development Manager — Sales	BE, MBA	35	01.10.1999	11	71,97,396	Nortel Networks, Account Manager
*43.	Anoop Lalla	Project Manager	BE	31	02.12.2002	9	14,47,880	UNICEF, Project Leader
44.	Anthony de Laat	Business Manager	BA, MSc, BSc (Engg.)	46	12.03.2000	21	24,23,101	OAO Technologies Canada, Delivery Director
*45.	Anthony Ly	Technical Architect	BSc	29	30.09.2002	6	19,01,268	Supershift, Business Analyst / Architect
*46.	Anup Ashok Basrurkar	Business Development Manager — Sales	BCom(H), CA	38	12.06.2000	12	44,05,625	Citibank N. A., Vice President
47.	Anupam Bhatnagar	Business Development Manager — Sales	BA(H), LLB, PGD	31	03.08.2000	6	59,29,745	Arthur Andersen, Consultant
48.	Anurag Gupta	Business Support Manager	BSc, MCA	38	15.01.2002	16	28,47,326	American Express Bank Ltd., Director
49.	Arindom Basu	Senior Principal	BE(H), PGD	36	05.02.2001	12	99,31,183	Andersen Consulting, Sr. Manager
50.	Arjun K. Rao	Software Engineer	BE, MS	26	22.01.2001	3	33,60,457	Recruitmentindia.Com, Webmaster / Technical Lead
51.	Aroun Balakrishnan	Programmer Analyst	BTech	29	05.03.2001	7	33,72,789	Blockbuster Inc., Senior Programmer Analyst
*52.	Ashish Kesarinath Churi	Project Manager	BE, MBA	31	02.12.2002	9	14,25,153	Aventis Pharmaceuticals, Project Leader
*53.	Ashish Mehta	Senior Technical Architect	BE	34	18.04.2002	12	50,15,604	US Interactive Corp., Architect & Engineering Manager
*54.	Ashok Nayak	Senior Associate	BE, MMS	31	01.04.2002	8	34,54,468	Accenture, Sr. Consultant
55.	Ashok Vemuri	Vice President and Regional Manager — Sales (Canada & North East Region)	BSc(H), PGD	34	01.10.1999	11	1,01,64,265	Bank of America, Assistant Vice President

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

*56.	Ashwani Rishi	Business Development Manager — Sales	BE	44	02.10.2001	3	69,65,600	Syntel Inc., Practice Vice President
57.	Atul Kishore Seth	Senior Associate	BCom, MMS	31	17.07.2000	9	53,43,294	Ernst & Young Consulting India Pvt. Ltd., Senior Consultant
58.	Ayan Chatterjee	Associate Vice President and Regional Manager — Sales (Western America Region)	BA(H), PGD	31	02.11.1998	10	80,11,314	Andersen Consulting, Consultant
59.	Badarinath Devalla	Senior Technical Architect	BE, MS, PhD	32	14.01.2002	4	45,61,210	VPI Systems, Senior Technical Consultant
60.	Balaji Yellavalli	Senior Principal	BTech, PGD	34	18.09.2000	13	88,64,879	Feedback Ventures Ltd., Chief Executive Officer
61.	Balakrishnan P. R	Business Development Manager — Sales	BTech, MBA	30	15.11.1999	8	57,66,591	Arthur Andersen, Senior Consultant
*62.	Barney Moss	Project Manager — Banking Business Unit	BSc	29	19.06.2002	7	34,96,766	IQ Financial Services Inc., Leading Developer
63.	Bartley Richard Higgins	Business Development Manager — Sales	BA(H), MA	54	20.02.1997	16	65,43,826	Wireless S/W, Developer
64.	Basab Pradhan	Senior Vice President and Head — World-wide Sales & Retail (North America)	BTech, PGD	37	03.10.1994	14	1,50,90,211	Lipton India Ltd., Manager
65.	Bernard J. Decunha	Business Development Manager — Sales	BA	37	31.05.2001	12	51,69,147	Polaris Software Labs, Regional Manager
66.	Bhaskar Ghosh	Vice President — Delivery (IT Outsourcing)	BSc, MBA	43	03.02.1997	22	42,30,559	Philips India Ltd., Sr. Marketing Manager
67.	Biji P. Thomas	Associate	BE, PGD	28	24.04.2000	6	49,02,958	Andersen Consulting, Senior Consultant
*68.	Binooj Purayath	Technical Architect	BE, MS	27	29.08.2002	6	20,85,609	Versant Corporation, Developer
69.	Blandine Galland	Consultant — Enterprise Solutions	Diploma	46	04.10.2001	21	52,25,432	3Com Europe — Hemel Hempstead, IT Applications Manager
70.	Brian Joseph King	Associate Vice President & Head — Business Development (Engineering Services & Consultancy Practice)	BA, BSc	43	23.04.2001	23	90,18,428	Electronic Data Systems Inc., Director
71.	Brian Kearns	Group Manager — Sales	BSc	41	14.10.2002	18	27,84,267	Andersen Consulting, Consultant
*72.	Brian Paul Armstrong	Business Development Manager — Sales	BSc, MBA	41	25.11.2002	13	17,25,126	Onename Corporation, Vice President — Sales
73.	Brian Y. Chu	Software Engineer	BS	24	25.06.2001	2	30,43,447	—
*74.	Bruce Robinson Greene	Business Development Manager — Sales	BSc	47	18.11.2002	17	16,29,154	Advanced Telecom Group, General Manager
*75.	Burkhard Blechschmidt	Principal	MA	38	03.02.2003	12	9,24,490	Accenture, Manager
*76.	Carl A. Eckert	Senior Associate	BA, MBA	33	18.11.2002	9	22,28,359	Eckert Consulting, Independent Consultant
77.	Carl A. Payne	Principal	Diploma, BE, MBA	40	18.11.2002	17	25,65,841	PricewaterhouseCoopers, Principal
78.	Casey Michael Nolan	Software Engineer	BBA	24	25.06.2001	2	30,08,871	—
*79.	Charles Park	Senior Associate	BA, MBA	31	25.11.2002	6	20,71,780	Experio Solutions, Manager, IT Strategy Group
*80.	Christine Hartlieb	Senior Associate	MBA, PGD	30	20.05.2002	5	48,81,985	Deutsche Bank AG, Project Manager
81.	Christine Sue Casey	Manager — Human Resources Development	BSc, MA	38	19.08.2002	18	25,74,410	GKN Astech Engineered Products, Human Resources Manager
*82.	Christoph Peter Klecker	Business Development Manager — Sales	PUC	40	02.01.2003	5	11,17,345	Tumbleweed Communications, Director Sales
*83.	Christopher Michael Meneze	Vice President and Practice Sales Head — Global Supply Chain Solutions	PGD, MBA	44	04.09.2002	16	44,38,008	Nsight Inc., CEO And VP — Sales
*84.	Craig Daniel DeDecker	Software Engineer	BBA	24	22.01.2001	4	9,04,375	Economy Advertising, System Admin. Intern
*85.	Craig Palmer J.	Principal	BSc	39	23.05.2002	13	28,33,828	KPMG Consulting, Manager
86.	Dan B. Michna	Group Client Relations Manager	BE	47	18.03.2002	14	60,54,037	Novell, European Director
*87.	Daniel Hanson	Development Leader	BSc	42	19.06.2002	11	29,92,220	IQ Financial Services Inc., C++ Developer
88.	Dave Pennington	Business Development Manager — Sales	BA	47	13.11.2001	23	57,43,560	Evoke Software Corporation, Account Manager
*89.	David Mills	Delivery Manager — Treasury (London)	BE(H), PhD	38	19.06.2002	17	46,05,760	IQ Financial Services Inc., Development Manager
90.	David Spencer	Principal	BA, BSc, MBA	38	18.09.2000	17	87,74,969	Spherion, Senior Manager
*91.	David Whelan	Principal	PUC	39	17.06.2002	13	61,88,133	Sonera Zed, Vice President
92.	Dean E. Whiteside	Legal Counsel	BA	37	26.05.1998	9	47,56,570	Bank of America, Systems Administrator
93.	Debashish Banerjee	Project Manager	BE, PGD	38	02.04.2001	17	48,01,105	PSI Net Consulting Solutions Global Group, Managing Principal (Director)
94.	Debasis Sahoo	Resident Project Manager	BTech	30	09.04.2001	8	37,12,665	Silverline Tech. Inc., A. P. M.
95.	Debjit Datta Chaudhuri	Business Development Manager — Sales	BSc(H), PGD	30	13.10.1998	9	70,72,599	Wipro Finance Ltd, Officer
*96.	Declan O’Donohoe	Project Manager — Banking Business Unit	BE	38	19.06.2002	16	27,78,395	IQ Financial Services Inc., Computer Programmer
97.	Deepak Jha	Associate	BTech, PGD	30	18.12.2000	6	48,26,025	Andersen Consulting, Consultant
98.	Deepak Sundarrajan	Project Manager	BE	30	19.02.2001	8	34,99,284	Humana Inc., Designer
*99.	Desmond Godfrey Sullivan	Associate	BA(H), MSc	29	02.09.2002	5	6,22,21	Scient, Senior Strategy Consultant, Financial Services
100.	Dileep Arvind Kasargod	Senior Associate	BTech, PGD	36	18.09.2000	11	63,33,423	HCL Perot Systems, Associate
*101.	Dirk Honig	Principal	Diploma	32	01.10.2002	9	24,48,263	Accenture GMBH, Manager
102.	Dnyanesh Patkar	Senior Associate	BSc, ME, MBA	31	24.10.2001	7	63,65,797	Diamondcluster International, Manager, Business Strategy & Operations
103.	Dustin Derek Weeks	Programmer Analyst	BA, MA	34	02.07.2001	7	40,70,186	Okumura Kikai, Assistant Product Manager
*104.	Eduardo Ricardo Peralta Librea	Senior Associate	BSc, MBA	32	13.08.2002	9	39,39,756	Booz Allen Hamilton, Inc, Associate
*105.	Edward L. Smith	Regional Alliance Manager	PUC	48	24.02.2003	23	4,25,227	Fontanus, Vice President — Business Development
*106.	Elliott L. Bruns	Sales Manager	BE	37	04.11.2002	15	20,37,201	i2 Technologies, Sales Manager
107.	Eric Carl Hecht	Business Development Manager — Sales	BSc	40	14.05.2001	17	31,64,877	Compumod Pty. Ltd., National Sales Manager
108.	Eric S. Paternoster	Associate Vice President and Senior Principal	BSc, MBA	50	25.02.2002	28	1,08,94,799	CAP Gemini Ernst & Young, Vice President / Partner
109.	Eric Seubert	Associate Vice President and Senior Principal	BSc, MBA	36	28.08.2000	13	1,00,28,089	Interim Technology Consulting, Director, E-Business Practice
110.	Esteban Herrera	Senior Associate	BSc	28	16.10.2001	7	70,13,002	Riverton Corporation, Director, Collaborative Commerce Practice
111.	Estela Solano	Executive — Resources	Diploma	25	05.07.2001	5	28,63,710	Brassring, Support Engineer

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

112.	Eugene Mortensen	Senior Consultant — Domain Consultancy Group	BA, MSc, PGD	62	07.06.2001	32	62,94,614	DMR Consulting Group Inc., Project Manager — Management Consultant
*113.	Evangelos Mavridoglou	Principal	BA, PGD, MBA	33	06.01.2003	11	16,86,805	PricewaterhouseCoopers LLP, Principal
*114.	Farin Januszewski	Principal	BSc	40	03.10.2002	15	33,02,618	Sapient Corporation, Director
*115.	Finn M. McClain	Business Development Manager — Sales	BA, MA, MBA	36	27.06.2002	12	38,22,102	Band-X Inc, Vice-President — Business Development
116.	Francesca Picci	Software Developer	BA, MS	26	17.08.2001	2	33,07,377	—
*117.	Frank A. J. Gonsalves	Associate Vice President and Senior Principal	BCom, MBA	46	03.10.2002	16	42,48,586	Peregrine Systems, Global VP — Manufacturing
*118.	Ganapathi Subramaniam	Senior Technical Architect	BSc, MSc	34	15.07.2002	12	35,19,713	Quest Communications, Director, Hosting Engineering
*119.	Ganesan Mahadevan	Project Manager	BE, ME	36	02.12.2002	13	15,03,603	PricewaterhouseCoopers Consulting, Consultant
*120.	Garry Ibanez Francisco	Programmer Analyst	BSc	28	02.12.2002	6	10,49,928	As An Rcg Consultant For First Data Merchant Ser., Programmer
*121.	Gaurav Gupta	Business Development Manager — Sales	BA(H), PGD	28	26.08.2002	6	13,68,531	Mckinsey & Company Inc., Engagement Manager
122.	Gaurav Johri	Business Development Manager — Sales	BTech, PGD	32	01.09.1997	9	56,35,213	Microland, Business Development
123.	Gaurav Rastogi	Business Development Manager — Sales	BE, PGD	30	05.02.2001	6	59,25,364	Amrop International, Senior Consultant
124.	Gautam P. Thakkar	Principal	BSc	34	17.07.2000	13	71,57,499	Andersen Consulting, Manager
*125.	Gautam Shekar	Business Development Manager — Sales	MBA, MMS, MS	29	16.09.2002	7	23,30,111	Booz Allen & Hamilton, Associate
*126.	Geoffrey Alexander Pope	System Engineer	BSc	23	16.09.2002	4	11,39,816	Avid Technologies Inc., Exchange Administrator
127.	George Ignatius	Associate	BTech(H), PGD	28	11.09.2000	5	44,85,278	Andersen Consulting, Consultant
128.	George Varghese	Business Development Manager — Sales	BCom	35	26.09.1996	12	44,36,994	Hitachi, Systems Administrator
129.	Gerald H. Ross	Principal	BSc	39	11.02.2002	16	77,98,356	PricewaterhouseCoopers Llp, Key Senior Manager
*130.	Gerard Siromani	Senior Program Manager	BSc, MBA	42	20.11.2002	22	14,76,121	DMR (Fujitsu) Consulting, Manager
131.	Girish Anant Pashilkar	Senior Associate	BTech, PGD	31	20.03.2000	9	76,28,292	Arthur Andersen, Senior Consultant
132.	Girish G. Vaidya	Senior Vice President — Banking Business Unit	BE, PGD	52	22.01.1999	28	28,61,677	ANZ Grindlays Bank Ltd., Head & Director Operations
*133.	Gita Seshadri	Senior Associate	BSc	38	01.04.2002	13	20,68,001	Capco Inc., Senior Management Consultant
134.	Gnanavel Dhandapani	Resident Project Manager	BE	31	23.07.2001	10	36,53,167	PKS Information Services Inc., Programmer / Analyst
135.	Gopal Devanahalli	Business Development Manager — Sales	MSc(Tech), PGD	34	01.10.1999	11	66,34,167	Ford Credit Kotak Mahindra Ltd., Regional Manager
*136.	Gopal Sondur	Senior Principal	BE, ME	47	02.10.2002	23	40,08,000	A. T. Kearney Management Consulting, Sr. Principal
*137.	Gopalakrishnan Venkatasubramanyam	Principal Architect	BTech, MS	32	11.11.2002	8	23,02,699	Mercadence Inc., Chief Technology Officer
138.	Gopinath Sutar	Senior Principal	BTech, PGD	36	01.10.1999	14	95,39,971	A. T. Kearney, Manager
*139.	Grace Sarah Hamilton	Project Manager	BA, Diploma	44	14.10.2002	15	13,88,402	EDS Australia, Senior Program / Project Manager
140.	Graham Russell Smithers	Consultant — Enterprise Solutions	BTech	43	04.10.2001	26	41,31,501	3Com Europe Ltd., Hemel Hempstead, Network Equipment Manufacturer
*141.	Gregory Charles Root	Principal	BSc	38	04.11.2002	16	27,21,395	Sun Microsystems Inc., Client Delivery Executive
*142.	Gregory H. Colgan	Sales Manager	BSc, MBA	42	22.04.2002	20	45,04,642	Betasphere, Regional Account Manager
*143.	Gregory R. Ekker	Senior Associate	BA	30	27.06.2002	9	44,76,397	Dimension Data, Project Manager
*144.	Gregory Warren Rosendahl	Principal	BBA, MBA	32	02.12.2002	9	22,43,876	Accenture, Manager
*145.	Guang Lin	Programmer Analyst	BE, MS	27	02.12.2002	4	10,40,401	AT&T, Software Engineer
*146.	Guillermo Enrique Falco	Senior Associate	MBA, MS	31	06.01.2003	13	14,17,474	Boonz Allen Hamilton, Associate
147.	Guruprasad Krishnamurthy	Business Support Manager	BSc, MS	39	25.06.2001	15	44,46,822	Eforce Inc., Project Manager
*148.	Hanif Kanjer	Business Development Manager — Sales	BE, MBA	34	31.07.2001	12	25,32,883	DSQ Software, Director, Business Development
*149.	Hari K. Kumar	Senior Associate	BA, MA, MBA	40	18.03.2002	15	20,10,480	Deloitte Consulting, Senior Consultant
*150.	Heidi A. Lamberts	Principal	BA, MBA	33	05.09.2002	10	42,41,140	Scient, Senior Strategy Manager
151.	Helen Kim	Officer — Human Resources Development	BA, MED	26	05.07.2000	3	29,82,741	Elite Educational Institute, Admin. Assistant
*152.	Helen Mary Loniewski	Administrative Assistant	BSc	33	10.04.2002	10	23,32,645	Maersk Data Usa Inc., Administrative Assistant
*153.	Hiroshi Araki	Manager — Human Resources Development	BA	40	19.08.2002	16	20,84,853	Human Capital Consultant, Consultant
*154.	Ho Yeung Man	Module Leader — Banking Business Unit	ME	29	19.06.2002	5	24,91,479	IQ Financial Services Inc., Software Developer
*155.	Hon Cheung Yuen	Project Manager	BE, ME	38	23.09.2002	14	16,92,117	Accenture, Senior Manager
156.	Ikuko Kawashima	Consultant — Enterprise Solutions	PUC	36	09.01.2002	13	44,85,203	Manugistics Japan K. K., Technical Consultant
*157.	Italo Ponzo Dos Santos	Account Manager	BA	38	10.02.2003	13	6,59,109	Sungard Investment Management Systems AG, Functional Consultant / Project Manager
158.	Ivan Sussman	Business Development Manager — Banking Business Unit	BSc	30	26.03.2001	7	26,39,480	Citicorp, Executive Marketing Manager & Business Planner
*159.	Ivor Pereira	Project Manager	BE, Diploma	43	23.09.2002	20	16,92,117	NAB, Project Manager
160.	Jae Hyun Kim	Business Development Manager — Sales	BBA, MBA	33	27.12.2001	7	50,21,652	Locus Corporation (Telecommunication Si), Manager & System Consultant, World Wide Sales
*161.	Jagdeep Dhami	Program Manager	Diploma, BA	46	08.10.2002	16	29,82,868	DMR Consulting Group, Sr. Project Manager
162.	Jagdish N. Jois	Program Manager	BCom(H), MBA	45	04.02.2002	19	62,79,274	Netfi, Inc., Co-founder, Principal Strategic Consultant
163.	Jahir Hussain	Project Manager	BSc, MSc	33	29.01.2001	9	43,03,938	Complete Business Solutions Inc., Manager
164.	Jaime Salvador Arguello	Software Engineer	BSc Engg	25	22.01.2001	5	33,05,107	Washington University, Web Master
*165.	James E. Ward, Jr.	Senior Associate	BE, MBA	33	27.06.2002	9	42,40,005	Arthur Andersen, Manager
166.	Jan DeSmet	Vice President — Infosys Business Consulting Services	BBA, MBA	43	04.01.1999	19	1,19,10,198	Diamond Technology Partners, Senior Principal
167.	Jasmeet Singh	Business Development Manager — Sales	BTech, MBA	31	30.10.2000	8	46,18,491	Deutsche Bank, Sales Manager

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

*168.	Jason D. Altman	Principal	BE, MS	32	23.05.2002	9	56,96,800	Arthur Andersen, Experienced Manager
169.	Jay T. Trenary	Senior Principal	BSc, MBA	38	27.03.2002	13	87,67,396	Diamond Cluster International, Associate
170.	Jayaram G. K	Advisor to Management Council and Head — Infosys Leadership Institute	BSc, BE, PGD, PhD	61	05.01.2001	32	28,85,607	Transformation Systems Inc., Chairman
171.	Jean — Charles Sevet	Senior Principal	Diploma	43	18.03.2002	16	59,80,551	Siemens A. G., Vice President / Head of the Banking Practices
*172.	Jeffrey Anderson Bannister	Business Manager	MS	43	06.01.2003	16	12,15,367	Jban Professional Services, Consultant
*173.	Jeffrey J. Gill	Senior Associate	BSc Engg, MBA	33	23.05.2002	9	55,57,000	Diamondcluster International, Manager
*174.	Jennifer Leigh Griffith	Executive — Marketing	BA	29	30.04.2001	7	10,31,587	Freelancer, Technical Writer
175.	Jessica M. Chisholm	Executive — Marketing	BA	25	14.02.2001	4	24,85,093	Linotext America Inc., Account Manager
*176.	Jitendra Kumar	Programmer Analyst	BTech	30	02.01.2003	8	7,93,915	PricewaterhouseCoopers, Senior Associate — Level 3
177.	Jitin Goyal	Business Development Manager — Sales	BE, PGD	32	21.12.1998	9	46,06,160	Citi Bank, Manager
178.	Jo Ando	Business Analyst — Sales	BA	29	25.12.2001	4	37,83,575	Andersen Consulting (Accenture), Technology Analyst
*179.	John Creighton	Senior Associate	BE, MS, MBA	32	18.03.2002	13	24,13,283	Diamondcluster International, Business Strategy Consultant
*180.	John H. Graham	Senior Associate	MS	35	05.09.2002	5	34,00,883	Pros Revenue Management, Director
*181.	John Lawson	Principal	BE(H), MBA	34	02.09.2002	11	45,28,790	PricewaterhouseCoopers, Principal Management Consultant
*182.	John Michael Kennett	Assistant Manager — Marketing	Diploma	32	02.01.2003	8	6,83,493	Oast Communications, Accounts Manager
*183.	John Steinmetz	Principal	BA, MBA	41	11.11.2002	19	26,58,008	Cap Gemini Ernst & Young, Senior Manager
*184.	Jonathan Scott	Infrastructure and QA executive	BE	28	19.06.2002	5	21,47,732	IQ Financial Services Inc., Infrastructure and Support
*185.	Jose Alfonso De Hoyos Y Acosta	Principal	BA	39	16.12.2002	18	19,76,333	Booz Allen Hamilton, Senior Associate
*186.	Joseph Ward Shaulis	Business Development Manager — Sales	BSc, MS	39	04.11.2002	15	18,27,409	Larsen And Toubro, Information Technology, Area Manager
187.	Judith Ann Ondina	Administrative Assistant	BA	54	16.07.1999	19	26,76,867	Sprint, Human Resource Coordinator
188.	Kala Swaminathan	Business Development Manager — Sales	BSc	34	27.01.1999	12	49,92,978	Parametric Technology Corporation, Regional Manager
*189.	Kanako Iwase	Sales Executive	—	28	19.06.2002	1	9,74,276	IQ Financial Services Inc., Sales Executive
*190.	Kandasamy Sugumaran	Module Leader — Banking Business Unit	BE	28	19.06.2002	7	26,46,653	IQ Financial Services Inc., Software Developer
191.	Kanna Venkatasamy	Senior Associate	BE, PGD	29	06.03.2001	7	52,86,047	ICICI Econet, Assistant Vice President
*192.	Kaori Fujimoto	Language Consultant	BA	30	08.10.2002	6	13,31,323	Adecco Career Staff, Interpreter / Translator
193.	Kapil Jain	Business Development Manager — Sales	BE, MS, MBA	36	30.10.2000	12	44,50,374	HSBC, Manager — Corporate Finance Advisory
194.	Karen J. Hutton	Marketing Manager	BA	42	05.01.1998	20	43,91,991	Feist & Hutton, Senior Consultant
*195.	Karen Marie Lektzian	Senior Principal	MBA	42	13.08.2002	19	59,99,767	Global Holz, Independent Consultant
*196.	Karmesh Gul Vaswani	Principal	BE	31	03.03.2003	10	5,63,956	Accenture, Senior Manager
*197.	Keith Malcolm Scovell	Business Development Manager — Sales	BA, MBA	48	04.11.2002	10	19,29,420	IBM — Global Services, Principal Executive
*198.	Ken Karem K. Denno	Business Development Manager — Sales	BE, MS	41	24.07.2002	4	37,49,260	Oracle
*199.	Kerry D. Martell	Group Client Relations Manager	MBA	49	21.10.2002	25	23,42,096	Cap Gemini Ernst & Young, Dir. Consulting Services
*200.	Keshavamurthy Badri Prasad	Principal Solutions Manager — Systems Integration	BE	35	10.04.2002	13	45,64,711	Eventra Inc., Product Strategies / Alliances
201.	Ketan Bipin Ambani	Business Development Manager — Sales	BE, PGD	29	08.06.1998	7	49,44,341	Bajaj Auto Ltd., Executive
202.	Kevin Thomas Owens	Associate Manager — Human Resources Development	BA, MS	43	08.08.2001	14	49,20,744	Northern Illinois University, Research Assistant / Project Coordinator
*203.	Kiran Raghavapudi	Programmer Analyst	BTech, MS	28	02.12.2002	4	10,54,057	Intellix Incorporated, Technical Architect
*204.	Kiran Veeresh Karadi	Technical Architect	BE	28	13.02.2003	7	1,21,567	Interwoven Inc., Software Engineer
205.	Kishen Bhagavan	Principal Consultant — Enterprise Solutions	BE, MS	44	19.11.2001	15	67,39,025	BBO Inc., Manager — Customer Support
206.	Komal Kumar Jain	Business Development Manager — Sales	BTech, PGD	27	08.06.1998	5	37,05,562	—
*207.	Krishna Mohan R. Arcot	Associate — Facilities	BCom, MCom	41	10.10.2002	13	9,57,570	Sierra Atlantic Inc., HR Operations & Facilities Coordinator
208.	Krishna N. V	Business Development Manager — Sales	BE, PGD	33	20.10.1999	10	67,98,278	Hindustan Lever Limited, Area Sales Manager
*209.	Kristian Smith	Senior Associate	BA, MBA	34	13.08.2002	9	36,42,419	Scient Inc., Strategy Consulting Leader
*210.	Kurk Jeffrey Wilson	Program Manager	BSc	45	22.04.2002	27	63,00,867	Senior Executive Consultants, Senior Executive Consultant
211.	Laura Beth Rehrig	Software Engineer	BSc	24	22.01.2001	5	30,51,125	PIL Inc., Cooperative Associate
*212.	Laura Jean Cinat	Principal	BA, MBA	35	08.01.2003	13	16,35,008	Diamondcluster International, Principal
*213.	Lex Van Gelder	Business Development Manager — Sales	BA	42	19.08.2002	13	24,15,199	Cambridge Technology Partners, Client Relationship Manager
214.	Lila R. Rommelmann	Administrative Assistant	BA	28	21.06.2001	7	24,38,603	Compton Presentation Systems, Marketing & Client Services
215.	Lokesh Prasad	Business Development Manager — Sales	BTech(H), PGD	29	04.05.1998	5	61,49,958	—
216.	Madan Mohan	Account Manager	BTech	35	05.07.2001	13	53,53,160	Tata Consultancy Services, Consultant
*217.	Madhav Mohan	Business Development Manager — Sales	BSc, MMS	33	01.10.1999	10	26,50,007	Bank Of America, AVP & Regional Sales Manager
218.	Madhusudhan Kashyap	Programmer Analyst	BE	31	14.05.2001	8	40,46,721	IT Solutions (USA), Consultant
*219.	Mahendra Govindrao Pohare	Resident Project Manager	BTech	28	06.01.2003	6	10,25,414	Sapiet, Consultant
220.	Mahesh Makhija	Senior Associate	BTech, PGD	33	04.09.2000	8	62,21,278	Andersen Consulting, Consultant
*221.	Mahesh Padmanabhan	Technical Architect	BE, ME	31	19.12.2002	8	10,62,084	Logica Inc, Lead Software Engineer
*222.	Makarand Sadashiv Datar	Senior Associate	BA	33	13.08.2002	12	38,50,520	PricewaterhouseCoopers Consulting, Management Consultant
223.	Mallik Tadepalli	Resident Project Manager	BE(H)	30	01.10.2001	11	33,23,123	Covansys, Manager
224.	Manish Goyal	Programmer Analyst	BE	30	27.11.2000	8	41,21,362	Elc Systems, Consultant
225.	Manish Jha	Account Manager	BTech, PGD	38	26.02.2001	15	70,81,006	i-Flex Solutions, Consultant
226.	Manish Mohan	Business Development Manager — Sales	BA	30	28.08.2001	6	44,32,588	Nortel Networks, Account Manager — Global Professional Services

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

227.	Manish Subramanian	Principal	BE(H), PGD	34	01.02.2002	10	78,11,092	Accceture, Senior Manager
228.	Manish Verma	Business Development Manager — Sales	BTech, MBA	34	09.12.1999	11	72,58,846	Hindustan Lever Ltd., Senior Product Manager
229.	Marc Adons	Account Manager	MSc	48	18.03.2002	26	69,37,429	Wise-Worldwide Insurance E-Commerce, Operations and Technology Manager
*230.	Mario Neurath	Account Manager	MBA	41	03.02.2003	6	10,00,380	BMC Software GMBH, Sales Manager Northern Germany
*231.	Mark Pickup	Group Client Relations Manager	BSc(H)	41	15.04.2002	20	72,76,332	KPMG, Alliances
*232.	Mark W. Brownlee	Principal	BE, MBA	35	06.01.2003	14	17,40,772	The M.W Brownlee Capital & Mgt Corporation, President
*233.	Mark W. Morrison	Regional Alliance Manager	BA	35	20.01.2003	8	8,91,470	Divine, Senior Director, Global Alliances
*234.	Masahiko Sakamoto	Business Development Manager — Banking Business Unit	BA	49	20.12.2002	18	14,68,340	Finsgate Technology Company Limited, President
235.	Mathew Gomes	Business Development Manager — Sales	BTech, MBA	38	18.02.2002	13	70,23,825	Ways India Ltd., VP — Business Development
236.	Meera Govind Rajeevan	Principal Consultant — Enterprise Quality Solution	BTech, PGD	35	07.08.1995	12	36,11,324	Srishti Open Systems, Associate
237.	Mehul Desai	Associate	BSc	27	11.06.2001	6	44,31,367	PricewaterhouseCoopers Limited, Senior Consultant
238.	Merlyn Lee	Business Development Manager — Sales	BE, MSc	50	05.03.2001	24	61,91,207	Tata Engineering Company, Trainee Engineer & Production Engineer
239.	Merwin Fernandes	Vice President and Global Head — Banking Business Unit Sales & Marketing	BCom	43	06.08.1997	22	68,27,524	DSQ Software Ltd, Business Development
*240.	Michael C. Sisk	Sales Manager	BBA, MBA	34	15.05.2002	13	32,02,522	PricewaterhouseCoopers, Enterprise Account Manager
*241.	Michael H. Sir	Senior Principal	BSc, MS	37	29.10.2001	14	41,65,868	Bourbon Street Capital, Director Of Strategic Consulting
*242.	Michael John Lewis	Account Manager — Banking Business Unit	BSc	42	19.06.2002	21	51,76,664	IQ Financial Services Inc., Senior Business Analyst
*243.	Michael L. Stumvoll	Sales Manager	BSc, MCA	41	15.07.2002	20	35,66,361	Cap Gemini USA, Director Of Business Development
*244.	Michael Robinson	Product Consultant — Treasury	PUC	55	19.06.2002	35	30,89,435	IQ Financial Services Inc., Business Analyst
*245.	Michael Sparks	QA Manager — Trade (Europe)	—	44	19.06.2002	16	48,06,980	IQ Financial Services Inc., QA Manager
246.	Mohammed Hussain Naseem	Business Development Manager — Banking Business Unit	BTech, Diploma, MS	37	07.09.1998	13	27,51,256	Wipro GE Medical Systems, National Product Manager
247.	Mohanraj Kanniappan	Programmer Analyst	BSc, MSc	29	04.06.2001	6	29,07,186	RBS Link Tracking V4.0, Software Engineer
248.	Mohit Joshi	Business Development Manager — Sales	BA(H), MBA	29	07.12.2000	7	62,83,537	ABN Amro Bank, Manager
249.	Mohit Madnani	Senior Associate	BE, MS	27	18.03.2002	4	57,24,925	Diamondcluster International Inc., Sr. Associate — Strategy Consulting
*250.	Muthukumar Krishnan	Project Manager	BTech(H), MBA	27	23.09.2002	5	21,41,115	Fedex Services, Marketing Analyst
251.	Nagarajan Venkateswaran	Associate Vice President and Business Support Manager	BTech, MS	42	17.04.2000	20	72,18,449	Synthel Inc, Troy, Michigan, Delivery Manager
252.	Nanaz Rohani	Administrative Assistant	BSc	29	26.07.2000	7	26,24,630	Stanford University, Academic Affairs Coordinator
*253.	Naohiro Emoto	Consultant — Enterprise Solutions	BA	29	02.12.2002	6	13,56,898	i2 Technologies Japan Inc., Senior Consultant
254.	Narayan O. S. Nandigam	Business Development Manager — Sales	BE, MBA	32	07.12.2000	9	52,99,164	ICICI Ltd., Asst. Vice President
255.	Narayan Ramanna Budanur	Senior Consultant — Enterprise Solutions	BE	35	01.03.2001	9	59,19,889	Deloitte Touche Tohmatsu, Senior Consultant
256.	Narutoshi Shiotsuki	Programmer Analyst	BSc, MSc	46	06.02.2002	19	32,33,278	Reuters Asia, Assistant Network Operations Manager
257.	Neelesh Marik	Business Development Manager — Sales	BTech, PGD	35	15.11.1999	11	61,86,150	Andersen Consulting, Manager
*258.	Neeraj Vasudeo Kulkarni	Technical Architect	BSc, MSc	31	03.02.2003	7	5,87,557	Sonic Foundary Inc., Software Design Engineer
*259.	Nicole M. Johnson	Administrative Assistant	Diploma, BA	35	16.12.2002	12	6,20,003	Savitt Metropolitain, Administrative Assistant
*260.	Nigel Quantick	Product Manager	—	39	19.06.2002	11	61,58,367	IQ Financial Services Inc., Group Product Manager
*261.	Niraj Dube	Business Development Manager — Sales	BE	37	11.07.2002	6	34,29,521	Cwstreet Inc., Sales Director
*262.	Nirmallya Mukherjee	Technical Architect	BE	31	15.07.2002	6	33,88,424	Ciber / Aris Innovation Center East (Aris-Ice), Consultant / Technical Architect
*263.	Osamu Shiraishi	Business Development Manager — Sales	BE	48	13.12.2002	7	15,01,315	Siebel Systems, Senior Manager
264.	Oscar Sagahon	Industry Sales Manager	BSc	58	27.09.2001	37	63,71,853	EDS, Consultant
265.	Owhen Astorga	Executive — Finance	BA, Diploma	39	18.06.1999	20	25,75,764	Palex, Inc., Payroll Administrator
*266.	Padma Kumar	Account Manager	BE, ME	34	30.12.2002	10	14,09,241	Bisys, Senior Project Manager
267.	Padmanabhan Venkataraman	Associate Vice President and Head — Delivery Excellence	BE, ME	48	05.03.2001	24	46,83,623	Delphi Automotive Systems, Vice President — Software Operation
268.	Pankaj Gupta	Senior Associate	BTech, PGD	31	01.10.2001	8	63,50,197	Booz-Allen & Hamilton, Lead Associate
*269.	Pankaj Kulkarni	Associate	BE, PGD	28	02.10.2002	6	24,21,999	Mckinsey & Co., Consultant
*270.	Pankaj Kumar Dugar	Regional Alliance Manager	MBA	31	18.02.2003	9	5,77,360	Mckinsey & Company, Associate
271.	Parag Suhas Damle	Associate	BE	28	05.01.2001	7	42,07,885	Anderson Consulting, Consultant
272.	Paras Goel	Senior Associate	BTech, MBA	29	23.07.2001	4	49,84,812	Deloitte Consulting, Consultant
*273.	Patrick T. Ogawa	Group Manager — Sales	BBA, MBA	44	01.08.2002	13	45,84,007	Hexistor, Chief Operating Officer
*274.	Paul Francis Havey	Associate	BE, MBA	28	05.12.2002	7	14,31,328	KPMG, Consultant
*275.	Paul G. Loberto	Business Development Manager — Sales	BSc	45	02.12.2002	21	16,11,079	Unisys Corporation, Practise Director
*276.	Paul G. Van Deventer	Principal	BE, MS	34	23.05.2002	10	62,87,004	Procura Digital, Chief Information Officer
*277.	Paul Van Den Berg	Business Development Manager — Sales	BSc	40	24.09.2002	16	21,60,583	Vedmed Center / Vetexchange, Founder & Chief Executive Officer
*278.	Paula Marie Hanford	Assistant Manager — Marketing	BA	36	13.01.2003	8	5,80,666	Project Worldwide, Senior Project Manager

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

279.	Peter Bogaert	Associate Vice President and Business Support Manager	MBA	43	16.07.2001	20	77,96,394	Marsh, Senior Vice President
280.	Peter J. Magagna	Business Development Manager — Sales	BA	31	15.08.2001	10	59,23,321	Xpedior, Manager — Business Development
281.	Peter Kazumi Shiba	Software Engineer	BA	23	25.06.2001	2	27,44,233	—
282.	Peter L. Tannenwald	Associate Vice President and Regional Manager — Sales (South and Mid-West Region)	BSc	39	05.12.2001	18	93,60,858	Concero Lp, Regional Managing Director
*283.	Phaneesh Murthy	Director — Sales & Marketing and Communication & Product Services	BTech, PGD	39	08.10.1992	16	2,01,95,609	Sonata Software, Regional Manager
*284.	Philip Edward Wixon	Principal	BA, MBA	33	05.11.2002	15	24,16,787	Arthur Andersen, Senior Manager
285.	Phillina M. Reyes	Executive — Marketing	BA	27	07.05.2001	4	25,41,076	Mckinley Medical, LLP, Marketing Coordinator
*286.	Ping-Chu Tse	Project Manager — Banking Business Unit	BSc(H), MSc	31	19.06.2002	9	38,71,944	IQ Financial Services Inc., Leading Developer
*287.	Pradeep Kullangi Gopala Acharya	Associate	BE, PGD	29	21.02.2001	6	45,76,410	PricewaterhouseCoopers, Consultant (Level 3)
288.	Pradeep Prabhu	Business Development Manager — Sales	BCom	34	04.11.1991	13	64,33,085	Saxena Software Consultants, Senior Executive
289.	Prakash Chellam	Business Development Manager — Sales	BE, PGD	26	30.07.2001	5	54,27,043	Planetasia.Com Ltd., Program Manager
290.	Pramod V. Ponkshe	Account Manager	BE	38	11.01.2001	18	58,35,448	Foxboro Japan Corporation, Project Manager
*291.	Pranav Kumar Jha	Technical Architect	BTech	29	04.12.2002	8	14,10,104	OnMobile Systems Inc, Senior Software Engineer
292.	Prasad T. P	Vice President and Regional Manager — Sales (South and Mid-West Region)	BE, PGD	38	04.09.1995	14	1,07,04,329	Wipro Infotech, Regional Sales Manager
*293.	Prasad Vuyyuru	Principal	BTech, PGD	41	24.07.2002	11	4,658,580	Booz Allen Hamilton, Associate
294.	Prasanna Vishnu Vatkar	Business Development Manager — Sales	BE, PGD	32	19.03.2001	10	60,86,401	Tata Consultancy Services, Assistant Consultant
*295.	Prashanth Aluru	Technical Architect	BTech	27	18.11.2002	6	1,430,333	Mindtree Consulting, Consultant
*296.	Pratap Ranjan Sarker	Business Development Manager — Sales	BCS, MBA	32	18.12.2000	9	43,65,591	IBM, National Business Manager
297.	Praveen Kumar	Principal	BE, MS, PhD	35	31.01.2000	8	90,66,468	Andersen Consulting, Manager
*298.	Praveen Kumar Arasikere Ramachandra	Technical Architect	MTech	34	12.09.2002	12	25,64,963	Terra Lycos Inc., Senior Software Engineer
299.	Praveen Mahadani	Business Development Manager — Sales	BTech, MBA, PGD	36	19.03.2001	13	59,60,695	Femina Hygienical Products, National Sales & Marketing Managar
300.	Praveen Rao Pejaver	Project Manager	BE, PGD	33	30.04.2001	12	33,49,180	Deutscae Software India (Ltd.), Senior Systems Analyst
301.	Priyamvada Saraswat	Resident Project Manager	BSc, MSc, PhD	40	12.10.2001	17	33,51,167	Netyear Group, Consultant
*302.	Puneet Pamnani	Senior Associate	BTech, PGD	29	23.05.2002	6	54,54,486	Booz Allen And Hamilton, Associate
303.	Purushottam V. S	Senior Associate	BE, PGD	31	01.12.2000	9	57,86,083	LG Commerz Now Pvt. Ltd., Head-Strategy & Consulting
304.	Rachna S. Korhonen	Business Development Manager — Sales	BSc	38	19.11.2001	12	66,16,748	Consultancy Services (Self), Consultant, International Strategy
*305.	Raghavan Srinivasan	Associate	BBA, MA	25	02.12.2002	3	14,12,011	AMR Research, Analyst
306.	Raghunath Basavanahalli	Business Development Manager — Sales	BSc (Engg.)	36	09.03.2001	15	56,30,046	HCL Technologies America Inc., Account Manager
*307.	Rahul Chandra Kapur	Principal	BE, MBA	33	25.11.2002	11	23,56,229	Bowne Global Solutions, Director
308.	Rahul Madhav Godbole	Business Development Manager — Sales	BA, MA, MBA	37	15.11.1999	12	51,30,417	Infrastructure Leasing & Financial Services Ltd., Senior Manager
309.	Rahul Shantaram Deo	Resident Project Manager	BE	34	09.03.2001	11	57,10,165	NIIT Limited, Group Consultant
*310.	Rahul Sharma	Programmer Analyst	BTech, MBA	28	04.06.2001	6	25,05,910	Dell Computer Corporation, Operations Consulting Practicum
*311.	Raj Majumder	Business Development Manager — Sales	BBA	29	13.05.2002	8	37,18,442	Tech Metauque, COO
*312.	Raj Shinn	Business Development Manager — Sales	BSc, MBA	55	27.08.2002	25	34,59,945	Fiserv, European Account Director
313.	Raja Narasimhan	Delivery Manager	BCom	38	15.01.2002	19	24,79,172	American Express Bank Ltd., Development Leader
314.	Rajat Jain	Principal	BSc, CFA, PGD	37	01.08.2001	14	79,80,010	Asera, Engagement Manager
315.	Rajesh K. Renganathan	Resident Project Manager	BE	29	02.07.2001	8	38,12,993	DLP Direct — Pershing Technology Group, Senior Programmer
316.	Rajesh Krishnan	Business Support Manager	BE, MS	40	29.11.2001	15	48,11,677	Cambridge Technology Partners, Senior Management Consultant
317.	Rajeswari Palaniappan	Project Manager	BSc, MCA	36	01.08.2000	14	29,82,491	Complete Business Solutions Inc., Manager
318.	Raju Nooka Rampa	Senior Associate	BTech, PGD	32	28.05.2001	9	55,15,446	PricewaterhouseCoopers, Principal Consultant
319.	Ramesh Kannan	Account Manager	BTech	31	09.05.2001	10	50,64,400	Cygnet Software Limited, Manager — Sales
*320.	Ramesh Seshan	Project Manager	BE, MBA	31	03.02.2003	9	6,67,571	CAP Gemini, Senior Consultant
*321.	Ramkumar Akella	Regional Manager — Sales	BTech(H), MBA	36	12.08.2002	13	34,41,794	Accenture, Senior Manager
322.	Ravi Jagannatha	Account Manager	BE	34	17.09.2001	11	42,25,669	i2 Technologies, Senior Solutions Consultant Supporting Prod. Mgmt.
323.	Ravi Kumar Shelvankar	Business Development Manager — Sales	BE, MS	34	02.01.1997	10	71,51,139	ITW Signode Ltd, Senior Executive, Sales
*324.	Ravishankar Shrinivas Nadgir	Senior Technical Architect	BE, MMS	33	23.12.2002	10	12,55,994	Ge Power Systems, Data Warehouse Architect
325.	Reggie Koshy George	Account Manager	BSc, MCA	36	04.02.2002	12	37,98,245	IBM GSA, Project Manager
*326.	Rex White	Sales Manager	CA	49	27.08.2002	28	11,03,280	Indus International Ltd, New Business Development Manager
*327.	Richard Alfred Baldyga	Vice President and Practice Sales Head — Outsourcing	BE	42	20.02.2003	19	7,71,337	Radixone, CEO & President
*328.	Richard Ashley Rainey	Business Development Manager — Sales	BSc, MBA	43	11.07.2002	22	1,46,939	Versant Corporation, Senior Software Engineer
*329.	Richard Frank Shoup	Vice President and Practice Sales Head — Health Care Solutions	BA, MA, PhD	54	24.05.2002	22	68,01,664	Check & Care, COO
330.	Richard Joseph Kacheroski	Software Engineer	BBA	27	25.06.2001	2	31,77,931	—
331.	Richard Neil Gustafson	Resident Project Manager	BA	30	07.01.2002	7	40,71,484	Bitcyber Group, Lead Consultant

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

332.	Ritesh Mohan Idnani	Business Development Manager — Sales	BCom, MBA	30	01.10.1999	8	72,64,553	PricewaterhouseCoopers, Senior Consultant
*333.	Robert M. Sabieralski	Principal	BE, MS	35	06.01.2003	11	17,38,130	Inforte Corporation, Director
*334.	Robert Verran	Delivery Manager — Treasury (Tokyo)	BSc, PGD	35	19.06.2002	13	46,63,552	IQ Financial Services Inc., Team Leader
*335.	Robin S. Hampson	Module Leader — Banking Business Unit	Diploma	56	19.06.2002	38	24,06,420	IQ Financial Services Inc., Developer
*336.	Rod Michael Gallagher	Principal	BE	35	14.11.2002	13	26,27,514	KPMG LLP, Manager
337.	Roger Klantschi	Senior Principal	PUC	37	19.03.2002	13	81,38,639	Banco Hipotecario S. A., Manager
338.	Rohit Bhanot	Business Development Manager — Sales	BSc (Engg.), MBA	30	04.12.2001	7	50,83,651	Mckinsey & Company, Senior Associate
339.	Rohit Khanna	Business Development Manager — Sales	BCom, MBA, MCA	40	06.03.2002	16	60,29,460	Tata Unisys Ltd., Consultant / Project Manager
340.	Romit Dey	Business Development Manager — Sales	BSc, MBA	31	03.10.2000	9	68,78,720	PricewaterhouseCoopers, Principal Consultant
341.	Roopesh Joshi	Senior Technical Architect	BE, MTech	33	03.10.2001	10	48,39,378	OSI Consulting Inc., Consultant
342.	Rupali Saluja	Associate	BE, PGD	28	25.09.2000	5	44,46,501	Ernst & Young Consulting India Ltd., Senior Consultant
343.	Rushil Raj Shakya	Software Engineer	BSc	26	25.06.2001	2	32,78,580	—
*344.	Ryan Taylor Stewart	Business Development Manager — Sales	BA	30	02.01.2003	9	12,86,205	Bear, Stearns & Co., Senior Associate (Vice President)
345.	Sachin Kuchhal	Project Manager	BE, PGD	30	16.04.2001	6	37,87,278	American Express Technologies, Team Leader
*346.	Sajjad Jaffer	Marketing Manager	BA, MBA	31	12.08.2002	7	29,87,051	Trilogy Software, Industry Solutions Marketing Associate
347.	Samir Agrawal	Associate	BTech, PGD	31	24.03.2000	8	47,37,440	A. T. Kearney, Associate
*348.	Sammi Reddy Jillala	Programmer Analyst	BE, ME	31	18.02.2003	6	2,61,631	Covansys Corp., Senior Consultant
*349.	Sampath Kumar Rajagopalan	Account Manager	BSc (Engg.)	43	29.08.2002	8	33,09,769	Sierra Atlantic, Vice President
350.	Sandeep Deepak Dadlani	Business Development Manager — Sales	BE, MMS	28	15.01.2001	6	57,71,039	Citibank, Product Manager — Cash Management
351.	Sandeep Kale	Programmer Analyst	BE	30	05.09.2001	8	33,03,335	Patni Computer Systems, Software Engineer
352.	Sandeep Raju	Business Manager	BTech, PGD	28	07.01.2000	5	35,24,544	Infosys Technologies Ltd., Sr. Officer — Corporate Planning
*353.	Sanjay Bhargava	Business Development Manager — Sales	BTech, MBA	45	08.08.2001	22	26,29,907	Paypal Inc., VP, International Payments
354.	Sanjay Dalwani	Business Development Manager — Sales	BE, PGD	35	08.12.2000	13	50,92,033	HCL Technologies America, Inc, Account Manager
355.	Sanjay Dutt	Business Development Manager — Sales	BTech(H), PGD	34	20.12.1999	12	72,04,780	A. T. Kearney Limited, Manager — Strategy & Re-Engg.
*356.	Sanjay Joshi	Vice President and Chief Marketing Officer	BTech, MSc, MMS	39	14.05.2001	14	30,88,410	Freightwise Inc., Chief Marketing Officer
357.	Sanjay Khanduri	Business Development Manager — Sales	BTech, PGD	31	30.11.2000	7	44,24,034	Citibank, Asst. Manager
358.	Sanjay Mohan	Principal	BSc, ME, PGD	35	30.10.2000	9	67,21,788	Cap Gemini America, Inc., Principal Consultant
359.	Sanjay Shankar Deshpande	Business Development Manager — Sales	BE, MS	31	04.09.2000	7	32,95,590	Tata Research Development And Design Centre, Scientist
*360.	Sanjay Viswanathan	Business Development Manager — Sales	BA, Diploma, MBA, PGD	33	06.10.2000	11	56,16,975	Hinduja Group Worldwide — Vice President (Business Devp.)
361.	Sarojendu Majumdar	Associate Vice President and Business Support Manager	MSc	46	30.10.2000	23	64,65,888	British Telecom, Integration Manager
362.	Sathisha B. K	Business Development Manager — Sales	BE, ME	34	05.01.1998	13	79,45,822	Larsen & Toubro, Planning
*363.	Satish Kumar Kalia	Module Leader — Banking Business Unit	BSc(H), MSc	34	19.06.2002	9	30,34,264	IQ Financial Services Inc., Software Developer
364.	Satish P. Subramanian	Principal	MBA	36	27.03.2002	17	69,44,093	Ernst & Young, Senior Manager
*365.	Satoshi Koyama	Implementation Project Leader	BE, ME	29	19.06.2002	3	23,26,446	IQ Financial Services Inc., Support Leader
366.	Satrajit Pal	Account Manager	BE	33	12.03.2001	13	57,81,364	RS Software, Project Manager & Technical Consultant
*367.	Satya Chari	Account Manager	BE	46	19.08.2002	24	23,60,859	Innova Systems Inc., Director
368.	Saumitra Madhukar Bhide	Program Manager	BSc (Engg.), MA, MBA	33	09.03.2001	8	47,86,384	PricewaterhouseCoopers, Consultant (Senior Consultant Level)
369.	Scott Allen Powell	Business Development Manager — Sales	BSc, MSc	38	04.03.2002	13	45,83,813	Covansys, Business Development Manager
*370.	Scott Edward VanDusen	Network Engineer	BA	31	01.07.2002	7	24,27,778	Kimachi Dori Elementary School, Instructor
371.	Scott Jostes	Principal	BBA	36	11.02.2002	12	72,80,716	Arthur Anderson LLP, Senior Manager
*372.	Sean Allyn Van Meter	Technical Specialist	BBA	27	15.01.2003	4	9,04,482	Amdocs, Team Leader
373.	Seth Van Winkle	Principal	BBA, MBA	34	03.12.2001	7	83,83,762	Accenture, Strategy Practice Senior Manager
374.	Shaji Farooq	Senior Principal	BTech, MBA, PhD	41	04.02.2002	15	93,10,649	Diamond Cluster International, Inc., Principal
*375.	Sharath Kumar Muppala	Technical Consultant — IT Outsourcing	BTech	31	22.01.2003	8	3,44,570	HTC Global Services Inc., Programmer Analyst
376.	Shibulal S. D	Director and Head — Customer Delivery	BSc, MSc, MS	48	01.09.1981	27	1,36,84,370	Sun Microsystems, Sr. I. R. Manager
*377.	Shin Achiwa	Program Manager	BA	34	17.07.2002	11	40,66,964	Genista Corporation, Vice President
378.	Shirish Agnihotri	Account Manager	BSc (Engg.), MSc	48	24.01.2001	19	60,63,772	MCK Comm. Inc., Calgary, Director — Product Management
379.	Shivendra Kumar	Group Client Relations Manager	BTech, MTech	50	08.11.2001	26	72,19,980	Punj Lloyd Inc, President
*380.	Shreyas J. Kamath	Senior Technical Architect	BE, MBA, PGD	36	11.02.2003	16	6,49,689	Silverline Technologies Inc., Lead Technical Architect
*381.	Shubham Mehrish	Business Development Manager — Sales	BTech, PGD	28	15.10.2002	5	14,16,541	Bank of America, Asst. Vice President
382.	Shveta Arora	Senior Associate	BE, PGD	30	07.02.2000	7	41,45,326	A. T. Kearney, Associate
*383.	Sigvard Bore	Principal	BE	33	06.01.2003	9	17,39,659	PricewaterhouseCoopers, Principal
*384.	Simon Bryant	Program Manager	BSc	39	01.06.2002	20	54,65,236	Siebel Systems, Site Manager
385.	Simon Jian-Hong Liu	Programmer Analyst	BE, ME	30	18.07.2001	5	29,23,589	National Taiwan University,Teaching Assistant
386.	Siva Kumar N. S	Business Development Manager — Banking Business Unit	BCom	35	14.04.1997	15	74,09,938	JK Technosoft, Country Manager — Products
387.	Sobha Meera P. R	Vice President and Regional Manager — Sales	BE, PGD	35	12.04.1995	12	90,70,662	Sonata Software, Marketing Executive
388.	Sohel Aziz	Senior Technical Architect	BSc, MBA	31	01.11.2001	9	52,06,413	Q Corporation, Strategy Consultant
389.	Sohrab Peshoton Kakalia	Associate Vice President and Principal Architect	BSc, BSc (Engg.)	38	11.09.2000	15	74,98,579	PSI Data Systems Ltd., Manager-Business Unit
390.	Sonal Kapoor	Software Engineer	BA	23	25.06.2001	2	35,85,408	—

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

*391.	Sony Alexander	Senior Associate	BSc, MS	31	02.12.2002	8	18,39,541	Accenture, Consulting Manager
392.	Sourish Chaudhuri	Program Manager	BE, PGD	31	31.01.2001	8	61,86,446	Asian Paints (I) Ltd., Manager — Systems Dev.
393.	Sreenivas Bhashyam Asuri	Business Development Manager — Sales	BE	35	04.12.2000	12	54,88,825	Autodesk, Industry Manager
*394.	Sreerama Chandra Murty Vemuri	Business Development Manager — Sales	BA(H)	28	01.10.2002	5	16,57,840	Larsen & Toubro Infotech Ltd., Business Development Executive
*395.	Srikanth M. Ramesh Iyengar	Business Development Manager — Sales	BE, PGD	28	03.06.2002	6	36,50,049	Silverline Technologies, Business Development Manager
396.	Srikanth S	Senior Associate	BE, PGD	31	11.10.1999	8	58,92,658	PricewaterhouseCoopers, Consultant
397.	Srinath Kashyap	Business Development Manager — Sales	BE	37	04.12.1997	14	50,65,057	TCS, Sales, Associate Consultant
398.	Srinath P	Business Development Manager — Sales	BTech, PGD	33	23.11.1998	9	49,18,415	Citibank N. A., Manager
*399.	Srinath Srinivasan	Senior Technical Architect	BE	33	06.01.2003	9	12,20,005	Logical Design Solutions, Senior E-Business Architect
400.	Srinivas B. G	Vice President — Delivery (Enterprise Solutions)	BE	42	03.05.1999	18	74,90,670	Asea Brown Boveri, Manager ERP
401.	Srinivas V	Business Development Manager — Sales	BTech(H), PGD	33	03.06.1996	9	65,28,929	IDM, Marketing Executive
402.	Srinivasan Raghavan	Account Manager	BE	35	01.12.1997	14	54,80,488	ABB, Project Manager
403.	Srinjay Sengupta	Vice President and Integrated Business Unit Head (Europe)	BSc(H), PGD	35	01.07.1996	12	1,10,34,085	Procter & Gamble, Manager
*404.	Sriram Chandrasekaran	Business Development Manager — Sales	BTech, PGD	25	16.09.2002	3	15,63,333	Citibank N.A., Relationship Manager
405.	Sriram V	Vice President and Regional Manager — Sales (Asia Pacific)	BE, PGD	38	03.01.1997	16	99,40,935	Wipro, Business Person
*406.	Stephen Barry Warman	Implementation Consultant	BSc(H)	27	19.06.2002	6	21,40,825	IQ Financial Services Inc., Support / QA
*407.	Subhadarshini Mishra	Software Engineer	BE	25	02.12.2002	3	9,07,879	Tata Consultancy Services, Assistant Systems Engineer
408.	Subhash B. Dhar	Associate Vice President and Regional Manager — Sales (Communication & Product Services)	BE, PGD	36	24.02.1997	14	71,26,802	Ravi Database Consul, VP Marketing
409.	Sudhanshu Asthana	Programmer Analyst	BSc, MS, MCA	36	01.03.2001	7	39,06,057	Preis24.Com AG., Trainee
410.	Sudhir Chaturvedi	Business Development Manager — Sales	BE, PGD, MBA	33	15.05.2000	8	84,85,245	Ernst & Young UK Ltd., Senior Business Analyst
411.	Sudhir Singh	Business Development Manager — Sales	BTech, PGD	31	02.07.2001	8	60,13,432	Hindustan Lever Ltd., Senior Brand Manager
412.	Sudhir Subramanya Holla	Senior Associate	BE, PGD	32	10.11.1999	9	60,12,754	Andersen Consulting, Senior Consultant
413.	Sudip Singh	Business Development Manager — Sales	BTech, PGD	30	12.06.2000	7	51,94,658	Tata Administrative Services, Associate Manager
*414.	Sudipta Mitra	Associate	BBA, MBA	30	08.01.2001	5	34,60,012	Andersen Consulting, Consultant
415.	Suhas Atre	Business Development Manager — Sales	BE, MBA	37	01.04.2002	14	46,91,335	Xoriant Corporation, Director
416.	Sukruthi Mohan	Project Manager	BE	30	18.06.2001	8	41,91,231	Merrill Lynch / Client Bookkeeping System, Senior Programmer / Analyst
*417.	Sunil Ramesh Kapil	Project Manager	BE	35	20.01.2003	10	8,63,122	Kanbay Inc, Consultant
418.	Sunil Talloo	Program Manager	BSc(H), MBM, MCA	36	11.01.2001	11	59,22,932	Cambridge Technology Partners, Associate Director — 2
419.	Suranjan Pramanik	Senior Associate	BTech, PGD	34	05.06.2000	12	54,51,572	Ernst & Young Consulting India Pvt. Ltd., Senior Consultant
420.	Suresh Rajappa	Project Manager	BE	32	05.03.2001	7	33,07,120	C. S. Solutions Inc., Analyst / IT Consultant
421.	Sven Andersen Norgaard	Software Engineer	BA	25	22.01.2001	7	30,78,363	Oral B laboratories, Information Technology Intern
*422.	Syamalarao V. Kanduri	Project Manager	BTech, ME	30	07.02.2003	7	5,47,430	IT Solutions Inc., Business Systems Analyst
423.	Sylvia Quiroga	Principal	BBA, MBA	36	13.06.2001	13	75,75,208	Dell Computer Corporation, Program Strategist / Project Manager
*424.	Tarun Bajaj	Technical Architect	BSc, MS	31	05.08.2002	8	29,15,588	US Interactive, Project Manager — Billing
425.	Terence Lincoln Hook	Country Sales Manager	BBA	45	05.11.2001	12	89,02,590	Satyam Europe, Vice President And Sales Director
*426.	Terence Murtagh	Database Consultant	BSc(H)	34	19.06.2002	16	42,32,225	IQ Financial Services Inc., Database Analyst
427.	Thirumalaisamy Dhandaydham	Project Manager	BSc, MCA	38	27.04.2001	15	55,14,297	Intelligroup, Senior Consultant
*428.	Thomas Obitz	Senior Technical Architect	PUC	34	18.04.2002	16	56,68,797	Obitz Data Systems, It Consultant And System Developer
*429.	Thomas Patrick Christ	Business Development Manager — Sales	BBA, MBA	41	02.12.2002	19	16,81,698	Smartforce, Global Accounts Manager
430.	Tim Miner	Senior Principal	BE	43	30.07.2001	17	83,59,471	Marchfirst Laguna Hills Practice, Managing Partner & Chief Strategist
*431.	Timothy Richard Williamson	Educator and Senior Technical Communicator	BSc	35	19.06.2002	14	23,95,851	IQ Financial Services Inc., Senior Technical Author
432.	Todd A. MacCallum	Group Manager — Sales	BA, MBA	33	22.01.2001	11	68,82,038	Reylon Technology, Inc., Business Development Executive
433.	Tom (Jia-Cheng) Lin	Software Engineer	BSc	23	25.06.2001	2	30,37,333	—
*434.	Tomoko Suruki	Client Services Executive	BA	39	24.12.2002	15	8,39,931	Goldman Sachs Japan Limited, Market Data Services
*435.	Tony Sica	Account Manager	BBM	44	09.05.2002	21	55,52,587	Onsite, Business Unit Manager
436.	Too Hui Swan (Josephine)	Business Development Manager — Sales	BE	28	30.04.2001	5	25,94,394	Scient International Pte Ltd., Business Analyst (Senior)
437.	Toshifumi Katsuya	Resident Project Manager	BA	43	07.01.2002	20	53,57,060	Reasoning Software K.K., Technical Support Manager
438.	Toshikazu Tamada	Country Sales Manager	Blaws	48	18.02.2002	25	1,04,93,863	Sprint International, Managing Director, President
439.	Tyler Ladner	Software Engineer	BSc	24	25.06.2001	2	31,25,663	—
*440.	Umamegaswari Pattabiraman	Programmer Analyst	BSc, MSc	28	03.02.2003	6	4,89,558	IMA Global Pvt. Ltd., Team Lead
441.	Upendra Kohli	Business Development Manager — Sales	BE, MBA	33	18.06.2001	11	40,59,329	Ericsson Hewlett Packard Telecommunications, Business Manager
442.	Vaidyanatha Balasubramaniam Siva	Technical Architect	BTech	28	25.03.2002	7	34,05,638	IT Solutions Inc., Project Manager
*443.	Venkangouda B. Patil	Senior Technical Architect	BE, MS	36	29.04.2002	9	47,73,705	Sapient Corporation, Architect
444.	Venkatakrishnan Venkataraman	Project Manager	BE	32	23.04.2001	10	49,39,150	Tata Consultancy Services, Project Manager
*445.	Venky Venkatraman	Business Support Manager	BTech, MBA	45	19.08.2002	16	29,71,375	Startups, Director-Projects & Business Development

Annexure to the directors’ report (contd.)

Sl.				Age	Date of	Experience	Gross
No.	Name	Designation	Qualification	(Years)	Joining	(Years)	Remuneration (Rs.)	Previous Employment — Designation

*446.	Vijay M. Menon	Business Development Manager — Sales	BSc, MS	46	18.06.2002	21	48,03,343	Sun Microsystems, Corporate Account Manager
447.	Vineet Toshniwal	Business Development Manager — Sales	BE, MBA	31	19.06.2000	8	45,45,132	Bank of America, Assistant Vice President
*448.	Vishwanath Kalasapur Narayan	Senior Technical Architect	BE, MS	39	30.10.2002	10	21,18,725	Teraburst Networks, Inc., Network Architect
*449.	Vishwas Madhav Karandikar	Senior Technical Architect	BSc, MSc	34	08.07.2002	10	37,91,932	Versant Corporation, Senior Software Engineer
*450.	Vivek Luthra	Principal	BE, MBA	30	21.10.2002	7	15,91,404	Prodapt Solutions, Director Strategic Partnerships
451.	Vivekanand M. K.	Account Manager	BE	34	25.10.2000	12	57,51,336	HCL Technologies, Business Development Manager
452.	Wasifur Rahman	Senior Principal	MSc, MA (Honours)	38	22.01.2002	15	88,25,941	Scient, Director of Strategy Consulting / Client Director
453.	Wei Wei Cao	Area Manager	BE, MSc	35	15.10.2001	14	46,39,448	Nuance Communications, Channel Manager
*454.	William John Comerford	Principal	BSc	37	14.11.2002	14	24,86,365	Cap Gemini Ernst & Young, Manager / Senior Manager
*455.	Witsenboer J. A.	Area Manager	BE	40	01.06.2002	16	51,20,237	Bea Systems, Sales Manager
*456.	Wolfgang Holger Wilhelm Hellenbrand	Manager — Human Resources Development	MA	48	17.02.2003	17	6,11,030	EDS, Manager
*457.	Wolfgang Jungfermann	Business Support Manager	Diploma	42	01.09.2002	13	35,95,315	International Consulting Company, Profit Center Manager & Management Consultant
458.	Yannis Gikas	Business Development Manager — Sales	BA, MBA	30	04.05.2001	6	46,01,612	Andersen Consulting S. A., Business Consultant
459.	Yashesh Mahendra Kampani	Principal	BCom, Graduate CWA, ACA	32	11.09.2000	8	67,44,271	PricewaterhouseCoopers, Manager
*460.	Yasuko Fukamachi	Client Services Executive	—	28	19.06.2002	1	11,03,939	IQ Financial Services Inc., Client Services Executive
461.	Yezdi M. Mehta	Business Development Manager — Sales	BCom, MBA	37	21.11.1997	13	85,49,904	Dictaphone Corporation, Manager, Systems Marketing
*462.	Yoshito Kameyama	Product Consultant	BA	31	19.06.2002	9	34,55,199	IQ Financial Services Inc., Business Analyst
463.	Zach Altmix Simmons	Software Engineer	BBA	24	25.06.2001	2	30,32,750	—
*464.	Zehua Chen	Senior Technical Architect	BSc, MS	37	01.10.2002	13	3,46,180	Edsoft Corporation, System Architect

*	Employed for part of the year.

Notes:	Remuneration comprises basic salary, allowances and taxable value of perquisites.
None of the employees is related to any director of the company.
None of the employees owns more than 1% of the outstanding shares of the company as on March 31, 2003.	For and on behalf of the board of directors

Bangalore	Nandan M. Nilekani	N. R. Narayana Murthy
April 10, 2003	Chief Executive Officer,	Chairman and Chief Mentor
President and Managing Director

Annexure to the directors’ report (contd.)

c)	The directors’ responsibility statement as required under Section 217 (2AA) of the Companies (Amendment) Act, 2000

The financial statements are prepared in conformity with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to the company; on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards. The accounting policies used in the preparation of the financial statements have been consistently applied except where otherwise stated in the notes on accounts.

The board of directors and the management of your company accept responsibility for the integrity and objectivity of these financial statements. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present the company’s state of affairs and profits for the year. To ensure this, the company has taken proper and sufficient care in installing a system of internal control and accounting records; for safeguarding assets; and for preventing and detecting frauds as well as other irregularities; which is reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures of the company have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls and accounts.

The financial statements have been audited by Bharat S. Raut & Co., Chartered Accountants, the statutory auditors.

The audit committee of your company meets periodically with the internal auditors and the statutory auditors to review the manner in which the auditors are discharging their responsibilities, and to discuss auditing, internal control and financial reporting issues. To ensure complete independence, the statutory auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

      For and on behalf of the board of directors

Bangalore	Nandan M. Nilekani	N. R. Narayana Murthy
April 10, 2003	Chief Executive Officer,	Chairman and Chief Mentor
President and Managing Director

Auditors’ certificate on Corporate Governance

To

The Members of
Infosys Technologies Limited,

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited (“the Company”), for the year ended on 31 March 2003, as stipulated in clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information, and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for Bharat S. Raut & Co.
Chartered Accountants

Bangalore	S. Balasubrahmanyam
April 10, 2003	Partner

Selective financial data

in Rs. crore except per share data, other information and ratios

Particulars	1981-82	1994-95	1995-96	1996-97	1997-98	1998-99	1999-2000	2000-2001	2001-2002	2002-2003

For the year
Revenue	0.12	55.42	88.56	139.21	257.66	508.89	882.32	1,900.56	2,603.59	3,622.69
Operating profit (PBIDT)	0.04	17.58	31.37	46.79	85.90	201.63	346.57	764.84	1,037.63	1,272.04
Interest	—	—	—	0.61	—	—	—	—	—	—
Depreciation	—	4.60	8.63	10.52	22.75	35.89	53.23	112.89	160.65	188.95
Provision for taxation	—	1.94	4.31	5.25	5.50	22.94	39.70	72.71	135.43	201.00
Profit after tax from ordinary activities	0.04	13.32	21.01	33.68	60.36	132.92	285.95	623.32	807.96	957.93
Dividend	—	2.31	3.63	3.99	7.03	12.11	29.76	66.15	132.36	178.81
Return on average networth (%)	96.88	29.71	29.53	34.96	42.24	54.16	40.63	56.08	46.57	38.78
Return on average capital employed (PBIT / average capital employed) (%)	96.88	31.79	33.12	40.16	46.09	63.51	46.27	62.62	54.37	46.91
As at the end of the year
Share capital	—	7.26	7.26	7.26	16.02	33.07	33.08	33.08	33.09	33.12
Reserves and surplus	0.04	55.20	72.58	105.58	156.94	541.36	800.23	1,356.56	2,047.22	2,827.53
Loan funds	—	6.34	4.26	—	—	—	—	—	—	—
Gross block	—	25.32	46.86	71.29	105.14	168.92	284.03	631.14	960.60	1,273.31
Capital investment	—	25.23	15.55	27.31	34.41	71.68	159.87	463.35	322.74	219.26
Net current assets	0.06	32.47	41.17	54.20	97.23	472.96	612.13	797.86	1,293.41	2,017.92
Debt-equity ratio	—	0.10	0.05	—	—	—	—	—	—	—
Market capitalization	NA	348.42	355.67	731.04	2,963.42	9,672.80	59,338.17	26,926.35	24,654.33	26,847.33
Per share data
Basic earnings from ordinary activities (Rs.)	—	2.01	3.18	5.09	9.13	20.71	43.23	94.23	122.12	144.68
Dividend per share (Rs.)*	—	2.25	2.50	2.75	3.00	3.75	4.50	10.00	20.00	27.00
Book value (Rs.)	—	9.44	12.07	17.06	26.15	86.84	125.97	210.05	314.31	431.84
Other information
Number of shareholders	7	6,526	6,909	6,414	6,622	9,527	46,314	89,643	88,650	77,010
Credit rating from CRISIL
Commercial paper	—	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"	"P1+"
Non-convertible debentures	—	"AA"	"AA"	"AA"	"AA"	"AA"	"AA"	"AAA"	"AAA"	"AAA"

•     Calculated on a per share basis, not adjusted for bonus issues in previous years.

Note: The above figures are based on Indian GAAP.

Selective financial data

Management’s discussion and analysis of financial condition and results of operations

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. The management of Infosys accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present the company’s state of affairs and profits for the year.

A.     Financial condition

1.     Share capital

Year ended March 31	2003		2002

	Nos.	Rs. crore	Nos.	Rs. crore

Balance at the beginning of the fiscal year	6,61,86,130	33.09	6,61,58,117	33.08
Shares issued during the year upon conversion of:
options issued under 1998 plan	44,770	0.02	27,983	0.01
options issued under 1999 plan	12,178	0.01	30	–

Balance at the end of the fiscal year	6,62,43,078	33.12	6,61,86,130	33.09

At present, the company has only one class of shares – equity shares of par value Rs. 5 each. The authorized share capital of the company is Rs. 50 crore divided into 10 crore equity shares of Rs. 5.

During the year, 120 employees exercised 89,540 ADSs (equivalent to 44,770 equity shares of par value of Rs. 5 each) issued under the 1998 Stock Option Plan. Also, during the year, 296 employees exercised 12,178 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 56,948 equity shares. In comparison, during the previous year, 14 employees exercised 55,966 ADSs (equivalent to 27,983 equity shares of par value of Rs. 5 each) issued under the 1998 Stock Option Plan and 1 employee exercised 30 equity shares under the 1999 stock option plan, leading to an increase in issued, subscribed and outstanding shares by 28,013 equity shares.

2.     Reserves and surplus

The addition to the share premium account of Rs. 13.49 crore during the year is due to the premium received on issue of 56,948 equity shares of par value of Rs. 5 each on exercise of options issued under the 1998 and 1999 Stock Option Plans. During the previous year, an amount of Rs. 4.59 crore was added to the share premium account on account of premium received on issue of 28,013 equity shares of par value of Rs. 5 each on exercise of options issued under the 1998 and 1999 Stock Option Plans.

Consequent to the standard on accounting for taxes on income becoming mandatory effective April 1, 2001, the company recorded the cumulative net deferred tax credit of Rs. 15.53 crore until April 1, 2001, as an addition to the general reserves, during the previous year.

3.     Fixed assets

As of March 31	in Rs. crore

	2003	2002	Growth %

Original cost
Land – free-hold	15.88	15.86	0.12
– lease-hold	31.40	27.84	12.79
Buildings	385.53	285.33	35.12
Plant and machinery	227.32	183.87	23.63
Computer equipment	361.73	287.89	25.65
Furniture and fixtures	208.97	159.46	31.05
Vehicles	0.35	0.35	–
Intangible assets	42.13	–	NA
Total	1,273.31	960.60	32.55
Less: accumulated depreciation	577.15	393.03	46.85
Net block	696.16	567.57	22.66
Add: capital work-in-progress	76.56	150.67	(49.19)
Net fixed assets	772.72	718.24	7.59
Depreciation as a % of total revenues	5.2%	6.2%	NA
Accumulated depreciation as a % of gross block	45.3%	40.9%	NA

During the year, the company added Rs. 317.86 crore to its gross block of assets, including investment in technology assets of Rs. 76.11 crore. The company invested Rs. 2.90 crore on acquisition of 7.075 acres of land in Bangalore, India, for its software development center. The company also invested Rs. 0.67 crore for acquiring 11.03 acres of land at Mysore. The company operationalized new software development centers at Bangalore, Chennai, Pune, Bhubaneswar, Mangalore, Hyderabad and Mysore and, consequently, the investment in buildings increased by Rs. 100.20 crore.

Due to all these new centers being operationalized during the year, technology assets, plant and machinery, and furniture and fixtures increased by Rs. 76.11 crore, Rs. 44.40 crore and Rs. 51.44 crore, respectively. As of March 31, 2003, the company had a built-up area of 34,31,350 square feet of space, capable of accommodating 16,970 professionals and 4,07,400 square feet under construction which is capable of accommodating 3,300 professionals. In addition, the company has leased office space of 27,000 square feet in Mauritius for a disaster recovery center. The company has also leased 25 acres of land from the Government of Mauritius.

During the previous year, the company added Rs. 342.72 crore to its gross block, including investment in technology assets of Rs. 67.40 crore. As of March 31, 2002, the company had 26,69,600 square feet of space capable of accommodating 12,050 professionals and 9,31,000 square feet under construction.

The capital work-in-progress as at March 31, 2003 and 2002 represents advances paid towards acquisition of fixed assets, and the cost of assets not put to use.

During the year, the company retired various assets with a gross block of Rs. 5.15 crore and a net book value of Rs. 0.32 crore due to sales, donations, etc. Included in the above is the donation of 305 computer systems costing Rs. 1.93 crore (book value Rs. 6/-). During the previous year, the company retired various assets with a gross block of Rs. 13.26 crore and a net book value of Rs. 1.51 crore, including a donation of 441 computer systems costing Rs. 2.68 crore (book value Rs. 21/-).

During the year, the company entered into arrangements to acquire intellectual property rights (IPRs), the details of which are as follows:

•	Intellectual property rights in Trade IQ, a treasury management product, from IQ Financial Systems Inc., USA (“IQFS”) for the banking products group. The aggregate consideration paid was Rs. 16.97 crore (US$ 3.47 million) and the management estimates the useful life of this IPR as two years.

•	Intellectual property rights in AUTOLAY, a commercial software application product used in the design of high performance structural systems, with the Aeronautical Development Agency, India (“ADA”) for the engineering service and consulting practice. The company has a firm commitment to share revenues with ADA for a maximum of Rs. 24.50 crore (US$ 5 million) payable by 10 years of the contract date. The ownership of intellectual property in AUTOLAY will transfer to the company on remittance of the consideration to ADA. The committed consideration is recorded as an IPR and the management estimates the useful life of this IPR as five years.

•	Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, India for the banking products group. The arrangement allows the company to make proprietary modifications to source code and transfer certain other rights in ILink to third parties for use along with its banking products. The consideration amounts to Rs. 0.65 crore and the management estimates the useful life of this license as one year.

The company has a capital commitment of Rs. 86.49 crore as of March 31, 2003, as compared to Rs. 63.53 crore as of March 31, 2002. The company expects to spend between Rs. 400.00 – Rs. 500.00 crore in capital expenditure during the financial year ending March 31, 2004. The company believes that it will be able to fund its expansion plans from internal accruals and liquid assets. The company may take recourse to borrowings to meet its capital expenditure, should it be deemed necessary.

4.     Investments

The company has made several strategic investments aggregating Rs. 79.31 crore in various companies. These investments are strategic in nature and are aimed at procuring substantial business benefits to Infosys. Such investments are also envisaged in select venture capital funds. Benefits from these investments are primarily in the form of revenue and net income enhancements through technology partnerships and access to the latest technological developments.

4.1   Yantra Corporation

	Year of	Investment	Investment
	investment	in $ million	in Rs. crore

Investment by way of cash remittance towards issue of 25,00,000 shares of common stock at $0.20 per share, par value of $0.01 per share	March 31, 1996	0.50	1.74
Investment by way of transfer of product “EAGLE” for a consideration of 50,00,000 shares of common stock at $0.20 per share, par value of $0.01 per share	March 31, 1997	1.00	3.59
Investment by way of cash remittance towards issue of 20,00,000 shares of convertible preferred stock at $0.75 per share, par value of $0.01 per share	March 31, 1998	1.50	5.45
Sale of 13,63,637 shares of convertible preferred stock at $1.10 per share, par value of $0.01 per share	March 31, 1999	(1.02)	(3.72)
Provision for investments	March 31, 1999	(1.98)	(7.06)
Swap of 55,00,000 common stock for 1 warrant with right to purchase 55,00,000 common stock	March 31, 2002	–	–
Balance as on March 31, 2003		–	–

Infosys holds only 44% of the outstanding common stock of Yantra. Accordingly, Yantra is no longer a subsidiary of Infosys within the meaning of the Companies Act, 1956, as at March 31, 2002. Infosys holds 16% of Yantra on a fully diluted basis.

Infosys’ cumulative billings from Yantra are Rs. 55.67 crore ($12.90 million) and the amount due is Rs. 0.07 crore ($15,350) as of March 31, 2003.

4.2   EC Cubed Inc., USA

During the financial year ended March 31, 2001, EC Cubed Inc., one of the investee companies, filed for liquidation as they were unable to raise further capital due to adverse market conditions. Pending the conclusion of liquidation proceedings, the company had provided for the entire investment amounting to Rs. 13.08 crore. During the year, the company had written-off the entire investment in EC Cubed Inc., against the provisions made earlier, with the approval of the Reserve Bank of India. The company also wrote-off Rs. 4.69 crore ($1.00 million) due from them after obtaining necessary approvals from the Reserve Bank of India.

Infosys’ cumulative billings from EC Cubed Inc. was Rs. 23.02 crore ($5.17 million).

4.3   Alpha Thinx Mobile Phone Services AG., Austria

During the financial year ended March 31, 2001, Alpha Thinx Phone Services AG (“Alpha Thinx”), one of the investee companies, filed for liquidation as it was unable to raise further capital due to adverse market conditions. Pending the conclusion of liquidation proceedings, the company had provided for the entire investment amounting to Rs. 2.21 crore. The company had written-off Rs. 1.50 crore ($0.32 million) due from them after obtaining necessary approvals from the Reserve Bank of India.

Infosys’ cumulative billings from Alpha Thinx was Rs. 6.58 crore ($1.44 million).

4.4   Asia Net Media (BVI) Limited

During the financial year ended March 31, 2001, Infosys invested an amount of Rs. 6.85 crore ($1.50 million) in Asia Net Media (BVI) Limited (“Asia Net”) towards issue of 3,00,00,000 ordinary shares of par value $ 0.01 each, at an issue price of $0.05 per ordinary share. Asia Net intends to leverage under-exploited offline brands in media and entertainment by delivering them through online channels and to establish a synergistic network of companies in this space.

During the year, the company had made full provision for this investment based on the review of the financial condition of the investee company as well as the adverse business environment in which it operates.

Infosys’ cumulative billings from Billboard Live International (BLI), in which Asia Net Media holds controlling interest through a fully-owned subsidiary, was Rs. 5.32 crore ($1.19 million) and, as of March 31, 2003, the amount due is Rs. 1.75 crore ($0.38 million), which was provided for in full during the year.

4.5   CiDRA Corporation, USA

During the financial year ended March 31, 2001, Infosys invested an amount of Rs. 13.40 crore ($3.00 million) in CiDRA Corporation, USA towards issue of 33,333 fully paid Series D Convertible Preferred Stock, par value of $0.01 each, at $90 per share. CiDRA provides solutions for scientific and industrial instrumentations.

Infosys’ cumulative billings from CiDRA are Rs. 18.05 crore ($3.86 million) and as of March 31, 2003, no amount is due from them.

4.6   JASDIC Park Company, Japan

Infosys invested an amount of Rs. 0.75 crore (Yen 24 million) towards the issue of 480 shares of JASDIC Park Company thereby holding a 12.5% equity stake in it. JASDIC is an Indo-Japanese consortium founded by Mr. Kenichi Ohmae, a well-known management strategist, along with a few Japanese companies and three Indian companies including Infosys. The aim of JASDIC is to provide high-quality software services from India for the Japanese market. This is in line with Infosys’ strategy to diversify its geographic client base.

During the year, the company had made full provision for this investment based on the review of the financial condition of the investee company, as well as the adverse business environment in which it operates.

Infosys’ cumulative billings from JASDIC was Rs. 50.97 crore ($11.41 million) and, as of March 31, 2003, no amount is due from them.

4.7   M-Commerce Ventures Pte. Ltd, Singapore

As of March 31, 2003, Infosys invested an amount of Rs. 2.11 crore (S$ 0.80 million) in M-Commerce Ventures Pte. Ltd., Singapore (MCV), towards the issue of 80 capital units. Each capital unit represents one ordinary share of S$1 each, issued at par, and nine redeemable preference shares at a par value S$ 1 each, with a premium of S$ 1,110 per redeemable preference share. MCV is promoted by the Economic Development Board, Singapore and intends to focus on companies offering mobile portals, personal information management and messaging, bandwidth optimization and other key enablers of m-commerce.

MCV is an incubation fund in the m-commerce space and Infosys has committed to invest an aggregate amount of S$ 1.00 million in the fund. MCV has agreed to position Infosys as a preferred technology partner to its investee companies.

Mr. Philip Yeo, a non-executive director of Infosys, is the chairman of the board of directors of EDB Investments Pte Ltd (EDBI). EDBI is the fund manager of M-Commerce Ventures Pte Ltd.

4.8   OnMobile Systems Inc., USA

Infosys invested an amount of Rs. 8.95 crore ($2.00 million) in OnMobile Systems Inc. (formerly Onscan Inc.) towards the issue of 1,00,000 common stock at $0.4348 each, fully paid, par value $0.001 each; 1,00,000 Series A Voting Convertible Preferred Stock at $0.4348 each, fully paid, par value $0.001 each; and 44,00,000 series A Non-voting Convertible Preferred Stock at $0.4348 each, fully paid, par value $0.001 each.

OnMobile Systems Inc. was incubated by Infosys and the investment was made in the form of transfer of intellectual property rights in Onscan – a web-focused, wireless-enabled notification product. The income arising out of the transfer of the product, amounting to Rs. 5.49 crore (net of tax), was disclosed as an extraordinary item in the profit and loss account during the financial year ended March 31, 2001.

During the year, the company had made full provision for this investment based on the review of the financial condition of the investee company as well as the adverse business environment in which it operates.

Infosys’ cumulative billings from OnMobile Systems Inc. are Rs. 25.27 crore ($5.40 million) and, as of March 31, 2003, the amount due was Rs. 1.19 crore ($0.24 million), which was provided for in full.

During the year, Mr. S. D. Shibulal, a director of Infosys, resigned from the board of OnMobile Systems Inc.

Mr. S. Gopalakrishnan and Mr. S. D. Shibulal, members of the board of Infosys hold 2,00,000 and 5,00,000 shares respectively in OnMobile Systems Inc., acquired at a price of $0.0435 per share. Mr. V. Balakrishnan, Vice President – Finance and Company Secretary, Infosys, holds 1,00,000 stock options in OnMobile Systems Inc., granted at an exercise price of $ 0.0435 per option.

4.9   Stratify Inc., (formerly PurpleYogi Inc.), USA

Infosys invested an amount of Rs. 2.33 crore ($0.50 million) in Stratify Inc. (formerly PurpleYogi Inc.), towards the issue of 2,76,243 fully paid Series D Convertible Preferred Stock, par value of $0.001 each, at $1.81 per share. Stratify Inc. is a developer of infrastructure software for information networks that enables intelligent content management and efficient enterprise-wide knowledge management.

4.10   Workadia Inc., USA

During the previous year, Infosys invested an amount of Rs. 10.32 crore ($2.20 million) in Workadia Inc., USA (“Workadia”), purchasing 22,00,000 fully paid Series “B” convertible preferred stock, par value of US$ 0.0002, at US$ 1.00 each. Workadia provides companies with comprehensive, customizable business intranets through browser-access hosted portals, and also offers consulting services to help customers select and deploy their intranet applications, content and services.

During the year, the company made a provision of Rs. 7.21 crore ($1.54 million) towards this investment based on the review of its financial condition as well as the adverse business environment in which it operates. Workadia Inc., is currently under liquidation and the company expects to recover the balance amount of Rs. 3.11 crore ($0.66 million) towards this investment. The company had also written-off Rs. 1.51 crore ($0.31 million) due from them after obtaining necessary approvals from Reserve Bank of India.

Infosys’ cumulative billings from Workadia are Rs. 19.79 crore ($4.17 million) and, as of March 31, 2003, no amount is due from them.

4.11   Progeon Limited

The company established Progeon Limited as a majority owned and controlled subsidiary on April 3, 2002, to provide business process management services. The company invested an amount of Rs. 12.25 crores in 1,22,49,993 equity shares of Rs.10/- each, fully paid, par value of Rs.10/- each. Progeon seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes. Progeon obtained its financial closure by securing funding of Rs. 49.00 crore from Citicorp International Finance Corporation, USA (“CIFC”), in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at a premium of Rs. 12/- per share. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

Mr. T.V. Mohandas Pai and Mr. S. D. Shibulal, members of the board of Infosys, are also directors in Progeon. The financial statements of Progeon are provided elsewhere in this Annual Report.

Infosys’ cumulative billings from Progeon are Rs. 3.56 crore ($0.74 million) and, as of March 31, 2003, no amount is due from them.

4.12   Other investments

The company fully provided for its investments of Rs. 10/- and Rs. 10,350/- respectively in Software Services Support Education Center Limited and The Saraswat Co-operative Bank Limited, India.

4.13   Summary

in Rs. crore

Cumulative investments upto March 31, 2003	79.31

Cumulative billings upto March 31, 2003 from all investee companies	208.23
Less: Provisions / write-off of investments	(46.11)
Account receivables written-off / provided	(10.64)

Net amount	151.48

5.     Deferred tax assets

The standard on accounting for taxes on income became mandatory effective April 1, 2001. Accordingly, the company recorded deferred tax assets in the book aggregating Rs. 36.81 crore as of March 31, 2003. The deferred tax assets represent timing differences in the financial and tax books arising out of depreciation on assets, investment provisions and provision for sundry debtors.

6.     Sundry debtors

Sundry debtors amount to Rs. 512.14 crore (net of provision for doubtful debts amounting to Rs. 14.31 crore) as at March 31, 2003, as compared with Rs. 336.73 crore (net of provision for doubtful debts amounting to Rs. 19.23 crore) as at March 31, 2002. These debtors are considered good and realizable. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates and general economic factors which could affect the customer’s ability to settle. Provisions are generally made for all debtors outstanding for more than 180 days as also for others, depending on the management’s perception of the risk. Debtors are at 14.14% of revenues for the year ended March 31, 2003, as compared to 12.93% for the previous year, representing an outstanding of 52 days and 47 days of revenues for the respective years.

The unbilled revenues as of March 31, 2003 and 2002 amounted to Rs. 91.64 crore and Rs. 17.74 crore respectively. Including the unbilled revenues, debtors represented an outstanding of 61 days and 50 days of revenues for the respective years.

The age profile is as given below.

As of March 31

Period in days	2003%	2002%

0–30	66.1%	69.0%
31–60	28.7%	30.0%
61–90	3.9%	0.5%
More than 90	1.3%	0.5%

	100.0%	100.0%

The percentage of debtors more than 60 days had increased to 5.2% in fiscal 2003 from 1.0% in fiscal 2002. The company perceives the risk from these debtors to be not material.

The movement in provisions for doubtful debts during the year is as follows.

	in Rs. crore

Year ended March 31	2003	2002

Opening balance	19.23	18.17
Add: Amount provided during the year	0.73	13.09
Less: Amount written-off during the year	5.65	12.03

Closing balance	14.31	19.23

Provision for bad and doubtful debts as a percentage of revenue are 0.02% and 0.50% in fiscal 2003 and 2002, respectively.

7.     Cash and cash equivalents

	in Rs. crore

As of March 31	2003	2002

Cash balances	0.01	0.03
Bank balances in India
current accounts	30.04	11.11
deposit accounts	1,129.53	551.62
EEFC accounts in foreign currency	19.12	10.52
Unclaimed dividend account	1.60	1.12
Bank balances – overseas
current accounts	155.93	50.41
deposit accounts	–	147.41

Total cash and bank balances	1,336.23	772.22
Add: Deposits with financial institutions / body corporate	302.28	254.74

Total cash and cash equivalents	1,638.51	1,026.96

Cash and cash equivalents as a % of total assets	57.3%	49.4%
Cash and cash equivalents as a % of revenues	45.2%	39.4%

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas deposit accounts in the previous year represent deposits maintained with State Bank of India, Nassau, New York. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches in the US and other countries, and to meet project-related expenditure overseas.

The deposit account represents deposits for short tenures and the details are given below.

	in Rs. crore

As of March 31	2003	2002

ABN Amro Bank	80.93	48.16
Bank of America	150.12	85.16
Citibank N.A	125.62	100.77
Deutsche Bank	13.10	6.00
ICICI Bank Limited	151.30	48.68
Punjab National Bank	151.29	96.00
Standard Chartered Bank	151.24	92.48
The Bank of Nova Scotia	151.24	64.67
UTI Bank Limited	4.05	9.70
American Express Bank	150.64	–

	1,129.53	551.62

The deposit amounts mentioned above include the interest accrued and outstanding as of the balance sheet date. The company’s treasury policy calls for investing surpluses with highly rated companies, banks and financial institutions for short term maturities with a limit on investments in individual entities.

8.     Loans and advances

Advances are primarily towards amounts paid in advance for value and services to be received in future. Unbilled revenues comprise the revenue recognized in relation to efforts incurred on fixed-price and time and material contracts not billed as of the year-end. Advance income tax represents payments made towards tax liability for the years ended March 31, 2003 and 2002, and also refunds due for the previous years. The company’s liability towards income tax is fully provided for.

The details of advance income tax are given below.

	in Rs. crore

As of March 31	2003	2002

Domestic tax	156.85	80.71
Overseas tax	133.14	155.54

	289.99	236.25

The sale of banking products and other related services in India had gone up to Rs. 79.18 crore in the current year as compared to Rs. 51.12 crore in the previous year. The other income had gone up to Rs. 99.61 crore in the current year from Rs. 66.41 crore in the previous year. Also, due to the provisions of the Finance Act 2002, 10% of the profits earned by units operating under the STP scheme was taxed at the regular rates of taxation, during the year. All these contributed to significant increase in the domestic taxes.

Loans to employees are made to enable the purchase of assets by employees and to meet any emergency requirements. These increased significantly during the year, due to an increase in the number of employees availing such loans. The details of these loans are given below. in Rs. crore

	in Rs. crore

As of March 31	2003	2002

Housing loan	67.20	47.74
Soft loan	11.57	12.60
Vehicle loan	20.54	18.50
Marriage loan	2.46	1.85
Other loans	0.74	0.83

	102.51	81.52

The salary advances represent advances to employees both in India and abroad, which is recoverable within a year.

The doubtful loans and advances amounted to Rs. 0.41 crore and Rs. 0.49 crore as of March 31, 2003 and 2002 and the same had been provided in full.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are towards buildings taken on lease by the company for its software development centers and marketing offices in various cities all over the world. These include the deposits paid by the company to house its staff, which amounted to Rs. 4.23 crore for the current year as compared to Rs. 3.65 crore for the previous year.

The company’s treasury policy calls for investing surpluses with highly rated companies, banks and financial institutions for short maturities with a limit on investments in individual entities. Deposits with financial institutions and body corporate represent surplus money deployed in the form of short-term deposits. The details of such deposits are given below.

	in Rs. crore

As of March 31	2003	2002

GE Capital Services India	151.12	100.87
Housing Development Finance Corporation Limited	151.16	101.10
ICICI Bank Limited	–	52.77

	302.28	254.74

The above amounts include interest accrued but not due amounting to Rs. 2.28 crore during the year ended March 31, 2003 as compared to Rs. 2.74 crore during the previous year. Mr. Deepak M. Satwalekar, Director, is also a director of HDFC. Prof. Marti G. Subrahmanyam, Director is also a director in ICICI Bank Limited. Mr. N. R. Narayana Murthy, Chairman and Chief Mentor was a director in ICICI Limited until March 27, 2002. Except as directors in these financial institutions, these persons have no direct interest in these transactions.

9.     Current liabilities

Sundry creditors for goods represent the amount payable to vendors for the supply of goods. Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff and also the company’s liability for leave encashment valued on an actuarial basis. The details of the same are as follows.

	in Rs. crore

As of March 31	2003	2002

Accrued salaries payable	15.61	2.77
Accrued bonus and incentive payable to employees	76.98	30.71
Leave provision – as per actuarial valuation	27.47	22.99

	120.06	56.47

The accrued bonus and incentive payable to employees include an amount of Rs. 23.86 crore and Rs. 4.88 crore payable to overseas sales and consulting personnel for the current and previous years respectively. The bonus has increased due to a higher number of sales and marketing employees: from 143 as of March 31, 2002 to 280 as of March 31, 2003.

The accrued bonus and incentive payable to employees also include an amount of Rs. 22.17 crore and Rs. 0.62 crore payable to employees towards various performance rewards and incentives. This has gone up during the year due to larger part of the employees salaries being made variable in the current year as compared to the previous year and also the company achieving the targets set for crystallization of the incentives.

Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. This includes a provision of Rs. 18.46 crore and Rs. nil made towards payments to overseas subcontractors for the year ending 31 March, 2003 and 2002 respectively. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent tax withheld on benefits arising out of exercise of stock options issued under the 1998 and 1999 Employee Stock Option Plan by various employees, and also other local taxes payable in various countries on the services rendered by Infosys. All these taxes will be paid in due course. Sundry creditors for purchase of intellectual property rights represent amount payable to various vendors towards acquiring intellectual property rights for the banking product business as well as the engineering services and consulting practice.

Advances received from clients denote monies received for the delivery of future services. Unclaimed dividends represent dividend paid, but not encashed by shareholders, and are represented by a bank balance of equivalent amount.

10.     Unearned revenue

Unearned revenue as at March 31, 2003 and 2002 consists primarily of advance client billing on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. This had gone up due to the increase in the fixed priced projects executed by the company, which had increased from 31.6% of our revenues during the previous year to 36.7% during the current year.

The unearned revenues amounted to Rs. 61.85 crore and Rs. 16.90 crore in fiscal 2003 and fiscal 2002.

11.     Provisions

Provisions for taxation represent estimated income tax liabilities, both in India and abroad. The details are as follows.

	in Rs. crore

As of March 31	2003	2002

Domestic tax	133.59	71.36
Overseas tax	141.22	168.21

	274.81	239.57

The sale of banking products and other services in India has increased to Rs. 79.18 crore in the current year as compared to Rs. 51.12 crore in the previous year. The other income has increased to Rs. 99.61 crore in the current year from Rs. 66.41 crore in the previous year. Also, due to the provisions of the Finance Act 2002, 10% of the profits earned by units operating under the STP scheme were taxed at the regular rates of taxation, during the year. All these contributed to significant increase in the provisions for domestic taxes.

Tax on dividend denotes taxes payable on final dividend declared for the year ended March 31, 2003. As per the recent Finance Bill presented to the parliament by the Government of India, effective April 1, 2003, dividend tax is payable on the dividends declared by the company and are free of tax for shareholders. This resulted in the company providing an amount of Rs. 12.30 crore towards final dividend declared and payable by the company. Proposed dividend represents the final dividend recommended to the shareholders by the board of directors, and will be paid after the Annual General Meeting, upon approval by the shareholders.

The provision for post-sales client support is towards likely expenses for providing post-sales client support on fixed-price contracts.

B.     Results of operations

1.     Income

Year ended March 31	in Rs. crore

	2003	%	2002	%	Growth %

Software development services and products
Overseas	3,543.51	97.81	2,552.47	98.04	38.83
Domestic	79.18	2.19	51.12	1.96	54.89

	3,622.69	100.00	2,603.59	100.00	39.14

The company’s revenues are generated principally on fixed-time frame or time-and-material basis. Revenue from software development on fixed-price, fixed-time frame contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services is as follows.

	Year ended March 31

Revenues by project type	2003	2002

Fixed price	36.70%	31.60%
Time and material	63.30%	68.40%

	100.00%	100.00%

The company’s revenues are also segmented into onsite and offshore revenues. Onsite revenues are those services which are performed at client sites as part of software projects, while offshore services are those services which are performed at the company’s software development centers located in India. The details of software services and products are as follows.

	Year ended March 31

Revenues by location	2003	2002

Onsite	54.70%	50.80%
Offshore	45.30%	49.20%

	100.00%	100.00%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins as compared to the services performed at the company’s own facilities. Therefore, any increase in the onsite effort impacts the margins of the company. The details are as follows:

	Year ended March 31

Person-months (%)	2003	2002

Onsite	33.70%	30.70%
Offshore	66.30%	69.30%

	100.00%	100.00%

The growth in software development services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes. The details of the same are given below.

Year ended March 31	2003	2002

Income from software development services and products ($ million)
Onsite	410.41	276.72
Offshore	339.80	268.33

	750.21	545.05

Person-months
Onsite	36,769	24,173
Offshore	72,365	54,472
Billed-total	1,09,134	78,645
Non-billable	23,641	29,262
Training	7,790	4,266

Total software professionals	1,40,565	1,12,173
Support	13,739	12,179

	1,54,304	1,24,352

Increase in billed person-months
Onsite	12,596	4,748
% change	52.1%	24.4%
Offshore	17,893	16,796
% change	32.8%	44.6%
Total	30,489	21,544
% change	38.8%	37.7%

Increase in income from software development services and products ($ million)
Volume variance
Onsite	144.19	52.07
% change	52.1%	24.4%
Offshore	88.14	89.51
% change	32.8%	44.6%
Total volume variance	232.33	141.58
% change	42.6%	34.2%
Price variance
Onsite	(10.50)	11.62
% change	(3.8%)	5.5%
Offshore	(16.67)	(22.00)
% change	(6.2%)	(11.0%)
Total price variance	(27.18)	(10.38)
% change	(5.0%)	(2.5%)
Total variance
Onsite	133.69	63.69
% change	48.3%	29.9%
Offshore	71.47	67.51
% change	26.6%	33.6%
Total revenue variance	205.16	131.20
% change	37.6%	31.7%

Details of geographical and business segmentation of revenues are provided in the Risk Management Report in this annual report.

2.     Expenditure

Year ended March 31	in Rs. crore

	2003	%	2002	%	Growth %

Income from software services and products	3,622.69	100.00	2,603.59	100.00	39.14
Software development expenses	1,813.30	50.05	1,224.82	47.04	48.05
Gross profit	1,809.39	49.95	1,378.77	52.96	31.23
Selling and marketing expenses	266.98	7.37	129.79	4.99	105.70
General and administration expenses	270.37	7.47	211.35	8.12	27.93
Total operating expenses	2,350.65	64.89	1,565.96	60.15	50.11
Operating profit	1,272.04	35.11	1,037.63	39.85	22.59
Interest	–	–	–	–	–
Depreciation	188.95	5.22	160.65	6.17	17.62
Operating profit after interest and depreciation	1,083.09	29.89	876.98	33.68	23.50
Other income	99.61	2.75	66.41	2.55	49.99
Provision for investments	23.77	0.66	–	–	NA
Profit before tax and extraordinary item	1,158.93	31.98	943.39	36.23	22.85
Provision for tax	201.00	5.55	135.43	5.20	48.42
Net profit after tax	957.93	26.43	807.96	31.03	18.56

2.1   Software development expenses

Year ended March 31	in Rs. crore

	2003	%	2002	%	Growth %

Salaries and bonus including overseas staff expenses and contribution to provident and other funds	1,465.79	40.46	1,001.74	38.48	46.32
Foreign travel expenses	162.66	4.49	113.12	4.34	43.79
Consultancy charges	75.86	2.09	10.12	0.39	649.60
Cost of software packages	67.74	1.87	43.61	1.67	55.33
Communication expenses	23.94	0.66	36.11	1.39	-33.70
Other expenses	17.31	0.48	20.12	0.77	-13.97

Total software development expenses	1,813.30	50.05	1,224.82	47.04	48.05

Revenues	3,622.69	100.00	2,603.59	100.00	39.14

Employee costs consist of salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 1,40,565 for the year ending March 31, 2003 from 1,12,173 person-months during the previous year. Of this, the onsite and offshore person-months are 36,769 and 72,365 for the year ending March 31, 2003 as compared to 24,173 and 54,472 for the previous year. The non-billable and trainees person-months were 31,431 and 33,528 during the current and previous year. The company added 4,618 employees (net) during the year as compared to 907 (net) during the previous year.

The utilization rates of billable employees for the year ended March 31 are as below:

	2003	2002

Including trainees	77.60%	70.10%
Excluding trainees	82.20%	72.90%

The Foreign travel expenses, representing cost of travel abroad for software development constituted approximately 4.49% and 4.34% of total revenue for the years ended March 31, 2003 and 2002, respectively.

Consultancy charges represent the cost of sub-contractors used for software development activities. During the year, the company increasingly utilized the services of the sub-contract workers onsite to meet project requirements. The company uses these consultants mainly to meet mismatch in certain skill-sets that are required in various projects and will continue to use external consultants for some of its project work on a need basis. Cost of software packages represents the cost of software packages and tools procured for internal use by the company for enhancing the quality of its services and also for meeting the needs of software development. The cost of software packages was 1.87% and 1.67% of the revenues for the year ending March 31, 2003 and 2002, respectively. The company’s policy is to charge such purchases to the profit and loss accounts in the year of purchase.

A major part of the company’s revenue comes from offshore software development. This involves the large-scale use of satellite connectivity in order to be online with clients. The communication expenses represent approximately 0.66% and 1.39% of revenues for the years ended March 31, 2003 and 2002, respectively and have decreased due to scale of operations and cost reductions through better price negotiations with vendors.

The other expenses represented computer maintenance, staff welfare, consumables and post-sales customer support, which were 0.48% and 0.77% of revenues for the years ended March 31, 2003 and 2002, respectively.

2.2   Selling and marketing expenses

Year ended March 31	in Rs. crore

	2003	%	2002	%	Growth %

Salaries and bonus including overseas staff expenses and contribution to provident and other funds	143.07	3.95	61.26	2.35	133.55
Foreign travel expenses	45.16	1.25	18.66	0.72	142.02
Brand building	29.05	0.80	13.16	0.51	120.74
Professional charges	10.63	0.29	5.90	0.23	80.17
Commission charges	10.58	0.29	10.82	0.42	(2.22)
Other marketing expenses	28.49	0.79	19.99	0.77	42.52

Total selling and marketing expenses	266.98	7.37	129.79	4.99	105.70

Revenues	3,622.69	100.00	2,603.59	100.00	39.14

The company incurred Selling and marketing expenses at 7.37% of its revenue during fiscal 2003 as compared to 4.99% during the previous year.

Employee costs consist of salaries paid to sales and marketing employees and include the bonus payments made to sales personnel. The number of sales and marketing personnel increased from 143 as of March 31, 2002 to 280 as of March 31, 2003 while the number of marketing offices increased from 28 to 30 as of March 31, 2003. There was an increase in the employee costs due to reclassification of account managers and business support managers whose costs had been previously reported under software development expenses. Until March 31, 2002, these employees primarily performed delivery support and account management functions. They were billable resources during that period. Since the beginning of the current fiscal year, these employees have been responsible for account management and sales. This involves creating new opportunities with clients, preparation of proposals, negotiation of contracts and collection of accounts receivables. These resources are now in a support function and are no longer billable. This has resulted in an increase in employee costs of approximately Rs. 42 crore during the year.

Foreign travel expenses increased due to the increased levels of business and increase in number of marketing offices and personnel. Brand building expenses include expenses incurred for participation in various seminars and exhibitions, both in India and abroad, various sales and marketing events organized by the company, and other advertisement and sales promotional expenses. During the year, the company expanded the use of Milan, the annual multi-client conference, to Europe, apart from North America. The company also instituted the Wharton Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania. The company added 92 new customers during the year as compared to 116 during the previous year. Professional charges primarily relate to payments made to PR agencies, legal charges, translation charges, etc. Commission charges primarily consist of expenses incurred by the Banking Business Unit with regard to agents’ fees paid for sourcing business from Asian and African countries. It also includes commission paid for software service revenues derived from some of the European countries and the US. The export revenue from the banking product – FINACLE™ during the year, is Rs. 96.21 crore as compared to Rs. 52.66 crore during the previous year. Other expenses had gone up due to increased marketing activities during the year.

2.3   General and administration expenses

Year ended March 31	in Rs. crore

	2003	%	2002	%	Growth %

Salaries and bonus including overseas staff expenses and contribution to provident and other funds	59.73	1.65	48.46	1.86	23.26
Professional charges	37.99	1.05	16.23	0.62	134.07
Rent	24.51	0.68	20.11	0.77	21.88
Power and fuel	22.38	0.62	18.90	0.73	18.41
Telephone charges	21.34	0.59	11.45	0.44	86.38
Office maintenance	20.13	0.56	13.81	0.53	45.76
Travelling and conveyance	16.76	0.46	15.48	0.59	8.27
Other expenses	67.53	1.86	66.91	2.57	0.93

Total general and administration expenses	270.37	7.46	211.35	8.12	27.93

Revenues	3,622.69	100.00	2,603.59	100.00	39.14

The company incurred General and administration expenses amounting to 7.46% of its total revenue during fiscal 2003 as compared to 8.12% during the previous year.

Employee costs increased as the number of administration personnel increased from 874 as of March 31, 2002 to 1,069 as of March 31, 2003. Professional charges increased due to increased globalization of the business. These charges include fees paid for availing services such as tax consultancy, US GAAP audit, recruitment and training, and legal charges. Rent expenses increased due to additional office properties leased during the year and increases in rentals of certain properties previously taken on lease. Power and fuel, Telephone charges, Office maintenance, Travelling and conveyance, and Other expenses increased due to increased business activity.

3.     Operating profits

During the current year, the company earned an operating profit (profit before interest, depreciation and tax) of Rs. 1,272.04 crore representing 35.11% of total revenues as compared to Rs. 1,037.63 crore, representing 39.85% of total revenues during the previous year.

4.     Interest

The company continued to be debt-free during the current year.

5.     Depreciation and amortization

The company provided a sum of Rs. 188.95 crore and Rs. 160.65 crore towards depreciation and amortization for the years ended March 31, 2003 and 2002, representing 5.22% and 6.17% of total revenues. The depreciation and amortization for the years ended March 31, 2003 and 2002 include an amount of Rs. 14.25 crore and Rs. 21.17 crore, towards 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation and amortization as a percentage of average gross block is 16.92% and 20.18% for the years ended March 31, 2003 and 2002.

Depreciation charge includes an amount of Rs. 0.67 crore and Rs. 0.46 crore towards depreciation provided, in full, on assets acquired for research and development activities for the years ended March 31, 2003 and 2002, respectively.

6.     Other income

Other income includes interest received on deposits with banks and other financial institutions, exchange differences and other miscellaneous income. The average yield on the deposits earned by the company for the year ended March 31 is given below.

	in Rs. crore

	2003	2002

Average cash and cash equivalents	1,332.74	802.35
Interest received including exchange variation on FC deposits	78.05	57.88
Average yield	5.86%	7.21%

The decrease in yield is primarily due to a reduction in general interest rates in the economy.

7.     Provision for investment

Based on the review of the financial condition of the investee companies as well as their business environment, the company provided an aggregate amount of Rs. 23.77 crore towards strategic investments during this year and the details are as follows.

	in Rs. crore

	OnMobile Systems Inc.,	Workadia Inc.,	JASDIC Park	Asia Net Media
	USA	USA	Company, Japan	(BVI) Limited

Investment amount	8.96	10.32	0.75	6.85
Provision for investment	8.96	7.21	0.75	6.85
Net investments	–	3.11	–	–

During the year ended March 31, 2001, two of the investee companies, EC Cubed Inc. and Alpha Thinx Mobile Phone Services AG, filed for liquidation and the company had provided Rs. 15.29 crore towards the entire amount of those investments.

8.     Provision for tax

The company has provided for its tax liability both in India and overseas. The present Indian corporate tax rate is 36.75% (comprising a base rate of 35% and a surcharge of 5% on the base rate). Export profits are entitled to benefit under two schemes of the Government of India. Under the first scheme (Section 80HHE of the Income Tax Act), a proportion of the profits of the company attributable to export activities is deductible from the income subject to tax. Such deductions are being phased out equally over a period of five years starting fiscal 2000. Under the second scheme, the profits attributable to the operations of the company under the 100% export oriented unit scheme – Software Technology Park (STP) scheme – are entitled to a tax holiday for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2000, whichever is earlier. For the year ended March 31, 2003, approximately 95% of software revenues came from software development centers operating under the Software Technology Park scheme.

As per the provisions of the Finance Act 2002, 10% of the profits earned by units operating under the STP scheme will be taxed at the regular rates of taxation during the financial year 2002-03. However, this provision is proposed to be withdrawn effective from April 1, 2003 as per the Finance Bill of 2003. The details of the operationalization of various software development centers and the year upto which the exemption under the Software Technology Park Scheme is available, are provided below.

Location of the STP	Year of	Exemption	Exemption
	commencement	claimed from	available upto

Electronics City, Bangalore	1994-1995	1996-1997	2003-2004
Mangalore	1995-1996	1998-1999	2004-2005
Pune	1996-1997	1998-1999	2005-2006
Bhubaneswar	1996-1997	1998-1999	2005-2006
Chennai	1996-1997	1998-1999	2005-2006
Bannerghatta Road, Bangalore	1997-1998	1998-1999	2006-2007
Phase I, Electronics City, Bangalore	1998-1999	1998-1999	2007-2008
Phase II, Electronics City, Bangalore	1999-2000	1999-2000	2008-2009
Hinjewadi, Pune	1999-2000	1999-2000	2008-2009
Mysore	1999-2000	1999-2000	2008-2009
Hyderabad	1999-2000	1999-2000	2008-2009
Mohali	1999-2000	1999-2000	2008-2009
Sholinganallur, Chennai	2000-2001	2000-2001	2008-2009
Konark, Bhubaneswar	2000-2001	2000-2001	2008-2009
Mangala, Mangalore	2000-2001	2000-2001	2008-2009

\

The company has provided a sum of Rs. 1.50 crore during the year ended March 31, 2003, in respect of tax liabilities of earlier years, consequent to the finalization of the tax assessments. The additional liability has arisen due to certain disallowances in India which are contested in appeal.

The company pays taxes, in the various countries in which it operates, on the income that is sourced to those countries. The details of provision for taxes are as follows:

Year ended March 31	in Rs. crore

	2003	2002

Overseas tax	123.09	112.19
Domestic tax	89.00	31.00

	212.09	143.19
Deferred taxes	(12.59)	(7.76)
Prior year taxes	1.50	–

	201.00	(135.43)

9.     Net profit

The net profit of the company from ordinary activities amounted to Rs. 957.93 crore and Rs. 807.96 crore for the years ended March 31, 2003 and 2002. This represents 26.44% and 31.03% of total revenue. Excluding other income of Rs. 99.61 crore (2.75% of revenues) in the current year as compared to Rs. 66.41 crore (2.55% of revenues) in the previous year, the net profit would have been Rs. 858.32 crore (23.69% of revenues) in the current year as compared to Rs. 741.55 crore (28.48% of revenues) in the previous year.

10.     Liquidity

The growth of the company has been financed largely through cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. As of March 31, 2003, the company had cash and cash equivalents of Rs. 1,638.51 crore. The cash and cash equivalents increased by Rs. 611.55 crore during the year despite a spending of Rs. 219.26 crore towards creating physical and technology infrastructure. The company’s treasury policy calls for investing only in highly rated banks, financial institutions and companies for short maturities with a limit for individual entities. The company retains the money both in rupee and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches in the U.S. and other countries, and to meet project-related expenditure overseas.

The company’s policy is to pay dividend up to 20% of the after-tax profits of the company. The pay-out ratio of the company during the year ending March 31, 2003, 2002 and 2001 are 19.95%, 17.01% and 12.01% respectively.

The company’s policy is to maintain sufficient cash in the balance sheet to fund the ongoing capex requirements, the operational expenses and other strategic initiatives for the next one year and to maintain business continuity in case of exigencies.

The company’s policy is to earn a minimum return of twice the cost of capital on average capital employed and thrice the cost of capital on average invested capital. The current estimated cost of capital is 16.99%. At present, the company earns 46.91% on average capital employed and 79.86% on average invested capital. The company aims to maintain adequate cash balances to meet its strategic objectives while maintaining adequate returns on its investments.

11.     Stock option plans

11.1   1994 Employee Stock Offer Plan

The company instituted an Employee Stock Offer Plan (ESOP) in 1994 for all eligible employees. Under the plan, warrants were transferred to employees deemed eligible by the advisory board constituted for the purpose. Accordingly, 60,00,000 warrants (as adjusted for the 1:1 bonus issue in October 1997 and March 1999 and 2-for-1 stock split in February 2000) were issued by the company to the Infosys Technologies Limited Employees Welfare Trust, to be held in trust and transferred to selected employees from time to time. Warrants were issued at Rs. 0.50 each and entitled the holder thereof to apply for and be issued, one equity share of par value of Rs. 5 each at a price of Rs. 50, after a period of five years from the date of issue. The warrants and the shares to be issued were subject to a lock-in period of five years from the date of issue. The warrants expire on September 30, 1999, and are convertible before their expiration. All warrants were converted into shares.

Under the ESOP scheme, the warrant holders are entitled to convert the warrants before any bonus or rights issue. The company issued bonus shares in the ratio of 1:1 during October 1997 and March 1999. Accordingly, the warrant holders, including the Trust and the employees, were given an option to convert their warrants, and all warrants were converted into shares. They were also issued bonus shares, being holders of shares as on the record date. The company effected a stock-split (i.e. a subdivision of every equity share of par value of Rs. 10 each into two equity shares of par value of Rs. 5 each) in February 2000. The number of warrants issued and shares outstanding, after adjusting for the 2-for-1 stock split in fiscal 2000, is given below.

	Warrants subject to lock-in				Right to shares

Year ended	No. of	Warrants	Shares issued	Bonus shares	No. of	Shares
March 31	employees	transferred to	on conversion	issued on	employees	offered to
		employees	of warrants,	converted		employees
		(Net)	subject to	warrants, free		(Net)
			lock-in	from lock-in

1999	957	7,12,000	7,12,000	7,12,000	491	2,92,200
2000	–	–	–	–	13	26,000

	957	7,12,000	7,12,000	7,12,000	504	3,18,200

By January 2003, the lock-in period ended in respect of 4,45,000 shares of par value of Rs. 5 each, held by 312 employees for warrants issued in January 1998. Employees hold 7,12,000 shares of par value of Rs. 5 each subject to lock-in and 3,18,200 rights to shares of par value of Rs. 5 each, as at March 31, 2003. In excess of 1,400 employees hold shares / rights to shares as of March 31, 2003, after netting the employees who have received shares / rights to shares in several years.

Details of net warrants / rights to shares issued to employees.

	Warrants / rights to shares issued		Warrants / rights to shares forfeited

Year ended March 31	No. of	No. of	No. of	No. of
	employees	shares	employees	shares*

1995	106	2,88,200	32	75,600
1996	144	3,16,000	42	72,800
1997	193	2,49,200	49	57,800
1998	368	5,40,800	56	95,800
1999	1,750	11,56,200	302	1,52,000
2000	14	30,000	1	4,000

*	1,74,400 shares / rights to shares forfeited after the split of face value are included in the respective years.

Details of shares of par value of Rs. 5 each held by employees under the Employee Stock Offer Plan (ESOP) 1994 subject to lock-in are given in the table below.

	2003		2002

Period of lock in	No. of shares	No. of employees	No. of shares	No. of employees

1-2 years	–	–	7,22,400	966
0-1 years	7,12,000	957	4,53,400	314

Currently, 957 employees hold shares under the 1994 Stock Offer Plan. As on March 31, 2003, 504 employees hold rights to 3,18,200 shares of par value of Rs. 5 each, which are subject to a lock-in of 1-2 years. In the event of an employee leaving Infosys before the vesting period, the shares under lock-in are transferred to the Infosys Technologies Ltd. (ITL) Employees Welfare Trust. As on March 31, 2003, the ITL Employees Welfare Trust holds 3,42,000 shares of par value of Rs. 5 each.

11.2   1998 Employee Stock Option plan (1998 plan)

One of the objectives of the American Depositary Share (ADS) issue and the consequent listing on the NASDAQ stock exchange was to institute an ADS-linked stock option plan to attract the best and the brightest from across the world. The necessary resolutions authorizing the board to formulate the scheme were approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999. Accordingly, the directors had put in place an ADS-linked stock option plan termed as the “1998 Stock Option Plan”. The compensation committee of the board administers the 1998 plan. The Government of India has approved the 1998 plan, subject to a limit of 14,70,000 equity shares of par value of Rs. 5 each representing 29,40,000 ADSs to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the board. The compensation committee of the board shall determine the exercise price for the ADS-linked stock option, which will not be less than 90% of the fair market value on the date of grant.

The details of the grants made (adjusted for stock-split, as applicable) under the plan are provided below.

	Options granted			Options forfeited

Month of grant	No. of	No. of ADSs	Grant price at	No. of	No. of ADSs
	employees		market per ADS	employees

April 2002	10	33,900	$63.20	–
May	09	16,200	$63.70	22	37,951
June	22	86,400	$57.51	–
July	35	46,400	$55.05	–
August	12	41,400	$52.10	28	1,13,166
September	17	53,400	$57.25	–
October	22	57,000	$55.99	–
November	17	37,200	$73.60	31	17,894
December	29	71,900	$71.65	–
January 2003	16	33,400	$75.45	–
February	23	69,800	$64.75	38	80,737
March	11	33,200	$55.75	–	–

	223	5,80,200		119	2,49,748

During the year, 89,540 options issued under the 1998 plan were exercised and the remaining ADS options unexercised and outstanding as at March 31, 2003 were 25,03,406.

Details of the number of ADS options granted and exercised are given below.

	Granted		Exercised		Balance

Year	No. of employees	ADSs (net)	No. of employees	ADSs	ADSs

1999	29	3,81,000	32	90,700	2,90,300
2000	58	2,41,300	5	1,500	2,39,800
2001	705	8,48,774	–	–	8,48,774
2002	476	8,83,620	–	–	8,83,620
2003	223	5,80,200	120	89,540	4,90,660

		29,34,894	157	1,81,740	* 27,53,154

*	includes 2,49,748 options forfeited

11.3   1999 Employee Stock Option Plan (1999 plan)

The shareholders approved the 1999 plan in June 1999. The 1999 plan provides for the issue of 66,00,000 equity shares to employees, adjusted for the stock split. The 1999 plan is administered by a compensation committee of the board comprising of five members, all of whom are independent directors on the board of directors. Under the 1999 plan, options were issued to employees at an exercise price not less than the fair market value. Fair market value means the closing price of the company’s shares on the stock exchange where there is the highest trading volume on the date of grant and if the shares are not traded on that day, the closing price on the next trading day. Under the 1999 plan, options may also be granted to employees at exercise prices that are less than the fair market value only if specifically approved by the members of the company in a general meeting.

The details of the grants made (adjusted for stock-split, as applicable) under the plan are provided below.

	Options granted			Options forfeited

Month of grant	No. of	No. of options	Grant price	No. of	No. of options
	employees		Rs.	employees

April 2002	40	17,000	3,600.10	–
May	44	16,050	3,830.15	300	50,727
June	142	33,650	3,390.15	–
July	558	74,300	3,391.10	–
July	1	2000	3,333.65	415	56,542
August	561	89,150	3,159.45	–
September	662	1,06,600	3,570.50	–
October	196	49,300	3,477.20	–
November	120	40,450	4,120.10	349	50,692
December	176	49,550	4,828.25	–
January 2003	86	28,000	4,798.40	–
February	281	71,850	4,305.35	339	54,355
March	141	38,950	4,038.05	–

	3,008	6,16,850		1,403	2,12,316

During the year, 12,178 options issued under the 1999 plan were exercised and the remaining options unexercised and outstanding as at March 31, 2003 were 50,61,171.

Details of number of options issued under the 1999 plan are given below.

	Granted		Exercised		Balance

Year	No. of employees	No. of shares (net)	No. of employees	No. of shares	No. of shares

2000	1,124	9,12,800	22	1,230	9,11,570
2001	8,206	17,55,700	–	–	17,55,700
2002	5,862	20,01,545	–	–	20,01,545
2003	3,008	6,16,850	296	12,178	6,04,672

		52,86,895		13,408	* 52,73,487

*	includes 2,12,316 options forfeited.

The total number of employees offered stock options under 1998 and 1999 plans during 2002-03 is 3231.

11.4   Employee stock compensation under SFAS 123

Statement of Financial Accounting Standards 123, Accounting for Stock Based Compensation under US GAAP, requires the proforma disclosure of the impact of the fair value method of accounting for employee stock valuation in the financial statements. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Applying the fair value based method defined in SFAS 123, the impact on the reported net profit and basic earnings per share would be as follows.

		in Rs. crore

Year ended March 31		2003	2002

Net profit:	As reported	957.93	807.96
	Adjusted proforma	679.22	524.87
Basic earnings per share:	As reported	144.68	122.12
	Adjusted proforma	102.58	79.33

11.5   Employee stock option plan under SEBI guidelines

The Securities and Exchange Board of India (SEBI) had earlier issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 which is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the option over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

The company’s 1994 stock option plan was established prior to SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would be as follows.

		in Rs. crore

Year ended March 31		2003	2002

Net profit:	As reported	957.93	807.96
	Adjusted proforma	934.76	784.18
Basic earnings per share:	As reported	144.68	122.12
	Adjusted proforma	141.18	118.52

12.     Reconciliation of Indian and US GAAP financial statements

There are differences between the US GAAP and the Indian GAAP financial statements. The material differences arise due to the provision for deferred taxes and provision for deferred compensation due to the issue of stock options to employees. The reconciliation of profits as per the Indian and the US GAAP financial statements is given below.

		in Rs. crore

Year ended March 31		2003	2002

Net profit as per Indian GAAP		957.93	807.96
Less:	Amortization of deferred stock compensation expense	(23.20)	(23.92)
	Deferred income taxes	(0.90)	–
	Profit / (loss) from Progeon Limited	(3.10)	–
Add:	Deferred taxes	–	1.78
	Gains on forward foreign exchange contracts	2.40	–
	Net provisions for investments	9.10	–

Consolidated net income as per the US GAAP financial statements		942.23	785.82

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, deferred stock compensation being the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock on the grant date. In compliance with this requirement, Infosys has charged to revenue under US GAAP an amount of Rs. 23.20 crore and Rs. 23.92 crore for the year ended March 31, 2003 and 2002 respectively, as deferred stock compensation.

Deferred income taxes

US GAAP mandates that the tax element arising on timing differences in amortizing various assets and liabilities as per tax books and financial statements be accounted as deferred taxation and appropriate treatment be made in the income statement. There was no such requirement under Indian GAAP until March 31, 2001. However, effective April 1, 2001, the standard on accounting for taxes on income has become mandatory in India and, hence, deferred taxes have been accounted under Indian GAAP also. The difference in deferred tax provision under Indian GAAP and US GAAP during the current year basically arises due to the accounting for gains on foreign exchange contracts.

Progeon Limited

The company established Progeon Limited as a majority owned and controlled subsidiary on April 3, 2002, to provide business process management and transitioning services. Progeon incurred a loss of Rs. 3.10 crore for the year ending March 31, 2003. Under US GAAP, the results of operations of Progeon was presented on a consolidated basis.

Gains on forward foreign exchange contracts

The company had booked forward foreign exchange contracts to hedge its net export proceeds. Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under the US GAAP, the same is marked-to-market as on the reporting date and the resultant gain / loss is recognized immediately in the income statement.

Net provision for investments

Under Indian GAAP, recognition of unrealized gains on intellectual property rights is permitted. Consequently, an amount of Rs. 9.10 crore was recognized during the year ended March 31, 2001. Provision has been made for this investment under Indian GAAP during the current year due to adverse market conditions. US GAAP does not allow accounting for such non-cash transactions.

13.     Related party transactions

These have been discussed in detail in the notes to the Indian GAAP financial statements.

C.     Outlook: issues and risks

These have been discussed in detail in the Risk Management Report in this Annual Report.

Auditors’ report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company), as at March 31, 2003 and also the Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor’s Report) Order, 1988 issued by the Central Government of India in terms of section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(i)	we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(ii)	in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

(iii)	the Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

(iv)	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(v)	on the basis of written representations received from the directors, as on March 31, 2003, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2003 from being appointed as a director in terms of Section 274 (1) (g) of the Companies Act, 1956;

(vi)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

a.	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003;

b.	in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

c.	in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

for Bharat S. Raut & Co. Chartered Accountants

Bangalore April 10, 2003	S. Balasubrahmanyam Partner

Annexure to the auditors’ report

The Annexure referred to in the auditors’ report to the members of Infosys Technologies Limited (the Company) for the year ended March 31, 2003. We report that:

The matters contained in sub paragraph 4(A) (xx), 4(B)(ii), 4(C) and 4(D) of the Manufacturing and Other Companies (Auditor’s Report) Order, 1988, are not applicable to the Company.

Internal controls

1.	In our opinion and according to the information and explanations given to us, having regard to the explanations that certain items purchased are of a special nature in respect of which suitable alternative sources do not exist for obtaining comparative quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business, for the purchase of computer hardware and software, consumables, plant and machinery, equipment and other assets. The activities of the Company do not involve the sale of goods.

2.	In our opinion and according to the information and explanations given to us, in respect of the service activities, the Company, commensurate with the size and the nature of its business, has a reasonable system of:

•	allocating man-hours utilised to each project; and

•	authorisation at proper levels and control over the allocation of labour costs to relative projects.

3.	In our opinion, the Company has an internal audit system, commensurate with its size and the nature of its business.

Fixed assets

4.	The Company has maintained proper records of fixed assets showing full particulars, including quantitative details and location. The Company has a regular programme of physical verification of its fixed assets which, in our opinion, is reasonable, having regard to the size of the Company and the nature of its assets. In accordance with this programme certain fixed assets were physically verified by Management during the year and no material discrepancies were identified on such verification.

5.	None of the fixed assets were revalued during the year.

Inventories

6.	The Company has not maintained any inventories during the year and consequently, paragraphs 4(A)(iii) to 4(A)(vi), 4(A)(xii), 4(A)(xiv) and 4(A)(xvi) of the Manufacturing and Other Companies (Auditor’s Report) Order, 1988, are not applicable in relation to its activities.

Loans and advances

7.	The parties to whom loans or advances in the nature of loans were given by the Company are regular in repaying the principal amounts as stipulated and interest where applicable.

8.	The Company has not taken any loans, secured or unsecured, from companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interests of the Company.

9.	The Company has not granted any loans, secured or unsecured, to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interests of the Company.

Transactions with parties under Section 301 of the Companies Act, 1956

10.	In our opinion, and according to the information and explanations given to us, the transactions for the purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 as aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials, or services or the prices at which transactions for similar goods or services have been made with other parties.

Fixed deposits

11.	The Company has not accepted any deposits from the public and consequently the provisions of Section 58A of the Companies Act, 1956, and the rules framed thereunder are not applicable.

Staff welfare

12.	Provident Fund dues were regularly deposited during the year with the appropriate authorities. The provisions of the Employees’ State Insurance Act, 1948 are not applicable to the Company.

13.	On the basis of the examination of the books of account carried out by us in accordance with generally accepted auditing practices and according to the information and explanations given to us, no personal expenses of employees or directors were charged to the profit and loss account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

Taxation

14.	According to the information and explanations given to us, there are no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty that were outstanding as at March 31, 2003 for a period of more than six months from the dates that they became payable.

for Bharat S. Raut & Co. Chartered Accountants

Bangalore April 10, 2003	S. Balasubrahmanyam Partner

Balance Sheet as at March 31,

		in Rs. crore

	Schedules	2003	2002

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	33.12	33.09
Reserves and surplus	2	2,827.53	2,047.22

		2,860.65	2,080.31

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		1,273.31	960.60
Less: Depreciation and amortization		577.15	393.03

Net book value		696.16	567.57
Add: Capital work-in-progress		76.56	150.67

		772.72	718.24
INVESTMENTS	4	33.20	44.44
DEFERRED TAX ASSETS	5	36.81	24.22
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	512.14	336.73
Cash and bank balances	7	1,336.23	772.22
Loans and advances	8	872.78	643.87

		2,721.15	1,752.82
Less: Current liabilities	9	315.25	126.11
Provisions	10	387.98	333.30

NET CURRENT ASSETS		2,017.92	1,293.41

		2,860.65	2,080.31

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	16

The schedules referred to above and the notes thereon form an integral part of the balance sheet.

This is the balance sheet referred to in our report of even date.

for Bharat S. Raut & Co. Chartered Accountants

S. Balasubrahmanyam Partner	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance

Bangalore April 10, 2003

Profit and Loss Account for the year ended March 31,

			in Rs. crore

	Schedules	2003	2002

INCOME
Software services and products
Overseas		3,543.51	2,552.47
Domestic		79.18	51.12

		3,622.69	2,603.59
SOFTWARE DEVELOPMENT EXPENSES	11	1,813.30	1,224.82

GROSS PROFIT		1,809.39	1,378.77
SELLING AND MARKETING EXPENSES	12	266.98	129.79
GENERAL AND ADMINISTRATION EXPENSES	13	270.37	211.35

		537.35	341.14
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		1,272.04	1,037.63
Interest		–	–
Depreciation and amortization		188.95	160.65

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		1,083.09	876.98
Other income	14	99.61	66.41
Provision for investments		23.77	–

PROFIT BEFORE TAX		1,158.93	943.39
Provision for taxation	15	201.00	135.43

NET PROFIT AFTER TAX		957.93	807.96

AMOUNT AVAILABLE FOR APPROPRIATION		957.93	807.96

DIVIDEND
Interim		82.76	49.63
Final (proposed)		96.05	82.73
Dividend Tax		12.30	5.06
Amount transferred – general reserve		766.82	670.54

		957.93	807.96

EARNINGS PER SHARE
(equity shares, par value Rs.5/- each)
Basic		144.68	122.12
Diluted		143.37	121.37
Number of shares used in computing earnings per share
Basic		6,62,11,068	6,61,62,274
Diluted		6,68,16,821	6,65,67,575

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	16

The schedules referred to above and the notes thereon form an integral part of the profit and loss account.

This is the profit and loss account referred to in our report of even date.

for Bharat S. Raut & Co. Chartered Accountants

S. Balasubrahmanyam Partner	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President — Finance

Bangalore April 10, 2003

Schedules to the Balance Sheet as at March 31,

			in Rs. crore

		2003	2002

1.	SHARE CAPITAL
	AUTHORIZED
	Equity shares, Rs.5/- (Rs.5/-) par value
	10,00,00,000 (10,00,00,000) equity shares	50.00	50.00

	ISSUED, SUBSCRIBED AND PAID UP
	Equity shares, Rs.5/- (Rs.5/-) par value*
	6,62,43,078 (6,61,86,130) equity shares fully paid up	33.12	33.09
	[Of the above, 5,78,88,200 (5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

		33.12	33.09

	Forfeited shares amounted to Rs.1,500/- (Rs.1,500/-)
	* for details of options in respect of the above shares, refer to note 16.2.14
2.	RESERVES AND SURPLUS
	Capital reserve	5.94	5.94

	Share premium account as at April 1	325.34	320.75
	Add : Received during the year on conversion of stock options issued to employees	13.49	4.59

		338.83	325.34

	General reserve as at April 1	1,715.94	1,029.87
	Add : Cumulative effect on recognition of deferred tax assets*	–	15.53
	Transfer from the Profit and Loss Account	766.82	670.54

		2,482.76	1,715.94

		2,827.53	2,047.22

     *     for details with respect to the above, refer to Note 16.2.16

3.	FIXED ASSETS

Particulars	Original cost				Depreciation and amortization				Net book value

	Cost as at	Additions	Deletions	Cost as at	As at		Deductions	As at	As at	As at
	April 1,	during the	during the	March 31,	April 1,	For the	during the	March 31,	March 31,	March 31,
	2002	year	year	2003	2002	year	year	2003	2003	2002

Land - free-hold*	15.86	0.02	–	15.88	–	–	–	–	15.88	15.86
- lease-hold	27.84	3.56	–	31.40	–	–	–	–	31.40	27.84
Buildings*	285.33	100.20	–	385.53	27.89	23.22	–	51.11	334.42	257.44
Plant and machinery*	183.87	44.40	0.95	227.32	77.84	36.59	0.77	113.66	113.66	106.03
Computer equipment	287.89	76.11	2.27	361.73	216.63	84.13	2.25	298.51	63.22	71.26
Furniture and fixtures*	159.46	51.44	1.93	208.97	70.51	33.57	1.81	102.27	106.70	88.95
Vehicles	0.35	–	–	0.35	0.16	0.06	–	0.22	0.13	0.19
Intangible assets
Intellectual property rights	–	42.13	–	42.13	–	11.38	–	11.38	30.75	–

	960.60	317.86	5.15	1,273.31	393.03	188.95	4.83	577.15	696.16	567.57

Previous year	631.14	342.72	13.26	960.60	244.13	160.65	11.75	393.03

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

*     Includes certain assets provided on operating lease to Progeon Limited, a subsidiary under the same management. Please refer to Note 16.2.7 for details.

Schedules to the Balance Sheet as at March 31,

		in Rs. crore

		2003	2002

4.	INVESTMENTS
	Trade (unquoted) – at cost, long-term investments
	Yantra Corporation, USA,
	20,00,000 (20,00,000) common stock at US$0.20 each, fully paid, par value US$0.01 each	1.42	1.42
	1 (1) fully paid warrant to purchase 55,00,000 common stock, at US$0.19 each, exercise price of US$0.01 each	3.91	3.91
	6,36,363 (6,36,363) Series A convertible preferred stock, at US$0.75 each, fully paid, par value US$0.01 each	1.73	1.73
	EC Cubed Inc., USA
	Nil (13,00,108) Series D convertible preferred stock at US$2.3075 each, fully paid, par value US$0.0001 each	–	13.08
	Alpha Thinx Mobile Phone Services AG, Austria
	27,790 (27,790) bearer shares at €20 each, fully paid, par value €1 each	2.21	2.21
	JASDIC Park Company, Japan
	480 (480) common stock at ¥ 50,000 each, fully paid, par value ¥ 50,000 each	0.75	0.75
	Asia Net Media (BVI) Ltd., the British Virgin Islands
	3,00,00,000 (3,00,00,000) ordinary shares at US$0.05 each, fully paid, par value US$0.01 each	6.85	6.85
	OnMobile Systems Inc. (formerly Onscan Inc.), USA
	1,00,000 (1,00,000) common stock at US$0.4348 each, fully paid, par value US$0.001 each	0.20	0.20
	1,00,000 (1,00,000) Series A voting convertible preferred stock at US$0.4348 each, fully paid, par value US$0.001 each	0.20	0.20
	44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$0.4348 each, fully paid, par value US$0.001 each	8.55	8.55
	Workadia Inc. USA
	22,00,000 (22,00,000) Series B convertible preferred stock at US$1.00 each, fully paid, par value US$0.0002 each (adjusted for stock splits)	10.32	10.32
	Software Services Support Education Center Limited
	1 (1) equity share of Rs.10/- each, fully paid, par value Rs.10/-	–	–
	The Saraswat Co-operative Bank Limited, India
	1,035 (1,035) equity shares of Rs.10/- each, fully paid, par value Rs.10/-	–	–

		36.14	49.22
	Less: Provision for investments	33.03	22.35

		3.11	26.87
	CiDRA Corporation, USA
	33,333 (33,333) Series D convertible preferred stock at US$90 each, fully paid, par value US$0.01 each	13.40	13.40
	M-Commerce Ventures Pte Ltd, Singapore
	Units in the company, each unit representing 1 ordinary share of Singapore $1 each, fully paid, par value Singapore $1 and 9 redeemable preferred shares of Singapore $1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock 80 (70) ordinary shares	–	–
	720 (630) redeemable preference shares	2.11	1.84
	Progeon Ltd., India,
	a subsidiary company, under the same management 1,22,49,993 (nil) equity shares of Rs.10/- each, fully paid, par value Rs.10/- each	12.25	–
	Stratify Inc. (formerly PurpleYogi Inc.), USA
	2,76,243 (2,76,243) Series D convertible preferred stock at US$1.81 each fully paid, par value US$0.001 each	2.33	2.33

		33.20	44.44

	Aggregate of unquoted investments – carrying value / cost	33.20	44.44
5.	DEFERRED TAX ASSETS
	Fixed assets	22.43	14.59
	Investments	12.10	5.85
	Sundry Debtors	2.28	3.78

		36.81	24.22

Schedules to the Balance Sheet as at March 31,

		in Rs. crore

		2003	2002

6.	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	14.09	7.35
	Other debts
	Unsecured
	considered good*	512.14	336.73
	considered doubtful	0.22	11.88

		526.45	355.96
	Less: Provision for doubtful debts	14.31	19.23

		512.14	336.73

	*Includes due from Progeon Limited, a subsidiary company	–	–
7.	CASH AND BANK BALANCES
	Cash on hand	0.01	0.03
	Balances with scheduled banks
	in current accounts*	50.76	22.75
	in deposit accounts in Indian rupees	1,129.53	551.62
	in deposit accounts in foreign currency	–	147.41
	Balances with non-scheduled banks**
	in current accounts	155.93	50.41

		1,336.23	772.22

	* includes balance in unclaimed dividend account	1.60	1.12
	**refer to Note 16.2.17 for details of balances in the non-scheduled banks
8.	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	prepaid expenses	18.38	11.20
	advances paid for supply of goods and rendering of services	1.77	1.22
	others	3.28	2.17

		23.43	14.59
	Advance to subsidiary company under the same management	–	–
	Unbilled revenues	91.64	17.74
	Advance income tax	289.99	236.25
	Loans and advances to employees *
	housing and other loans	102.51	81.52
	salary advances	33.93	19.91
	Electricity and other deposits	13.37	6.26
	Rental deposits	13.57	10.14
	Deposits with financial institutions and body corporate	302.28	254.74
	Other Assets	2.06	2.72

		872.78	643.87
	Unsecured, considered doubtful
	Loans and advances to employees	0.41	0.49

		873.19	644.36
	Less: Provision for doubtful loans and advances to employees	0.41	0.49

		872.78	643.87

	* includes dues by non-director officers of the company	0.06	0.08
	Maximum amounts due
	– by non-director officers at any time during the year	0.08	0.12
	– from Progeon Limited, subsidiary company under the same management	–	–

Schedules to the Balance Sheet and Profit and Loss Account as at March 31,

			in Rs. crore

		2003	2002

9.	CURRENT LIABILITIES
	Sundry creditors
	for goods	1.17	–
	for accrued salaries and benefits
	salaries	15.61	2.77
	bonus and incentives	76.98	30.71
	leave provisions	27.47	22.99
	for other liabilities
	provision for expenses	56.11	16.38
	retention monies	5.33	9.36
	withholding and other taxes payable	23.30	12.76
	due to subsidiary company	–	–
	for purchase of intellectual property rights	24.80	–
	others	5.78	2.31

		236.55	97.28
	Advances received from clients	15.25	10.81
	Unearned revenue	61.85	16.90
	Unclaimed dividend	1.60	1.12

		315.25	126.11

10.	PROVISIONS
	Proposed dividend	96.05	82.73
	Provision for tax on dividend	12.30	–
	income taxes	274.81	239.57
	post-sales client support	4.82	11.00

		387.98	333.30

11.	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,433.85	976.11
	Staff welfare	7.91	6.14
	Contribution to provident and other funds	31.94	25.63
	Foreign travel expenses	162.66	113.12
	Consumables	6.25	3.22
	Cost of software packages for
	own use	54.75	34.44
	service delivery to clients	12.99	9.17
	Provision for post-sales client support	(6.18)	3.65
	Computer maintenance	9.33	7.11
	Communication expenses	23.94	36.11
	Consultancy charges	75.86	10.12

		1,813.30	1,224.82

12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	141.73	61.04
	Staff welfare	0.62	0.27
	Contribution to provident and other funds	1.34	0.22
	Foreign travel expenses	45.16	18.66
	Consumables	0.21	0.02
	Cost of software packages for own use	0.21	0.58
	Computer maintenance	0.01	–
	Communication expenses	0.50	0.38
	Traveling and conveyance	1.19	3.14
	Rent	4.79	4.30
	Telephone charges	5.35	3.26
	Professional charges	10.63	5.90
	Printing and stationery	1.43	1.55
	Advertisements	1.04	0.31
	Brand building	29.05	13.16
	Office maintenance	2.72	0.31
	Repairs to plant and machinery	0.02	0.01
	Power and fuel	0.22	0.06
	Insurance charges	0.20	–
	Rates and taxes	0.27	0.33
	Bank charges and commission	0.09	0.03
	Commission charges	10.58	10.82
	Marketing expenses	6.72	4.67
	Sales promotion expenses	0.46	0.44
	Other miscellaneous expenses	2.44	0.33

		266.98	129.79

Schedules to the Profit and Loss Account as at March 31,

			in Rs. crore

		2003	2002

13.	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	56.24	45.48
	Contribution to provident and other funds	3.49	2.98
	Foreign travel expenses	7.78	4.81
	Traveling and conveyance	16.76	15.48
	Rent	24.51	20.11
	Telephone charges	21.34	11.45
	Professional charges	37.99	16.23
	Printing and stationery	4.80	4.75
	Advertisements	5.15	2.78
	Office maintenance	20.13	13.81
	Repairs to building	7.27	8.50
	Repairs to plant and machinery	4.75	2.48
	Power and fuel	22.38	18.90
	Insurance charges	9.83	5.34
	Rates and taxes	5.14	3.93
	Donations	6.09	5.12
	Auditor’s remuneration
	audit fees	0.27	0.21
	certification charges	0.03	0.02
	out-of-pocket expenses	0.02	0.02
	Provision for bad and doubtful debts	0.73	13.09
	Provision for doubtful loans and advances	(0.07)	0.42
	Bank charges and commission	0.66	0.68
	Commission to non-whole time directors	1.12	0.98
	Postage and courier	3.99	3.23
	Books and periodicals	1.42	1.14
	Research grants	–	0.75
	Freight charges	0.58	0.52
	Professional membership and seminar participation fees	3.55	2.20
	Other miscellaneous expenses	4.42	5.94

		270.37	211.35

14.	OTHER INCOME
	Interest received on deposits with banks and others*	78.05	51.24
	Miscellaneous income	3.89	1.91
	Exchange differences	17.67	13.26

		99.61	66.41

	*Tax deducted at source	14.69	8.28
15.	PROVISION FOR TAXATION
	Current year
	Income taxes	212.09	143.19
	Deferred taxes	(12.59)	(7.76)

		199.50	135.43
	Prior years	1.50	–

		201.00	135.43

Schedules to the financial statements for the year ended March 31, 2003

16. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (“Infosys”) along with its majority owned and controlled subsidiary, Progeon Limited (“Progeon”), is a leading global technology and services organization engaged in delivering a comprehensive range of end-to-end solutions to customers. Infosys provides solutions across the entire software and process life-cycles including design, development, implementation, maintenance and management using its Global Delivery Model. Infosys offers the following services: consulting, software development, software re-engineering, systems integration, package evaluation and implementation, software maintenance, and business process management services (“BPM”). Infosys also provides proprietary software products for the banking industry.

16.1 Significant accounting policies

16.1.1 Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and the provisions of the Companies Act, 1956. These accounting policies have been consistently applied, except for applicable recently issued accounting standards made mandatory by the ICAI, effective the current fiscal year, that were adopted by the company, as described below.

Effective the current fiscal year, the company has voluntarily adopted the applicable accounting standard on intangible assets, which is mandatory effective the year commencing April 1, 2003. Management has also evaluated the effect of the other recently issued accounting standards such as discontinuing operations, reporting of interests in joint ventures and impairment of assets (although all these accounting standards are not mandatory for the fiscal year ending 2003). These accounting standards do not have a material impact on the financial statements of the company.

16.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Infosys’ management (“Management”) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

16.1.3 Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

16.1.4 Expenditure

The cost of software purchased for use in the software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed on the basis of the lease rentals, payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities. Provisions for any estimated losses on incomplete contracts are recorded in the period in which such losses become probable, based on current contract estimates. Leave encashment liability is provided on the basis of an actuarial valuation.

16.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding, or advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use before the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

16.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis as per the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-5 years

16.1.7 Retirement benefits to employees

16.1.7a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, the company fully contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

16.1.7b Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions.

16.1.7c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary.

Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to a Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

16.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

16.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

16.1.10 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.

16.1.11 Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

16.1.12 Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.

Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment. Any dividends are recorded as income in the profit and loss account.

16.2 Notes on accounts

Pursuant to an application by the Management, the Department of Company Affairs in their letter of January 23, 2002 granted the company approval to present the financial statements in Rupees crore. Accordingly, all amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous year’s figures have been regrouped / reclassified, wherever necessary, to conform to the current year’s presentation.

16.2.1 Capital commitments and contingent liabilities

As at March 31,

	2003		2002

Estimated amount of unexecuted capital contracts
(net of advances and deposits)	$	Rs.86.49	$	Rs.63.53
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	$	Rs.7.99	$	Rs.16.27
Claims against the company, not acknowledged as debts	$	Rs.15.17	$	Rs.3.77
Forward contracts
Outstanding
In US$	US$	88,000,000	US$	2,000,000
(Equivalent approximate in Rs. crore)	$	(Rs.425.87)	$	(Rs.9.76)
Unamortized income	$	Rs.2.46	$	Rs.0.05

Other matters

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. The lawsuit filed by Ms. Reka Maximowitch against the company and its former director, Mr. Phaneesh Murthy, is in the early stages of discovery. A September 2003 trial date has been set. An unfavorable resolution could adversely impact Infosys’ results of operations or financial condition. Except for this instance, legal actions, when ultimately concluded and determined, will not, in the opinion of the Management, have a material effect on the results of operations or the financial position of the company.

16.2.2 Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

	Year ended

	March 31, 2003	March 31, 2002

Salaries and bonus including overseas staff expenses	1,631.82	1,082.63
Staff welfare	8.53	6.41
Contribution to provident and other funds	36.77	28.83
Foreign travel expenses	215.60	136.59
Consumables	6.46	3.24
Cost of software packages for-own use	54.96	35.02
Cost of software packages for service delivery to clients	12.99	9.17
Computer maintenance	9.34	7.11
Communication expenses	24.44	36.49
Consultancy charges	75.86	10.12
Provision for post-sales client support	(6.18)	3.65
Traveling and conveyance	17.95	18.62
Rent	29.30	24.41
Telephone charges	26.69	14.71
Professional charges	48.62	22.13
Printing and stationery	6.23	6.30
Advertisements	6.19	3.09
Office maintenance	22.85	14.12
Repairs to building	7.27	8.50
Repairs to plant and machinery	4.77	2.49
Power and fuel	22.60	18.96
Brand building	29.05	13.16
Insurance charges	10.03	5.34
Rates and taxes	5.41	4.26
Commission charges	10.58	10.82
Donations	6.09	5.12

16.2.2 Aggregate expenses (contd.)

	Year ended

	March 31, 2003	March 31, 2002

Auditor’s remuneration
audit fees	0.27	0.21
certification charges	0.03	0.02
out-of-pocket expenses	0.02	0.02
Provision for bad and doubtful debts	0.73	13.09
Provision for doubtful loans and advances	(0.07)	0.42
Bank charges and commission	0.75	0.71
Commission to non-whole time directors	1.12	0.98
Postage and courier	3.99	3.23
Books and periodicals	1.42	1.14
Research grants	–	0.75
Freight charges	0.58	0.52
Professional membership and seminar participation fees	3.55	2.20
Marketing expenses	6.72	4.67
Sales promotion expenses	0.46	0.44
Other miscellaneous expenses	6.86	6.27

	2,350.65	1,565.96

16.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

16.2.4 Imports (valued on the cost, insurance and freight basis)

	Year ended

	March 31, 2003	March 31, 2002

Capital goods	53.58	41.66
Software packages	4.87	7.08

16.2.5 Activity in foreign currency

	Year ended

	March 31, 2003	March 31, 2002

Earnings in foreign currency (on the receipts basis)
Income from software services and products	3,375.82	2,490.91
Interest received on deposits with banks	2.05	4.59
Expenditure in foreign currency (on the payments basis)
Travel expenses	141.87	101.21
Professional charges	33.27	14.31
Other expenditure incurred overseas for software development	1,360.26	907.89
Net earnings in foreign currency (on the receipts and payments bases)
Net earnings in foreign exchange	1,842.47	1,472.09

16.2.6 Fixed assets

Profit / loss on disposal of fixed assets

	Year ended

	March 31, 2003	March 31, 2002

Profit on sale of fixed assets	0.26	0.86
Loss on sale of fixed assets	(0.25)	(0.77)
Profit / (loss) on sale of fixed assets, net	0.01	0.09

Depreciation charged to the profit and loss account relating to assets individually costing less than Rs. 5,000/- each

	Year ended

	March 31, 2003	March 31, 2002

Charged during the year	14.25	21.17

16.2.7 Obligations on long-term, non-cancelable operating leases

The lease rentals charged amounted to Rs. 29.30 crore and Rs. 19.78 crore for the years ended March 31, 2003 and 2002 respectively. The maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

Lease obligations	As at
	March 31, 2003	March 31, 2002

Within one year of the balance sheet date	17.93	16.95
Due in a period between one year and five years	36.00	46.90
Due after five years	7.00	7.20

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relate to rented overseas premises.

Lease rental commitments on a contract with Progeon, as at March 31, 2003, due to Infosys within one year of the balance sheet, date amounted to Rs. 4.05, and due in the period between one year and five years amounted to Rs. 6.14. The lease for premises extends for a maximum period of three years from quarter ended June 30, 2002 (the period of inception).

Fixed assets stated below have been provided on operating lease to Progeon, which is under the same management, as at March 31, 2003.

	Cost	Accumulated depreciation	Net book value

Building	10.21	0.62	9.59
Plant and machinery	2.94	0.70	2.24
Computers	0.85	0.49	0.36
Furniture & fixtures	2.64	0.88	1.76

	16.64	2.69	13.95

The aggregate depreciation charged on the above year ended March 31, 2003 amounted to Rs. 2.69. The rental income from Progeon for the year ended March 31, 2003 amounted to Rs. 1.95.

16.2.8 Related party transactions

The company entered into related party transactions during the year ended March 31, 2002 with Yantra Corporation, USA, the subsidiary of the company until February 27, 2002, and key management personnel.

The transactions with Yantra Corporation comprise sales of Rs. 4.43 during the period from April 1, 2001 until February 27, 2002. The outstanding dues from Yantra Corporation as at March 31, 2003 were Rs. 0.07. Such dues as at March 31, 2002 were Rs. 0.34.

The company entered into related party transactions during the period ended March 31, 2003 with Progeon, the subsidiary company, under the same management. The transactions are set out below.

Year ended
March 31, 2003

Capital transactions:
Financing transactions – amount paid to Progeon for issue of 1,22,49,993 fully paid equity shares of Rs.10/- each at par	12.25

Revenue transactions:
Purchase of services	2.07

Sale of services:
Business consulting services	3.56
Shared services including facilities and personnel	9.61

During the year ended March 31, 2003 an amount of Rs. 5.53 has been donated to Infosys Foundation, a not-for-profit trust, in which certain directors of the company are trustees. Donation to the foundation for the year ended March 31, 2002 was Rs. 3.75.

16.2.9 Transactions with key management personnel

Managerial remuneration for non-wholetime directors:

	Year ended
	March 31, 2003	March 31, 2002

Commission	1.12	0.98
Sitting fees	0.05	0.04
Reimbursement of expenses	0.43	0.27

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole time directors:

	Year ended
	March 31, 2003	March 31, 2002

Net Profit after tax from ordinary activities	957.93	807.96
Add:
1. Whole-time directors remuneration	6.07	3.29
2. Directors sitting fees	0.05	0.04
3. Commission to non-whole time directors	1.12	0.98
4. Provision for bad and doubtful debts	0.73	13.09
5. Provision for bad loans and advances	(0.07)	0.42
6. Provision on investments	23.77	–
7. Depreciation as per the books of account	188.95	160.65
8. Provision for taxation	201.00	135.43

	1,379.55	1,121.86
Less:
Depreciation as envisaged under section 350 of the Companies Act*	188.95	160.65

Net Profit on which commission is payable	1,190.60	961.21

Commission payable to non-whole time directors:
Maximum allowed per Companies Act, 1956 at 1%	11.91	9.61
Maximum as approved by the shareholders (0.5%)	5.96	4.80
Commission approved by the Board	1.12	0.98

*     The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum rates prescribed by Schedule XIV.

Our policy in determining our executive officers for reporting purposes has traditionally been to include all statutory officers and all members of our Management Council. As of April, 2002 in line with our growth and strategic objectives, we divided our Management Council into two levels comprising of senior executives and all other members. In accordance with this policy, our directors and executive officers, which include only senior members of our Management Council, are our key management personnel.

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2003 and the year ended March 31, 2002, are set out below.

Particulars of remuneration and other benefits provided to key management personnel:

Year ended March 31, 2003 and March 31, 2002

Name	Salary	Contribution	Perquisites	Total
		to provident	and incentives	remuneration
		and other funds

Chairman and Chief Mentor:
N. R. Narayana Murthy	0.08	0.03	0.08	0.19
	0.08	0.03	0.10	0.21
Chief Executive officer, President and Managing Director:
Nandan M. Nilekani	0.08	0.03	0.08	0.19
	0.08	0.03	0.09	0.20
Chief Operating Officer and Deputy Managing Director:
S. Gopalakrishnan	0.08	0.03	0.08	0.19
	0.08	0.03	0.09	0.20
Wholetime Directors:
K. Dinesh	0.08	0.03	0.08	0.19
	0.08	0.03	0.10	0.21
S. D. Shibulal	1.10	0.00	0.15	1.25
	0.08	0.03	0.08	0.19
T. V. Mohandas Pai	0.10	0.03	0.05	0.18
	0.10	0.03	0.07	0.20
Phaneesh Murthy	1.00	–	2.73	3.73
	1.43	–	0.48	1.91
Srinath Batni	0.09	0.03	0.05	0.17
	0.09	0.03	0.06	0.18

Particulars of remuneration and other benefits provided to key management personnel (contd.)

Year ended March 31, 2003 and March 31, 2002

Name	Sitting	Reimbursement	Total
	fees	of expenses	remuneration

Non-wholetime Directors:
Deepak M. Satwalekar	0.01	0.02	0.03
	0.01	0.01	0.02
Marti G. Subrahmanyam	0.01	0.08	0.09
	0.01	0.06	0.07
Philip Yeo	–	0.01	0.01
	–	0.01	0.01
Jitendra Vir Singh	0.01	0.10	0.11
	0.01	0.05	0.06
Omkar Goswami	0.01	0.02	0.03
	0.01	0.02	0.03
Larry Pressler	0.01	0.10	0.11
	0.01	0.08	0.09
Rama Bijapurkar	0.01	0.02	0.03
	0.01	0.01	0.02
Claude Smadja	0.01	0.10	0.11
	–	0.02	0.02

Other senior management personnel

Year ended March 31, 2003 and March 31, 2002

Name	Salary	Contribution	Perquisites	Total	Total	Outstanding loans
		to provident	and incentives	remuneration	loans granted	and advances
		and other funds

P. Balasubramaniam	0.07	0.02	0.12	0.21	–	–
	0.07	0.02	0.11	0.20	–	–
Girish G.Vaidya	0.08	0.03	0.17	0.28	–	0.06
	0.08	0.03	0.11	0.22	–	0.08
Hema Ravichander	0.06	0.02	0.08	0.16	–	–
	0.06	0.02	0.07	0.15	–	–
M. S. S. Prabhu	0.07	0.02	0.12	0.21	–	–
	0.07	0.02	0.07	0.16	–	–
Basab Pradhan	0.91	–	0.48	1.39	–	–
	0.76	–	0.31	1.07	–	–
Company Secretary:
V. Balakrishnan	0.06	0.02	0.09	0.17	–	–
	0.06	0.02	0.10	0.18	–	–

In addition, the details of stock options granted to non-whole time directors and other senior officers during the year ended March 31, 2003 and the year ended March 31, 2002 are as follows:

Name	Date of grant	Option plan	Number of	Exercise price	Expiration
			options granted	(in Rs.)	of options

Non-wholetime Directors:
Deepak M. Satwalekar	April 11, 2001	1999	7,000	3,215.60	April 11, 2011
Marti G. Subrahmanyam	April 11, 2001	1999	6,000	3,215.60	April 11, 2011
Philip Yeo	April 11, 2001	1999	3,000	3,215.60	April 11, 2011
Jitendra Vir Singh	April 11, 2001	1999	2,000	3,215.60	April 11, 2011
Omkar Goswami	April 11, 2001	1999	2,000	3,215.60	April 11, 2011
Larry Pressler	April 11, 2001	1999	2,000	3,215.60	April 11, 2011
Rama Bijapurkar	April 11, 2001	1999	2,000	3,215.60	April 11, 2011
Claude Smadja	July 10, 2002	1999	2,000	3,333.65	July 9, 2012
Other Senior Management Personnel:
Girish G. Vaidya	October 29, 2001	1999	3,000	3,106.75	October 29, 2011
Basab Pradhan	October 27, 2001	1998	4,000	2,366.85	October 27, 2011
V. Balakrishnan	October 29, 2001	1999	2,000	3,106.75	October 29, 2011

16.2.10 Exchange differences

Other income includes exchange differences of Rs. 17.67 for the year ended March 31, 2003, the corresponding amounts for the year ended March 31, 2002 was Rs. 13.26. Of this amount, the gain / losses on translation of foreign currency deposits amounted to Rs. 0.97 in the year ended March 31, 2003 (Rs. 6.65 for the year ended March 31, 2002).

16.2.11 Research and development expenditure

	Year ended
	March 31, 2003	March 31, 2002
Capital	0.67	0.46
Revenue	13.77	14.40

	14.44	14.86

16.2.12 Unearned revenue

Unearned revenue as at March 31, 2003 amounting to Rs. 61.85 (as at March 31, 2002, Rs. 16.90) primarily consists of client billings on fixed-price, fixed-time frame contracts for which the related costs have not yet been incurred.

16.2.13 Dues to small-scale industrial undertakings

As at March 31, 2003 and March 31, 2002, the company had no outstanding dues to small-scale industrial undertakings.

16.2.14 Stock option plans

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (“the 1994 Plan”)

As at March 31, 2003 the options to acquire 3,18,200 shares are outstanding with the employees under the 1994 Plan. The 1994 plan elapsed in fiscal year 2000 and, consequently, no further shares will be issued under this plan.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan provides for the grant of stock options to employees. The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 29,40,000 ADSs representing 14,70,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at fair market value.

Number of options granted, exercised and forfeited	Year ended
	March 31, 2003	March 31, 2002

Options granted, beginning of the year	22,62,494	15,65,506
Granted during the year	5,80,200	9,08,500
Exercised during the year	(89,540)	(55,966)
Forfeited during the year	(2,49,748)	(1,55,546)

Options granted, end of year	25,03,406)	22,62,494)

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan obtaining shareholders and the board of directors approval in June 1999. The 1999 Plan provides for the issue of 66,00,000 equity shares to the employees at an exercise price that is not less than the fair market value. The compensation committee administers the 1999 Plan.

Fair market value is the closing price of the company’s shares in the stock exchange, where there is the highest trading volume on a given date, and if the shares are not traded on that day, the closing price on the next trading day.

Number of options granted, exercised and forfeited	Year ended
	March 31, 2003	March 31, 2002

Options granted, beginning of year	46,68,815	27,93,980
Granted during the year	6,16,850	20,50,500
Exercised during the year	(12,178)	(30)
Forfeited during the year	(2,12,316)	(1,75,635)

Options granted, end of year	50,61,171)	46,68,815)

Note : The aggregate options considered for dilution are set out in note 16.2.27.

16.2.15 Pro forma disclosures relating to the Employee Stock Option Plans (“ESOPs”)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value. Hence, there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below.

	Year ended

	March 31, 2003	March 31, 2002
Net profit:
– As reported	957.93	807.96
– Adjusted pro forma	934.76	784.18

16.2.16 Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys’ operations are conducted through 100% Export Oriented Units (“EOU”). Income from EOUs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009. The Finance Act 2002, states that the exempt income from EOUs for the year commencing April 1, 2002, is restricted to 90% of its aggregate income. Additionally, non-EOU exports are partly exempt from tax and such tax deductions are being phased out by fiscal year 2004.

As of March 31, 2003, the accumulated undistributed earnings of branch offices in the United States are Rs. 515.22. These earnings may attract a 15% tax imposed by the United State Internal Revenue Service on repatriation to India. The company intends to reinvest such undistributed earnings within the United States and currently has no intent to repatriate such earnings in the foreseeable future.

Consequent to the standard on accounting for taxes on income becoming mandatory effective April 1, 2001, the company recorded the cumulative net deferred tax credit of Rs. 15.53 until April 1, 2001, as an addition to the general reserves. The deferred tax credit of Rs.12.59 for the year ended March 31, 2003 (Rs. 7.76 for the year ended March 31, 2002) are included in the provision for taxation for the respective periods.

16.2.17 Cash and bank balances

Details of balances kept with non-scheduled banks as on balance sheet dates and the maximum balances kept with non-scheduled banks during the year are as follows:

	Balances as at			Maximum balances for the year ended
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

In current accounts
ABN Amro Bank, Brussels, Belgium	–	0.11	0.12	0.14
ABN Amro Bank – Taipei, Taiwan	0.14	–	0.14	–
Bank of America, Concord, USA	–	3.45	3.47	5.99
Bank of America, Hong Kong	–	0.08	0.38	0.29
Bank of America, Milpitas, USA	–	–	–	0.29
Bank of America, Palo Alto, USA	124.83	27.88	271.39	145.48
Bank of America, Singapore	–	0.07	0.38	0.11
Bank of America (Nations Bank), Dallas, USA	2.92	2.43	4.41	3.14
Bank of Melbourne, Melbourne, Australia	0.16	0.10	2.82	4.04
Barclays Bank, London, UK	–	–	–	0.40
Citibank NA, Australia	0.86	–	1.35	–
Citibank NA, Hong Kong	0.24	–	0.40	–
Citibank NA, Singapore	0.07	–	0.24	–
Citibank NA, Tokyo	0.70	–	5.38	–
Deutsche Bank, Brussels, Belgium	1.02	0.17	24.38	0.17
Deutsche Bank, Frankfurt, Germany	5.88	0.12	7.83	0.57
Deutsche Bank – Netherlands	0.29	–	1.05	–
Deutsche Bank, Paris, France	0.22	0.02	1.53	0.35
Deutsche Bank, Zurich, Switzerland	0.04	0.10	0.35	0.09
Fleet Bank (Bank of Boston), Boston, USA	0.97	2.19	2.19	2.89
Fleet Bank (Summit Bank), New Jersey, USA	–	2.03	2.03	2.03
Hong Kong Bank of Canada, Toronto, Canada	–	–	–	0.06
HSBC Bank PLC – Croydon, London	12.86	7.66	36.58	18.70
National Bank of Sharjah, UAE	0.08	0.06	0.11	0.14
Nordbanken, Stockholm, Sweden	0.19	0.41	0.41	0.42
Nova Scotia Bank, Toronto, Canada	3.60	3.12	4.78	6.02
Sanwa Bank, Tokyo, Japan	0.43	0.41	7.82	1.75
Svenska Handels Banks, Sweden	0.43	–	0.93	–
Bank One, Columbus, USA	–	–	4.90	–

	155.93	50.41

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 7.56 for the year ended March 31, 2003 (the year ended March 31, 2002, Rs. 5.27).

16.2.18 Loans and advances

“Advances” mainly comprise prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and a body corporate comprise:

	Year ended
	March 31, 2003	March 31, 2002

Deposits with financial institutions:
Housing Development Finance Corporation Limited (HDFC)	151.16	101.10
ICICI Bank Limited	–	52.77
Deposits with body corporate:
GE Capital Services India Limited	151.12	100.87

	302.28	254.74

Maximum balance during the year:

	Year ended
	March 31, 2003	March 31, 2002

Deposits with financial institutions:
Housing Development Finance Corporation Limited (HDFC)	151.29	101.26
ICICI Bank Limited	–	62.94
IDBI Limited	–	51.50
Deposits with body corporate:
GE Capital Services India Limited	152.02	101.48

The above amounts include interest accrued but not due amounting to Rs. 2.28 (for the year ended March 31, 2002, Rs. 2.74).

The financial institutions and the body corporate have superior credit ratings from a premier credit rating agency in the country.

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Prof. Marti G. Subrahmanyam, Director, is also a director in ICICI Bank Limited. Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, was a director in ICICI Limited until March 27, 2002. Except as directors in these financial institutions, these persons have no direct interest in these transactions.

16.2.19 Fixed assets

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land-leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2003.

16.2.20 Intangible assets

During the year ended March 31, 2003, the company entered into arrangements to purchase Intellectual Property Rights (“IPR”). Details of the arrangements are as follows:

•	Purchase of IPR in the Trade IQ, a treasury management product, from IQ Financial Systems Inc., USA (“IQFS”) in the first quarter, for the banking group. The aggregate consideration paid was Rs. 16.97 (US$ 3.47 million). Management estimates the useful life of the IPR as two years.

•	An agreement to purchase IPR in AUTOLAY, a commercial software application product used in the design of high performance structural systems, with the Aeronautical Development Agency, India (“ADA”) in the first quarter, for the engineering service and consulting practice. The company has a firm commitment to share revenues with ADA for a maximum of US$ 5 million (Rs. 24.50) payable by 10 years from the contract date. The ownership of intellectual property in AUTOLAY will transfer to the company on remittance of the consideration to ADA. The committed consideration is recorded as IPR. Management estimates the useful life of the IPR as five years.

•	Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, India in the third quarter. The arrangement allows the company to make proprietary modifications to the source code and transfer certain other rights in ILink to third parties for use along with its banking products. The consideration amounts to Rs. 0.65. Management estimates the useful life of the license as one year.

16.2.21 Investment activity

The following are the particulars of strategic investments made during the year ended March 31, 2003 and year ended March 31, 2002 respectively:

Particulars of investee companies	Year ended
	March 31, 2003	March 31, 2002

Workadia, Inc., USA	–	10.32
Progeon Limited, India	12.25	–
M-Commerce Ventures Pte. Limited, Singapore	0.27	–

	12.52	10.32

Investments in Workadia, Inc., USA (“Workadia”), comprise of 4,40,000 fully paid Series “B” convertible preferred stock, par value of US$ 0.001, at US$ 5.00 each. Workadia will provide companies with comprehensive, customizable business intranets through browser accessed hosted portals and also offer consulting services to help customers select and deploy their intranet applications, content and services.

Progeon was incorporated on April 3, 2002, and is a majority owned and controlled subsidiary, established to provide business process management and transitioning services. As at the balance sheet date, the company has invested Rs. 12.25 in 1,22,49,993 fully paid equity shares in Progeon of face value Rs. 10/- each, at par. Progeon seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes. Progeon obtained its financial closure by securing funding of Rs. 49.00 from Citicorp International Finance Corporation, USA (“CIFC”), in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at a premium of Rs. 12/- per share. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

During the year ended March 31, 2003 the company invested Rs. 0.27 in M-Commerce Ventures Pte Limited, Singapore (“M-Commerce”) for 10 ordinary shares of face value Singapore $ (“S$”) 1/- each fully paid at par and 90 redeemable preference shares of face value S$ 1/- each fully paid for a premium of S$ 1,110. Accordingly, the aggregate investment in M-Commerce as at March 31, 2003 amounts to Rs. 2.11 (Rs. 1.84 as at March 31, 2002).

Current liabilities include an amount of Rs. 2.94 received from Workadia Inc. towards recovery of investment that is pending clearance from regulatory authorities for setting off against the investment.

16.2.22 Unbilled revenue

Unbilled revenue as at March 31, 2003 amounts to Rs. 91.64 (as at March 31, 2002 Rs. 17.74) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time frame contracts until the balance sheet date.

16.2.23 Segment reporting

The company’s operations predominantly relate to providing technology and services, delivered to customers operating globally in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services, comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, energy, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of the total expenses, are not specifically allocable to specific segments, as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprises all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced, or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2003 and 2002

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	1,355.94	597.84	543.19	414.54	711.18	3,622.69
	953.98	445.94	406.79	320.40	476.48	2,603.59
Identified operating expenses	546.77	243.93	186.18	132.45	264.64	1,373.97
	355.38	181.92	114.13	89.43	166.37	907.23
Allocated expenses	377.31	157.77	143.72	109.56	188.32	976.68
	247.73	111.26	101.50	79.61	118.63	658.73

Segmental operating income	431.86	196.14	213.29	172.53	258.22	1,272.04
	350.87	152.76	191.16	151.36	191.48	1,037.63

Unallocable expenses						188.95
						160.65

Operating income						1,083.09
						876.98

Other income (expense), net						75.84
						66.41

Net profit before taxes						1,158.93
						943.39

Income taxes						201.00
						135.43

Net profit after taxes						957.93
						807.96

Geographic segments

Year ended March 31, 2003 and 2002

	North America	Europe	India	Rest of the world	Total

Revenues	2,637.51	641.58	79.18	264.42	3,622.69
	1,854.10	506.84	51.12	191.53	2,603.59
Identifiable operating expenses	1,052.82	224.82	19.79	76.54	1,373.97
	646.90	181.55	19.98	58.80	907.23
Allocated expenses	704.20	169.21	30.01	73.26	976.68
	468.20	127.97	14.82	47.74	658.73

Segmental operating income	880.49	247.55	29.38	114.62	1,272.04
	739.00	197.32	16.32	84.99	1,037.63
Unallocable expenses					188.95
					160.65

Operating income					1,083.09
					876.98

Other income (expense), net					75.84
					66.41

Net profit before taxes					1,158.93
					943.39

Income taxes					201.00
					135.43

Net profit after taxes					957.93
					807.96

16.2.24 Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibles. The need for provisions is assessed based on various factors including collectibles of specific dues, risk perceptions of the industry in which the customer operates, and general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2003 the company has provided for doubtful debts of Rs. 0.22 (as at March 31, 2002, Rs. 11.88) on dues from certain customers, although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company continues pursuing parties for recovery of the dues, in part or full.

16.2.25 Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. Accordingly, the company provided for an aggregate amount of Rs. 23.77 for the year ended March 31, 2003 which consists of Rs. 0.75 to JASDIC Park Company, Japan; Rs. 6.85 to Asia Net Media (BVI) Ltd., the British Virgin Islands; Rs. 8.96 to OnMobile Systems Inc. (formerly OnScan Inc), USA; Rs. 7.21 to Workadia Inc., USA; Rs. 10,350/- to The Saraswat Co-operative Bank Limited, India and Rs. 10/- to Software Services Support Education Center Limited.

16.2.26 Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted are as follows:

	Number of shares to	Year ended
	which the dividends relate	March 31, 2003	March 31, 2002

Final dividend for fiscal 2001	20,88,517	–	1.56
Interim dividend for fiscal 2002	20,95,517	–	1.57
Final dividend for fiscal 2002	21,18,500	2.65	–
Interim dividend for fiscal 2003	21,44,047	2.68	–

16.2.27 Reconciliation of basic and diluted shares used in computing earnings per share

	Year ended
	March 31, 2003	March 31, 2002

Number of shares considered as basic weighted average shares outstanding	6,62,11,068	6,61,62,274
Add: Effect of dilutive issues of shares/stock options	6,05,753	4,05,301

Number of shares considered as weighted average shares and potential shares outstanding	6,68,16,821	6,65,67,575

Cash flow statement for the year ended March 31,

			in Rs. crore

	Schedules	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,158.93	943.39
Adjustments to reconcile profit before tax to cash provided
By operating activities
(Profit) / Loss on sale of fixed assets		–	(0.09)
Depreciation and amortization		188.95	160.65
Interest income		(78.05)	(51.23)
Effect of deferred taxes		(12.59)	(8.69)
Provision on long term investments		23.77	–
Income taxes paid during the year	1	(219.50)	(131.27)
Exchange differences on translation of foreign currency deposits		(0.97)	(13.26)
Changes in current assets and liabilities
Sundry debtors		(175.41)	(34.36)
Loans and advances	2	(127.63)	(39.02)
Current liabilities and provisions	3	158.46	(5.16)

NET CASH GENERATED BY OPERATING ACTIVITIES		915.96	820.96

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on exercise of stock options		13.52	4.60
Dividends paid during the year, including Dividend Tax		(165.49)	(109.37)

NET CASH GENERATED / USED IN FINANCING ACTIVITIES		(151.97)	(104.77)
CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of fixed assets and change in capital work-in-progress	4	(219.26)	(322.74)
Proceeds on disposal of fixed assets		0.33	1.60
Long-term investments in securities	5	(12.53)	(10.32)
Interest income		78.05	51.23

NET CASH USED IN INVESTING ACTIVITIES		(153.41)	(280.23)

Effect of exchange differences on translation of foreign currency deposits		0.97	13.26

Net (decrease) / increase in cash and cash equivalents during the year		611.55	449.22
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,026.96	577.74

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	1,638.51	1,026.96

NOTES ON THE STATEMENT OF CASH FLOWS	7

This is the Cash Flow Statement referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	K. Dinesh Director

	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance

Bangalore
April 10, 2003

Schedules to the statement of cash flows for the year ended March 31,

				in Rs. crore

			2003	2002

1	INCOME TAXES PAID DURING THE YEAR
		Charge as per the Profit and Loss Account	201.00	135.43
		Add: Increase in advance income taxes	53.74	112.51
		Less: Increase / (Decrease) in income tax provision	(35.24)	(116.67)

			219.50	131.27

2		CHANGE IN LOANS AND ADVANCES DURING THE YEAR
		As per the Balance Sheet	872.78	643.87
		Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents	(302.28)	(254.74)
		Advance income taxes separately considered	(289.99)	(236.25)

			280.51	152.88
		Less: Opening balance considered	(152.88)	(113.86)

			127.63	39.02

3		CHANGE IN CURRENT LIABILITIES AND PROVISIONS DURING THE YEAR
		As per the Balance Sheet	703.23	459.41
	Add / (Less):	Provisions separately considered in the cash flow statement
		Income taxes	(274.81)	(239.57)
		Dividends	(96.05)	(82.73)
		Dividend tax	(12.30)	—

			320.07	137.11
		Less: Non-cash transactions	(24.50)	—
		Less: Opening balance considered	(137.11)	(142.27)

			158.46	(5.16)

4		PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
		As per the Balance Sheet	317.87	342.72
		Less: Opening Capital work-in-progress	(150.67)	(170.65)
		Less: Non Cash transaction	(24.50)	—
		Add: Closing Capital work-in-progress	76.56	150.67

			219.26	322.74

5		LONG-TERM INVESTMENTS IN SECURITIES DURING THE YEAR
		As per the Balance Sheet	33.20	44.44
		Add: Provisions on investments	23.77	—

			56.97	44.44
		Less: Opening balance considered	(44.44)	(34.12)

			12.53	10.32

6		CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
		As per the Balance Sheet	1,336.23	772.22
		Add: Deposits with financial institutions and body corporate, included herein	302.28	254.74

			1,638.51	1,026.96

7.	NOTES ON THE STATEMENT OF CASH FLOWS

7.1	Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing, and investing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

7.2	The balance of cash and cash equivalents includes Rs. 1.60 as at March 31, 2003 set aside for payment of dividends.

7.3	During the year ended March 31, 2003, the company entered into an agreement with the Aeronautical Development Agency, India for acquiring the intellectual property rights in AUTOLAY, a commercial software application product used in the design of high performance structural systems. The agreement requires the company to pay a consideration of $5 million (approximately Rs. 24.50) by 10 years of the contract date. The intellectual property has been recorded in the books of account along with the corresponding liability, which in substance is a non-cash transaction and, hence, has been excluded in the statement of cash flows.

7.4	Long-term investments in securities include Rs. 12.25 invested in Progeon Ltd., a subsidiary, in the year ended March 31, 2003.

7.5	The previous year’s figures have been recast / restated, wherever necessary, to conform to the current year’s presentation.

Balance sheet abstract and company’s general business profile

Registration details Registration no. State code	13115 08

Balance Sheet Date	March 31, 2003
in Rs. thousand except per share data

Capital raised during the year
Public issue	–
Rights issue	–
Bonus issue	–
Private placement	–
Preferential offer of shares under Employee Stock Option Plan scheme*	285
Position of mobilization and deployment of funds
Total liabilities	28,60,65,04
Total assets	28,60,65,04
–
Sources of funds	–
Paid-up capital	33,12,17
Reserves and surplus	28,27,52,87
Secured loans	–
Unsecured loans	–
Application of funds	–
Net fixed assets	7,72,73,22
Investments	33,19,36
Net current assets	20,17,91,46
Deferred tax assets	36,81,00
Miscellaneous expenditure	–
Accumulated losses	–
Performance of company	–
Income from software services and products	36,22,68,41
Other income	99,60,99
Total income	37,22,29,40
Total expenditure	25,63,35,95
Profit / loss before tax	11,58,93,45
Extraordinary income	–
Profit / loss after tax	9,57,93,45
Earnings per share from ordinary activities (basic) (Rs.)	144.68
Earnings per share from ordinary activities (diluted) (Rs.)	143.37
Dividend rate (%)	540
Generic names of principal products / services of the company
Item code no. (ITC code)	85 24 90 09
Product description	Computer software
* Issue of shares arising on the exercise of options granted to employees under the company’s –
1998 ADS Plan	44,770
1999 Plan	12,178

N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	K. Dinesh Director

S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance

Bangalore
April 10, 2003

Consolidated financial statements of Infosys Technologies Limited and subsidiary

Auditors’ report to the board of directors on the consolidated financial statements of Infosys Technologies Limited and its subsidiary

We have examined the attached Consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiary Progeon Limited (subsidiary) as at March 31, 2003, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with the financial reporting framework generally accepted in India, and are free of material mis-statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and its subsidiary included in the consolidated financial statements.

On the basis of the information and explanation given to us, and on consideration of the separate audit reports on individual audited financial statements of the company and its subsidiary, we are of the opinion that:

(i)	the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of the Company and its subsidiary as at March 31, 2003;

(ii)	the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of the Company and its subsidiary for the year then ended; and

(iii)	the Consolidated Cash Flow Statement gives a true and fair view of the consolidated cash flows of the Company and its subsidiary for the year then ended.

for Bharat S. Raut & Co. Chartered Accountants

Bangalore April 10, 2003	S. Balasubrahmanyam Partner

Consolidated Balance Sheet as at March 31,

		in Rs. crore

	Schedules	2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	33.12
Reserves and surplus	2	2,824.37
Preference shares issued by subsidiary	3	49.00

		2,906.49

APPLICATION OF FUNDS
FIXED ASSETS	4
Original cost		1,279.04
Less: Depreciation and amortization		578.54

Net book value		700.50
Add: Capital work-in-progress		77.39

		777.89
INVESTMENTS	5	20.95
DEFERRED TAX ASSETS	6	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	518.65
Cash and bank balances	8	1,346.54
Loans and advances	9	913.46

		2,778.65
Less: Current liabilities	10	319.60
Provisions	11	388.21

NET CURRENT ASSETS		2,070.84

		2,906.49

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	17

The schedules referred to above and the notes thereon form an integral part of the consolidated balance sheet.

This is the balance sheet referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director
	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	K. Dinesh Director
	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance
Bangalore
April 10, 2003

Consolidated Profit and Loss Account for the year ended March 31,

		in Rs. crore except per share data

	Schedules	2003

INCOME – Software services, products and business process management
Overseas		3,564.36
Domestic		75.62

		3,639.98
Software development and business process management expenses	12	1,822.96

GROSS PROFIT		1,817.02
SELLING AND MARKETING EXPENSES	13	271.73
GENERAL AND ADMINISTRATION EXPENSES	14	275.67

		547.40
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		1,269.62
Interest		–
Depreciation and amortization		190.34

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		1,079.28
Other income	15	100.26
Provision for investments		23.77

NET PROFIT BEFORE TAX		1,155.77

Provision for taxation	16	201.00

NET PROFIT AFTER TAX		954.77

AMOUNT AVAILABLE FOR APPROPRIATION		954.77

Dividend
Interim		82.76
Final (proposed)		96.05
Dividend Tax		12.30
Amount transferred – to General Reserve		763.66

		954.77

EARNINGS PER SHARE
(Equity shares, par value Rs.5/- each)
Basic		144.20
Diluted		142.89
Number of shares used in computing earnings per share
Basic		66,211,068
Diluted		66,816,821

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	17

The schedules referred to above and the notes thereon form an integral part of the consolidated profit and loss account.

This is the profit and loss account referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director
	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	K. Dinesh Director
	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President – Finance
Bangalore
April 10, 2003

Schedules to the consolidated Balance Sheet as at March 31,

		in Rs. crore

		2003

1.	SHARE CAPITAL
	AUTHORIZED
	Equity shares, Rs.5/- par value* 10,00,00,000 equity shares	50.00

	ISSUED, SUBSCRIBED AND PAID UP
	Equity shares, Rs.5/- par value 6,62,43,078 equity shares fully paid up	33.12

		33.12

	Forfeited shares amounted to Rs.1,500/-
	* for details of options in respect of the above shares, refer to note 17.2.9
2.	RESERVES AND SURPLUS
	Capital reserve	5.94

	Share premium account as at April 1,	325.34
	Add: Received during the period on conversion of stock options issued to employees	13.49

		338.83

	General reserve as at April 1, 2002	1,715.94
	Add: Transfers from the Profit and Loss Account	763.66

		2,479.60

		2,824.37

3.	PREFERENCE SHARES ISSUED BY SUBSIDIARY
	AUTHORIZED
	0.0005% Cumulative convertible preference shares, Rs.100/- par value 43,75,000 preference shares	43.75

	ISSUED, SUBSCRIBED AND PAID UP
	0.0005% Cumulative convertible preference shares, Rs.100/- par value 43,75,000 preference shares fully paid up*	43.75
	Premium received on issue of preference shares	5.25

		49.00

*	for details of the terms relating to the preference shares, refer to Note 17.2.17

4. FIXED ASSETS

Particulars	Original cost				Depreciation and amortization				Net book
									value

	Cost as at	Additions	Deletions	Cost as at	As at	For the	Deductions	As at	As at
	April 1,	during the	during the	March 31,	April 1,	period	during the	March 31,	March 31,
	2002	period	period	2003	2002		Period	2003	2003

Land – free-hold	15.85	0.02	–	15.87	–	–	–	–	15.87
Land – lease-hold	27.84	3.57	–	31.41	–	–	–	–	31.41
Buildings	285.33	100.20	–	385.53	27.89	23.22	–	51.11	334.42
Plant and machinery	183.87	44.44	0.95	227.36	77.84	36.61	0.77	113.68	113.68
Computer equipment	287.89	81.78	2.27	367.40	216.63	85.50	2.25	299.88	67.52
Furniture and fixtures	159.46	51.46	1.93	208.99	70.51	33.57	1.81	102.27	106.72
Vehicles	0.35	–	–	0.35	0.16	0.06	–	0.22	0.13
Intangible assets Intellectual property rights	–	42.13	–	42.13	–	11.38	–	11.38	30.75

	960.59	323.60	5.15	1,279.04	393.03	190.34	4.83	578.54	700.50

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

		2003

5.	INVESTMENTS
	Trade (unquoted) – at cost
	Long-term investments	53.98
	Less: Provision for investments	33.03

		20.95

	Aggregate of unquoted investments – carrying value / cost	20.95
6.	DEFERRED TAX ASSETS
	Fixed assets	22.43
	Investments	12.10
	Sundry debtors	2.28

		36.81

Schedules to the consolidated balance sheet as at March 31,

		in Rs. crore

		2003

7.	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	14.09
	Other debts
	Unsecured
	considered good	518.65
	considered doubtful	0.22

		532.96
	Less: Provision for doubtful debts	14.31

		518.65

8.	CASH AND BANK BALANCES
	Cash on hand	0.01
	Balances with scheduled banks
	In current accounts*	55.96
	In deposit accounts in Indian rupees	1,134.58
	In deposit accounts in foreign currency	–
	Balances with non-scheduled banks
	In current accounts	155.99

		1,346.54

	*includes balance in unclaimed dividend account	1.60
9.	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	19.71
	Advances paid for supply of goods and rendering of services	1.77
	Others	4.45

		25.93
	Unbilled revenues	93.64
	Advance income tax	290.44
	Loans and advances to employees
	Housing and other loans	102.51
	Salary advances	33.93
	Electricity and other deposits	13.37
	Rental deposits	13.57
	Deposits with financial institutions and body corporate	337.76
	Other assets	2.31

		887.53
	Unsecured, considered doubtful
	Loans and advances to employees	0.41

		913.87
	Less: Provision for doubtful loans and advances to employees	0.41

		913.46

10.	CURRENT LIABILITIES
	Sundry creditors
	For goods	1.17
	For capital goods	0.85
	For accrued salaries and benefits
	Salaries	15.82
	Bonus and incentives	77.13
	Leave provisions	27.47
	For other liabilities
	Provision for expenses	57.97
	Retention monies	5.33
	Withholding and other taxes payable	23.60
	For purchase of intellectual property rights	24.80
	Others	5.86

		240.00
	Advances received from clients	15.25
	Unearned revenue	62.75
	Unclaimed dividend	1.60

		319.60

Schedules to the consolidated balance sheet and profit and loss account for the year ended March 31,

		in Rs. crore

		2003

11.	PROVISIONS
	Proposed dividend	96.05
	Provision for tax on dividend	12.30
	Income taxes	274.81
	Post-sales client support	4.82
	Gratuity and retirement benefits	0.23

		388.21

12.	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,436.82
	Staff welfare	8.03
	Contribution to provident and other funds	32.52
	Foreign travel expenses	166.10
	Traveling and conveyance	0.51
	Consumables	6.30
	Cost of software packages for
	Own use	55.16
	Service delivery to clients	13.10
	Provision for post-sales client support	(6.18)
	Computer maintenance	9.33
	Communication expenses	25.13
	Consultancy charges	76.14

		1,822.96

13.	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	145.32
	Staff welfare	0.63
	Contribution to provident and other funds	1.34
	Foreign travel expenses	45.48
	Consumables	0.21
	Cost of software packages for own use	0.21
	Computer maintenance	0.01
	Communication expenses	0.50
	Traveling and conveyance	1.20
	Rent	4.79
	Telephone charges	5.39
	Professional charges	10.79
	Printing and stationery	1.44
	Advertisements	1.05
	Brand building	29.33
	Office maintenance	2.74
	Repairs to plant and machinery	0.02
	Power and fuel	0.22
	Insurance charges	0.20
	Rates and taxes	0.27
	Bank charges and commission	0.09
	Commission charges	10.78
	Marketing expenses	6.77
	Sales promotion expenses	0.46
	Other miscellaneous expenses	2.49

		271.73

14.	OTHER INCOME
	Interest received on deposits with banks and others	80.67
	Miscellaneous income	1.98
	Exchange differences	17.61

		100.26

15.	PROVISION FOR TAXATION
	Current Period
	Income taxes	213.59
	Deferred taxes	(12.59)

		201.00

Schedules to the consolidated profit and loss account for the year ended March 31,

		in Rs. crore

		For the year ended 2003)

16.	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	57.98
	Staff welfare	0.01
	Contribution to provident and other funds	3.61
	Foreign travel expenses	7.78
	Traveling and conveyance	16.99
	Cost of software packages for own use	0.64
	Rent	24.51
	Telephone charges	21.41
	Legal and professional charges	38.67
	Printing and stationery	4.80
	Advertisements	5.15
	Office maintenance	20.24
	Repairs to building	7.27
	Repairs to plant and machinery	4.75
	Power and fuel	22.77
	Recruitment and training	0.41
	Insurance charges	10.01
	Rates and taxes	5.62
	Donations	6.09
	Auditor’s remuneration
	Audit fees	0.29
	Certification charges	0.03
	Out-of-pocket expenses	0.02
	Provision for bad and doubtful debts	0.73
	Provision for doubtful loans and advances	(0.07)
	Bank charges and commission	0.67
	Commission to non-whole time directors	1.12
	Postage and courier	3.99
	Books and periodicals	1.42
	Freight charges	0.58
	Professional membership and seminar participation fees	3.57
	Miscellaneous expenses	4.61

		275.67

17. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (“company”) along with its majority owned and controlled subsidiary, Progeon Limited (“Progeon”), (together referred to as “Infosys”) is a leading global technology and services organization engaged in delivering a comprehensive range of end-to-end solutions to customers. Infosys provides solutions across entire software and process life-cycles including design, development, implementation, maintenance and management using its Global Delivery Model. Infosys offers the following services: consulting, software development, software re-engineering, systems integration, package evaluation and implementation, software maintenance and business process management (“BPM”). Infosys also provides proprietary software products for the banking industry. Progeon was incorporated on April 3, 2002.

17.1 Significant accounting policies

17.1.1 Basis of preparation of financial statements

The consolidated financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and the provisions of Companies Act, 1956, insofar as applicable to the consolidated financial statements.

The consolidated financial statements are prepared in accordance with the principles and procedures laid out by the accounting standard on Consolidated Financial Statements issued by the ICAI. This being the first year of presentation of consolidated financial statements in line with the accounting standards, prior period figures have not been provided as they are unconsolidated and therefore do not allow meaningful comparison. The financial statements of the company and Progeon have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared applying uniform accounting polices in use at the company and Progeon.

Infosys has voluntarily adopted the applicable accounting standard on intangible assets, which is mandatory effective the year commencing April 1, 2003. Management has also evaluated the effect of the other recently issued accounting standards such as discontinuing operations, reporting of interests in joint ventures and impairment of assets (although, all are not mandatory for the fiscal year ended March 31, 2003). These accounting standards do not have a material impact on the consolidated financial statements of Infosys.

17.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Infosys’ management (“Management”) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of income and expenditure during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, doubtful debts, future obligations under employees retirement benefit plans, income taxes, post sales customer support and the useful lives of fixed assets and intangible assets. Contingencies are recorded when it is probable that a liability has been incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

17.1.3 Revenue recognition

Revenue from fixed-price, fixed-term contracts is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue is recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

17.1.4 Expenditure

The cost of software purchased for rendering services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed on the basis of the lease rentals payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities. Provisions for any estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on current contract estimates. Leave encashment liability is provided on the basis of an actuarial valuation.

17.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until the assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use before the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

17.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis as per the useful lives of assets estimated by Management. Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-5 years

17.1.7 Retirement benefits to employees

17.1.7a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and as per gratuity regulations for the company and Progeon respectively. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

17.1.7b Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. Infosys makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions.

17.1.7c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary.

The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are remitted to a Government-administered provident fund. Infosys has no further obligations under the provident fund plan beyond its monthly contributions.

17.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

17.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. In the case of forward contracts, the difference between the forward rate and the exchange rate on the date of the transaction is recognized as income or expense over the life of the contract.

17.1.10 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period in which the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and, thereafter, a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period, based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.

17.1.11 Earnings per share

In determining earnings per share, Infosys considers the net profit after tax and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

17.1.12 Investments

Trade investments are investments made to enhance Infosys’ business interests. Investments are either classified as current or long-term, based on management’s intentions at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.

Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment. Any dividends are recorded as income in the profit and loss account.

17.2 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

17.2.1 Capital commitments and contingent liabilities

As at March 31, 2003

Estimated amount of unexecuted capital contracts (net of advances and deposits)	Rs. 88.50
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	Rs. 7.99
Claims against the company, not acknowledged as debts	Rs. 15.17
Forward contracts
Outstanding
In US$	US$ 88,000,000
(Equivalent approximate in Rs. crore)	(Rs.425.87)
Unamortized income	Rs. 2.46

Other matters

The company is subject to legal proceeding and claims, which have arisen, in the ordinary course of business. The lawsuit filed by Reka Maximovitch against the company and its former director, Mr. Phaneesh Murthy, is in the early stages of discovery. A September 2003 trial date has been set. An unfavorable resolution could adversely impact Infosys’ results of operations or financial condition. Except for this one instance, legal action, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

17.2.2 Aggregate expenses

Following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under schedule VI to the Companies Act, 1956:

Year ended March 31, 2003

Salaries and bonus including overseas staff expenses	1,640.12
Staff welfare	8.67
Contribution to provident and other funds	37.47
Foreign travel expenses	219.36
Consumables	6.51
Cost of software packages for own use	56.01
Cost of software packages for service delivery to clients	13.10
Computer maintenance	9.34
Communication expenses	25.63
Consultancy charges	76.14
Provision for post-sales client support	(6.18)
Traveling and conveyance	18.70
Rent	29.30
Telephone charges	26.80
Professional charges	49.46
Printing and stationery	6.24
Advertisements	6.20

17.2.2 Aggregate expenses (contd.)

Year ended March 31, 2003

Office maintenance	22.98
Repairs to building	7.27
Repairs to plant and machinery	4.77
Power and fuel	22.99
Brand building	29.33
Insurance charges	10.21
Rates and taxes	5.89
Commission charges	10.78
Donations	6.09
Auditor’s remuneration
– audit fee	0.29
– certification charges	0.03
– out-of-pocket expenses	0.02
Provision for bad and doubtful debts	0.73
Provision for doubtful loans and advances	(0.07)
Bank charges and commission	0.76
Commission to non-whole time directors	1.12
Postage and courier	4.01
Books and periodicals	1.42
Freight charges	0.58
Professional membership and seminar participation fees	3.55
Recruitment and training charges	0.41
Marketing expenses	6.77
Sales promotion expenses	0.46
Other miscellaneous expenses	7.10

2,370.36

17.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

Year ended March 31, 2003

Lease rentals paid during the period	29.30
Lease obligations:
Within one year of the balance sheet date	17.93
Due in a period between one year and five years	36.00
Due after five years	7.00

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relate to rented overseas premises.

17.2.4 Related party transactions

The company did not enter into any related party transactions during the year ended March 31, 2003 with Yantra Corporation, USA, the subsidiary of the company until February 27, 2002, and key management personnel.

The transactions with Yantra Corporation comprise sales of Rs. 4.43 during the period from April 1, 2001 until February 27, 2002. The outstanding dues from Yantra Corporation as at March 31, 2003 were Rs. 0.07.

During the year ended March 31, 2003 an amount of Rs. 5.53 was donated to Infosys Foundation, a not-for-profit trust, in which certain directors of the company are trustees.

17.2.5 Transactions with key management personnel

Our policy in determining our executive officers for reporting purposes has traditionally been to include all statutory officers and all members of our Management Council. As of April 01, 2002 in line with our growth and strategic objectives, we divided our Management Council into two levels comprising senior executives and all other members. In accordance with this policy, our directors and executive officers, which include only senior executives of our Management Council, are our key management personnel.

Particulars of the managerial remuneration and other benefits provided to these key management personnel during the year ended March 31, 2003:

Name	Salary	Contribution	Perquisites	Sitting Fees	Reimbursement	Total
		to Provident	and incentives		of expenses	remuneration
		and other funds

Chairman and Chief Mentor:
N. R. Narayana Murthy	0.08	0.03	0.08	–	–	0.19
Chief Executive officer, President and Managing Director:
Nandan M. Nilekani	0.08	0.03	0.08	–	–	0.19
Chief Operating Officer and Deputy Managing Director:
S. Gopalakrishnan	0.08	0.03	0.08	–	–	0.19

		Contribution
		to Provident	Perquisites		Reimbursement	Total
Name	Salary	and other funds	and incentives	Sitting Fees	of expenses	remuneration

Whole Time Directors:
K. Dinesh	0.08	0.03	0.08	—	—	0.19
S. D. Shibulal	1.10	—	0.15	—	—	1.25
T. V. Mohandas Pai	0.10	0.03	0.05	—	—	0.18
Phaneesh Murthy	1.00	—	2.73	—	—	3.73
Srinath Batni	0.09	0.03	0.05	—	—	0.17
Non-Wholetime Directors:
Deepak M. Satwalekar	—	—	—	0.01	0.02	0.03
Marti G. Subrahmanyam	—	—	—	0.01	0.08	0.09
Jitendra Vir Singh	—	—	—	0.01	0.10	0.11
Omkar Goswami	—	—	—	0.01	0.02	0.03
Larry Pressler	—	—	—	0.01	0.10	0.11
Rama Bijapurkar	—	—	—	0.01	0.02	0.03
Claude Smadja	—	—	—	0.01	0.10	0.11

		Contribution				Outstanding
		to Provident	Perquisites	Total	Total	Loans
Name	Salary	and other funds	and incentives	remuneration	Loans granted	and advances

P. Balasubramaniam	0.07	0.02	0.12	0.21	—	—
Girish G. Vaidya	0.08	0.03	0.17	0.28	—	0.06
Hema Ravichander	0.06	0.02	0.08	0.16	—	—
M. S. S. Prabhu	0.07	0.02	0.12	0.21	—	—
Basab Pradhan	0.91	—	0.48	1.39	—	—
Company Secretary:
V. Balakrishnan	0.06	0.02	0.09	0.17	—	—

In addition, the details of the only options granted to non-whole time directors and other senior officers during the year ended March 31, 2003 are as follows:

		Option plan	Number of	Exercise price
Name	Date of Grant	options granted	(in Rs.)	of options	Expiration

Non-Wholetime Director
Claude Smadja	July 10, 2002	1999	2,000	3,334	October 24, 2011

17.2.6 Exchange differences

Other income includes exchange differences of Rs. 17.61 for the year ended March 31, 2003. Of this amount, the gain / losses on translation of foreign currency deposits amount to Rs. 0.97 for the year ended March 31, 2003.

17.2.7 Research and development expenditure

Year ended March 31, 2003

Capital	0.67
Revenue	13.57

14.24

17.2.8 Unearned revenue

Unearned revenue as at March 31, 2003 amounting to Rs. 61.85 primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred. Additionally, Progeon has deferred revenues of Rs. 0.90.

17.2.9 Stock option plans

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (“the 1994 Plan”)

As at March 31, 2003 the options to acquire 3,18,200 shares are outstanding with the employees under the 1994 Plan. These options were granted at an exercise price of Rs. 50/- (post split) per option. The 1994 plan elapsed in fiscal 2000 and consequently, no further shares will be issued under this plan.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan provides for the grant of stock options to employees. The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 29,40,000 ADSs representing 14,70,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at fair market value.

Number of options granted, exercised and forfeited	Year ended March 31, 2003

Options granted, beginning of period / year	22,62,494
Granted during the period / year	5,80,200
Exercised during the period / year	(89,540)
Forfeited during the period / year	(2,49,748)

Options granted, end of period / year	25,03,406

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan obtaining shareholders and the board of directors approval in June 1999. The 1999 Plan provides for the issue of 66,00,000 equity shares to the employees at an exercise price that is not less than the fair market value. The compensation committee administers the 1999 Plan.

Fair market value is the closing price of the company’s shares in the stock exchange, where there is the highest trading volume on a given date and if the shares are not traded on that day, the closing price on the next trading day.

Number of options granted, exercised and forfeited	Year ended March 31, 2003

Options granted, beginning of period / year	46,68,815
Granted during the period / year	6,16,850
Exercised during the period / year	(12,178)
Forfeited during the period / year	(2,12,316)

Options granted, end of period / year	50,61,171

Progeon’s 2002 Plan provides for the grant of stock options to employees of the company and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”). Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between four through seven years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon’s 2002 Plan in the year ended March 2003 is set out below.

Shares arising out of options

Outstanding at the beginning of the period	—
Granted	1,801,175
Forfeited	—
Exercised	—

Outstanding at the end of the period	1,801,175

17.2.10 Pro-forma disclosures relating to the Employee Stock Option Plans (“ESOPs”)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, Infosys’ reported consolidated net profit would have been reduced to the pro forma amounts indicated below.

Year ended March 31, 2003

Net profit:
- As reported	954.77
- Adjusted pro forma	931.60

17.2.11 Income taxes

The provision for taxation includes tax liabilities in India on Infosys’ global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company’s and all of Progeon’s operations are conducted through 100% Export Oriented Units (“EOU”). Income from EOUs are tax exempt for the earlier of 10 years, commencing from the fiscal year in which the unit commences software development, or March 31, 2010. The Finance Act 2002, states that the exempt income from EOUs for the year commencing April 1, 2002, is restricted to 90% of its aggregate income. Additionally, non-EOU exports are partly exempt from tax and such tax deductions are being phased out by fiscal 2004.

As of March 31, 2003, the accumulated undistributed earnings of the company’s branch offices in the United States are Rs. 515.22. These earnings may attract a 15% tax imposed by the United States Internal Revenue Service on repatriation to India. The company intends to reinvest such undistributed earnings within the United States and currently has no intent to repatriate such earnings in the foreseeable future.

17.2.12 Loans and advances

Deposits with financial institutions and a body corporate comprise:

As at March 31, 2003

Deposits with financial institutions:
Housing Development Finance Corporation Limited (HDFC)	166.33
Deposits with body corporate:
GE Capital Services India Limited	171.43

337.76

The above amounts include interest accrued but not due amounting to Rs. 7.99.

The financial institutions and the body corporate have superior credit ratings from a premier credit rating agency in the country.

Mr. Deepak M. Satwalekar, director, is also director of HDFC. Prof. Marti G. Subrahmanyam, director, is also a director in ICICI Bank Limited.

Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, was a director in ICICI Limited until March 27, 2002. Except as directors in the financial institutions, these persons have no direct interest in the transactions.

17.2.13 Intangible Assets

During the year ended March 31, 2003, the company entered into arrangements to purchase intellectual property rights (“IPR”). Details of the arrangements are as follows:

Purchase of intellectual property rights in the Trade IQ, treasury management product, from IQ Financial Systems Inc., USA (“IQFS”) in the first quarter, for the banking group. The aggregate consideration paid was Rs. 16.97 ($3.47 million). Management estimates the useful life of the IPR as two years.

An agreement to purchase IPR in AUTOLAY, a commercial software application product used in the design of high performance structural systems, with the Aeronautical Development Agency, India (“ADA”) in the first quarter, for the engineering service and consulting practice. The company has a firm commitment to share revenues with ADA for a maximum of US$ 5 million (Rs. 24.50), payable by 10 years of the contract date. The ownership of intellectual property in AUTOLAY will transfer to the company on remittance of the consideration to ADA. The committed consideration is recorded as IPR. Management estimates the useful life of the IPR as five years.

Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, India in the third quarter. The arrangement allows the company to make proprietary modifications to source code and transfer certain other rights in ILink to third parties for use along with its banking products. The consideration amounts to Rs. 0.65. Management estimates the useful life of the license as one year.

17.2.14 Investments

During the year ended March 31, 2003 the company invested Rs. 0.27 in M-Commerce Ventures Pte Limited, Singapore (“M-Commerce”) for 10 ordinary shares of face value Singapore $ (“S$”) 1 each, fully paid at par and 90 redeemable preference shares of face value S$ 1 each, fully paid for a premium of S$ 1,110. Accordingly, the aggregate investment in M-Commerce as at March 31, 2003 amounts to Rs. 2.11.

Current liabilities includes an amount of Rs. 2.94 received from Workadia Inc., towards recovery of investment that is pending clearance from regulatory authorities for setting of against the investment.

17.2.15 Unbilled revenue

Unbilled revenue as at March 31, 2003 amounts to Rs. 93.64 primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time-frame contracts until the balance sheet date.

17.2.16 Segment reporting

Infosys’ operations predominantly relate to providing technology and services, delivered to customers globally, operating in various industry segments. Accordingly, service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, energy, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Infosys believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in Infosys’ business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liability are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	1,368.06	597.84	551.81	414.55	707.72	3,639.98
Identified operating expenses	550.44	243.93	186.64	132.45	263.08	1,376.54
Allocated expenses	389.27	157.35	150.37	109.25	187.58	993.82

Segmental operating income	428.35	196.56	214.80	172.85	257.06	1,269.62
Unallocable expenses						190.34

Operating income						1,079.28
Other income (expense), net						76.49

Net profit before taxes						1,155.77
Income taxes						201.00

Net profit after taxes						954.77

Geographic segments

Year ended March 31, 2003

	North America	Europe	India	Rest of the world	Total

Revenues	2,656.47	643.35	78.57	261.59	3,639.98
Identifiable operating expenses	1,056.94	224.82	17.96	76.82	1,376.54
Allocated expenses	721.28	170.61	28.87	73.06	993.82

Segmental operating income	878.25	247.92	31.74	111.71	1,269.62
Unallocable expenses					190.34

Operating income					1,079.28
Other income (expense), net					76.49

Net profit before taxes					1,155.77
Income taxes					201.00

Net profit after taxes					954.77

17.2.17 Cumulative convertible preference shares

Progeon issued 43,75,000 0.0005% cumulative convertible preference shares of par value Rs. 100/- each at a premium of Rs. 12/- per share to Citicorp International Finance Corporation (“Citicorp”), on June 24, 2002. The total cash consideration received was Rs. 49.00, comprising Rs. 43.75 and Rs. 5.25, respectively towards preference share capital and share premium.

Unless earlier converted pursuant to an agreement in this behalf between Progeon and Citicorp, all the convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) Date or (ii) June 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any decision of the Board of Directors to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value Rs. 10/- each.

In the event of any liquidation, dissolution or winding up of Progeon, either voluntary or involuntary, each holder of the preference shares will be paid an amount of Rs. 112/- per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of Progeon to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

17.2.18 Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. Accordingly, the company provided for an aggregate amount of Rs. 23.77, during the year ended March 31, 2003, which consists of Rs. 0.75 to JASDIC Park Company, Japan; Rs. 6.85 to Asia Net Media (BVI) Ltd., the British Virgin Islands; Rs. 8.95 to OnMobile Systems, Inc. (formerly OnScan, Inc.), USA; Rs. 7.21 to Workadia Inc., USA; Rs.10,350/- to The Saraswat Co-operative Bank Limited, India and Rs.10/- to Software Services Support Education Center Limited.

17.2.19 Reconciliation of basic and diluted shares used in computing earnings per share

Year ended March 31, 2003

Number of shares considered as basic weighted average shares outstanding	6,62,11,068
Add: Effect of dilutive issues of shares / stock options	6,05,753

Number of shares considered as weighted average shares and potential shares outstanding	6,68,16,821

Consolidated cash flow statement for the year ended March 31,

	in Rs. crore

	Schedules	2003

CASHFLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,155.77
Adjustments to reconcile profit before tax to cash provided
By operating activities
(Profit) / Loss on sale of fixed assets		(0.01)
Depreciation and amortization		190.34)
Interest income		(80.67)
Effect of deferred taxes		(12.59)
Provisions on long-term investments		23.77
Income taxes paid during the period	1	(219.95)
Changes in current assets and liabilities
Sundry debtors		(181.92)
Loans and advances	2	(132.38)
Current liabilities and provisions	3	163.04

NET CASH GENERATED BY OPERATING ACTIVITIES		905.40

CASHFLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital		49.00
Proceeds on exercise of stock options		13.52
Dividends paid during the period, including dividend tax		(165.49)

NET CASH USED IN FINANCING ACTIVITIES		(102.97)

CASHFLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	4	(225.82)
Proceeds on disposal of fixed assets		0.33
Long-term investments in securities	5	(0.27)
Interest income		80.67

NET CASH USED IN INVESTING ACTIVITIES		(145.09)

Net (decrease) / increase in cash and cash equivalents during the period		657.34
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		1,026.96

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	1,684.30

NOTES ON THE STATEMENT OF CASH FLOWS	7

This is the Cash Flow Statement referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer and	Director
		President and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director and Chief Financial Officer	Director	Company Secretary and
Vice President — Finance

Bangalore
April 10, 2003

Schedules to the statement of consolidated cash flows for the year ended March 31,

			in Rs. crore

			2003

1	INCOME TAXES PAID DURING THE PERIOD
	Charge as per the Profit and Loss Account		201.00
	Add:	Increase in advance income taxes	54.19
		(Increase) / Decrease in income tax provision	(35.24)

			219.95)

2	CHANGE IN LOANS AND ADVANCES DURING THE PERIOD
	As per the Balance Sheet		913.46
	Less:	Deposits with financial institutions and body corporate, included in cash and cash equivalents	(337.76)
		Advance income taxes separately considered	(290.44)
			285.26
	Less:	Opening balance considered	(152.88)

			132.38

3	CHANGE IN CURRENT LIABILITIES AND PROVISIONS DURING THE PERIOD
	As per the Balance Sheet		707.81
	Add / (Less):
		Provisions separately considered in the cash flow Statement:
		Income taxes	(274.81)
		Dividends	(96.05)
		Dividend tax	(12.30)

			324.65
	Less:	Non cash transactions — (refer to note 7.3)	(24.50)
	Less:	Opening balance considered	(137.11)

			163.04

4	PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the Balance Sheet		323.60
	Less:	Non cash transactions — (refer to Note 7.3)	(24.50)
	Less:	Opening Capital work-in-progress	(150.67)
	Add:	Closing Capital work-in-progress	77.39

			225.82

5	LONG-TERM INVESTMENTS IN SECURITIES DURING THE PERIOD
	As per the Balance Sheet		20.95
	Add:	Provisions on investments	23.77
	Less:	Opening balance considered	(44.45)

			0.27

6	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet		1,346.54
	Add:	Deposits with financial institutions and body corporate, included herein	337.76

			1,684.30

7	NOTES ON THE STATEMENT OF CASH FLOWS

7.1	Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing, and investing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

7.2	The balance of cash and cash equivalents includes Rs. 1.60 as at March 31, 2003 set aside for payment of dividends.

7.3	During the year ended March 31, 2003, the company entered into an agreement with the Aeronautical Development Agency, India for acquiring the intellectual property rights in AUTOLAY, a commercial software application product used in the design of high performance structural systems. The agreement requires the company to pay a consideration of $ 5 million (approximately Rs. 24.50) by 10 years of the contract date. The intellectual property has been recorded in the books of account along with the corresponding liability, which in substance is a non-cash transaction and hence has been excluded in the statement of cash flows.

7.4	This being the first year of presentation of consolidated cash flow statement, prior period comparatives have not been provided.

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary company

1.	Name of the subsidiary	:	Progeon Limited

2.	Financial period ended	:	March 31, 2003

3.	Holding company’s interest	:	100% in equity shares

4.	Shares held by the holding company in the subsidiary	:	1,22,50,000 equity shares of Rs. 10 each fully paid up amounting to Rs. 12,25,00,000

5.	The net aggregate of profits or losses for the current period of the subsidiary so far as it concerns the members of the holding company

	a. dealt with or provided for in the accounts of the holding company	:	Nil

	b. not dealt with or provided for in the accounts of the holding company	:	Loss: Rs. 3,15,55,444

6.	The net aggregate of profits or losses for previous financial years of the subsidiary so far as it concerns the members of the holding company	:	Not applicable, since this the first period of operations of the subsidiary.

a. dealt with or provided for in the accounts of the holding company

b. not dealt with or provided for in the accounts of the holding company

	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer and	Director
		President and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director and Chief Financial Officer	Director	Company Secretary and
Vice President — Finance

Bangalore
April 10, 2003

Progeon Limited, subsidiary of Infosys Technologies Limited

Registered Office:	Board of directors		Auditors

Plot No. 26/3, 26/4 & 26/6	Mr. T. V. Mohandas Pai	Prof. Jayanth R. Varma	M/s Bharat S. Raut & Co.
Electronics City, Hosur Road	Chairman	Director	Chartered Accountants
Bangalore — 561229.			Bangalore
	Mr. Akshaya Bhargava	Mr. Dipak Kumar Rastogi
	Managing Director and	Director
Chief Executive Officer
Mr. Ajay Relan
	Mr. S. D. Shibulal	Alternate Director to
	Director	Mr. Dipak Kumar Rastogi

Financial statements of Progeon Limited

Directors’ report

To the members,
Your directors are pleased to present their first report on the business and operations of your company for the period from April 3, 2002 to March 31, 2003.

Company’s overview

Your company was incorporated on April 3, 2002 to provide business process management services to organizations that outsource their business processes. Your company is a majority owned and controlled subsidiary of Infosys Technologies Limited with equity participation from Citicorp International Finance Corporation. Leveraging the benefits of service delivery globalization, process redesign and technology, your company drives efficiency and cost effectiveness into clients’ business processes thereby improving clients’ competitive positioning by managing their core business processes in addition to providing increased value.

Financial results

in Rs. crore except per share data*

Period ended March 31, 2003

Revenue from business process management services	20.85
Cost of revenues	14.49
Gross profit	6.36
Selling and marketing expenses	4.75
General and administration expenses	5.93
Operating loss	4.32
Interest	—
Depreciation	1.39
Operating loss after interest and depreciation	5.71
Other income	2.56
Loss before tax	3.15
Provision for tax	—
Loss after tax	3.15

Loss per share (equity shares, par value Rs.10 each)
Basic	3.32
Diluted	3.32

*	1 crore equals 10 million

*	1 lakh equals 100,000

Issue of share capital

Your company issued 1,22,50,000 equity shares of Rs. 10 each fully paid to Infosys Technologies Limited and 43,75,000 cumulative convertible preference shares of Rs. 100 each fully paid, at a premium of Rs. 12 per share, to Citicorp International Finance Corporation. As of March 31, 2003, the total outstanding issued, subscribed and paid up capital of your company was 1,66,25,000 shares comprising 1,22,50,000 equity shares and 43,75,000 cumulative convertible preference shares.

Business

Your company performed reasonably well in its first period of operations in an environment of global slowdown. A total of three customers in banking and financial services and two customers in the telecommunications industry verticals were added.

The period also saw your company scaling up on the human resources and infrastructure front. Net of separations, 539 employees were added. Your company also leased 67,535 square feet of facilities at Bangalore from Infosys Technologies Limited, from which its operations are conducted. To accelerate the sales effort in overseas markets, sales and marketing offices were opened in Fremont, Quincy, New Jersey and Dallas in the United States and Croydon in the United Kingdom.

Export revenues amounted to Rs. 18.78 crore of which Rs. 16.34 crore was from the United States and Rs. 2.44 crore from the United Kingdom.

Your company remains optimistic about long-term opportunities, while simultaneously meeting short term challenges. Your company is responding to long-term opportunities by enhancing customer focus and building an efficient sales and delivery engine. Your company is closely monitoring the market situation and believes that its business model coupled with prudent risk management practices will give it a sustainable long-term competitive advantage. Your company will aggressively pursue new opportunities, and will ensure adequate internal preparedness to take maximum advantage of such opportunities.

Corporate governance

The recent worldwide business failures coupled with the current economic downturn have combined to create a very demanding financial reporting environment. All these have resulted in a larger focus on corporate governance issues by companies. Your company benchmarks its corporate governance policies with the best in the world.

Your company has complied with all norms of corporate governance applicable to unlisted public companies as envisaged under the Companies Act, 1956. It has constituted an audit committee and a compensation committee in accordance with the provisions of the Companies Act, 1956.

Composition of committees

1.	Audit committee

As of March 31, 2003, the audit committee consists of the following members:

Prof. Jayanth R. Varma — Chairman	Dipak Kumar Rastogi	T. V. Mohandas Pai

During the period ended March 31, 2003 the audit committee met twice. The primary objective of the audit committee is to monitor and provide effective supervision of the management’s financial reporting process with a view to ensure accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting.

The audit committee oversees the work carried out in the financial reporting process — by the management, the internal auditors and the independent auditor — and notes the processes and safeguards employed by each.

2.	Compensation committee

As of March 31, 2003, the compensation committee consists of the following members:

Prof. Jayanth R. Varma — Chairman	Dipak Kumar Rastogi	T. V. Mohandas Pai.

During the period, the compensation committee met once. The compensation committee has the mandate to review and recommend the compensation payable to the executive directors and senior management of the company. It also administers the company’s stock option plans, including the review and grant of stock options to eligible employees under the plans.

Details of remuneration and grant of stock options to Managing Director and CEO

The board of directors appointed Mr. Akshaya Bhargava as Managing Director and Chief Executive Officer of the Company, with effect from November 4, 2002. Mr. Bhargava’s appointment was approved by the Central Government vide their letter 1/491/2002-CL.VII dated March 20, 2003.

The details of remuneration payable to Mr. Bhargava are set out below.

(in Rupees p.m.)

Salary and allowances	1,41,667
Provident fund, gratuity and superannuation contributions	19,436
Performance incentive	83,333

2,44,436

Mr. Bhargava’s appointment and service contract is for an initial term of five years. This contract is terminable on either side upon six months written notice and without any severance fees. In addition to this, Mr. Bhargava is also granted options to purchase 12,25,000 equity shares of the company at an exercise price of Rs. 33 per option. The stock options vest over a period of one to six years from the date of their grant.

Responsibility statement of the board of directors

The directors’ responsibility statement setting out compliance with the accounting and financial reporting requirements specified under Section 217(2AA) of the Companies (Amendment) Act, 2000, in respect of the financial statements, is annexed to this report.

Employees Stock Option plan (ESOP)

2002 Stock Offer Plan (the 2002 plan)

	Description	Details

1	Total number of shares reserved under the 2002 plan	52,50,000
2	Options granted during the year	18,01,175
3	Pricing formula	Above fair market value as of the date of the grant
4	Options vested as of March 31, 2003	Nil
5	Options exercised	Nil
6	Total number of shares arising as a result of exercise of options	Nil
7	Options lapsed	Nil
8	Variations of the terms of options	None
9	Money raised on exercise of options	Nil
10	Total number of options in force at the end of the year	18,01,175
11	Grant to senior managerial personnel
	Akshaya Bhargava	12,25,000
	Rajiv Kucchal	3,28,125
	Sumanth Cidambi	43,750
12	Employees receiving 5% or more of the total number of options granted during the year	None
13	Identified employees who were granted options, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of the grant	One, Akshaya Bhargava

Fixed deposits

Your company has not accepted any fixed deposits and, consequently, no amount of principal or interest was outstanding as of the balance sheet date.

Directors

Mr. V. Balakrishnan, Mr. U. Ramadas Kamath and Mr. Nityanandan Radhakrishnan, the first directors of the company resigned from the directorship of the company.

Mr. Phaneesh Murthy who was co-opted as an Additional Director, also resigned from the directorship of the company. The Directors’ place on record the sincere appreciation for the services rendered by all the directors.

Mr. T. V. Mohandas Pai, Mr. S. D. Shibulal, Prof. Jayanth R. Varma and Mr. Dipak Kumar Rastogi were co-opted as Additional Directors to the Board. Their appointment as directors requires the approval of the members at the ensuing Annual General Meeting.

Auditors

The auditors, Bharat S. Raut & Co, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under subsection (1)(e) of section 217 of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are annexed to this report.

Particulars of employees

As required under the provisions of section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the name and other particulars of applicable employees are annexed to this report.

Acknowledgments

Your directors thank the company’s clients, vendors, investors and bankers for their continued support during the year. Your directors place on record their appreciation of the contribution made by employees at all levels, who, through their competence, hard work, solidarity, cooperation and support, have enabled the company to achieve growth.

Your directors thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, Software Technology Parks – Bangalore, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the state government, and other government agencies for their support, and look forward to their continued support in the future.

For and on behalf of the board of directors

Bangalore	T. V. Mohandas Pai	Akshaya Bhargava
April 7, 2003	Chairman	Managing Director and
Chief Executive Officer

Annexure to the directors’ report

a)	Information as required under Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, and forming part of the directors’ report for the period ended March 31, 2003

Sl.No	Name	Designation	Qualification	Age	Date of	Experience	Gross	Previous
				(Years)	joining	(Years)	remuneration	employment
							(Rs.)	– Designation

1	Akshaya Bhargava	Managing Director and Chief Officer Executive	B.A.(Economics), Masters in Business Administration	46	4.11.2002	22	12,22,180	Citibank N.A. Head – Global Product Management

Notes:

1.	Mr. Bhargava was employed for a part of the period

2.	Remuneration includes basic salary, allowances and taxable value of perquisites.

3.	None of the employees is related to any director of the company.

4.	None of the employees owns more than 1% of the outstanding shares of the company as on March 31, 2003.

For and on behalf of the board of directors

Bangalore	T. V. Mohandas Pai	Akshaya Bhargava
April 7, 2003	Chairman	Managing Director and
Chief Executive Officer

b)	Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

1.	Conservation of energy

The operations of your company are not energy-intensive. However, adequate measures were taken to reduce energy consumption by using energy-efficient computers and by the purchase of energy-efficient equipment. Your company constantly evaluates new technologies and invests in them to make its infrastructure more energy-efficient.

2.	Research and Development (R&D)

a.	R&D initiatives at institutes of national importance	:	As the company was
b.	Specific areas for R&D at your company	:	incorporated on April 3, 2002
c.	Benefits derived as a result of R&D activity	:	there are no matters
d.	Future plan of action	:	to report

e.	Expenditure on R&D for the period ended March 31, 2003	:	Nil

3.	Technology absorption, adaptation and innovation

     Not applicable

4.	Foreign exchange earnings and outgo

a.	Activities relating to exports, initiatives taken to increase exports, developments of new export markets for product and services, and export plans.

Your company has established marketing offices in the United States and the United Kingdom. These offices are staffed with adequate sales and marketing specialists who sell your company’s services to large international clients. Further, your company plans to take part in several international exhibitions to promote its services.

b.	Foreign exchange earned and used for the period from April 3, 2002 through March 31, 2003 in Rs. crore

Foreign exchange earnings	11.19
Foreign exchange outgo (including capital goods and imported software packages)	6.66

For and on behalf of the board of directors

Bangalore	T. V. Mohandas Pai	Akshaya Bhargava
April 7, 2003	Chairman	Managing Director and
Chief Executive Officer

Annexure to the directors’ report

c)	Directors’ Responsibility Statement as required under Section 217 (2AA) of the Companies (Amendment) Act, 2000

The financial statements are prepared in conformity with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to the company, on the historical cost convention and on the going concern and accrual basis. There are no material departures from the prescribed accounting standards in their adoption. The accounting policies used in the preparation of the financial statements were consistently applied, except where otherwise stated in the notes accompanying the financial statements.

The board of directors and the management of your company accept responsibility for the integrity and objectivity of these financial statements. The estimates and judgments relating to the financial statements were made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present the company’s state of affairs. To ensure this, the company has taken proper and sufficient care in installing a system of internal control and accounting records, for safeguarding assets, and for preventing and detecting frauds as well as other irregularities, which is reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurances that the established policies and procedures of the company were consistently followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls and accounting.

The financial statements were audited by Bharat S. Raut & Co., Chartered Accountants, the independent auditors.

The audit committee of your company meets periodically with the internal auditors and the independent auditors to review the manner in which these auditors are performing their responsibilities, and to discuss auditing, internal control and financial reporting issues. To ensure complete independence, the independent auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

For and on behalf of the board of directors

Bangalore	T. V. Mohandas Pai	Akshaya Bhargava
April 7, 2003	Chairman	Managing Director and
Chief Executive Officer

Auditors’ report to the members of Progeon Limited

We have audited the attached Balance Sheet of Progeon Limited (the Company), as at March 31, 2003 and also the Profit and Loss Account for the period from April 3, 2002 through March 31, 2003 annexed thereto and the Cash Flow Statement for the period from April 3, 2002 through March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor’s Report) Order, 1988 issued by the Central Government of India in terms of section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(i)	we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(ii)	in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

(iii)	the Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

(iv)	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(v)	on the basis of written representations received from the directors, as on March 31, 2003, and taken on record by the Board of Directors, we report that none of the directors are disqualified as on March 31, 2003 from being appointed as a director in terms of Section 274 (1) (g) of the Companies Act, 1956;

(vi)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

a.	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003;

b.	in the case of the Profit and Loss Account, of the loss for the period from April 3, 2002 through March 31, 2003; and

c.	in the case of Cash Flow Statement, of the cash flows for the period from April 3, 2002 through March 31, 2003.

for Bharat S. Raut & Co.
Chartered Accountants

Bangalore	S. Balasubrahmanyam
April 7, 2003	Partner

Annexure to the auditors’ report

The Annexure referred to in the auditors’ report to the members of Progeon Limited (the Company) for the period from April 3, 2002 through March 31, 2003.

We report that:

The matters contained in sub paragraph 4(A) (xx), 4(B)(ii), 4(C) and 4(D) of the Manufacturing and Other Companies (Auditor’s Report) Order, 1988, are not applicable to the Company.

Internal controls

1.	In our opinion and according to the information and explanations given to us, having regard to the explanations that certain items purchased are of a special nature in respect of which suitable alternative sources do not exist for obtaining comparative quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of computer hardware and software, consumables, plant and machinery, equipment and other assets. The activities of the Company do not involve the sale of goods.

2.	In our opinion and according to the information and explanations given to us, in respect of the service activities, the Company, commensurate with the size and the nature of its business, has a reasonable system of:

•	allocating man-hours utilised to each project; and

•	authorisation at proper levels and control over the allocation of labour costs to each project.

3.	In our opinion, the Company has an internal audit system, commensurate with its size and the nature of its business.

Fixed assets

4.	The Company has maintained proper records of fixed assets showing full particulars, including quantitative details and location. The Company has a regular programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this programme, certain fixed assets were physically verified by Management during the period and no material discrepancies were identified on such verification.

5.	None of the fixed assets were revalued during the period.

Inventories

6.	The Company has not maintained any inventories during the period and consequently, paragraphs 4(A)(iii) to 4(A)(vi), 4(A)(xii), 4(A)(xiv) and 4(A)(xvi) of the Manufacturing and Other Companies (Auditor’s Report) Order, 1988, are not applicable in relation to its activities.

Loans and advances

7.	The parties to whom loans or advances in the nature of loans were given by the Company are regular in repaying the principal amounts as stipulated and interest where applicable.

8.	The Company has not taken any loans, secured or unsecured, from companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interests of the Company.

9.	The Company has not granted any loans, secured or unsecured, to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to companies under the same management as defined under Section 370(1B) of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interests of the Company.

Transactions with parties under Section 301 of the Companies Act, 1956

10.	In our opinion, and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 as aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials, or services or the prices at which transactions for similar goods or services have been made with other parties.

Fixed deposits

11.	The Company has not accepted any deposits from the public and consequently the provisions of Section 58A of the Companies Act, 1956, and the rules framed thereunder are not applicable.

Staff welfare

12.	Provident Fund dues were regularly deposited during the period with the appropriate authorities. The provisions of the Employees’ State Insurance Act, 1948 are not applicable to the Company.

13.	On the basis of the examination of the books of account carried out by us in accordance with generally accepted auditing practices and according to the information and explanations given to us, no personal expenses of employees or directors were charged to the profit and loss account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

Taxation

14.	According to the information and explanations given to us, there are no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty that were outstanding as at March 31, 2003 for a period of more than six months from the dates that they became payable.

for Bharat S. Raut & Co.
Chartered Accountants

Bangalore	S. Balasubrahmanyam
April 7, 2003	Partner

Balance Sheet as at March 31,

		in Rs.

	Schedules	As of March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	56,00,00,000
Reserves and surplus	2	5,25,00,000

		61,25,00,000

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,72,88,082
Less: Depreciation		1,38,67,041

Net book value		4,34,21,041
Capital work-in-progress and advances		82,74,650

		5,16,95,691
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	4	6,50,84,452
Cash and bank balances	5	10,30,61,705
Loans and advances	6	40,68,60,595

		57,50,06,752
Less: Current liabilities and provisions	7	4,57,57,887

NET CURRENT ASSETS		52,92,48,865
PROFIT AND LOSS ACCOUNT		3,15,55,444

		61,25,00,000

The schedules referred to above and the notes thereon form an integral part of the balance sheet.

This is the balance sheet referred to in our report of even date.

for Bharat S. Raut & Co.	for Progeon Limited
Chartered Accountants

S. Balasubrahmanyam	T. V. Mohandas Pai	Akshaya Bhargava	S. D. Shibulal	Prof. Jayanth R. Varma
Partner	Chairman and Director	Managing Director and	Director	Director
Chief Executive Officer

	Ajay Relan	Sumanth Cidambi	N. R. Ravikrishnan
	Director	Head – Finance and	Company Secretary
Administration

Bangalore
April 7, 2003

Profit and Loss Account for the period ended March 31,

		in Rs. except share data

	Schedules	Period from April 3, 2002
		through March 31, 2003

INCOME
Revenues from business process management services		20,85,39,422
COST OF REVENUES	8	14,49,38,586

GROSS PROFIT		6,36,00,836
SELLING AND MARKETING EXPENSES	9	4,75,35,154
GENERAL AND ADMINISTRATION EXPENSES	10	5,93,04,115

OPERATING LOSS		4,32,38,433
Interest		–
Depreciation		1,38,67,041

OPERATING LOSS AFTER INTEREST AND DEPRECIATION		5,71,05,474
Other income / (expense), net	11	2,55,50,030

LOSS BEFORE TAX		3,15,55,444
Provision for taxation		–

NET LOSS AFTER TAX		3,15,55,444

LOSS PER SHARE (Equity shares, par value Rs.10 each)
Basic		(3.32)
Diluted		(3.32)
Number of shares used in computing loss per share
Basic		94,94,077
Diluted		94,94,077

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	12

The schedules referred to above and the notes thereon form an integral part of the profit and loss account.

This is the profit and loss account referred to in our report of even date.

for Bharat S. Raut & Co.	for Progeon Limited
Chartered Accountants

S. Balasubrahmanyam	T. V. Mohandas Pai	Akshaya Bhargava	S. D. Shibulal	Prof. Jayanth R. Varma
Partner	Chairman and Director	Managing Director and	Director	Director
Chief Executive Officer

	Ajay Relan	Sumanth Cidambi	N. R. Ravikrishnan
	Director	Head – Finance and	Company Secretary
Administration

Bangalore
April 7, 2003

Schedules to the balance sheet

in Rs.

As of March 31, 2003

1. SHARE CAPITAL
AUTHORIZED
Equity Shares, Rs.10 par value
2,71,25,000 equity shares	27,12,50,000
0.0005% Cumulative Convertible Preference Shares, Rs.100 par value
43,75,000 preference shares	43,75,00,000

70,87,50,000

ISSUED, SUBSCRIBED AND PAID UP
Equity Shares, Rs.10 par value
1,22,50,000 equity shares fully paid up	12,25,00,000
(Of the above, 1,22,49,993 equity shares are held by Infosys Technologies Limited, the company’s holding company and seven equity shares are beneficially held on behalf of Infosys Technologies Limited by the subscribers to the Memorandum of Association)
0.0005% Cumulative Convertible Preference Shares, Rs.100 par value
43,75,000 preference shares, fully paid up (also refer to Note 12.2.10)	43,75,00,000

56,00,00,000

During the period, the Company issued 18,01,175 options to buy equity shares of Rs. 10 each, fully paid, all of which were outstanding as of March 31, 2003.

2. RESERVES AND SURPLUS SHARE PREMIUM ACCOUNT
Share premium account as at April 3, 2002 (date of incorporation)	–
Add: Received during the period on issue of shares	5,25,00,000

5,25,00,000

3. FIXED ASSETS

Assets	Original cost				Depreciation			Net book value

	Cost as of	Additions	Deletions	Cost as of	As of	For the	Deductions	As of	As of
	April 3,	during the	during the	March 31,	April 3,	period	during the	March 31,	March 31,
	2002	period	period	2003	2002		period	2003	2003

Computer equipment	–	5,66,50,692	–	5,66,50,692	–	1,36,51,879	–	1,36,51,879	4,29,98,813
Plant and machinery	–	4,44,949	–	4,44,949	–	1,98,783	–	1,98,783	2,46,166
Furniture and fixtures	–	1,92,441	–	1,92,441	–	16,379	–	16,379	1,76,062

	–	5,72,88,082	–	5,72,88,082	–	1,38,67,041	–	1,38,67,041	4,34,21,041

As of March 31, 2003

4. SUNDRY DEBTORS
(Unsecured considered good)
Debts outstanding for a period less than six months	6,50,84,452

6,50,84,452

5. CASH AND BANK BALANCES
Cash on hand	11,872
Balances with scheduled banks
in current accounts	5,19,55,492
in deposit accounts in Indian rupees	5,05,00,000
Balances with non-scheduled banks
in current accounts	5,94,341

10,30,61,705

Balances with non-scheduled banks as at March 31, 2003
In current accounts
Citibank N. A., Delaware	2,24,342
Citibank N. A., London	3,69,999
Maximum balances held in non-scheduled banks during the period
In current accounts
Citibank N. A., Delaware	2,24,342
Citibank N. A., London	3,69,999

Schedules to the balance sheet and profit and loss account

in Rs.

As of March 31, 2003

6. LOANS AND ADVANCES
(Unsecured, considered good)
Advances recoverable in cash or in kind or for value to be received
Prepaid expenses	1,33,36,766
Travel and other advances	1,17,42,902

2,50,79,668
Deposits with financial institution / bodies corporate	35,47,59,657
Deposits with government authorities	25,000
Other assets	24,28,599
Rental deposits	40,000
Tax deducted at source	44,90,092
Unbilled revenues	2,00,37,579

40,68,60,595

7. CURRENT LIABILITIES AND PROVISIONS
Sundry creditors
for capital goods	85,47,819
for accrued salaries and benefits
salaries and allowances	20,45,957
bonus and incentives	14,88,531
retirement benefits	22,71,861
Provision for expenses	1,86,01,879
Withholding and other taxes payable	29,87,547
Others	8,39,902

3,67,83,496
Deferred revenues	89,74,391

4,57,57,887

Period from April 3, 2002
through March 31, 2003

8. COST OF REVENUES
Salaries and bonus including overseas staff expenses	2,96,61,393
Staff welfare	12,09,272
Contribution to provident and other funds	58,09,975
Foreign travel expenses	3,44,33,544
Traveling and conveyance	50,79,918
Cost of software packages for own use	40,54,815
Cost of software packages for service delivery to clients	10,88,329
Communication expenses	1,18,77,654
Rent	1,27,97,483
Consultancy charges	3,83,65,236
Consumables	5,60,967

14,49,38,586

9. SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	3,58,98,917
Brand building	28,24,009
Sales commission	19,55,000
Professional charges	15,77,139
Staff welfare	44,446
Foreign travel expenses	32,18,310
Consumables	15,452
Cost of software packages for own use	16,417
Communication expenses	36,933
Traveling and conveyance	83,516
Rent	3,46,143
Telephone charges	3,81,588
Printing and stationery	99,933
Advertisement	77,090
Office maintenance	1,97,745
Power and fuel	16,210
Insurance charges	11,750
Rates and taxes	21,151
Marketing expenses	4,80,731
Sales promotion expenses	31,809
Other miscellaneous expenses	2,00,865

4,75,35,154

Schedules to the profit and loss account

in Rs.

Period from April 3, 2002
through March 31, 2003

10. GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus	1,73,78,750
Staff welfare	1,02,341
Contribution to provident and other funds	12,02,261
Traveling and conveyance	22,57,221
Rent	63,73,315
Telephone charges	7,09,346
Legal and professional charges	67,46,548
Office maintenance	10,90,970
Power and fuel	38,87,596
Recruitment and training charges	40,51,252
Insurance charges	17,67,771
Rates and taxes	48,87,242
Auditor’s remuneration
audit fees	2,10,000
out-of-pocket expenses	20,000
Bank charges and commission	1,13,927
Postage and courier	47,482
Professional membership and seminar participation fees	2,41,127
Miscellaneous expenses	18,47,451
Cost of software packages for own use	63,40,597
Consumables	28,918

5,93,04,115

11. OTHER INCOME / EXPENSE (NET)
Interest income
On deposits with financial institution / bodies corporate	2,34,43,657
On deposits with banks	27,29,636
Exchange differences	(6,23,263)

2,55,50,030

Tax deducted at source on interest income	44,90,092

12.     Significant accounting policies and notes on accounts

Company overview

Progeon Limited (“Progeon” or the “company”) was incorporated on April 3, 2002 to provide business process management services to organizations that outsource their business processes. Progeon is a majority owned and controlled subsidiary of Infosys Technologies Limited (“Infosys”, NASD NM: INFY). Leveraging the benefits of service delivery globalization, process redesign and technology, Progeon drives efficiency and cost effectiveness into client’s business processes. The company helps clients improve their competitive positioning by managing their core business processes in addition to providing increased value.

12.1 Significant accounting policies

12.1.1 Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) on the accrual basis. GAAP comprises accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and the provisions of the Companies Act, 1956. All amounts are stated in Indian Rupees, except as otherwise specified.

The preparation of the financial statements in conformity with GAAP requires that the management of the company make estimates and assumptions that affect the reported amounts of income and expenses of the period, reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as of the date of the financial statements. Examples of such estimates include expected development costs to complete business process management service contracts, provisions for doubtful debts, provision for income taxes and the useful lives of fixed assets. Actual results could differ from those estimates.

12.1.2 Revenue recognition

The company derives its revenues primarily from business process management services, on both the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. When the company receives advances for its services, such amounts are reported as client deposits until all conditions for revenue recognition are met.

12.1.3 Expenditure

The cost of software user licenses purchased for rendering business process management services is charged to revenue at the time of acquisition. Charges relating to non-cancelable, long-term operating leases are computed on the basis of the lease rentals payable as per the relevant lease agreements. Provisions are made for all known losses and liabilities, future unforeseeable factors that may affect the profit on fixed-price business process management contracts.

12.1.4 Fixed assets and capital work-in-progress

Fixed assets are stated at cost, after reducing accumulated depreciation until the date of the balance sheet. Direct costs are capitalized until the assets are ready for use and include financing costs relating to any borrowing attributable to acquisition. Capital work-in-progress includes the cost of fixed assets that are not yet ready for their intended use and advances paid to acquire fixed assets before the balance sheet date.

12.1.5 Depreciation

Depreciation on fixed assets is determined using the straight-line method based on useful lives of assets as estimated by the company. Depreciation for assets purchased / sold during the period is proportionately charged. Individual assets acquired for less than Rs. 5,000/- are entirely depreciated in the year of acquisition. Management estimates the useful lives for the various fixed assets as follows:

Computer equipment	Two years
Plant and machinery	Five years
Furniture and fixtures	Five years

12.1.6 Retirement benefits to employees

12.1.6a  Gratuity

In accordance with the Payment of Gratuity Act, 1972, Progeon provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to eligible employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation.

12.1.6b  Superannuation

Certain employees of Progeon are also eligible for superannuation benefits. The company makes monthly provisions for superannuation benefits based on a specified percentage of each covered employee’s salary. The company has no further obligations beyond its monthly provisions.

12.1.6c  Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a Government-administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

12.1.7 Foreign currency transactions

Revenue from overseas clients and collections deposited in bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of bank accounts are reported at a rate that approximates the actual monthly rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise. Current assets and current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

12.1.8 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded as considered appropriate for matters under appeal due to disallowances or for other reasons.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.

12.1.9 Earnings per share

In determining earnings / (loss) per share, the company considers the net profit / (loss) after tax. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of basic and dilutive common equivalent shares outstanding during the period, except where the result would be anti-dilutive. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date.

12.2 Notes to financial statements

The company was incorporated on April 3, 2002 and obtained its certificate of commencement of business on April 18, 2002. This being the first period of operations, prior period comparatives are not presented.

12.2.1 Capital commitments and contingent liabilities

The estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances) were Rs. 2,00,51,050 as of March 31, 2003.

12.2.2 Quantitative details

The company is engaged in providing business process management services. The sale of such services cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of services rendered and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

12.2.3 Dues to small-scale industrial undertakings

As of March 31, 2003, the company had no outstanding dues to small-scale industrial undertakings.

12.2.4 Export obligations

The Company has an export obligation towards the Software Technology Parks of India, in respect of duty free capital imports made by it. As of March 31, 2003, the remaining export obligation aggregates Rs. 54,27,14,997 and has to be discharged over a period of four years through March 31, 2007.

12.2.5 Aggregate expenses

Following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956:

in Rs.

Period from April 3, 2002
through March 31, 2003

Salaries and bonus including overseas staff expenses	8,29,39,060
Staff welfare	13,56,059
Contribution to provident and other funds	70,12,236
Foreign travel expenses	3,76,51,854
Consumables	6,05,337
Cost of software packages for service delivery to clients	10,88,329
Cost of software packages for own use	1,04,11,829
Communication expenses	1,19,14,587
Consultancy charges	3,83,65,236
Traveling and conveyance	74,20,655
Rent	1,95,16,941
Telephone charges	10,90,934
Legal and professional charges	83,23,687
Brand building	28,24,009
Sales commission	19,55,000
Office maintenance	12,88,715
Recruitment and training charges	40,51,252
Power and fuel	39,03,806
Insurance charges	17,79,521
Rates and taxes	49,08,393
Auditor’s remuneration
audit fees	2,10,000
out-of-pocket expenses	20,000
Bank charges and commission	1,13,927
Postage and courier	47,482
Professional membership and seminar participation fees	2,41,127
Other miscellaneous expenses	20,48,316
Advertisements	77,090
Marketing expenses	4,80,731
Sales promotion expense	31,809
Printing and stationery	99,933

25,17,77,855

12.2.6 Imports (valued on the cost, insurance and freight basis)

in Rs.

Period from April 3, 2002
through March 31, 2003

Capital goods	5,31,54,472

12.2.7 Expenditure in foreign currency (on the payments basis)

Legal and professional charges	48,37,625
Foreign travel expenses	86,17,643

1,34,55,268

12.2.8 Earnings in foreign currency (on the receipts basis)

Revenues from business process management services	11,19,53,528

12.2.9 Obligations on long-term non-cancelable operating leases

The lease rentals charged during the period amounts to Rs. 1,91,70,798. The maximum obligations on a long-term non-cancelable operating lease payable as per the rentals stated in the respective agreement are as follows:

in Rs.

Lease obligations	As of March 31, 2003

Within one year of the balance sheet date	4,05,21,600
Due in a period between one year and five years	6,14,16,800
Later than five years	–

The operating lease arrangement extends for a maximum of three years from its respective date of inception. This arrangement is entered into with Infosys, for lease of premises. The lease rentals paid are included as a component of services purchased from Infosys (also refer to Note 12.2.13 below).

12.2.10 Cumulative convertible preference shares

The company issued 43,75,000 0.0005% cumulative convertible preference shares of par value Rs. 100 each at a premium of Rs. 12 per share to Citicorp International

Finance Corporation (“Citicorp”), on June 24, 2002. The total cash consideration received was Rs. 49,00,00,000, comprising Rs. 43,75,00,000 and Rs. 5,25,00,000, respectively towards preference share capital and share premium.

Unless earlier converted pursuant to an agreement in this behalf between the Company and Citicorp, all the convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) Date or (ii) June 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any of a decision of the Board of Directors to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value Rs. 10 each.

In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, each holder of the preference shares will be paid an amount of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of the company to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

12.2.11 Provision for taxation

The company has incurred business losses computed in accordance with prevailing tax laws. Accordingly, no provision for current taxes was made for the period ended March 31, 2003. The company benefits from certain significant tax incentives provided to firms rendering business process management services under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”). The Government of India recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started rendering business process management services or March 31, 2009, whichever is earlier. Accordingly, the company believes it to be unlikely that it will be able to realize the benefit of operating loss carry-forwards. Consequently, it has not created any deferred tax asset.

12.2.12 Loans and advances

Deposits with financial institution and bodies corporate comprise:

in Rs.

As of March 31, 2003

Deposits with financial institution:
Housing Development Finance Corporation Limited	15,16,16,096
Deposits with bodies corporate:
GE Capital Services India Limited	20,31,43,561

35,47,59,657

The above amounts include interest accrued but not due amounting to Rs. 47,59,657

Maximum balance held during the period

in Rs.

Period from April 3, 2002
through March 31, 2003

Deposits with financial institution:
Housing Development Finance Corporation Limited	20,11,09,590
Citicorp Finance (India) limited	15,10,75,891
Deposits with bodies corporate:
GE Capital Services India Limited	20,40,69,041

12.2.13 Related party transactions

The company entered into related party transactions during the period with Infosys, the company’s holding company. The transactions with Infosys are set out below.

in Rs.

Particulars	Period from April 3, 2002
through March 31, 2003

Financing transactions – issue of equity shares	12,25,00,000
Purchase of services
Business consulting services	3,55,52,540
Personnel and shared services including facilities	9,61,12,722

13,16,65,262

Sale of services	2,07,54,418

The company has received certain managerial services from Mr. T. V. Mohandas Pai and Mr. S. D. Shibulal, directors of the company who are also directors of Infosys, at no cost.

The company also entered into a financing transaction with Citicorp whereby Citicorp subscribed to preference shares in the company (see Note 12.2.10).

Additionally, the company has placed deposits with Citicorp Finance (India) Limited, amounting to Rs. 15,00,00,000 during the period ended March 31, 2003 and Rs. 5,00,00,000 in deposits with Citibank N.A. These entities are associate companies of Citicorp. As of March 31, 2003, there were no outstanding deposits with these entities.

The company also has a banking relationship with Citibank N.A. The balances held with Citibank N. A. as of March 31, 2003 in current accounts were Rs. 5,17,73,973

The Board of Directors appointed Mr. Akshaya Bhargava as Managing Director and Chief Executive Officer of the Company, with effect from November 4, 2002. Mr. Bhargava’s appointment was approved by the Central Government vide their letter 1/491/2002-CL.VII dated March 20, 2003. Mr. Bhargava’s remuneration for the period ended March 31, 2003 is set out below.

in Rs.

Period from April 3, 2002
through March 31, 2003

Salary and allowances	7,08,335
Provident fund, gratuity and superannuation contributions	97,180
Performance incentive	4,16,665

12,22,180

The particulars of remuneration and benefits paid to other senior management personnel are set out below.

in Rs.

Period from April 3, 2002
through March 31, 2003

Salary and allowances	3,20,586
Provident fund, gratuity and superannuation contributions	54,035
Performance incentive	1,23,864

4,98,485

12.2.14 Managerial remuneration paid to non-whole time directors

Managerial remuneration paid to non-whole time directors comprised only sitting fees which amounted to Rs. 35,000.

Balance sheet abstract and company’s general business profile

Registration details
Registration no	030310
State code	08
Balance sheet date	March 31, 2003

in Rs. thousand

Capital raised during the year
Public issue	–
Rights issue	–
Bonus issue	–
Private placements	61,25,00
Preferential offer of shares under Employees Stock Option Plan	–

Position of mobilization and deployment of funds
Total liabilities	6,58,25,78
Total assets	6,58,25,78

Sources of funds Paid up capital	56,00,00
Reserves and surplus	5,25,00
Secured loans	–
Unsecured loans	–
Application of funds
Net fixed assets	5,16,96
Investments	–
Net current assets	52,92,49
Miscellaneous expenditure	–
Accumulated losses	3,15,55

Performance of the company
Turnover	23,47,13
Total Expenditure	26,62,68
Loss before tax	3,15,55
Extraordinary Income	–
Loss after tax	3,15,55
Loss per share from ordinary activities	3.32
Loss per share including extraordinary income	3.32
Dividend rate (%)	–

Generic names of principal products / services of the company	Business Process Outsourcing
Item code no. (ITC code)	85 24 91 19
Product description	Software – others

	T. V. Mohandas Pai	Akshaya Bhargava	S. D. Shibulal	Prof. Jayanth R. Varma
	Chairman and Director	Managing Director and	Director	Director
Chief Executive Officer

	Ajay Relan	Sumanth Cidambi	N. R. Ravikrishnan
Bangalore	Director	Head – Finance and	Company Secretary
April 7, 2003		Administration

Cash flow statement

in Rs.

Period from April 3, 2002
through March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(3,15,55,444)
Adjustments to reconcile loss before tax to cash provided by operating activities
Depreciation	1,38,67,041
Interest income	(2,61,73,293)
Changes in current assets and liabilities
Sundry debtors	(6,50,84,452)
Loans and advances	(5,21,00,938)
Current liabilities and provisions	4,57,57,887

NET CASH USED IN OPERATING ACTIVITIES	(11,52,89,199)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of share capital	61,25,00,000

NET CASH PROVIDED IN FINANCING ACTIVITIES	61,25,00,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress / advances	(6,55,62,732)
Interest income	2,61,73,293

NET CASH USED IN INVESTING ACTIVITIES	(3,93,89,439)

Net increase in cash and cash equivalents during the period	45,78,21,362
Cash and cash equivalents at the beginning of the period	–

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD*	45,78,21,362

*Cash and cash equivalents aggregating Rs. 45,78,21,362 comprises cash on hand amounting to Rs. 11,872, balances with banks amounting to Rs. 10,30,49,833 and deposits with financial institution/bodies corporate amounting to Rs. 35,47,59,657.

The company was incorporated on April 3, 2002 and obtained its certificate of commencement of business on April 18, 2002. This being the first period of operations, prior period comparatives are not presented.

This is the Cash Flow statement referred to in our report of even date.

for Bharat S. Raut & Co. Chartered Accountants	for Progeon Limited

S. Balasubrahmanyam	T. V. Mohandas Pai	Akshaya Bhargava	S. D. Shibulal	Prof. Jayanth R. Varma
Partner	Chairman and Director	Managing Director and	Director	Director
Chief Executive Officer

	Ajay Relan	Sumanth Cidambi	N. R. Ravikrishnan
	Director	Head – Finance and	Company Secretary
Administration

Bangalore
April 7, 2003

Risk management report

The report sets out the risk management activities taken up by the management of your company in respect of certain key risks facing the corporation. The management cautions the readers that the risks outlined below are not exhaustive and are for information purposes only. This report contains statements, which are forward-looking in nature. Such statements are subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing various risks associated with the company and to refer to the discussions of risks in the company’s earlier Annual Reports and Securities and Exchange Commission filings.

Introduction

The Information Technology (IT) business has several inherent risks, including a dynamic and rapidly changing environment. The evident impact of the challenging environment on businesses, over the past few years, bears testimony to this. It is indeed during such times that a company’s ability to manage risk is put to test. Your company has performed better than the estimates and industry growth rates, even during these tough times.

Your company’s business model is based on four vital elements – Predictability, Sustainability, Profitability and De-risking, which we refer to as our PSPD model. The model helps the management analyze the risk-return trade-off and effectively evaluate the strategic options. In this context, your company’s performance can be attributed, in significant measure, to its resilient business model and its prudent risk management practices.

Risk management structure

The audit committee of the board provides the overall direction on the risk management policies of your company. The board of directors is responsible for monitoring risk levels on various parameters and the management council ensures implementation of mitigation measures. The disclosure committee monitors the risks periodically. The risk management structure is designed to cascade to the line managers so that risks at the transactional level are identified and steps are taken to mitigate risk in a decentralized manner.

Risk management framework

A comprehensive and integrated risk management framework forms the basis of all the de-risking efforts of your company. Prudential norms aimed at limiting exposures are an integral part of this framework. Formal reporting and control mechanisms ensure timely availability of information and facilitate proactive risk management. The framework seeks to address the following risks that management believes can be actively addressed through corporate action:

Environment and market	Organization management

1.	Macro economic factors	5.	Finance	7.	Systems and processes
2.	Competition		5.1. Exchange rates		7.1. Leadership development
3.	Concentration of revenues		5.2. Liquidity		7.2. Human resource management
	3.1. Service offerings		5.3. Leverage		7.3. Process and project management
	3.2. Clients	6.	Regulatory and legal compliance		7.4. Internal control systems
	3.3. Industry		6.1. Contractual commitments		7.5. Security and business continuity
	3.4. Geography		6.2. Statutory compliance		7.6. Currency of technology
4.	Political environment		6.3. Conformity with local laws
6.4. Intellectual property
6.5. Immigration

Your company has insured itself against various types of risks. This includes key insurance cover for Directors and Officers (D&O) and cover for professional Errors and Omissions (E&O). Further, your company has full insurance cover for its entire physical infrastructure. In addition, we have protected our fixed costs and have covered against loss of profits. We have also insured against other contingencies including coverage for lives of all employees in India and abroad, and accident cover for employees.

Environment and market

The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences, and new product and service introductions. The future success of your company depends on its ability to anticipate these advances and develop new product and service offerings to meet client needs. This section of the report details the risks associated with the environment and the market, and our response to the same.

1 Macro economic factors

The spending on IT products and services in most parts of the world has seen a significant decline due to a challenging global economic environment. Your company has succeeded in these challenging times and performed better than the earnings guidance provided. A number of clients have deferred their expenditures for IT services. At the same time, there is an increased interest in leveraging outsourcing for competitive advantage. Your company has experienced pricing pressures during this economic downturn. To manage these economic challenges, your company has taken steps to demonstrate value to its clients and strengthen client relationships. The senior management of your company has invested significant time in personally meeting clients to provide insights, information and assurance, essential to build confidence in the strength of the global delivery model.

2 Competition

The IT services market is highly competitive. Competitors include large global consulting firms, divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms and in-house IT departments of large corporations. The IT services industry is experiencing rapid changes that are affecting the competitive landscape. This includes recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. Some competitors have added, or plan to add, cost-competitive offshore capabilities to their service offerings.

Your company has demonstrated excellence in delivering value to its clients in all its engagements. Accordingly, we are well positioned in our markets, relative to our competitors. However, our competitors may be able to offer services using the ‘onsite-offshore’ model. Anticipating this, your company has taken initiatives to consolidate its pioneer advantage and further strengthen the Global Delivery Model (GDM). Further, we have rigorously evaluated various approaches to deliver new services so that the integration between our onsite and our offshore processes is reinforced.

During fiscal year 2003, your company significantly increased its selling and marketing efforts to increase brand awareness among target clients. This also promotes client loyalty and increases repeat-business among existing clients. Your company conducts annual ‘Client Satisfaction’ surveys to assess its performance vis-à-vis global competitors. Based on the client feedback, proactive improvement initiatives are taken up. To illustrate, competence development programs were launched to strengthen industry expertise and improvements in the client-facing processes were made by cross-functional teams.

3 Concentration of revenues

High dependence on any single business segment or client exposes your company to the risk inherent to that segment. To manage this, your company has adopted prudential norms, as appropriate, to prevent undue concentration in any one service, client, industry or geography.

3.1 Service offerings

Your company has a suite of end-to-end service offerings across various horizontal and vertical business segments. These services are designed to offer the clients complete solutions, and also to add stability and predictability to the revenue stream. The following table provides historical data on contribution to revenues from the various service offerings.

Service offerings	FY 2003	FY 2002	FY 2001

Development	32.1%	32.0%	40.0%
Maintenance	28.2%	29.0%	25.4%
Re-engineering	5.5%	10.1%	9.3%
Package implementation	11.0%	9.8%	7.2%
Consulting	4.3%	4.2%	4.9%
Testing	3.4%	2.9%	2.9%
Engineering Services	2.6%	2.6%	1.7%
Other services	8.3%	5.4%	6.1%
Products	4.6%	4.0%	2.5%

	100.0%	100.0%	100.0%

Your company made significant strides in its package implementation practice – Enterprise Solutions (ES) – during the fiscal year. It strengthened its Peoplesoft (ERP) and Siebel (CRM) practices. Practices were started in JD Edwards (ERP) and Manugistics (SCM). Your company bundled these service offerings with other solutions – this was a key differentiating factor with respect to competition. Further, leveraging the GDM, your company achieved significantly higher offshore mix in its package implementation practice, as compared to the previous years.

The testing services under the Independent Validation Service (IVS) practice, made significant progress during the year. This practice further enhanced its competence through development of test automation tools. The Engineering Services practice (EISA) provides a suite of solutions to the business and systems groups of the engineering industry, with a focus on the automotive and aerospace businesses. During the fiscal year, these services won your company several new clients from the engineering industry. The practice skill sets were further developed in the area of avionics solutions.

3.2 Clients

Excessive exposure to a few large clients has the potential to impact profitability and to increase credit risk. However, large clients and high repeat business lead to higher revenue growth and lower marketing costs. To strike a balance, your company has chosen to limit the revenue from any one client to 10% of the total revenue.

In addition to increasing revenues from existing clients, your company actively seeks new business opportunities and new clients in order to reduce client concentration levels. During the year, your company added 92 clients. The following table provides historical data on client concentration.

	FY 2003	FY 2002	FY 2001

Clients	345	293	273
Clients added during the year	92	116	122
% of revenues from the largest client	5.8%	6.1%	7.3%
% of revenues from top 5 clients	23.4%	24.1%	26.0%
% of revenues from top 10 clients	37.3%	39.4%	39.2%
Clients accounting for more than 5% of revenue	2	2	3
No. of million $ clients	115	83	80
No. of 5 million $ clients	41	25	19
No. of 10 million $ clients	16	16	11
No. of 20 million $ clients	9	6	3
No. of 30 million $ clients	3	1	–
No. of 40 million $ clients	2	–	–

In order to strengthen the relationship with key clients and to mitigate client-facing risks, your company has taken several structured initiatives this year. A global cross-functional team re-engineered the account management process to focus on comprehensive planning and execution. Accordingly, the account management structure was strengthened and new client focused engagement management roles were created for key accounts. Your company also re-organized the management of global clients to provide an integrated view of all the services being offered to them across the world.

To strengthen the management of client relationships and of emerging business opportunities, your company further strengthened the deployment of its CRM application (internally known as CIMBA). This tool has now been further integrated across various internal systems of the company to provide high levels of visibility into the developments around new clients and around existing relationships.

3.3 Industry

Your company has chosen to focus on certain industry segments (vertical domains) with a view to leverage the accumulated domain expertise and deliver enhanced value to its clients. To ensure that the cyclical behavior of any one industry does not adversely impact revenues, the proportion of revenue from each vertical domain is closely monitored.

While the Banking, Financial Services and Insurance segment is the largest vertical of your company, this vertical is composed of several sub- segments. These sub-segments have different business cycles, competitive structures and price points. Hence, your company has decided not to enforce any stringent limits on this industry segment. The following table provides historical information on the proportion of revenues from various industries.

Industries	FY 2003	FY 2002	FY 2001

Manufacturing	16.4%	17.1%	17.8%
Banking, Financial Services and Insurance	37.6%	36.6%	33.7%
Banking & Financial Services	23.3%	20.4%	19.5%
Insurance	14.3%	16.2%	14.2%
Telecom	15.2%	15.6%	18.4%
Retail	11.4%	12.4%	9.1%
Energy & Utilities	2.9%	2.0%	1.4%
Transportation	6.8%	2.7%	2.2%
Others	9.7%	13.6%	17.4%

	100.0%	100.0%	100.0%

During the fiscal year, your company consolidated its position in new verticals such as Health Care and Life Sciences, with the help of existing service offerings and new vertical-specific solutions. It strengthened the solutions in existing verticals such as Retail, Manufacturing (specifically automotive and aerospace), and Transportation & Utilities. This helps us increase our market penetration. Several global cross-functional teams worked on specific verticals to identify solutions and to design go-to-market strategies. One such solution is the ‘perishables’ initiative in the retail vertical.

3.4 Geography

A high geographical concentration could lead to volatility in business because of political and economic factors in target markets. However, individual markets have distinct characteristics – potential for growth, IT spends, willingness to outsource, costs of penetration, country risk and price points. Cultural issues such as language, work culture and ethics, and acceptance of global talent also come into play. Accordingly, your company has decided not to impose any rigid limits on geographical concentration. The following table provides historical data relating to geographical concentration.

Geographies	FY 2003	FY 2002	FY 2001

North America	73.0%	71.2%	73.5%
Europe	17.7%	19.5%	18.8%
India	2.1%	2.0%	1.4%
Rest of the world	7.2%	7.3%	6.3%

	100.0%	100.0%	100.0%

Your company undertook several branding initiatives in Europe during the fiscal year. The flagship annual client meet, Milan (signifying the meeting of minds), was held for the first time at Monte Carlo in Europe. In order to consolidate its position in existing European countries, your company did not make significant investments in new countries in the region. This concentrated effort helped in achieving several wins in Europe and reinforced the growth in existing accounts during the fiscal year.

During the fiscal year, your company set up a 100-seat Global Development Center in Melbourne, a 50-seat Proximity Development Center in Tokyo and a representative office in China. It also entered Taiwan and consolidated its position in Australia.

4 Political environment

Recognizing that India’s education system, its world-class professionals, and its low-cost structure give it an intrinsic comparative advantage in software exports, successive governments in India have accorded a special status to this industry. Given the consensus among all leading political parties on the importance of the software industry, it is likely to remain a focus area for governmental policy in the years to come.

The recent geo-political situation in the Middle East, resultant of the tensions between the US and Iraq, has erupted into a war. The war could have unpredictable consequences on the world economy. The senior leadership of your company is monitoring the developments in the region and the reactions of our various stakeholders to identify significant business risks and take mitigation measures, as required.

Organization management

Your company has grown significantly over the last several years. Between March 31, 1999 and March 31, 2003, the number of employees grew from over 3,750 to over 15,350, representing a compound annual growth rate of 42%. In addition, in the last four fiscal years, we have undertaken major expansions of our facilities. This growth places significant demands on our management and other resources. It requires us to further improve our financial, operational and other internal controls, both in India and elsewhere. This section of the report details the risks associated with organization management and our response to the same.

5 Finance

5.1 Exchange rates

While your company derives its revenues from 29 countries around the world, 89% of the revenues in the fiscal year 2003 were dollar-denominated. Contracts entered into in non-US and non-EU regions are generally in internationally tradable currencies so that your company is not exposed to local currencies that may have significant non-tradability risks and downside exposures to extreme exchange fluctuations.

A significant proportion of your company’s expenses are in Indian Rupees. Operating profits are, therefore, subject to exchange rate fluctuation risk. While a depreciation of the Indian Rupee would have a favorable bottom-line impact, an appreciation would affect your company’s profitability adversely. Your company attempts to hedge against this risk by entering into forward cover for predictable inward remittances of the US Dollar and the Euro.

The following table provides historical data pertaining to foreign currency receipts and payments.

			in Rs. crore

	FY 2003	FY 2002	FY 2001

Earnings in non-rupee denominated currency	3,377.87	2,495.50	1,728.23
Revenue expenditure in non-rupee denominated currency	1,535.40	1,023.41	612.29
Contribution in non-rupee denominated currency	1,842.47	1,472.09	1,115.94
Capital Expenditure in non-rupee denominated currency	58.45	48.74	115.24
Net Earnings in non-rupee denominated currency	1,784.02	1,423.35	1,000.70

As a net foreign currency earner, your company has a natural hedge on all foreign exchange related payments. All Dollar expenses are met out of Dollar-denominated accounts. Part of the surplus funds is maintained in foreign currency deposits. Your company does not take active trading positions in the foreign currency markets and operated only to hedge against the appreciation of the Rupee during the year.

5.2 Liquidity

An essential part of the financial strategy of your company is to have a liquid balance sheet. Your company desires to have liquid assets at 25% of the revenue and around 40% of the total assets. The company policy is to earn a minimum of twice the cost of capital on average capital employed and a minimum of thrice the cost of capital on average invested capital. The cost of capital for the current year is estimated at 16.99%. Operating as it does in the high technology area, greater liquidity enables your company to quickly respond to rapid changes in the environment.

Your company also has a policy to settle its payables well within stipulated timeframes. Further, the nature of business is such that significant investments may have to be made in marketing and research and development activities. All these factors call for considerable liquidity. The following table gives the historical data on the liquidity position of your company based on Indian GAAP.

	FY 2003	FY 2002	FY 2001

Operating cash flow as % of revenue	25.28%	31.5%	28.4%
Day’s Sales Outstanding	52	47	58
Cash and equivalents as a % of total assets	57.3%	49.4%	41.6%
Cash and equivalents as a % of revenues	45.2%	39.4%	30.4%
Return on Capital Employed	46.9%	54.4%	62.6%
Return on Average Invested Capital	79.9%	83.1%	105.4%

5.3 Leverage

Your company has been a debt-free company for the last five financial years. Currently, your company has adopted a policy to use debt financing only for short-term funding requirements, should the necessity arise.

6 Regulatory and legal compliance

6.1 Contractual commitments

Litigation regarding intellectual property rights, patents and copyrights is significantly high in the software industry. In addition, there are other general corporate legal risks. The management has clearly charted out a review and documentation process for contracts. This process was strengthened during the fiscal year with the introduction of a new structure and guidelines. This process focuses on evaluating the legal risks involved in a contract, ascertaining the legal responsibilities of your company under the applicable law of the contract, restricting its liabilities under the contract, and covering the risks involved.

Management has also taken sufficient insurance cover, to cover possible liabilities arising out of non-performance of contracts. Management reviews this on a continuous basis and takes corrective actions, as appropriate. As a matter of policy, your company disfavors contracts that have open-ended legal obligations. To date, your company has no material litigation in relation to contractual obligations pending against it in any court, in India or overseas.

6.2 Statutory compliance

A compliance officer advises your company on compliance issues and ensures that it is in compliance with the laws of the jurisdiction where the company has operations. The compliance officer reports the status to the board of directors periodically. Various business heads give regular compliance certificates to the board of directors and the compliance officer reports deviations, if any.

Your company currently does not deduct the expense of employee stock option grants from its income based on the fair value method. Regulatory authorities, including the International Accounting Standards Board, are considering a change in accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have, or are in the process, of voluntarily changing their accounting policies to expense the fair value of stock options. For your company, stock options are an important tool to attract and retain employees. If the accounting policies are changed with respect to the treatment of employee stock option grants, the earnings of your company could be adversely affected. Your company has adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

During the fiscal year, your company has commenced compliance with the provisions of the Sarbanes-Oxley Act, as applicable.

6.3 Conformity with local laws

As your company strengthens its operations across the world, the workforce composition is becoming increasingly global. Currently, your company has employees from 38 nationalities. This requires your company to ensure that the employees from diverse cultures comply with the local laws. Further, as the cross-cultural teams are distributed across various geographies, it is important to ensure that they are increasingly aware of the employment laws and significant legal requirements pertaining to work practices. Your company undertook a major initiative this fiscal year to create awareness and reinforce the policies and processes in this regard to ensure that litigious situations are avoided.

Your company has established a strong relationship with law firms in different geographies to evaluate and advise on the legal appropriateness of different policies and processes related to recruitment, joining, induction and separation. While working within the overall guidelines of our legal framework, your company incorporates the legal requirements of respective geographies to mitigate risk to the maximum extent possible. This goes a long way towards ensuring that every interaction with your company is both a demonstration and a reinforcement of its commitment towards becoming a truly global organization.

6.4 Intellectual property

As knowledge is increasingly becoming important, both as a resource and as a vital component of products and services, there is a heightened need to manage Intellectual Property (IP). Accordingly, Infosys has instituted a comprehensive approach to manage IP belonging to itself, to its clients and to third parties. We have installed processes to ensure that the company’s IP is protected from abuse by third parties, while at the same time ensuring that the company itself is not exposed to the risks associated with the abuse of IT owned by third parties. Your company uses only legally licensed software and has implemented role-based training on IP management. Our Education and Research (E&R) group conducts on-going research and publishing workshops towards increasing awareness of IP issues among employees.

6.5 Immigration

A majority of the employees of your company are Indian nationals. The ability of IT professionals to work in other countries depends on the ability to obtain the necessary visas and work permits. In response to the security threats in the US, the Immigration and Naturalization Service (INS) has increased the level of scrutiny in granting visas. This may also lead to limits on the number of L-1 visas granted. Your company monitors the status of visa availability and requirements very systematically. The senior management regularly reviews the developments to identify risk-mitigation measures.

7 Systems and processes

7.1 Leadership development

The Infosys Leadership Institute (ILI) is a state-of-the-art facility based out of Mysore and has been operational since October 2001. The mission of ILI is to facilitate the development of a cadre of global leaders with the competencies required to steer your company into the future. The ILI provides developmental seminars, organization-building activities, mentoring and counseling to the high-potential employees across the various levels of the organization.

This approach addresses business risk through the development of holistic individuals who will have the potential to lead the company through difficult times. During the fiscal year, the ILI successfully facilitated the development of more than 200 Infosys leaders. The “Leaders Teach” series of work sessions was conducted by the top management to pass on the skills acquired over the years to the next generation of leaders. Now, the leadership development model has been further refined to improve its integration with succession planning across various levels of the company.

7.2 Human resource management

People are your company’s key resource. Our ability to continuously deliver value to our clients depends largely on our ability to attract, train, motivate and retain the best and the brightest professionals. We believe that there is significant worldwide competition for IT professionals with the skills necessary to perform the services that we offer. This poses an inherent risk associated with our ability to hire and retain skilled and experienced IT professionals as well as to re-deploy and retrain them to keep pace with continuing changes in technology, standards and client preferences.

Your company has created a favorable work environment that encourages innovation and meritocracy. This is reflected in the fact that Infosys was rated the ‘Best Employer’ in India according to a study conducted by Business Today-Hewitt, for the second successive year. The study is based on a survey of HR practices of leading Indian companies. This fiscal, your company’s HR practices were successfully assessed at Level-5 of the People Capability Maturity Model (PCMM), which is a testimony of the strong process orientation in its human resource management.

An employee-friendly work environment combined with a well-balanced compensation package ensures that your company has one of the lowest employee attrition rates in the industry today. The table below gives attrition rates for the past three years:

	FY 2003	FY 2002	FY

2001 Attrition %	6.9%	6.2%	11.2%

Infosys enjoys excellent relationships with leading universities in India and across the globe. This provides for a large talent pool to draw from. This, along with its strong brand name, has ensured that it has been able to recruit software professionals and key business managers in line with business requirements.

With an aim to improve the understanding of individual roles and reinforce the assignment of responsibilities, your company successfully completed the transition to a role-based organization. The organization structure has been modeled to identify role requirements across different levels and facilitate rapid scalability. This approach also identifies specific competency requirements of individuals so that your company can ensure competency development of employees in relation to the role that they are performing.

7.3	Process and project management

Robust processes reduce the risk and uncertainty in delivering high-quality software solutions to clients, within budgeted time and cost. Adoption of quality models such as the Software Engineering Institute’s Capability Maturity Model (SEI-CMM), have ensured that risks are identified and measures are taken to mitigate them at the project-plan stage itself. During fiscal 2003, your company was successfully assessed at Level-5 of the “Integrated Capability Maturity Model” (SEI-CMMi) developed by the Software Engineering Institute (SEI) at Carnegie Mellon University, USA. The assessment specifically endorsed the strength of our client interfacing and onsite processes.

A risk management guideline, that outlines how to identify and mitigate risks, is in place to provide guidance to project leaders and module leaders. Important metrics are collected and analyzed for all projects, and a database of such information is maintained to focus attention on key improvement areas. Standard methodologies, perfected through accumulated experience, form the basis for project execution in most of your company’s service offerings.

Your company also has effective systems in place to ensure creation, assimilation, and dissemination of knowledge across the organization. An intranet-based system known as Knowledge Shop (KShop), comprising knowledge assets of various types, contributed by employees, is being used effectively for this purpose. Incentive and recognition schemes are in place to encourage knowledge sharing. A dedicated central team of knowledge management experts, in partnership with a network of knowledge champions across the development centers, provides impetus to this initiative. Further, an improved knowledge management process was integrated with project management processes.

7.4	Internal control systems

Being process-oriented and role-based, your company has in place well defined roles, responsibilities and authorities for employees at various levels. This, coupled with robust internal information systems, ensures appropriate information flow to facilitate effective monitoring. Adherence to these processes is monitored through frequent internal audits. Infosys has an internal audit charter that requires the internal audit firms responsible for each location to certify the appropriateness of internal controls in operation at their respective internal audit location. This provides management assurance that the control environment is appropriate to support financial reporting. Moreover, as the internal auditors directly set the mandate, the independence of the function is maintained.

Additionally, the following measures are in place to ensure proper financial responsibility:

•	Any unbudgeted expense has to be approved by the CEO. Any policy change has to be approved by a committee headed by the CEO. This is done after a 5-year profitability impact assessment. Policy changes are reviewed for implementation risk.

•	Senior management submits periodic reports on their activities and achievements for review by the CEO. These reports have metrics of the concerned units in the Balanced Scorecard framework to ensure that the activities and metrics of various units are in line with the strategic objectives of the company.

•	Your company further strengthened its asset management practices by introducing a technology application to track the technology assets. A cross-functional team (internally termed Amanat) developed and implemented the system and associated processes across the company.

Your company uses an operations planning model to forecast personnel requirements based on projections around key business parameters. The personnel requirements are aligned with the annual budgeting exercise to facilitate monitoring and control. Any material change in the business outlook is factored into personnel forecasts and budgets. Effective budgetary control on all expenses ensures that actual spending is in line with the budget.

7.5	Security and business continuity

Your company has reviewed and further strengthened its Disaster Recovery and Business Continuity Plans (DR / BCP) for all its operations over the last fiscal year. A cross-functional team (internally termed Phoenix) comprising of key senior managers across the world reviewed the DR / BCP plans in detail and ensured the implementation of the key recommendations. Periodic reviews are done to ensure that all the requirements are met. Mock drills and audits have been conducted to ensure the currency of the DR / BCP plans.

The logical security of information systems have been found to be adequate and will continue to be reviewed since new threats occur every day. Firewalls are in place on all external connections from our network. A mobile user connects to your company’s network using secure connections only after authenticity is validated. Digital certification has been implemented to prevent unauthorized access to confidential mails. Work is already underway to commission an exclusive Disaster Recovery & Business Continuity center in Mauritius shortly. The Security Audit and Architecture organization was strengthened and your company adopted the BS 7799 standards for information security.

Each campus has several buildings for software development. Backups are taken daily and stored in secure locations. Your company can replicate any project within the campus in a short timeframe using these backups. Further, your company can move projects from one campus to another, if needed, since each campus is similar to every other in terms of technology and infrastructure.

Your company has deployed Storage Area Network (SAN) active-active cluster, physically separated by about a kilometer, to ensure availability of its own data. Redundancy has been built into the data communication links. Each development center is connected to every other using multiple links. Your company has several links to overseas destinations, using different routes, and provided by multiple service providers.

7.6	Currency of technology

The technology requirements of your company can be classified into three categories: The first category is your company’s desktop environment consisting of PCs and associated software. In this category, volumes are large and retraining costs are high. Your company considers this a commodity product and adopts technology that is mature (not leading-edge), so that the costs are low. Your company has standardized user interface software so that retraining costs are minimal. Once the warranty period expires, they are donated to educational and charitable institutions, after obtaining suitable financial approval.

The second category of systems is proprietary systems used for the development of software for clients as well as the servers used for running internal technology applications. The technological obsolescence in these areas is not rapid, especially in the mainframe segment. Purchase decisions in this category are determined by client requirements. Your company has standardized on the Windows 2000 and XP platforms for its internal information system needs. The network components also fall into this category and your company standardizes its network components, sourced from a select set of suppliers.

The third category of systems is the tools required for software development including project management tools, integrated software development environments, testing and other ‘CASE’ tools, and collaborative software development tools. In this category, your company constantly looks out for leading-edge products that help increase productivity and also give your company an advantage over its competitors.

The following table gives depreciation expense and software expense as a proportion of revenues for the last three years (based on Indian GAAP):

	FY 2003	FY 2002	FY 2001

Depreciation / average gross block	16.9%	20.2%	24.7%
Depreciation / total revenue	5.2%	6.2%	5.9%
Software for own use / total revenue	1.5%	1.3%	1.7%

Your company’s amortization strategy reflects the requirements of various categories of systems. In fact, your company has an aggressive amortization program under which, category one and two, except for mainframe technology, are amortized in two years. Further, purchase of software is treated as revenue expenditure in the same year. Other assets are also aggressively amortized to ensure that the investment is current, and that any change in technology would not lead to large write-offs. Such a policy also ensures full cost recovery as part of current costs.

Corporate governance report

“I hope to challenge corporate America to look beyond rules, regulations and laws, and look to the principles upon which sound business is based.”

      William H. Donaldson, Chairman, Securities and Exchange Commission, USA
(Remarks at the practicing law institute — SEC speaks)

Corporate governance is about commitment to values and about ethical business conduct. It is about how an organization is managed. This includes its corporate and other structures, its culture, its policies and the manner in which it deals with various stakeholders. Accordingly, timely and accurate disclosure of information regarding the financial situation, performance, ownership and governance of the company, is an important part of corporate governance. This improves public understanding of the structure, activities and policies of the organization. Consequently, the organization is able to attract investors, and to enhance the trust and confidence of the stakeholders.

Corporate governance guidelines and best practices have evolved over a period of time. The Cadbury Report on the financial aspects of corporate governance, published in the UK in 1992, was a landmark. This led to the publication of the Viénot Report in France in 1995. This report boldly advocated the removal of cross-shareholdings that had formed the bedrock of French capitalism for decades. Further, The General Motors Board of Directors Guidelines in the US and the Dey Report in Canada proved to be influential in the evolution of other guidelines and codes, across the world. Over the past decade, various countries have issued recommendations for corporate governance. Compliance with these is generally not mandated by law, although codes that are linked to stock exchanges sometimes have a mandatory content.

The Sarbanes-Oxley Act, which was signed by the US President George W. Bush into law last July, has brought about sweeping changes in financial reporting. This is perceived to be the most significant change to the federal securities law since the 1930s. Besides directors and auditors, it has also laid down new accountability standards for security analysts and legal counsels.

The Higgs report on non-executive directors and the Smith report on audit committees, both published in January 2003, form part of the systematic review of corporate governance being undertaken in UK and Europe. This is in light of recent corporate failures. The recommendations of these two reports are aimed at strengthening the existing framework for corporate governance in the UK. Enhancing the effectiveness of the non-executive directors and switching the key audit relationship from executive directors to an independent audit committee are part of this. These recommendations are intended to take effect as revisions to the Combined Code on Corporate Governance.

In India, the Confederation of Indian Industry (CII) took the lead in framing a desirable code of corporate governance in April 1998. This was followed by the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance. This committee was appointed by the Securities and Exchange Board of India (SEBI). The recommendations were accepted by SEBI in December 1999, and are now enshrined in Clause 49 of the Listing Agreement of every Indian stock exchange. Infosys’ compliance with these requirements is presented in this chapter. Your company fully complies with, and indeed goes beyond all these recommendations on corporate governance.

In addition, the Department of Company Affairs, Government of India, constituted a nine-member committee under the chairmanship of Naresh Chandra, former Indian ambassador to the US, to examine various corporate governance issues. The committee has submitted its report to the government. The government has not made it mandatory yet for Indian companies. Your company’s compliance with these recommendations is listed in the course of this chapter.

We believe that sound corporate governance is critical to enhance and retain investor trust. Accordingly, we always seek to attain our performance rules with integrity. The Board extends its fudiciary responsibilities in the widest sense of the term. Our disclosures always seek to attain the best practices in international corporate governance. We also endeavour to enhance long term shareholder value and respect minority rights in all our business decisions.

Our corporate governance philosophy is based on the following principles:

1.	Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law.

2.	Be transparent and maintain high degree of disclosure levels. When in doubt, disclose.

3.	Make a clear distinction between personal conveniences and corporate resources.

4.	Communicate externally, in a truthful manner, about how we run our company internally.

5.	Comply with the laws in all the countries in which we operate.

6.	Have a simple and transparent corporate structure driven solely by the business needs.

7.	Management is the trustee of the shareholders’ capital and not the owner.

At the core of our corporate governance practice is the board, which overseas how the management serves and protects the long-term interests of all the stakeholders of the company. We believe that an active, well-informed and independent board is necessary to ensure the highest standards of corporate governance. Majority of our board - 8 out of 15 — are independent members. Further, we have a compensation, a nomination and an audit committee, which are fully comprised of independent directors.

As a part of Infosys’ commitment to follow global best practices, we comply with the Euro shareholders Corporate Governance Guidelines 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the US. Your company also adheres to the UN Global Compact Programme. Further, a note on Infosys’ compliance with the corporate governance guidelines of six countries — in their national languages — is presented in the chapter entitled Financial statements prepared in substantial compliance with GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, and reports of compliance with the respective corporate governance standards.

Corporate governance guidelines

Over the course of many years, the board has developed corporate governance guidelines to help fulfill its corporate responsibility to various stakeholders. This ensures that the board will have the necessary authority and practices in place to review and evaluate the company’s operations as and when needed. Further, it allows the board to make decisions that are independent of the company’s management. These guidelines are intended to align the interests of the directors and the management with those of the company’s shareholders.

These guidelines may be changed from time to time by the board in order to effectively achieve its stated objectives.

A.	Board composition

1.	Size and composition of the board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the board, and to separate the board functions of governance and management. The board consists of fifteen members, seven of whom are executive or whole-time directors, and eight are independent directors. Five of the executive directors are founders of the company. The board believes that the current size is appropriate based on the company’s present circumstances. The board periodically evaluates the need for increasing or decreasing its size.

Table 1 gives the composition of Infosys’ board, and the number of outside directorships held by each of the directors.

Table 1: Composition of the board, and external directorships held during FY 2003

			Directorships held as on March 31, 2003
		Relationship			Committee	Chairmanship in
		with other	India listed	All companies	membership in	committees in which
Name of directors	Position	directors	companies #	around the world	all companies	they are members

N. R. Narayana Murthy	Chairman and Chief Mentor; Executive and founder director	None	—	3	—	—
Nandan M. Nilekani	CEO, President and Managing Director;	None	—	1	1	—
	Executive and founder director
S. Gopalakrishnan	COO and Deputy Managing Director; Executive and founder director	None	—	1	—	—
Deepak M. Satwalekar	Independent director	None	5	11	9	4
Prof. Marti G. Subrahmanyam	Independent director	None	1	8	7	3
Philip Yeo	Independent director	None	—	20	3	1
Prof. Jitendra Vir Singh **	Independent director	None	—	1	2	—
Dr. Omkar Goswami	Independent director	None	1	4	5	1
Sen. Larry Pressler	Independent director	None	—	4	2	—
Rama Bijapurkar	Independent director	None	4	7	7	1
Claude Smadja	Independent director	None	—	3	2	1
K. Dinesh	Head — Human Resources Development, Information Systems, Quality & Productivity and Communication Design Group; Executive and founder director	None	—	1	1	—
S. D. Shibulal	Head — Customer Delivery; Executive and founder director	None	—	2	1	—
T. V. Mohandas Pai	CFO and Head — Finance & Administration; Executive director	None	—	2	—	—
Phaneesh Murthy *	Head-Sales & Marketing, And Communication & Product services; Executive director	NA	NA	NA	NA	NA
Srinath Batni	Head — Delivery (West North America); Executive director	None	—	1	—	—

*	Resigned on July 23, 2002

**	Resigned effective April 12, 2003

#	Excluding Infosys

2.	Responsibilities of the Chairman, CEO and the COO

The current policy of the company is to have a Chairman and Chief Mentor — Mr. N. R. Narayana Murthy; a Chief Executive Officer (CEO), President and Managing Director — Mr. Nandan M. Nilekani; and a Chief Operating Officer (COO) and Deputy Managing Director -Mr. S. Gopalakrishnan. There are clear demarcations of responsibility and authority between the three.

•	The Chairman and Chief Mentor is responsible for mentoring Infosys’ core management team in transforming the company into a world-class, next-generation organization that provides state-of-the-art technology-leveraged business solutions to corporations across the world. He also interacts with global thought-leaders to enhance the leadership position of Infosys. In addition, he continues to interact with various institutions to highlight and to help bring about the benefits of IT to every section of society. As chairman of the board, he is also responsible for all board matters.

•	The CEO, President and Managing Director is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business plan.

•	The COO and Deputy Managing Director is responsible for all customer service operations. He is also responsible for technology, new initiatives, acquisitions and investments.

The Chairman, CEO, COO, the other executive directors and the senior management make periodic presentations to the board on their responsibilities, performance and targets.

3.	Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person other than an officer or employee of the company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the company which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Infosys adopted a much stricter definition of independence as required by the NASDAQ listing rules and the Sarbanes-Oxley Act, US. The same is provided in the Audit charter section of this Annual Report.

4.	Board membership criteria

The nominations committee works with the entire board, to determine the appropriate characteristics, skills and experience for the board as a whole as well as its individual members.

Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, hi-tech, software company deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, they will be between 40 and 60 years of age. They will not be relatives of an executive director or of an independent director. They are generally not expected to serve in any executive or independent position in any company that is in direct competition with Infosys. Board members are expected to rigorously prepare for, attend, and participate in all board and applicable committee meetings. Each board member is expected to ensure that their other current and planned future commitments do not materially interfere with the member’s responsibility as a director of Infosys.

5.	Selection of new directors

The board is responsible for the selection of any new director. The board delegates the screening and selection process involved in selecting the new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee makes recommendations to the board on the induction of any new member.

6.	Membership term

The board constantly evaluates the contribution of its members, and recommends to shareholders their re-appointment periodically as per statute. The current law in India mandates the retirement of one-third of the board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term. Non-executive directors do not have a specified term, but retire by rotation as per law. The nominations committee of the board recommends such appointments and / or re-appointments. However, the membership term is limited by the retirement age for the members.

7.	Retirement policy

Under this policy, the maximum age of retirement of all executive directors is 60 years, which is the age of superannuation for the employees of the company. Their continuation as members of the board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the board is 65 years.

8.	Succession planning

The nominations committee constantly works with the board to evolve succession planning for the positions of the Chairman, CEO and COO, as well as to develop plans for interim succession for any of them, in case of an unexpected occurrence. The board, as required, may more frequently review succession planning.

9.	Board compensation review

The compensation committee determines and recommends to the board the compensation payable to the directors. All board-level compensation is approved by shareholders, and separately disclosed in the financial statements.

Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders meetings.

Compensation payable to each of the independent directors is limited to a fixed amount per year as determined and approved by the board — the sum of which is within the limit of 0.5% of the net profits of the company for the year, calculated as per the provisions of the Companies Act, 1956. The compensation payable to independent directors and the method of calculation are disclosed separately in the financial statements.

Those executive directors who are founders of the company have voluntarily excluded themselves from the 1994 Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan. Independent directors are also not eligible for stock options under these plans, except for the latest 1999 Stock Option Plan. Table 2a gives the compensation of each director; and Table 2b gives the grant of stock options to directors.

Table 2a: Cash compensation to the directors for FY 2003	in Rs. crore

		Performance	Commission	Sitting fees		Notice period
Name of directors	Salary	incentive/bonus	payable	(in months)	Total	(in months)

N. R. Narayana Murthy	0.19	—	—	—	0.19	6
Nandan M. Nilekani	0.19	—	—	—	0.19	6
S. Gopalakrishnan	0.19	—	—	—	0.19	6
Deepak M. Satwalekar	—	—	0.12	0.01	0.13	NA
Prof. Marti G. Subrahmanyam	—	—	0.12	0.01	0.13	NA
Philip Yeo	—	—	0.12	NA	0.12	NA
Prof. Jitendra Vir Singh **	—	—	0.28	0.01	0.30	NA
Dr. Omkar Goswami	—	—	0.12	0.01	0.13	NA
Sen. Larry Pressler	—	—	0.12	0.01	0.13	NA
Rama Bijapurkar	—	—	0.12	0.01	0.13	NA
Claude Smadja	—	—	0.12	0.01	0.13	NA
K. Dinesh	0.19	—	—	—	0.19	6
S. D. Shibulal	1.25	—	—	—	1.25	6
T. V. Mohandas Pai	0.18	—	—	—	0.18	6
Phaneesh Murthy *	3.73	—	—	—	3.73	NA
Srinath Batni	0.17	—	—	—	0.17	6

*	Resigned on July 23, 2002

**	Resigned effective April 12, 2003

None of the above is eligible for any severance pay.

Table 2b: Grant of stock options to directors during FY 2003

	Number of options	Grant price
Name of director	(1999 ESOP)	(in Indian Rs.)	Expiry date

Claude Smadja	2,000	3,333.65	July 09, 2012

The above options were issued at fair market value. The options granted will vest over a period of four years from the date of grant.

10.	Memberships of other boards

Executive directors are excluded from serving on the board of any other entity, unless these are corporate or government bodies whose interests are germane to the future of the software business, or are key economic institutions of the nation, or whose prime objective is that of benefiting society. Independent directors are not expected to serve on the boards of competing companies. Other than this, there are no limitations on them save those imposed by law and good corporate governance practices. The number of outside directorships held by each director of Infosys is given in Table 1 above.

B.	Board meetings

1.	Scheduling and selection of agenda items for board meetings

Dates for the board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most board meetings are held at the company’s registered office at Electronics City, Bangalore, India. The chairman of the board and the company secretary draft the agenda for each meeting, along with explanatory notes, and distribute these in advance to the directors. Every board member is free to suggest the inclusion of items on the agenda. The board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the annual shareholders’ meeting. When necessary, additional meetings are held. Independent directors are expected to attend at least four board meetings in a year. Committees of the board usually meet the day before the formal board meeting, or when required for transacting business.

There were six board meetings held during the year ended March 31, 2002. These were on April 10, 2002, June 8, 2002 (coinciding with last year’s Annual General Meeting of the shareholders), July 10, 2002, October 10, 2002, December 8, 2002 and January 10, 2003. Table 3 gives the attendance record of the directors.

Table 3: Number of board meetings and the attendance of directors during FY 2003

	Number of board	Number of board	Whether attended
Name of directors	meetings held	meetings attended	last AGM

N. R. Narayana Murthy	6	6	Yes
Nandan M. Nilekani	6	6	Yes
S. Gopalakrishnan	6	6	Yes
Deepak M. Satwalekar	6	6	Yes
Prof. Marti G. Subrahmanyam	6	5	Yes
Philip Yeo	6	3	No
Prof. Jitendra Vir Singh **	6	5	Yes
Dr. Omkar Goswami	6	5	Yes
Sen. Larry Pressler	6	5	Yes
Rama Bijapurkar	6	5	Yes
Claude Smadja	6	4	No
K. Dinesh	6	6	Yes
S. D. Shibulal	6	5	Yes
T. V. Mohandas Pai	6	6	Yes
Phaneesh Murthy *	3	3	Yes
Srinath Batni	6	5	Yes

*	Resigned on July 23, 2002

**	Resigned effective April 12, 2003

2.	Availability of information to the members of the board

The board has unfettered and complete access to any information within the company, and to any employee of the company. At meetings of the board, it welcomes the presence of managers who can provide additional insights into the items being discussed.

The information regularly supplied to the board includes:

•	annual operating plans and budgets, capital budgets, updates;

•	quarterly results of the company and its operating divisions or business segments;

•	minutes of meetings of audit, compensation, nomination, investors grievance and investment committees, as well as abstracts of circular resolutions passed;

•	general notices of interest;

•	declaration of dividend;

•	information on recruitment and remuneration of senior officers just below the board level including appointment or removal of CFO and company secretary;

•	materially important litigations, show cause, demand, prosecution and penalty notices;

•	fatal or serious accidents or dangerous occurrences, any material effluent or pollution problems;

•	any materially relevant default in financial obligations to and by the company or substantial non-payment for goods sold by the company;

•	any issue which involves possible public or product liability claims of a substantial nature;

•	details of any joint venture or collaboration agreement;

•	transactions that involve substantial payment towards goodwill, brand equity or intellectual property;

•	significant development on the human resources front;

•	sale of material nature, of investments, subsidiaries, assets, which is not in the normal course of business;

•	details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement; and

•	non-compliance of any regulatory, statutory nature or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer.

3.	Independent directors’ discussion

The board’s policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

In addition, the independent directors of the company will meet periodically in executive session i.e. without the chairman, any of the executive directors or the management being present.

4.	Materially significant related party transactions

There have been no materially significant related party transactions, pecuniary transactions or relationships between Infosys and its directors, management, subsidiary or relatives except for those disclosed in the financial statements for the year ended March 31, 2003.

C.	Board committees

Currently, the board has six committees — the audit committee, the compensation committee, the nominations committee, the investors grievance committee, the investment committee and the share transfer committee. The first three consist entirely of independent directors. The investors grievance committee is composed of an independent, non-executive chairman and some executive and non-executive directors. The investment committee and the share transfer committee consist of all executive directors.

The board is responsible for the constituting, assigning, co-opting and fixing of terms of service for committee members to various committees, and it delegates these powers to the nominations committee.

The chairman of the board, in consultation with the company secretary of the company and the committee chairman, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year except the investment committee and the share transfer committee, which meet as and when the need arises. Typically, the meetings of the audit, compensation and nominations committees last for the better part of a working day. Recommendations of the committee are submitted to the full board for approval.

The quorum for meetings is either two members or one-third of the members of the committees, whichever is higher.

1.	Audit committee

In India, Infosys is listed on the Stock Exchange, Mumbai (or the BSE), the National Stock Exchange (NSE) and the Bangalore Stock Exchange (BgSE). In the US, it is listed on the NASDAQ. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the US Securities and Exchange Commission (SEC) recommended that every listed company adopt an audit committee charter, which has been adopted by NASDAQ. In its meeting on May 27, 2000, Infosys’ audit committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC. It is given below.

The audit committee of Infosys comprises six independent directors. They are:

Mr. Deepak M. Satwalekar, Chairman Ms. Rama Bijapurkar Dr. Omkar Goswami Sen. Larry Pressler Mr. Claude Smadja Prof. Marti G. Subrahmanyam

1.1	Audit committee charter

1.	Primary objectives of the audit committee

The primary objective of the audit committee (the “committee”) of Infosys Technologies Limited (the “Company”) is to monitor and provide effective supervision of the management’s financial reporting process with a view to ensure accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting.

The committee oversees the work carried out in the financial reporting process — by the management, including the internal auditors and the independent auditor — and notes the processes and safeguards employed by each.

2.	Responsibilities of the audit committee

2.1	Provide an open avenue of communication between the independent auditor, internal auditor, and the board of directors (“BoD”).

2.2	Meet four times every year or more frequently as circumstances require. The audit committee may ask members of the management or others to attend meetings and provide pertinent information as necessary.

2.3	Confirm and assure the independence of the external auditor and objectivity of the internal auditor.

2.4	Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2.5	Review and pre-approve all related party transactions in the Company. For this purpose, the committee may designate one member who shall be responsible for pre-approving related party transactions.

2.6	Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources.

2.7	Consider and review with the independent auditor and the management:

(a) The adequacy of internal controls including computerized information system controls and security; and

(b) Related findings and recommendations of the independent auditor and internal auditor together with the management’s responses.

2.8	Consider and if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the Company. For the purpose of this clause, “non-auditing services” shall mean any professional services provided to the Company by the independent auditor, other than those provided to the company in connection with an audit or a review of the financial statements of the Company and includes (but is not limited to):

—	Bookkeeping or other services related to the accounting records of financial statements of the Company;

—	Financial information system design and implementation;

—	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

—	Actuarial services;

—	Internal audit outsourcing services;

—	Management functions or human resources;

—	Broker or dealer, investment advisor, or investment banking services;

—	Legal services and expert services unrelated to the audit; and

—	Any other service that the BoD determines is impermissible.

2.9	Review and discuss with the management and the independent auditors, the annual audited financial statements and quarterly unaudited financial statements, including the Company’s disclosures under “Management Discussion and Analysis of Financial Condition and Results of Operations” prior to filing the Company’s Annual Report on Form 20-F and Quarterly Results on Form 6-K, respectively with the SEC.

2.10	Direct the Company’s independent auditors to review before filing with the SEC the Company’s interim financial statements included in Quarterly Reports on Form 6-K, using professional standards and procedures for conducting such reviews.

2.11	Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors.

2.12	Review before release, the unedited quarterly operating results in the Company’s quarterly earnings release.

2.13	Oversee compliance with the requirements of the SEC and SEBI, as the case may be, for disclosure of auditor’s services and audit committee members, member qualifications and activities.

2.14	Review, approve and monitor the code of ethics that the Company plans for its senior financial officers.

2.15	Review management’s monitoring of compliance with the Company’s standards of business conduct and with the Foreign Corrupt Practices Act.

2.16	Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statements.

2.17	Provide oversight and review at least annually of the Company’s risk management policies, including its investment policies.

2.18	Review the Company’s compliance with employee benefit plans.

2.19	Oversee and review the Company’s policies regarding information technology and management information systems.

2.20	If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

2.21	As appropriate, obtain advice and assistance from outside legal, accounting or other advisors.

2.22	Review its own charter, structure, processes and membership requirements.

2.23	Provide a report in the Company’s proxy statement in accordance with the rules and regulations of the SEC.

2.24	Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

2.25	Consider and review with the management, internal auditor and the independent auditor:

(a) Significant findings during the year, including the status of previous audit recommendations;

(b) Any difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(c) Any changes required in the planned scope of the internal audit plan.

2.26	Report periodically to the BoD on significant results of the foregoing activities.

3.	Composition of the audit committee

3.1	The committee shall consist solely of ‘independent’ directors (as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the Securities and Exchange Commission) of the Company and shall be comprised of a minimum of three directors. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to BoD responsibilities. At least one of the members shall be a “Financial Expert” as defined in Section 407 of the Sarbanes-Oxley Act. The members of the committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and, with a view to bringing in fresh insight, the committee may consider limiting the term of the audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairman, either by the full BoD or by the members themselves, by majority vote.

4.	Relationship with independent and internal auditors

4.1	The committee has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditors in accordance with law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditors. These include:

—	reviewing the independent auditors’ proposed audit scope, approach and independence;

—	obtaining from the independent auditors periodic formal written statements delineating all relationships between the auditors and the company consistent with applicable regulatory requirements and presenting this statement to the BoD;

—	actively engaging in dialogues with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and / or recommend that the full BoD take appropriate action to ensure their independence;

—	encouraging the independent auditors to open and frank discussions on their judgments about the quality, not just the acceptability, of the company’s accounting principles as applied in its financial reporting. This includes such issues as the clarity of the company’s financial disclosures, and degree of aggressiveness or conservatism of the company’s accounting principles and underlying estimates, and other significant decisions made by the management in preparing the financial disclosure and audited by them;

—	carrying out the attest function in conformity with US GAAS, to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, as amended by SAS 90 Audit Committee Communication prior to the company’s filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgement and accounting estimates, significant new accounting policies, and disagreements with management; and

—	reviewing reports submitted to the audit committee by the independent auditors in accordance with the applicable SEC requirements.

4.2	The internal auditors of the company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors’ independence from management in order to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditors and appropriate recommendations made to the BoD.

5.	Disclosure requirements

5.1	The committee charter should be published in the annual report once every three years and also whenever any significant amendment is made to the charter.

5.2	The committee shall disclose in the company’s Annual Report whether or not, with respect to the concerned fiscal year:

—	the management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied and significant judgements affecting the company’s financial statements;

—	the independent auditors have discussed with the committee their judgements of the quality of those principles as applied and judgements referred to the above under the circumstances;

—	the members of the committee have discussed among themselves, without the management or the independent auditors being present, the information disclosed to the committee as described above;

—	with the committee, in reliance on the review and discussions conducted with management and the independent auditors pursuant to the requirements above, believes that the company’s financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (“GAAP”) in all material respects; and

—	the committee has satisfied its responsibilities in compliance with its charter.

5.3	The committee shall secure compliance that the BoD has affirmed to the NASD / Amex Stock Exchange on the following matters, as required in terms of the relevant NASD / Amex rules:

—	Composition of the committee and independence of committee members;

—	Disclosures relating to non-independent members;

—	Financial literacy and financial expertise of members; and

—	Review of the committee charter.

5.4	The committee shall report to shareholders as required by the relevant rules of the Securities and Exchange Commission (“SEC”) of the United States.

6.	Meetings and reports

6.1	The Committee shall meet at least four times a year.

6.2	The Committee will meet separately with the CEO and separately with the CFO of the Company at such times as are appropriate to review the financial affairs of the Company. The audit committee will meet separately with the independent auditors and internal auditors of the Company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the Audit Committee under this Charter.

6.3	In addition to preparing the report in the Company’s proxy statement in accordance with the rules and regulations of the SEC, the committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the committee’s charter.

7.	Delegation of authority

7.1	The committee may delegate to one or more designated members of the committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full audit committee at its scheduled meetings.

8.	Definitions

8.1	Independent member

In order to be ‘independent’, members should have no relationship with the company that may interfere with the exercise of their independence from the management and the company. The following persons are not considered independent:

—	a director who is employed by the company or any of its affiliates for the current year or any of the past five years;

—	a director who has been a former partner or employee of the independent auditor who worked on the company’s audit engagement in the current year or any of the past five years;

—	a director who accepts any compensation from the company or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation in the current year or any of the past five years;

—	a director who is a member of the immediate family of an individual who is, or has been, in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. “Immediate family” includes a person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person’s home;

—	a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company’s securities) that exceed 5% of the company’s or business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past five years;

—	a director who is employed as an executive of another entity where any of the company’s executives serve on that entity’s compensation committee for the current year or any of the past five years; and

—	a shareholder owning or controlling 20% or more of the company’s voting securities.

8.2	Financial expert

’Financial Expert’ means one, who has through education and experience as a public accountant or auditor or a principal financial officer, comptroller or principal accounting officer of a company (or from a position involving similar functions), an understanding of generally accepted accounting principles and financial statements, experience in preparing or auditing financial statement of comparable companies and in applying generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves, experience with internal accounting controls, and an understanding of audit committee functions.

1.2	Table 4: Audit committee attendance during FY 2003

Name of audit committee members	No. of meetings held	No. of meetings attended

Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
Dr. Omkar Goswami	4	4
Sen. Larry Pressler	4	4
Rama Bijapurkar	4	4
Claude Smadja	4	4

Four audit committee meetings were held during the year. These were held on April 9, 2002, July 9, 2002, October 9, 2002 and January 9, 2003.

1.3	Audit committee report for the year ended March 31, 2003

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter given above, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

Management is responsible for the company’s internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the company’s financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee’s responsibility is to monitor these processes. The committee is also responsible to oversee the processes related to the financial reporting and information dissemination, in order to ensure that the financial statements are true, correct, sufficient and credible. In addition, the committee recommends to the board the appointment of the company’s internal and statutory auditors.

In this context, the committee discussed with the company’s auditors the overall scope and plans for the independent audit. Management represented to the committee that the company’s financial statements were prepared in accordance with Generally Accepted Accounting Principles. The committee discussed with the auditors, in the absence of the management (whenever necessary), the company’s audited financial statements including the auditor’s judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No.61 (SAS 61) - Communication with audit committees, as amended by SAS 90 — Audit committee communication.

Relying on the review and discussions conducted with the management and the independent auditors, the audit committee believes that the company’s financial statements are fairly presented in conformity with Generally Accepted Accounting Principles in all material aspects.

The committee also reviewed the internal controls put in place to ensure that the accounts of the company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the company.

The committee also reviewed the financial and risk management policies of the company and expressed its satisfaction with the same.

The company’s auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 - ‘Independence discussions with audit committees’, based on which the committee discussed the auditors’ independence with both the management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit consulting services provided by the auditor’s firm could impair the auditor’s independence, and concluded that there was no such materially significant service provided.

The committee secured compliance that the board of directors has affirmed to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee’s discussion with management and the auditors and the committee’s review of the representations of management and the report of the auditors to the committee, the committee has recommended to the board of directors that:

1.	The audited financial statements prepared as per Indian GAAP for the year ended March 31, 2003 be accepted by the board as a true and fair statement of the financial health of the company; and

2.	The audited financial statements prepared as per US GAAP, and to be included in the company’s Annual Report on Form-20F for the fiscal year ended March 31, 2003 be filed with the Securities and Exchange Commission.

The committee has recommended to the board the appointment of Bharat S. Raut & Co., Chartered Accountants, as the statutory and independent auditors of the company for the fiscal year ending March 31, 2004, and that that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the board the appointment of KPMG as independent auditors of the company for the US GAAP financial statements, for the financial year ending March 31, 2004.

The committee recommended the appointment of internal auditors to review various operations of the company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which has been provided in the Financial statements prepared in accordance with US GAAP section of this Annual Report.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the Audit committee charter.

Sd
Bangalore	Deepak M. Satwalekar
April 9, 2003	Chairman, Audit committee

2.     Compensation committee

The compensation committee of Infosys consists entirely of non-executive, independent directors:

Prof. Marti G. Subrahmanyam, Chairman
Dr. Omkar Goswami
Mr. Deepak M. Satwalekar
Prof. Jitendra Vir Singh (resigned effective April 12, 2003)
Mr. Philip Yeo

2.1 Compensation committee charter

Purpose

The purpose of the compensation committee of the board of directors (the “Board”) of Infosys Technologies Limited (the “Company”) shall be to discharge the Board’s responsibilities relating to compensation of the Company’s executive directors and senior management. The committee has overall responsibility for approving and evaluating the executive directors and senior management compensation plans, policies and programs of the Company.

The compensation committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement.

Committee membership and organization

The compensation committee will be appointed by and will serve at the discretion of the Board. The compensation committee shall consist of no fewer than three members. The members of the compensation committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the compensation committee will be appointed by the Board on the recommendation of the nomination committee. Compensation committee members will serve at the discretion of the Board.

Committee responsibilities and authority

The compensation committee shall annually review and approve for the CEO and the executive directors and senior management of the Company (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The compensation committee in consultation with the CEO, shall review the performance of all the executive directors each quarter basis on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

The compensation committee is responsible for administering the Company’s stock option plans, including the review and grant of eligible employees under the plans.

The compensation committee may also make recommendations to the board with respect to incentive compensation plans.

The compensation committee may form subcommittees and delegate authority to when appropriate.

The compensation committee shall make regular reports to the Board.

The compensation committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

The compensation committee shall annually review its own performance.

The compensation committee shall have the sole authority to retain and terminate any compensation consultant to be used by the Company to assist in the evaluation of CEO, executive directors or senior management compensation and shall have the sole authority to approve the consultant’s fees and other retention terms. The compensation committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

2.2 Table 5: Compensation committee attendance during FY 2003

Name of compensation committee members	Number of meetings held	Number of meetings attended

Prof. Marti G. Subrahmanyam	4	4
Deepak M. Satwalekar	4	4
Philip Yeo	4	3
Prof. Jitendra Vir Singh	4	4
Dr. Omkar Goswami	4	4

Four compensation committee meetings were held during the year ended March 31, 2003: on April 9, 2002, July 9, 2002, October 9, 2002 and January 9, 2003.

2.3 Compensation committee report for the year ended March 31, 2003

The committee reviewed the performance of all executive directors and approved the compensation payable to them for fiscal 2004, within the overall limits approved by the shareholders. The committee also reviewed and approved the compensation proposed for all the management council members for fiscal 2004. The committee also reviewed the grant of stock options on a sign-on and regular basis to various employees of the company during the year.

The committee believes that the proposed compensation and benefits, along with stock options, are adequate to motivate and retain the senior officers of the company.

The committee took on record the compensation committee charter in its meeting held on October 9, 2002.

Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the company or any of its subsidiary undertakings was a party, during the financial year.

Sd
Bangalore	Prof. Marti G. Subrahmanyam
April 9, 2003	Chairman, compensation committee

3.     Nominations committee

The nominations committee of the board consists exclusively of the following non-executive, independent directors:

Mr. Claude Smadja, Chairman
Sen. Larry Pressler
Prof. Jitendra Vir Singh (resigned effective April 12, 2003)
Mr. Philip Yeo

3.1 Nominations committee charter

Purpose

The purpose of the nominations committee is to ensure that the board of directors is properly constituted to meet its fiduciary obligations to shareholders and the Company. To carry out this purpose, the nominations committee shall: (1) assist the board by identifying prospective director nominees and to select / recommend to the board the director nominees for the next annual meeting of shareholders; (2) oversee the evaluation of the board and management; and (3) recommend to the board, director nominees for each committee.

Committee membership and organization

•	The nominations committee shall be comprised of no fewer than two (2) members.

•	The members of the nominations committee shall meet the independence requirements of the NASDAQ.

•	The members of the nominations committee shall be appointed and replaced by the board.

Committee responsibilities and authority

•	Evaluate the current composition, organization and governance of the board and its committees as well as determine future requirements and make recommendations to the board for approval.

•	Determine on an annual basis, desired board qualifications, expertise and characteristics. and conduct searches for potential board members with corresponding attributes. Evaluate and propose nominees for election to the board. In performing these tasks, the Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates.

•	Oversee the board performance evaluation process including conducting surveys of director observations, suggestions and preferences.

•	Form and delegate authority to subcommittees when appropriate.

•	Evaluate and make recommendations to the board concerning the appointment of directors to board committees, the selection of board committee chairs, and proposal of the board slate for election.

•	Evaluate and recommend termination of membership of individual directors in accordance with the board’s governance principles, for cause or for other appropriate reasons.

•	Conduct an annual review on succession planning, report its findings and recommendations to the board, and work with the board in evaluating potential successors to executive management positions.

•	Coordinate and approve board and committee meeting schedules.

•	Make regular reports to the board.

•	Review and re-examine this charter annually and make recommendations to the board for any proposed changes.

•	Annually review and evaluate its own performance.

•	In performing its responsibilities, the Committee shall have the authority to obtain advice, reports or opinions from internal or external counsel and expert advisors.

3.2 Table 6: Nominations committee attendance during FY 2003

Name of compensation committee members	Number of meetings held	Number of meetings attended

Claude Smadja	4	4
Philip Yeo	4	3
Prof. Jitendra Vir Singh	4	4
Sen. Larry Pressler	4	4

Four nominations committee meetings were held during the year on April 9, 2002, July 9, 2002, October 9, 2002 and January 9, 2003.

3.3 Nominations committee report for the year ended March 31, 2003

During the year, Mr. Phaneesh Murthy resigned from the directorship of the company and the same was taken on record. Also the committee took on record the resignation of Prof. Jitendra Vir Singh effective April 12, 2003.

The committee approved the induction of Mr. Sridar Iyengar as an additional director of the company and also recommended his induction into audit committee.

The committee discussed the issue of the retirement of members of the board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, Messrs. Srinath Batni, Sen. Larry Pressler, Omkar Goswami and Rama Bijapurkar will retire in the ensuing Annual General Meeting. The committee has recommended the resolution for re-appointment of the retiring directors by the shareholders.

Sd
Bangalore	Claude Smadja
April 9, 2003	Chairman, nominations committee

4.     Investors grievance committee

The investors grievance committee is headed by an independent director, and consists of the following directors:

Mr. Philip Yeo, Chairman
Ms. Rama Bijapurkar
Mr. K. Dinesh
Mr. Nandan M. Nilekani
Mr. S. D. Shibulal

4.1 Table 7: Investors grievance committee attendance during FY 2003

Name of compensation committee members	Number of meetings held	Number of meetings attended

Philip Yeo	4	3
Rama Bijapurkar	4	3
Nandan M. Nilekani	4	4
K. Dinesh	4	4
S. D. Shibulal	4	4

The committee has the mandate to review and redress shareholder grievances. Four investors grievance committee meetings were held during the year on April 9, 2002, July 9, 2002, October 9, 2002 and January 9, 2003.

4.2 Investors grievance committee report for the year ended March 31, 2003

The committee expresses satisfaction with the company’s performance in dealing with investors grievance and its share transfer system. It has also noted the shareholding in dematerialised mode as on March 31, 2003 as being 99.18%.

Sd
Bangalore	Rama Bijapurkar
April 9, 2003	Member, investors grievance committee

5.     Investment committee

The investment committee consists exclusively of executive directors:

Mr. N. R. Narayana Murthy, Chairman
Mr. Nandan M. Nilekani
Mr. S. Gopalakrishnan
Mr. K. Dinesh
Mr. S. D. Shibulal
Mr. T. V. Mohandas Pai
Mr. Phaneesh Murthy (resigned on July 23, 2002)
Mr. Srinath Batni

Investment committee report for the year ended March 31, 2003

The committee has the mandate to approve investments in various corporate bodies within statutory limits and the powers delegated by the board. During the year, the committee approved an investment of US$ 2.5 million (Rs. 12.25 crore) in Progeon Limited, majority owned subsidiary of Infosys.

Sd
Bangalore	N. R. Narayana Murthy
April 9, 2003	Chairman, investment committee

6.     Share transfer committee

The share transfer committee consists exclusively of executive directors:

Mr. Nandan M. Nilekani, Chairman
Mr. K. Dinesh
Mr. S. D. Shibulal

Share transfer committee report for the year ended March 31, 2003

The committee has the mandate to approve all share transfers. During the year, the committee approved transposition with respect to 200 shares and transmissions with respect to 4,800 shares.

Sd
Bangalore	Nandan M. Nilekani
April 9, 2003	Chairman, share transfer committee

D.     Management review and responsibility

1.     Formal evaluation of officers

The compensation committee of the board approves the compensation and benefits for all executive board members, as well as members of the management council. Another committee headed by the CEO reviews, evaluates and decides the annual compensation for officers of the company from the level of associate vice president, but excluding members of the management council. The compensation committee of the board administers the 1998 and the 1999 Stock Option Plans.

2.     Board interaction with clients, employees, institutional investors, the government and the press

The chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, media, and various governments. The CEO and the COO manage all interaction with clients and employees.

3.     Risk management

The company has an integrated approach to managing the risks inherent in various aspects of its business. As part of this approach, the board of directors is responsible for monitoring risk levels according to various parameters, and the management council is responsible for ensuring implementation of mitigation measures, if required. The audit committee provides the overall direction on the risk management policies.

4.     Management’s discussion and analysis

This is given as separate chapters in this Annual Report, according to Indian GAAP and US GAAP financials, respectively.

E.     Shareholders

1.     Disclosures regarding appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, offer themselves for re-election at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, Messrs. Srinath Batni, Sen. Larry Pressler, Omkar Goswami and Rama Bijapurkar will retire in the ensuing Annual General Meeting. The board has recommended the re-election of all the retiring directors.

In addition, Mr. Sridar Iyengar, who was appointed as an additional director with effect from April 10, 2003, is eligible and is offering himself for appointment as independent director of the company.

The detailed resumes of all these directors are provided in the notice to the Annual General Meeting.

2.     Communication to shareholders

Since June 1997, Infosys has been sending to each shareholder, quarterly reports which contain audited financial statements under Indian GAAP and unaudited financial statements under US GAAP, along with additional information. Moreover, the quarterly and annual results are generally published in The Economic Times, The Times of India, Business Standard, Business Line, Financial Express and the Udayavani (a regional daily of Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on the company’s website (www.infosys.com). Earnings calls with analysts and investors are broadcast live on the website, and their transcripts are posted on the website soon thereafter. Any specific presentations made to analysts and others are also posted on the company’s website.

The proceedings of the Annual General Meeting is web-cast live on the Internet to enable shareholders across the world to view the proceedings. The archives of the video are also available on the company’s home page for future reference to all the shareholders.

3.     Investors’ grievances and share transfer

As mentioned earlier, the company has a board-level investors grievance committee to examine and redress shareholders’ and investors’ complaints. The status on complaints and share transfers is reported to the full board. The details of shares transferred and nature of complaints are provided in the following chapter on Additional information to shareholders.

For matters regarding shares transferred in physical form, share certificates, dividends, change of address, etc. shareholders should communicate with Karvy Consultants Limited, the company’s registrar and share transfer agent. Their address is given in the section on Shareholder information.

4.     Details of non-compliance

There has been no non-compliance of any legal requirements by the company nor has there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

5.     General body meetings

Details of the last three Annual General Meetings are given in Table 8.

Table 8: Date, time and venue of the last three AGMs

Financial year (ended)	Date	Time	Venue

March 31, 2000	May 27, 2000	1500 hrs	Taj Residency Hotel, 41/3 M.G. Road, Bangalore, India
March 31, 2001	June 2, 2001	1500 hrs	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India
March 31, 2002	June 8, 2002	1500 hrs	J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore, India

Date, time and venue of the last EGM

Date	Time	Venue

February 22, 2003	1500 hrs	Taj Residency Hotel, 41/3 M.G. Road, Bangalore, India

6.     Postal ballots

For the year ended March 31, 2003, there have been no ordinary or special resolutions passed by the company’s shareholders that require a postal ballot. However, the company has voluntarily decided to comply with the provisions of postal ballot for all the resolutions placed before the shareholders in the AGM to be held on June 14, 2003. The detailed instructions are provided in the notice to the Annual General Meeting.

7.     Auditor’s certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditor’s certificate is given as an annexure to the Directors’ report.

F.     Compliance with the recommendations of the report of the Committee on corporate audit and governance (Naresh Chandra Committee)

The Government of India by an order dated the 21st August 2002 constituted a high level committee under the Chairmanship of Mr. Naresh Chandra to examine the auditor-company relationship. The committee had since submitted its report to the government. The Government of India has not yet made it mandatory for the Indian companies.

The report contains five chapters. Chapters 2, 3 and 4 which deal with auditor-company relationship, auditing the auditors and independent directors – role, remuneration and training is relevant to your company. The chapter one is an introductory section and chapter 5 relates to regulatory changes. Your company has substantially complied with most of these recommendations.

The auditor-company relationship

Recommendation 2.1 – Disqualifications for audit assignments – In line with the international best practices, the committee recommends an abbreviated list of disqualifications for auditing assignments which includes:

• Prohibition of any direct financial interest in the audit client	–	Complied with.
• Prohibition of receiving any loans and / or guarantees	–	Complied with.
• Prohibition of any business relationship	–	Complied with.
• Prohibition of personal relationships	–	Complied with.
• Prohibition of service or cooling off period	–	Complied with.
• Prohibition of undue dependence on an audit client	–	Not applicable.

Recommendation 2.2 – List of prohibited non-audit services	–	Complied with.

Recommendation 2.3 – Independence standards for consulting and other entities are affiliated to audit firms	–	Complied with.

Recommendation 2.4 – Compulsory audit partner rotation	–	Complied with.

Recommendation 2.5 – Auditor’s disclosure of contingent liabilities	–	Complied with.

Recommendation 2.6 – Auditor’s disclosure of qualifications and consequent action	–	Complied with.

Recommendation 2.7 – Management’s certification in the event of auditor’s replacement

Not applicable, as we do not have any proposal to replace the auditors. The Company’s Act is yet to be amended by the government to seek special resolution of the shareholders in case of a replacement of an auditor. The audit committee consisting fully of independent directors recommends the appointment or replacement of auditors.

Recommendation 2.8 – Auditor’s annual certification of independence
The audit committee receives the certification of independence from both the internal and statutory auditors every year.

Recommendation 2.9 – Appointment of auditors	–	Complied with.

Recommendation 2.10 – CEO and CFO certification of annual audited accounts	–	Complied with.

Auditing the auditors

Recommendation 3.1 – Setting-up of independent quality review board	–	Not applicable.

Recommendation 3.2 – Proposed disciplinary mechanism for auditors	–	Not applicable.

Independent directors: Role, remuneration and training

Recommendation 4.1 – Definition of an independent director	–	Complied with.

Recommendation 4.2 – Percentage of independent directors	–	Complied with.

Recommendation 4.3 – Minimum board size of listed companies	–	Complied with.

Recommendation 4.4 – Disclosure on duration of board meetings / committee meetings	–	Is being complied with from January 2003 meetings.

Recommendation 4.5 – Tele-conferencing and video conferencing	–	At present, the law does not permit this.

Recommendation 4.6 – Additional disclosure to directors

At present, we submit a summary of all the press releases issued during a quarter, to all the external board members, during the board meetings. The presentations made at various investors conferences are available on the web. Going forward, the company would send a copy of all press releases as well as the investor presentations to all the directors.

Recommendation 4.7 – Independent directors on audit committee of listed companies	–	Complied with.

Recommendation 4.8 – Audit committee charter	–	Complied with.

Recommendation 4.9 – Remuneration of non-executive director	–	Not applicable.

Recommendation 4.10 – Exempting non-executive directors from certain liabilities	–	Not applicable.

Recommendation 4.11 – Training of independent directors	–	Not applicable.

G.     Compliance with international corporate governance guidelines

1.     Euroshareholders Corporate Governance Guidelines 2000

“Euroshareholders” is the confederation of European shareholders associations, with the overall task of representing the interests of individual shareholders in the European Union. In April 1999, the Organization for Economic Cooperation and Development (OECD) published its general principles on corporate governance. The Euroshareholders guidelines are based upon the same principles, but are more specific and detailed.

Recommendation 1: A company should aim primarily at maximising shareholder value in the long-term. Companies should clearly state (in writing) their financial objectives as well as their strategy, and should include these in the Annual Report.

This recommendation is complied with.

Recommendation 2: Major decisions which have a fundamental effect upon the nature, size, structure and risk profile of the company, and decisions which have significant consequences for the position of the shareholder within the corporation, should be subject to shareholder’s approval or should be decided by the AGM.

As per Indian law, majority of these decisions require approval of the shareholders in the General Meeting of the company.

Recommendation 3: Anti-takeover defenses or other measures which restrict the influence of shareholders should be avoided.

The company does not have any anti-takeover provisions in its Memorandum and Articles of Association.

Recommendation 4a: The process of mergers and takeovers should be regulated and compliance with these regulations should be supervised.

Not applicable.

Recommendation 4b: If a shareholder’s stake in the company passes a certain threshold, that shareholder should be obliged to make an offer for the remaining shares under reasonable conditions, that is, at least the price that was paid for the control of the company.

The Securities and Exchange Board of India (SEBI) has published takeover guidelines that require an open offer by holders who acquire more than a specified percentage of the company.

Recommendation 5: Companies should immediately disclose information which can influence the share price as well as information about those shareholders who pass (upwards or downwards) 5% thresholds. There should be serious penalties in case of non-compliance.

As per the listing agreement, Indian companies are required to immediately inform stock exchanges about all price-sensitive information. According to SEBI’s takeover guidelines, shareholders who hold more than 5% of the equity of the company need to inform the company immediately on reaching the limit. On receiving such information, the company needs to immediately notify the stock exchanges on which it is listed.

Recommendation 6: Auditors have to be independent and should be elected by the general meeting.

This recommendation is complied with.

Recommendation 7: Shareholders should be able to place items on the agenda of the AGM.

As per the Indian law, shareholders holding not less than one-tenth of the paid-up capital of the company are entitled to requisition a general meeting, and place items on the agenda.

Recommendation 8: In addition to the regular channels, electronic means should be used by the company to provide shareholders with price-sensitive information.

The company posts all its financial results, as well as press releases, on its website, www.infosys.com. The proceedings of the Annual General Meeting is web cast live on the Internet to enable shareholders across the world to view the proceedings. The archives of the video are also available on the company’s home page for future reference to all the shareholders.

Recommendation 9: Shareholders shall have the right to elect members of at least one board and shall also be able to file a resolution for dismissal. Prior to the election, shareholders should be able to suggest candidate members of the board.

In Indian law, directors are elected by members in the general meeting, either by show of hands or a poll.

Recommendation 10a: Membership of non-executives on the board should be limited to a maximum period of twelve years.

The current law in India mandates the retirement of one-third of the board members every year, and qualifies the retiring members for re-appointment. Executive directors of Infosys are appointed by the shareholders for a maximum period of five years at one time but are eligible for re-appointment upon completion of their term.

Recommendation 10b: No more than one non-executive board member should have served as an executive member of the company.

All the non-executive directors of the company, as of date, are independent directors.

2. Compliance with findings and recommendations of The Conference Board, Commission on Public Trust and Private Enterprises in the US

The Conference Board Commission on Public Trust and Private Enterprise was convened to address the circumstances which led to the recent corporate scandals and the subsequent decline of confidence in American capital markets. The Commission has suggested ways in which appropriate governance practices can work to rebuild confidence in the integrity, reliability, and transparency of these markets, by addressing three key, and much debated, areas – executive compensation, corporate governance, and audit and accounting issues – as they relate to publicly-held corporations. The Commission issued its first set of findings and recommendations – Part 1: Executive Compensation – on September 17, 2002. Part 2: Corporate Governance and Part 3: Audit and Accounting were released on January 9, 2003. A compliance report on the specific best practices suggestions provided by the committee is presented below.

Part I – Executive compensation

Principle I – The compensation committee’s roles and responsibilities

The commission had made 8 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 6 – The Compensation Committee should approve any compensation arrangement for a senior executive officer involving any subsidiary, special purpose entity (SPE) or other affiliate. Because of the significant potential for conflicts of interest, these compensation arrangements should be permitted only in very special circumstances and only when of benefit to investors. They should also be disclosed in filings with the SEC.

Currently, the compensation committee approves compensation arrangements for all directors and officers as well as the management council members of the company. The committee does not approve compensation arrangements for senior executive officers of the subsidiary company – Progeon.

Principle II – The importance of performance based compensation

The commission had made 3 specific best practices suggestions. The company has complied substantially with all of them, except the following:

Recommendation 3 – The Compensation Committee should adopt specific policies and programs to recapture incentive compensation from executives in the event that malfeasance on the part of such executive or executives results in substantial financial harm to the corporation.

The company presently had not adopted any specific written policies and programs on this.

Principle III – The role of equity-based incentives

The commission had made 4 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 4 – The Compensation Committee must disclose in conspicuous ways the effective costs passed on to shareholders through dilution or any direct costs associated with shares acquired in the open market to limit that dilution.

The company had adopted disclosure provisions as required under SFAS 123, Accounting for stock based compensation and the same is provided in the notes to the US GAAP Financial statements.

Principle IV – Creating a long-term focus

The commission had made 2 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 1 – The Compensation Committee should: 1) require senior management to accumulate a meaningful amount of company stock on a long-term basis; and 2) specify substantial minimum holding periods for equity received as compensation, in each case, in order to align the interests of management with those of the corporation. Holding periods for senior executives and directors should generally not be less than the holding periods for other employees under 401(k) or similar retirement plans.

The compensation committee had not mandated any such requirements, at present.

Recommendation 2 – While recognizing that director compensation involves policy issues different from those in management compensation, directors nonetheless should own and retain substantial amounts of company stock they receive as compensation or otherwise acquire. Furthermore, at a minimum, required retention and holding levels by directors should also be established.

The compensation committee had not mandated any such requirements, at present.

Principle V – Accounting neutrality

The commission had made one specific best practices suggestion. This involves The Financial Accounting Standards Committee (FASB) and International Accounting Standards Board (IASB) to determine expeditiously in order to determine appropriate accounting treatment for equity based compensation.

Not applicable

Principle VI – Shareholders rights

The commission had made 2 specific best practices suggestions. This requires equity-based compensation to be made through plans approved by shareholders and the requirement not to modify the existing equity-based compensation arrangements materially, including the re-pricing of the options, without shareholders approval.

The company has complied with both these suggestions.

Principle VII – Transparency and disclosure

The commission had made 3 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 1 – A corporation’s public disclosures should include a conspicuous statement highlighting both earnings per share after dilution and the proportion of future shareholder value that equity-based compensation plans would provide to executives and employees. This disclosure should illustrate in plain language the percentage of total equity (market overhang) represented by unexercised options.

The company currently provides the diluted earnings per share in its financial statements prepared both under the US and Indian GAAP. However, the company do not provide any disclosure on the future shareholder value that equity-based compensation plans would provide to executives and employees.

Recommendation 2 – Executive officers should be required to give advance public notice of their intention to dispose directly or indirectly (e.g. by hedging or other similar arrangement) of the corporation’s equity securities. In this connection, the Compensation Committee, with the assistance of experts as required, should develop and publish appropriate methods by which disclosure of such intentions must be made.

The compensation committee had not mandated any such requirement, at present.

Recommendation 3 – Companies should be required to disclose publicly employment agreements entered into with executive officers promptly following their execution. A company’s disclosure should include a summary in plain English of the significant terms of the agreement when the agreements are filed with regulatory authorities.

According to Indian law, the director’s appointment and their pay scales need to be approved by the shareholders in the shareholders meetings. The summary of their remuneration is provided in the notices sent to shareholders for the General body meetings. There is no such requirement for other executive officers of the company and the same is not being disclosed.

Part II – Corporate Governance

Principle I – Relationship of the board and the management

The commission had made 8 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 1 & 2 – The Commission notes three principal approaches to provide the appropriate balance between board and CEO functions: (a) Each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO, with those two roles being performed by separate individuals. The Chairman would be one of the independent directors. (b) The roles of chairman and CEO would be performed by two separate individuals; however, the Chairman could be a non-independent director within the meaning of stock exchange standards, but would not be a member of management and would not report to the CEO. Where the Chairman is not one of the independent directors, a Lead Independent Director position, or other equivalent designation, should be established. Under this approach, it is essential that the Chairman not have any relationships with the CEO or management that compromises his or her ability to act independently. (c) Where boards do not choose to separate the Chairman and CEO position, or when they are in transition to a structure where the positions will be separated, a Presiding Director position should be established.

The duties of the non-CEO Chairman, whether he or she is one of the independent directors or not, the Lead Independent Director (or other equivalent designation), and the Presiding Director should be carefully articulated.

Separate individuals are performing the chairman and Chief Executive Officer positions of the company. Their roles are clearly defined and there is no overlap in their functions. The chairman of the board is one of the founders of the company. The company has not appointed a lead director yet.

Principle II – Fulfilling the board’s responsibilities

The commission had made 5 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 5 – Boards should develop an appropriate committee structure, retaining outside advisors and staff as appropriate, to fulfill their responsibilities.

The board had not developed any such committee. However, the independent directors have the authority to obtain advice and assistance from outside legal, accounting or other advisors.

Principle III – Director qualifications

The commission had made 2 specific best practices suggestions. The company has complied with both of them.

Principle IV – Role of the nomination/governance committee

The commission had one recommendation that requires at a minimum, the nominating/governance committee should recommend to the full board of directors: (a) an appropriate board organization, including committee assignments; (b) qualifications for board membership (c) an appropriate slate of qualified nominees for election to the board that they have identified and evaluated; (d) requirements for, and means of, director orientation and training; (e) corporate governance principles for adoption by the full board; and (f) candidates for CEO succession.

At present, the company does not have a corporate governance committee. The company’s nomination committee has the mandate to recommend the size and composition of the board, establish procedures for the nomination process, recommend candidates for election to the board and nominate officers for election by the board. The corporate governance matters are discussed and decided at the full board.

Principle V – Board evaluation

The commission had made 3 specific best practices suggestions. The company has complied substantially with all of them, except the following:

Recommendation 1 – Boards should develop processes to evaluate, at least annually, the performance of the board as a whole, the performance of each board committee and the performance of each individual director, as necessary.

The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. All the non-executive directors makes a presentation to the full board on their performance, every year. At present, the performance of the board as a whole and that of the committees are not being done.

Recommendation 2 –Depending on the corporate governance model adopted, boards should consider having the non-CEO Chairman, the Lead Independent Director (or equivalent designation) or the Presiding Director take a lead role, in conjunction with the Chairman, in the board evaluation process.

At present, the performance of the board as a whole is not being done.

Principle VI – Ethics oversight

The commission had made 3 specific best practices suggestions. The company has complied substantially with all of them, except the following:

Recommendation 1 – Tone at the top – (a) Continued and repeated emphasis, and commensurate behavior, by the board and CEO, on the importance of ethical conduct to the corporation and its business; and (b) Using, as criteria for selection of the CEO and senior management, a candidate’s ability to and prior history of fostering ethical practices, including the candidate’s demonstrated business values and response to any misconduct in prior organizations in which the candidate was employed.

The management stresses on the importance of the ethical behavior in all the available forums. The past ethical behavior of a candidate is considered wherever it is brought to the notice of the company, in the selection of CEO and senior officers of the company.

Recommendation 2 – Tools and processes – (a) Programs to ensure that employees understand, apply, and adhere to the company’s code of ethics; (b) Processes that encourage and make it safe for employees to raise ethical issues and report possible ethical violations; (c) Processes for prompt investigation of complaints and prompt disposition, including discipline and corrective action, if necessary; and (d) Processes to measure and track employees’ adherence to the company’s ethical requirements and to assess the ethical performance of the company as a whole.

The company encourages employees to report on any ethical violation to any members of the senior management. Necessary action is taken on any complaints. Currently, the company does not have a system to measure and track employees adherence to the company’s ethical requirements.

Recommendation 3 – Oversight – (a) Designation of a board committee to oversee ethics issues; (b) Designation of an officer to oversee ethics and compliance with the code of conduct; (c) Inclusion of ethics-related criteria in employees’ annual performance reviews and in the evaluation and compensation of management; (d) Representation by senior management that all known ethics breaches have been reported, investigated, and resolved; and (e) Disclosure of practices and processes the company has adopted to promote ethical behavior.

This is not being complied with. The company has an informal mechanism to address all the ethical issues.

Principle VII – Hiring special investigative council

The commission had made one recommendation.

The special counsel retained to conduct independent investigations with likelihood to implicate company executives should report directly to the board or an appropriate committee of the board and should not be an individual or a firm that the company regularly uses as outside counsel or that derives a material amount of revenues from the company.

The board and its members have the power to use an external agency wherever a company executive is being investigated.

Principle VIII – Shareowner involvement

The commission had made 4 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 1, 2 & 3 – Boards of directors should develop procedures to receive and to consider shareowners’ nominations for the board of directors as well as shareowner proposals related to serious business issues. In evaluating shareowner nominees and proposals, whether made individually or collectively, boards should take into account the extent of the share holdings involved and the length of time those shares have been held. In evaluating shareowner nominees and proposals, boards should not preclude proposals made by smaller, individual shareowners. The procedures for receiving shareowner nominations and proposals should include, where appropriate, meetings of shareowners with the nominating / governance committee or its representatives.

As per the Indian law, a person other than a retiring director is eligible for appointment to the office of director at any general meeting, if he or some member intending to propose him has, not less than 14 days before the meeting, left at the office of the company a notice in writing under his hand signifying his candidature for the office of director or the intention of such member to propose him as a candidate for that office as the case may be along with a deposit of Rs. 500, which shall be refunded to such person or, as the case may be, to such member, if the person succeeds in getting elected as a director. The company shall inform its members of such candidature.

Recommendation 4 – Boards of directors should give serious consideration to adopting advisory shareowner proposals that receive a substantial percentage, even if less than a majority, of the votes cast. In the event that the board chooses not to implement a proposal that receives a substantial percentage, even if less than a majority, of the votes cast, it should publicly disclose its reasons for its actions.

As per the Indian law, the resolutions are passed by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. The company is very pro-active in its interactions with investors and addressing their concerns.

Principle IX – Long-term share ownership

The commission had made 5 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 1&2 – Company executives charged with communicating with shareowners, such as the Corporate Governance Officer, Corporate Secretary and Investor Relations Executives, should formulate and communicate to investors a strategy specifically designed to attract investors known to pursue long-term holding investment strategies (e.g. public and private pension funds and mutual funds that emphasize index strategies, money managers with stated long-term investment horizons, etc.). In this way, the corporation may be able to reduce the volatility in trading of its shares and build a stronger shareowner base.

Corporations should encourage short-term “traders” to become long-term “owners,” pointing out the benefits both to the company and to long-term shareowners in making its investment decisions in order to fulfill longer term strategies. While investors can and should pursue strategies intended to maximize their rates of return on investment, they should view high volatility trading as a risk factor in making their investment decisions.

The company has in place a communication policy addressed to the needs of all investors. The company communicates through various forums, both its long-term and short-term plans and strategies to the investors. As a policy, the company do not differentiate between small and large investors.

Recommendation 3 – Policy makers should formulate differential tax strategies, such as, for example, significantly increasing the tax differential between long-term and short-term holding periods, and other policies to encourage investors to trade with a long-term investment horizon.

Not applicable.

Recommendation 4 – While corporations cannot dictate how investors make their decisions, they can provide them with information that is focused more on long-term strategies, financial goals, and intrinsic values, and less on transitory short-term factors. Corporations should reevaluate the implications of providing short-term “earnings guidance,” as well as the advisability of meeting financial targets through aggressive accounting techniques.

The current policy of the company is to provide guidance for the next quarter and for the whole financial year.

Recommendation 5 – Institutional investors should establish compensation arrangements for portfolio managers that reward a long-term rather than short-term focus.

Not applicable.

Part III – Audit and accounting

Principle I – Enhanced role of the audit committee

The commission had made 4 specific best practices suggestions. The company has complied substantially with all of them, except the following:

Recommendation 3 – The board should understand the obligations under the Act that the company must disclose whether or not one or more members of the audit committee qualify as financial experts within the meaning of regulations promulgated pursuant to the Act and, if not, why not.

None of the existing members of the audit committee qualify as “financial experts” as defined in the Sarbanes-Oxley Act of 2002, even though the chairman and some of the members of the audit committee possess financial expertise and background. The board had in its meeting held on April 10, 2003 appointed Mr. Sridar Iyengar as a member of the board and also as chairman of the audit committee. He qualifies to be a “financial expert” as defined in the Act.

Recommendation 4 – Audit committees should conduct an annual assessment of the performance of the committee and its members, including in such review a comparison of the committee and its members to legal and stock exchange requirements and to prevailing best practices for audit committees. broad risk-based approach and to support the certification process for both financial reports and internal controls.

Currently, the audit committee does not assess its performance. However, it oversees all the compliance issues.

Principle II – Audit committee education

The commission had made one recommendation and the same is complied with.

Principle III – Improving internal controls and internal auditing

The commission had made 4 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 2 – The internal auditors should prepare for review and approval by the audit committee a multi-year audit plan of not less than three years, centered on the corporation’s risks and vulnerabilities. The audit committee and any other committee of the board dealing with risk management should review and update this risk-based plan on an annual basis.

Currently, the audit committee reviews and approves internal audit plan for the next year only.

Principle IV – Auditor rotation

The commission had made 4 specific best practices suggestions. The company had complied substantially with all of them, except the following:

Recommendation 1 & 2 – In order to ensure the independence of any audit, the audit committee should seriously consider rotating outside audit firms when some or all of the following circumstances exist: (1) the audit firm has been employed by the company for a substantial period of time e.g. over 10 years; (2) one or more former partners or managers of the audit firm are employed by the company; and (3) significant non-audit services are provided to the company – even if approved by the audit committee.

Although audit committees should evaluate their current public accounting firm at least annually, the audit committee should, in addition, perform a more thorough evaluation and review at least every five to seven years. The audit committee should consider other public accounting firms as part of this evaluation and review.

Currently, the audit committee has no policy to rotate the outside audit firms on a periodical basis. Bharat S. Raut & Co., Chartered Accountants, is the statutory and independent auditor of the company for the Indian GAAP financial statements and KPMG is the independent auditor of the company for the US GAAP financial statements. They were appointed on June 7, 1997. The audit committee reviews the performance of the external auditors, every year, and recommends to the board their remuneration and appointment.

Principle V – Professional advisors for audit committee

The commission had made one recommendation and that is being complied with.

Principle VI – Services performed by accounting firms

The commission had made one recommendation and that is being complied with.

Principle VII –The business model of accounting firms

Not applicable

3. United Nations Global Compact Programme

Announced by the United Nations Secretary General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact calls on companies to embrace nine principles in the areas of human rights, labor standards and environment. The Global Compact is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. The nine principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization’s Fundamental Principles on Rights at Work and the Rio Principles on Environment and Development.

According to these principles, business should:

•	Support and respect the protection of internationally proclaimed human rights;

Corporate leadership in human rights is good for the community and for business. The benefits of responsible engagement for business include a greater chance of a stable and harmonious atmosphere in which to do business, and a better understanding of the opportunities and problems of the social context. Further, the benefits of corporate social responsibility for society include less adverse impacts from ill-thought-through business initiatives.

•	Ensure that they are not complicit in human rights abuses;

An effective human rights policy will help companies avoid being implicated in human rights violations.

•	Uphold the freedom of association and the effective recognition of the right to collective bargaining;

Freedom of association and the exercise of collective bargaining provide opportunities for constructive rather than confrontational dialogue, which harness energy to focus on solutions that result in benefits to the enterprise, its stakeholders, and the society at large.

•	Support the elimination of all forms of forced and compulsory labor;

Forced labor robs societies of the opportunities to apply and develop human resources for the labor markets of today, and develop the skills in education of children for the labor markets of tomorrow.

•	Support the effective abolition of child labor;

Child labor results in scores of under-skilled, unqualified workers and jeopardizes future skills improvements in the workforce. Children who do not complete their primary education are likely to remain illiterate and will not acquire the skills needed to get a job and contribute to the development of a modern economy.

•	Eliminate discrimination in respect of employment and occupation;

Discrimination in employment and occupation restricts the available pool of workers and skills, and isolates an employer from the wider community. Non-discriminatory practices help ensure that the best-qualified person fills the job.

•	Support a precautionary approach to environmental challenges;

It is more cost-effective to take early actions to ensure that irreversible environmental damage does not occur. This requires developing a life-cycle approach to business activities to manage the uncertainty and ensure transparency. Investing in production methods that are not sustainable, that deplete resources and that degrade the environment, has a lower long-term return than investing in sustainable operations.

•	Undertake initiatives to promote greater environmental responsibility;

Given the increasingly central role of the private sector in global governance issues, the public is demanding that business manage its operations in a manner that will enhance economic prosperity, ensure environmental protection and promote social justice.

•	Encourage the development and diffusion of environmentally friendly technologies;

Production processes and technology that do not use resources efficiently, generate residues and discharge wastes. Implementing environmentally sound technologies helps a company reduce the use of raw materials leading to increased efficiency and increased competitiveness of the company.

On August 27, 2001, Infosys adopted the UN Global Compact Programme and became a partner with the UN in this initiative. A strong sense of social responsibility is an integral part of Infosys’ value system. The Company adheres to the principles of the UN Global Compact Programme.

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Shareholder information

Shareholder information

Additional information to shareholders

•	Frequently asked questions

•	Share performance chart

•	Intangible assets scoresheet

•	Human resources accounting and value-added statement

•	Brand valuation

•	Balance sheet (including intangible assets)

•	Current-cost-adjusted financial statements

•	Economic Value-Added (EVA) statement

•	Ratio analysis

•	Statutory obligations

•	ValueReporting™

•	Management structure

Shareholder information

1.	Date, time and venue of AGM	June 14, 2003, 3.00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore 560 012, India.

2.	Dates of book closure	May 30 to June 14, 2003 (both days inclusive).

3.	Dividend payment	On or after June 14, 2003, but within the statutory time limit of 30 days.

4.	Financial calendar (tentative and subject to change)	Annual General Meeting
Financial reporting for the quarter ending June 30, 2003
Financial reporting for the quarter ending September 30, 2003
Interim dividend payment (if any)
Financial reporting for the quarter ending December 31, 2003
Financial results for the year ending March 31, 2004
Annual General Meeting for the year ending March 31, 2004	: June 14, 2003 : July 10, 2003 : October 10, 2003 : November 2003 : January 09, 2004 : April 13, 2004 : June 2004

5.	Listing on stock exchanges	In India: Bangalore Stock Exchange Ltd. (BgSE), The Stock Exchange, Mumbai (BSE), and the National Stock Exchange of India Ltd. (NSE). Outside India: NASDAQ National Market in the US.

6.	Listing fees	Paid for all the above Stock Exchanges for 2003-2004

7.	Registered office	Electronics City, Hosur Road, Bangalore 561 229, India Tel.: +91-80-852-0261, Fax: +91-80-852-0362 Website: www.infosys.com

8.	Registrar and share transfer agents	Share transfers in physical form and other communication regarding Share
Certificate, Dividends, Change of Address, etc. may be addressed to:

Karvy Consultants Limited,
Registrars and Share Transfer Agents,
T.K.N. Complex, No. 51/2, Vanivilas Road,
Opposite National College, Basavanagudi,
Bangalore 560 004, India.
Tel.: +91-80-662-1184, Fax: +91-80-662-1169
E-mail: kumars@karvy.com

9.	Share transfer system

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. The share transfer committee of the company meets as often as required.

The total number of shares transferred in physical form during the year 2002-03 was nil, versus 24,700 for the previous year 2001-02.

10.	Investor services — complaints during the year

Table 1: Investor complaints on matters relating to shares during FY 2003

	Year ended March 31

Nature of complaints	2003		2002

	Received	Attended to	Received	Attended to

Non-receipt of share certificates	2	2	4	4
Non-receipt of bonus share/split shares	—	—	1	1
Letters from stock exchanges, SEBI, etc.	1	1	2	2
Non-receipt of dividend warrants	231	231	163	163

Total	234	234	170	170

During the years 2002-03 and 2001-02, the company attended to most of the investors’ grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

11.	Stock market data relating to shares listed in India

The company’s market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex and S&P CNX NIFTY Index. Table 2 gives the monthly high and low quotations as well as the volume of shares traded at BSE, NSE and the Bangalore Stock Exchange for 2002-03. The chart plots the daily closing price of Infosys versus the BSE-Sensex for the year ended March 31, 2003.

Table 2: Monthly highs, lows and trading volume for FY 2003

	BSE			NSE			BgSE

	High	Low	Volume	High	Low	Volume	High	Low	Volume
	Rs.	Rs.	Nos	Rs.	Rs.	Nos	Rs.	Rs.	Nos

April, 2002	3,997	3,496	52,55,609	3,999	3,496	1,05,31,399	NT	NT	NT
May	4,100	3,358	37,26,413	3,950	3,450	69,90,092	NT	NT	NT
June	3,700	3,055	50,65,839	3,550	3,052	1,25,22,731	NT	NT	NT
July	3,478	2,972	58,92,906	3,480	2,975	1,19,84,211	NT	NT	NT
August	3,643	2,935	58,59,212	3,644	2,937	1,27,09,793	NT	NT	NT
September	3,710	3,365	52,99,771	3,708	3,330	1,25,70,577	NT	NT	NT
October	3,916	3,350	75,99,360	3,907	3,350	1,65,67,895	NT	NT	NT
November	4,673	3,799	84,42,242	4,673	3,800	1,76,73,197	NT	NT	NT
December	4,850	4,386	82,14,498	4,842	4,390	1,81,31,515	NT	NT	NT
January, 2003	4,873	4,178	88,92,063	4,872	4,180	1,86,45,936	NT	NT	NT
February	4,549	4,062	59,00,748	4,545	4,070	1,25,91,072	NT	NT	NT
March	4,469	3,957	59,00,622	4,469	3,585	1,39,38,224	NT	NT	NT

Total			7,60,49,283			16,48,56,642
% of volume traded to		2002-03	119%			257%			—%
average shares outstanding		2001-02	144			239			0.95

NT: Not traded. The number of shares outstanding is 6,40,82,208. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

12.	Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which the company has been made a party. However, these cases are not material in nature.

13.	Distribution of shareholding as on March 31, 2003

Table 3a: Distribution of shares according to size, classes and categories of shareholders as on March 31, 2003.

No. equity shares held	No. of shareholders	% of shareholders	No. of shares	% of shareholding

1 — 100	67,170	87.22	8,44,479	1.27
101 — 200	2,235	2.90	3,54,365	0.53
201 — 500	2,640	3.43	9,00,587	1.36
501 — 1,000	2,022	2.63	14,75,073	2.23
1,001 — 5,000	2,280	2.96	4,63,160	7.00
5,001 — 10,000	234	0.30	16,98,830	2.56
10,001 and above	428	0.56	5,41,71,714	81.78

Total, excluding ADS	77,009	100.00	6,40,82,208	96.74
Equity shares underlining ADS*	1	—	21,60,870	3.26

Total including ADS	77,010	100.00	6,62,43,078	100.00

Table 3b: Distribution of shares by categories of shareholders as on March 31, 2003

Category	No. of shareholders	Voting strength (%)	No. of shares held

Individuals	72,858	16.57	1,09,72,690
Companies / Trusts	2,710	2.30	15,27,272
FIIs	354	39.18	2,59,52,155
OCBs and NRIs	803	1.01	6,67,167
Founders and their families	23	28.42	1,88,27,595
Mutual Funds, Banks, FIs	261	9.26	61,35,329
Equity shares underlying American Depositary Shares*	1	3.26	21,60,870

Total	77,010	100.00	6,62,43,078

* Held by beneficial owners outside India.

14.	Dematerialization of shares and liquidity

Infosys was the first in India to pay a one-time custodial fee of Rs. 44.43 lakh to National Securities Depositary Limited (NSDL). Consequently, the company’s shareholders do not have to pay depositary participants the custodial fee charged by the NSDL on their holding. 99.18% of the company’s shares are now held in electronic form.

15.	Investors’ correspondence in India

For investor matters:	For queries relating to financial statements:

V. Balakrishnan,
Company Secretary and Vice President — Finance,
Investors’ Service Cell,
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 561 229, India.
Tel.: +91-80-852-0440, Fax: +91-80-852-0754
E-mail: balakv@infosys.com	T. V. Mohandas Pai, Director (F&A) and CFO, Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore 561 229, India. Tel.: +91-80-852-0396, Fax: +91-80-852-0362 E-mail: mdpai@infosys.com

16.	Stock exchange codes

Reuters code	INFY.BO (BSE) INFY.NS (NSE) INFY.O (NASDAQ)	Bridge code	IN;INF (BSE) IN;INFN (NSE) US;INFY (NASDAQ)	Bloomberg code	INFO IN (BSE) NINFO IN (NSE)

17.	Stock market data relating to American Depositary Shares (ADSs)

a. b. c	ADS listed at: Ratio of ADS to equity shares: ADS symbol:	NASDAQ National Market in the US 2 ADS for one equity share INFY
d.	The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the year ended March 31, 2003 are given in Table 4.

Table 4: Monthly highs, lows and trading volume for ADS for FY 2003

	High		Low		Volume

	$	Rs.	$	Rs.

April 2002	69.25	3,391.17	61.10	2,992.07	2,053,700
May	66.99	3,281.84	56.54	2,769.89	1,548,400
June	59.59	2,909.18	47.45	2,316.51	1,492,500
July	56.90	2,770.46	49.35	2,402.85	1,687,001
August	56.80	2,755.94	50.42	2,446.38	1,709,889
September	59.68	2,888.51	54.08	2,617.47	1,488,046
October	72.20	3,493.76	51.27	2,480.96	3,670,312
November	85.90	4,154.12	70.48	3,408.41	3,163,745
December	82.75	3,972.00	63.50	3,048.00	4,113,977
January 2003	75.45	3,608.77	61.86	2,958.76	2,870,431
February	68.13	3,247.08	60.00	2,859.60	1,417,052
March	67.21	3,194.49	55.75	2,649.80	2,688,310

Note: 2 ADS = 1 equity share. US$ has been converted into Indian rupees at the monthly closing rates. The number of ADSs outstanding as on March 31, 2003 was 4,321,740. The percentage of volume traded to the total float was 1,291% as against 728% in the previous year.

e.	Investor correspondence

In the US:	In India:

P. R. Ganapathy,
Investor Relations Officer,
Infosys Technologies Limited,
34760 Campus Drive, Fremont CA 94555, USA.
Tel.: +1-510-742-3030, Fax: +1-510-742-2930
Mobile: +1-510-872-4412
E-mail: guns@infosys.com	V. Balakrishnan,
Company Secretary and Vice President — Finance,
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 561 229, India.
Tel.: +91-80-852-0440, Fax: +91-80- 852-0754
E-mail: balakv@infosys.com

f.	Name and address of the depositary bank

Deutsche Bank Trust Company Americas, Corporate Trust & Agency Services, 60 Wall Street, 25th Floor, MS NYC60/2515, New York, NY 11005, USA. Tel.: +1-212-602-3761, Fax: +1-212-797-0327	Deutsche Bank A. G., Corporate Trust & Agency Services, Hazarimal Somani Marg, Fort, Mumbai 400 001, India. Tel.: +91-22-207-9566, 207-9568, 207-9645 Fax: +91-22-207-9614

g.	Name and address of the custodian in India

ICICI Limited, ICICI Towers, Bandra Kurla Complex, Mumbai 400 051, India. Tel.: +91-22-653-1414, 653-8211 Fax: +91-22-653-1164/65

18.	Outstanding ADR warrants and their impact on equity

The company’s American Depositary Shares as evidenced by American Depositary Receipts (“ADRs”) are traded in the US on the NASDAQ National Market under the ticker symbol “INFY”. Each equity share of the company is represented by two American Depositary Shares (“ADSs”). The ADRs evidencing ADSs began trading on the NASDAQ from March 11, 1999 when they were issued by the depositary Bankers Trust Company (the “Depositary”), pursuant to the Deposit Agreement.

As of March 31, 2003, there were approximately 11,673 record holders of ADRs evidencing 4,321,740 ADSs (equivalent to 2,160,870 equity shares).

19.	ECS mandate

The company has received complaints regarding non-receipt of dividend warrants. All shareholders are requested to update their bank account details with their respective depositories urgently. This would enable the company to service its investors better. A copy of the ECS mandate form is provided elsewhere in the report.

Additional information to shareholders

Frequently asked questions

American Depositary Shares (ADSs)

1.	What is an American Depositary Share (“ADS”)?

Ans: An ADS is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-US company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the US to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

2.	What is the difference between an ADS and a GDR?

Ans: ADSs and GDRs (Global Depositary Receipts) are the same in their functionality — they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the US, while GDRs represent securities listed outside the US, typically in London.

3.	Do the ADSs have voting rights?

Ans: Yes. In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote in respect of the equity shares representing the ADS held by them.

4.	Are the ADSs entitled to cash dividends?

Ans: Yes, whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary’s fees and expenses.

5.	What is the Infosys ADS ratio?

Ans: Each Infosys ADS represents one-half of one ordinary equity share of Infosys.

6.	What is the symbol for Infosys ADS and where is it traded ?

Ans: The symbol is “INFY” and the same is traded on the NASDAQ National Market in the US.

7.	What is the “Sponsored secondary ADR program”?

Ans: The Government of India had allowed conversion of domestic shares into ADR through the sponsored secondary ADR program. Under this mechanism, the company’s board approves a secondary ADR program with the consent of the shareholders, files a registration statement with the US regulators and places the domestic shares with the ADR investors through a roadshow / book building mechanism. As per Indian regulations, all the shareholders in India would be given pari-passu right to participate in this offering and the price of the ADR would be determined by the lead bankers to the issue. Under this program, the company does not receive any money and the proceeds net of expenses would be distributed to all the Indian shareholders who participate in the program on a pro-rata basis.

8.	What is the current status of the sponsored secondary ADR program?

Ans: We had received the consent from the shareholders and also the Governemnt of India. We had filed the registration statements with SEC which has not yet become effective. The company would communicate at the appropriate time, the further progress on this program.

Infosys corporate

1.	Where and in which year was Infosys incorporated?

Ans: Infosys was incorporated in Mumbai, in the state of Maharashtra, in India, on July 2, 1981.

2.	What is the employee strength of Infosys?

Ans: As of March 31, 2003, Infosys had 15,356 employees, as compared to 10,738 on March 31, 2002, on a full-time basis.

The distribution of the employees is:

	2003		2002

Software services including trainees	14,001	91.18%	9,405	87.59%
Support services	1,355	8.82%	1,333	12.41%

	15,356	100.00%	10,738	100.00%

The gender classification of the employees is:

	2003		2002

Male	12,460	81.14%	8,928	83.14%
Female	2,896	18.86%	1,810	16.86%

	15,356	100.00%	10,738	100.00%

The age profile of employees is:

	2003		2002

20 — 25 years	7,460	48.58%	5,351	49.83%
26 — 30 years	5,754	37.47%	3,981	37.08%
31 — 40 years	1,879	12.24%	1,210	11.26%
41 — 50 years	232	1.51%	171	1.59%
51 — 60 years	29	0.19%	25	0.24%
60+ years	2	0.01%	—	0.00%

	15,356	100.00%	10,738	100.00%

3.	How many software development centers does Infosys have?

Ans: Infosys has 26 global development centers around the world of which 16 are in India — five in Bangalore, two each in Bhubaneswar, Chennai, Mangalore and Pune, and one each in Hyderabad, Mohali and Mysore. Infosys has one global development center in Toronto, Canada. In addition, there are six proximity development centers in Fremont, Boston, Chicago, New Jersey, Phoenix, and Charlotte in the US and one each in London, UK, Melbourne, Australia and Tokyo, Japan.

4.	How many marketing offices does Infosys have?

Ans: There are 30 marketing offices around the world of which 26 are located outside India — 10 in the US, two in Australia, one each in Argentina, UAE, Canada, China, Singapore, Japan, Hong Kong, UK, Germany, Belgium, Sweden, Paris, Switzerland and Amsterdam.

5.	Does the company have a disclosure policy?

Ans: Yes. The company has a written disclosure policy, which covers interacting with all external constituents such as analysts, fund managers and the media.

6.	Does the company have any quiet periods?

Ans: Yes. The company follows quiet periods prior to its earnings release every quarter. During the quiet period, the company or any of its officials will not discuss earnings expectations with any external parties. It starts from fifteenth of the month prior to the one in which the earnings are going to be released and ends on the date of announcement of the earnings numbers. Based on the tentative dates on which the earnings are going to be released in fiscal 2004, the tentative quiet period would be as follows:

	Earnings release date	Quiet period

Quarter ending June 30, 2003	July 10, 2003	June 16 — July 10, 2003
Quarter ending September 30, 2003	October 10, 2003	September 16 — October 10, 2003
Quarter ending December 31, 2003	January 9, 2004	December 16 — January 9, 2004
Year ending March 31, 2004	April 13, 2004	March 16 — April 13, 2004

Equity shares

1.	When did Infosys have its initial public offer (IPO) and what was the initial listing price? Was there any follow-on offering?

Ans: Infosys made an initial public offer in February 1993 and was listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share compared to the IPO price of Rs. 95 per share. In October 1994, Infosys made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and Corporates. During March 1999, Infosys issued 20,70,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10 each) at $34 per ADS under the American Depositary Shares Program and the same were listed on the NASDAQ National Market. All the above data are un-adjusted for issue of stock split and bonus shares.

2.	Which are the stock exchanges where Infosys shares are listed and traded?

Ans: Shares of Infosys are listed and traded in India on the Bangalore Stock Exchange, the Stock Exchange, Mumbai, and the National Stock Exchange, Mumbai. The ADSs of Infosys are traded on the NASDAQ National Market in the US.

3.	What are the Reuters, Bridge and Bloomberg codes for Infosys stock?

Ans:	Exchange	Reuters code	Bridge code	Bloomberg code

	The Stock Exchange, Mumbai, India	INFY.BO	IN;INF	INFO IN
	National Stock Exchange, India	INFY.NS	IN;INFN	NINFO IN
	NASDAQ, USA	INFY.O	US;INFY	—

4.	What is the history of bonus issues (equivalent to stock split in the form of stock dividend) and stock split at Infosys?

Ans:	Year	1986	1989	1991	1992	1994	1997	1999	2000

	Bonus issue ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	—
	Stock split ratio	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1	2 for 1

The company completed a 2-for-1 stock split (i.e. a subdivision of every equity share of par value of Rs. 10 each into two equity shares of par value of Rs. 5 each) during fiscal 2000.

5.	Does Infosys have a dividend reinvestment program or dividend stock purchase plan?

Ans: Infosys does not offer a dividend reinvestment program or dividend stock program, at present.

6.	Does Infosys pay dividends? What is the dividend policy of Infosys?

Ans: Currently, Infosys pays dividends to its shareholders. The current dividend policy is to distribute up to 20% of the PAT as dividend. The board of directors reviews the dividend policy periodically.

Financial

1.	When is the next earnings release? What is the fiscal year of Infosys?

Ans: The tentative dates of earnings releases are given below. The earnings release date will also be posted on the website www.infosys.com, after announcement to the stock exchanges.

Earnings release date (tentative and subject to change)

Quarter ending June 30, 2003 Quarter ending September 30, 2003 Quarter ending December 31, 2003 Year ending March 31, 2004	July 10, 2003 October 10, 2003 January 9, 2004 April 13, 2004

The fiscal year of the company is the period of 12 months starting April 1, every year.

2.	Does Infosys issue quarterly reports?

Ans: Yes. Infosys issues audited quarterly reports conforming to the Indian GAAP and unaudited quarterly reports conforming to the US GAAP, and the same are mailed to all the shareholders.

3.	What is the employee strength and revenue growth since 1996?

Ans: The employee strength and revenue growth since 1996 are as follows:

As per US GAAP

Fiscal year ended	Total no. of	Growth	Net revenues	Growth	Net income		Growth
March 31	employees	%	in $ million	%	in $ million		%

1996	1,172	30	26.61	47	6.82		72
1997	1,705	45	39.59	49	8.64		27
1998	2,605	53	68.33	73	13.86	*	60
1999	3,766	45	120.96	77	30.35	*	119
2000	5,389	43	203.44	68	61.34		102
2001	9,831	82	413.85	103	131.95		115
2002	10,738	9	545.05	32	164.47		25
2003	15,356	43	753.81	38	194.87	*	18

* This excludes a one-time deferred stock compensation expense arising from a stock split amounting to $12,906,962 and $1,519,739 in fiscal 1999 and 1998, respectively.

As per Indian GAAP

Fiscal year ended	Total no. of	Growth	Revenues	Growth	PAT*	Growth
March 31	employees	%	in Rs. crore	%	in Rs. crore	%

1996	1,172	30	88.56	60	21.01	58
1997	1,705	45	139.21	57	33.68	60
1998	2,605	53	257.66	85	60.36	79
1999	3,766	45	508.89	98	132.92	120
2000	5,389	43	882.32	73	285.95	115
2001	9,831	82	1,900.56	115	623.32	118
2002	10,738	9	2,603.59	37	807.96	30
2003	15,356	43	3,622.69	39	957.93	19

* From ordinary activities

4.	What has been the CAGR in revenues and net income in the last five years?

Ans: The 5-year CAGR under Indian GAAP and US GAAP are:

Indian GAAP		US GAAP

Revenues	70%	Revenues	62%
PAT from ordinary activities	74%	Net income	74%

Shareholder contact information

1.	How do I transfer my shares in India or change my address with the transfer agent?

Ans: To transfer shares in physical form, you have to write to the company’s registrars:

Karvy Consultants Limited,
Registrars and Share Transfer Agents,
T.K.N. Complex, No. 51/2, Vanivilas Road,
Opp. National College, Basavanagudi,
Bangalore 560 004, India.
Tel.: +91-80-662 1184, Fax: +91-80-662 1169
E-mail: kumars@karvy.com	or write to:	V. Balakrishnan,
Company Secretary and Vice President — Finance,
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 561 229, India.
Tel.: +91-80-852 0440, Fax: +91-80-852 0754
E-mail: balakv@infosys.com

Transfer of shares in electronic form is effected through your depositary participant.

General correspondence regarding shares may be addressed to the company’s registrars, Karvy Consultants Limited, or to the Company Secretary, Infosys Technologies Limited.

2.	Who are the depositary and custodian for the ADS program?

Ans:	Depositary	Custodian:

Deutsche Bank Trust Company Americas,
Corporate Trust & Agency Services,
60 Wall Street, 25th Floor,
MS NYC60/2515,
New York, NY 11005, USA.
Tel.: +1-212-602-3761
Fax: +1-212-797-0327

Deutsche Bank A. G.,
Corporate Trust & Agency Services,
Hazarimal Somani Marg,
Fort, Mumbai 400 001, India.
Tel.: +91-22-207-9566, 207-9568, 207-9645
	Fax: +91-22-207-9614	ICICI Limited, ICICI Towers, Bandra Kurla Complex, Mumbai 400 051, India. Tel.: +91-22-653-1414, 653-8211 Fax: +91-22-653-1164/65

3.	How do I contact Infosys by telephone, mail or in person?

Ans: Members of the press can contact the following members of the Infosys’ management for any information.

N. R. Narayana Murthy, Chairman and Chief Mentor	Tel: +91-80-852 0363 / 852 0399

Nandan M. Nilekani, Chief Executive Officer, President and Managing Director	Tel: +91-80-852 0351

T. V. Mohandas Pai, Director — Finance & Administration and Chief Financial Officer	Tel: +91-80-852 0396

The Infosys corporate mailing address is:

Infosys Technologies Limited, 44, Electronics City, Hosur Road, Bangalore 561 229, India. Tel.: +91-80-852 0261, Fax: +91-80-852 0362

4.	Is there any investor relations officer in the US and India?

Ans:

Investor relations

In the US:	In India:

P. R. Ganapathy,
Investor Relations Officer,
Infosys Technologies Limited,
34760 Campus Drive, Fremont CA 94555, USA.
Tel.: +1-510-742-3030, Fax: +1-510-742-2930
Mobile: +1-510-872-4412
E-mail: guns@infosys.com	V. Balakrishnan,
Company Secretary and Vice President — Finance,
Infosys Technologies Limited,
Electronics City, Hosur Road,
Bangalore 561 229, India.
Tel.: +91-80-852-0440, Fax: +91-80-852-0754
E-mail: balakv@infosys.com

Additional information to shareholders (contd.)

Share performance chart

The Infosys management consistently cautions that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

The share price has been adjusted for two bonus issues made in fiscal 1994, fiscal 1997 and fiscal 1999, and a 2-for-1 stock split in fiscal 2000.

Additional information to shareholders (contd.)

Intangible assets score sheet

From the period of 1840 long into the early 1990s, a corporate’s value was mainly driven by its tangible assets — values presented in the corporate balance sheet. The managements of companies valued those resources and linked all their performance goals and matrices to those assets — Return on Investment, capital turnover ratio, etc. Even in a mergers and acquisition scenario, the prices were based on the value of their tangible assets. The market capitalization of companies also followed the value of the tangible assets shown in the balance sheet with the difference being seldom above 25%. In the latter half of the 1990s, the relationship between market value and tangible assets value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. So, what are the key drivers of the market value in this new economy? It is the intangible assets. Thus, in this information age, more and more companies are finding that assets that are easily measurable are not necessarily most valuable.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adoption, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise.

The stock price of a company is the result of the market’s valuation of its earnings potential and growth prospects. Thus, the market provides a value to the off-balance-sheet assets of the company — that is, those assets which are invisible or which are not accounted for in the traditional financial statements. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marqué clients.

Today’s discerning investors take a critical look at both financial and non-financial parameters that determine the long-term success of a company. The non-financial parameters challenge the approach that evaluates companies solely on the traditional measures, as they appear in their financial reports. Thus, intangible assets of a company have been receiving considerable attention from corporate leaders in recent years.

The intangible assets of a company can be classified into four major categories — human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills endowed in the employees of an organization.

Intellectual property assets

Intellectual property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation derives its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies, and communication systems.

External assets

External assets are the market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the company) and brand value.

The score sheet

Infosys published models for valuing the two most valuable, intangible assets of the company — human resources and the “Infosys” brand. The score sheet published is broadly adopted from the intangible asset score sheet provided in the book titled The New Organizational Wealth written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating the market-worthiness of the company.

The Infosys management cautions investors that these data are provided only as additional information to investors. Using such reports for predicting the future of Infosys, or any other company, is risky. The Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these data.

The Infosys intangible assets score sheet

	Our clients
	(External structure)

	2002-2003	2001-2002

Growth / renewal
Revenue growth over previous year (%)	39	37
Percentage of revenue from image-enhancing clients	56	56
Percentage of revenue from exports	98	98
No. of new clients added during the year	92	116
Efficiency
Sales / client (in Rs. lakhs)	1,050	889
Stability
Repeat-business revenue / total revenue (%)	92	88
Sales from the top clients / total revenue (%)	5.8	6.1
Sales from the five largest clients / total revenue (%)	23.4	24.1
Sales from the ten largest clients / total revenue (%)	37.3	39.4
Million-dollar clients (Nos)	115	83
Five-million dollar clients (Nos)	41	25
Ten-million dollar clients (Nos)	16	16
Twenty-million dollar clients (Nos)	9	6
Thirty-million dollar clients (Nos)	3	1
Forty-million dollar clients (Nos)	2	—

	Knowledge capital

	Our organization
	(Internal structure)

	2002-2003	2001-2002

Growth / renewal
IT investment / value added (%)	4.31	4.57
R&D / value added (%)	0.47	0.66
Total investment in organization / value added (%)	7.20	14.41
Efficiency
Average proportion of support staff (%)	8.9	9.8
Sales per support staff (in Rs. lakhs)	316	257
Stability
Average age of support staff (Years)	32.1	30.9

	Knowledge capital

	Our people
	(Competence)

	2002-2003	2001-2002

Growth / renewal
Education index of all staff	44,972	31,385
Efficiency
Value added per software engineer (in Rs. lakhs)	26.06	23.95
Value added per employee (in Rs. lakhs)	23.73	21.61
Stability
Average age of all employees (Years)	26.60	26.60

The above figures are based on Indian GAAP financial statements.

Notes

•	Marqué or image-enhancing clients are those who enhance the company’s market-worthiness — typically Global 1000 clients. Often they are reference clients for Infosys.

•	Sales per client is calculated by dividing total revenue by the total number of clients.

•	Repeat business revenue is the revenue during current year from those clients who contributed to the revenue of the company during the previous year also.

•	Value-added is the revenue of the company less payment to all outside resources. The value-added statement is provided in the Additional information to shareholders section in this report.

•	IT investment includes all investments in hardware and software by the company.

•	Total investment in the organization is the investment in the fixed assets of the company.

•	Average proportion of support staff is the average number of support staff to average total staff strength of the company during the year.

•	Sales per support staff is Infosys’ revenue divided by the average number of support staff during the year (support staff excludes technical support staff).

•	Education index is shown as at the year-end, with primary education calculated as 1, secondary education as 2, and tertiary education as 3.

Clients

The growth in revenue is 39% this year, compared to 37%, in the previous year. The most valuable intangible asset of Infosys is its client base. Marqué clients or image-enhancing clients contributed around 56% of revenues in both the years. They give stability to our revenues and also reduce our marketing costs.

The high percentage — 92% — of revenues from repeat orders during the current year is an indication of the satisfaction and loyalty of the clients. The largest client contributed 5.8% to the company’s revenue during the year as compared to 6.1% during the previous year. The top 5 and 10 clients contributed around 23.4% and 37.3%, respectively, of the company’s revenue during the current year, as compared to 24.1% and 39.4%, respectively, during the previous year. The company’s strategy is to increase its client base, and, thereby, reduce the risk of depending on a few large clients. During 2002-2003, the company added 92 new clients as against 116 in the previous year.

Organization

During the current year, Infosys invested around 4.31% of the value-added on its IT infrastructure, and around 0.47% of the value-added on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 32.1 years, as against the previous year average age of 30.9 years. The sales per support staff, as well as, the proportion of support staff to the total organizational staff, has shown improvements over the previous year.

People

Infosys is in a people-oriented business. The education index of employees has gone up substantially to 44,972 from 31,385. This reflects the quality of employees at Infosys. The value-added per software engineer and the value-added per employee show an increasing trend. The average age of employees as of March 31, 2003 was 26.60 in both the years.

Additional information to shareholders (contd.)

Human resources accounting

The dichotomy in accounting between human and non-human capital is fundamental. The latter is recognized as an asset and is therefore recorded in the books and reported in the financial statements, whereas the former is ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

The Lev & Schwartz model has been used by Infosys to compute the value of human resources as on March 31, 2003. The evaluation is based on the present value of the future earnings of the employees and on the following assumptions:

1.	Employee compensation includes all direct and indirect benefits earned both in India and abroad.

2.	The incremental earnings based on group / age have been considered.

3.	The future earnings have been discounted at 16.99% (previous year — 17.17%), the cost of capital for Infosys. Beta has been assumed at 1.57, the beta for Infosys for India (until last year, we had used the beta for software stocks in the United States).

As of March 31	2003		2002

		Value of		Value of
	No. of employees	human resources	No. of employees	human resources

		(in Rs. crore)		(in Rs. crore)
Software delivery	14,001	9717.98	9,405	8,662.99
Support: technical*	224	89.19	319	155.67
others	1,131	609.86	1,014	720.49

	15,356	10,417.03	10,738	9,539.15

* Note: Support — technical includes trainees, employees in R&D activities and support personnel allocated to production.

	in Rs. crore, unless stated otherwise

Number of employees	15,356	10,738
Value of human resources	10,417.03	9,539.15
Software revenue	3,622.69	2,603.59
Employee cost	1,677.12	1,117.87
Value-added excluding extraordinary income	3,043.25	2,239.07
Net profits excluding extraordinary income	957.93	807.96
Total software revenue / human resources value (ratio)	0.35	0.27
Value-added / human resources value (ratio)	0.29	0.23
Value of human resources per employee	0.68	0.89
Employee cost / human resources value (%)	16.10%	11.72%
Return on human resources value (%)	9.20%	8.47%

Value-added statement	in Rs. crore

Year ending March 31	2003	2002

Total revenue including other income	3,722.30	2,670.00
Less:
Software development expenses
(other than employee costs and provision for post-sales client support)	345.78	213.29
Selling and marketing expenses (other than provisions)	123.29	68.26
Administration expenses (other than provisions)	209.98	149.38

Sub-total	679.05	430.93

Total value-added	3,043.25	2,239.07

Applied to meet
Employee costs	1,677.12	1,117.87
Provision for post-sales client support	(6.18)	3.65
Provision for bad and doubtful debts and doubtful loans and advances	0.66	13.51
Provision for investments	23.77	—
Income tax	201.00	135.43
Dividend (including dividend tax)	191.11	137.42
Retained in business	955.77	831.19

	3,043.25	2,239.07

The figures above are based on Indian GAAP financial statements.

Additional information to shareholders (contd.)

Brand valuation

The strength of the invisible

A balance sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a hi-tech company. Hence, quite often, the search for the added value invariably leads us back to understanding, evaluating and enhancing the intangible assets of the business.

From time to time, Infosys has used various models for evaluating assets off the balance sheet to bring certain advances in financial reporting from the realm of research to the notice of the shareholders. Such an exercise also helps the Infosys management in understanding the components that make up goodwill. The aim of such modeling is to lead the debate on the balance sheet of the next millennium. The Infosys management cautions the investors that these models are still the subject of debate among researchers, and using such models and data in predicting the future of Infosys, or any other company, is risky, and that the Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

Valuing the brand

The wave of brand acquisitions in late 1980s exposed the hidden value in highly branded companies and brought brand valuation to the fore. Examples are Nestle buying Rowntree, United Biscuits buying Keebler, etc. An Interbrand study of the acquisitions of 1980s shows that, whereas in 1981, net tangible assets represented 82% of the amount bid for the companies, by 1988 this had fallen to 56%. Thus, it is clear that companies are being acquired less for their tangible assets and more for their intangible assets.The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service but they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a “trustmark” — a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, service, advertising and marketing. It is integral to the quality of client experiences in dealing with the company and its services over a sustained period.

Corporate brands and service brands are often perceived to be interchangeable. Both types of brands aim at the enhancement of confidence and the reduction of uncertainty in the quality of what the company offers. Therefore, companies rely heavily on the image and personality they create for their brands, to communicate these qualities to the marketplace.

For many businesses, brands have become critical for shareholder wealth creation. Global brands are still the most powerful and sustainable wealth creators in the business world and will continue to be so in the near future. The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used is the brand-earnings-multiple model. There are several variants of this model. For example, by using one of the brand valuation models, Interbrand, a brand consultancy firm, had valued Coca-Cola as the most valued brand in the world for the year 2002 at $69.6 billion, when its market cap was $117.8 billion, on the date of brand valuation. Thus, the brand valuation of Coca-Cola was around 59% of its market cap on the date of valuation. According to the study, due to the current economic climate, 49 of the 100 and 7 of the top 10 in their list, fell in value this year. Not surprisingly, the study found that technology companies such as Microsoft, IBM, Intel and Nokia are part of the world’s 10 most valuable brands in 2002.

(Source: www.businessweek.com)

Goodwill is a nebulous accounting concept that is defined as the premium paid to tangible assets of a company. It is an umbrella concept that transcends components such as brand equity and human resources, and is the result of many corporate attributes including core competency, market leadership, copyrights, trademarks, brands, superior earning power, excellence in management, outstanding workforce, competition, longevity and so on.

The management has adapted the generic brand-earnings-multiple model (given in the article on Valuation of Trademarks and Brand Names by Michael Birkin in the book Brand Valuation, edited by John Murphy and published by Business Books Limited, London) to value its corporate brand “Infosys”. The methodology followed for valuing the brand is given below:

1.	Determine brand earnings

To do this:

•	Determine brand profits by eliminating the non-brand profits from the total profits of the company

•	Restate the historical profits at present-day values

•	Provide for the remuneration of capital to be used for purposes other than promotion of the brand

•	Adjust for taxes

2.	Determine the brand-strength or brand-earnings multiple

Brand-strength multiple is a function of a multitude of factors such as leadership, stability, market, internationality, trend, support and protection. These factors have been evaluated on a scale of 1 to 100 internally by the Infosys management, based on the information available within the company.

3.	Compute the brand value by multiplying the brand earnings with the multiple derived in step 2 above.

The computation is as follows:

	in Rs. crore

Year ended March 31	2003	2002	2001

PBIT	1,158.93	943.39	696.03
Less: non-brand income	89.65	59.77	53.43
Adjusted profit	1,069.28	883.62	642.60
Inflation compound factor at 6%	1.000	1.064	1.132
Present value of profits for the brand	1,069.28	940.02	727.25
Weightage factor	3	2	1
Three-year average weighted profits	969.19
Remuneration of capital (5% of average capital employed)	123.52
Brand-related profits	845.67
Tax at 36.75%	310.78
Brand earnings	534.88
Multiple-applied	14.00
Brand value	7,488.00

Assumptions

1.	Total revenue excluding other income after adjusting for cost of earning such income is brand revenue, since this is an exercise to determine the brand value of Infosys as a company and not for any of its products or services.

2.	Inflation is assumed at 6% per annum.

3.	5% of the average capital employed is used for purposes other than promotion of the brand.

4.	Tax rate is at 36.75%.

5.	The earnings multiple is based on the ranking of Infosys against the industry average based on certain parameters (exercise undertaken internally and based on available information). 6. The figures above are based on Indian GAAP financial statements.

Thus, it is interesting to note that while Infosys has a market capitalization of Rs. 26,847 crore as on March 31, 2003, the value of the “Infosys” brand alone is estimated at Rs. 7,488 crore. The corresponding figures for market capitalization and brand value of Infosys as on March 31, 2002 and March 31, 2001 were Rs. 24,654 crore and Rs. 7,257 crore, and Rs. 26,926 crore and Rs. 5,376 crore, respectively.

Additional information to shareholders (contd.)

Balance sheet (including intangible assets) as at March 31, 2003 in Rs. crore

Sources of Funds
Shareholders’ funds
Share capital	33.12
Reserves and surplus
Capital reserves	17,905.03
Revenue reserves	2,827.53

20,765.68

Application of Funds
Fixed assets
Tangible assets — at cost	1,273.31
Less: Depreciation	577.15

Net block	696.16
Add: Capital work-in-progress	76.56

772.72
Intangible assets
Brand equity	7,488.00
Human resources	10,417.03
Investments	33.20
Deferred tax assets	36.81
Current assets, loans and advances
Sundry debtors	512.14
Cash and bank balances	1,336.23
Loans and advances	872.78

2,721.15
Less: Current liabilities	315.25
Provisions	387.98

Net current assets	2,017.92

20,765.68

Note:

1.	This balance sheet is provided for the purpose of information only. The management accepts no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

2.	Capital reserves include the value of the “Infosys” brand and human resources.

3.	The figures above are based on Indian GAAP financial statements.

Additional information to shareholders (contd.)

Current-cost-adjusted financial statements

Current Cost Accounting (“CCA”) seeks to state the value of assets and liabilities in a balance sheet at their value, and measure the profit or loss of an enterprise by matching current costs against current revenues. CCA is based on the concept of “operating capability”, which may be viewed as the amount of goods and services that an enterprise is capable of providing with the existing resources during a given period. In order to maintain its operating capability, an enterprise should remain in command of resources that form the basis of its activities. Accordingly, it becomes necessary to take into account the rising cost of assets consumed in generating these revenues. CCA takes into account the changes in specific prices of assets as they affect the enterprise.

The balance sheet and profit and loss account of Infosys for fiscal 2003, prepared in substantial compliance with the current cost basis are presented below. The methodology prescribed by the Guidance Note on Accounting for Changing Prices issued by the Institute of Chartered Accountants of India is adopted in preparing the statements.

Balance sheet as of March 31,

	in Rs. crore

	2003	2002

Assets Employed:
Fixed assets
Original cost	1,374.20	858.44
Accumulated depreciation	(644.94)	(284.46)

	729.26	573.98
Capital work in progress	76.56	150.67

Net fixed assets	805.82	724.65
Investments	33.20	44.44
Deferred tax assets	36.81	24.22
Current assets, loans and advances
Cash and bank balances	1,336.23	772.22
Loans and advances	872.78	643.87
Monetary working capital	178.04	210.62

	2,387.05	1,626.71
Less: Other liabilities and provisions	(387.98)	(333.30)

Net current assets	1,999.07	1,293.41

	2,874.90	2,086.72

Financed by:
Share capital and reserves
Share capital	33.12	33.09
Reserves:
Capital reserve	5.94	5.94
Share premium	338.83	325.34
Current cost reserve	46.95	32.70
General reserve	2,450.06	1,689.65

	2,874.90	2,086.72

Additional information to shareholders (contd.)

Current-cost-adjusted financial statements (contd.)

Profit and loss account for the year ended March 31,

	in Rs. crore

	2003	2002

Total income	3,622.69	2,670.00

Historic cost profit before tax	1,158.93	943.39
Less: Current cost operating adjustments	(56.79)	(1.76)

	1,102.14	941.63
Less: Gearing adjustment	—	—

Current cost profit before tax	1,102.14	941.63
Provision for taxation
Earlier years	1.50	—
Current year	199.50	135.43

Current cost profit after tax	901.14	806.20

Appropriations
Dividend
Interim	82.76	49.63
Final (proposed)	96.05	82.73
Dividend tax	12.30	5.06
Amount transferred — general reserve	710.03	668.78

	901.14	806.20

Statement of retained profits / reserves
Opening balance of reserves	1,722.35	1,040.64
Retained current cost profit for the year	710.03	668.78
Movements in current cost reserve during the year	64.63	12.93

	2,497.01	1,722.35

Note:

1.	The cost of technology assets comprising computer equipment decreases over time. This is offset by an accelerated depreciation charge to the financial statements. Accordingly, such assets are not adjusted for changes in prices.

2.	The above data is provided solely for information purposes. The management accepts no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

Additional information to shareholders (contd.)

Economic Value-Added (EVA) statement

Economic value-added measures the profitability of a company after taking into account the cost of all capital including equity. It is the post-tax return on capital employed (adjusted for the tax shield on debt) minus the cost of capital employed. It is those companies which earn higher returns than cost of capital that create value. Those companies which earn lower returns than cost of capital are deemed destroyers of shareholder value.

Economic value-added analysis

Year ended March 31		2003	2002	2001	2000	1999

1.	Average capital employed (Rs. in crore)	2,470.48	1,734.97	1,111.47	703.87	245.42
2.	Average debt / total capital (%)	—	—	—	—	—
3.	Beta variant	1.57	1.41	1.54	1.48	1.48
4.	Risk-free debt cost (%)	6.00	7.30	10.30	10.45	12.00
5.	Market premium	7.00	7.00	7.00	8.00	9.00
6.	Cost of equity (%)	16.99	17.17	21.08	22.29	25.32
7.	Cost of debt (post tax) (%)	NA	NA	NA	NA	NA
8.	Weighted average cost of capital (WACC) (%)	16.99	17.17	21.08	22.29	25.32
9.	PAT as a percentage of average capital employed (%)	38.78	46.57	56.08	40.63	54.16
10.	Economic Value-Added (EVA)					(in Rs. crore)
	Operating profit
	(PBT excluding extraordinary income)	1,158.93	943.39	696.03	325.65	155.86
	Less: tax	201.00	135.43	72.71	39.70	22.94
	Less: cost of capital	419.73	297.90	234.30	156.89	62.14
	Economic value-added	538.20	510.06	389.02	129.06	70.78
11.	Enterprise value					(in Rs. crore)
	Market value of equity	26,847.33	24,654.33	26,926.35	59,338.17	9,672.80
	Less: cash and cash equivalents	1,638.51	1,026.96	577.74	508.37	416.66
	Add: debt	—	—	—	—	—
	Enterprise value	25,208.82	23,627.37	26,348.61	58,829.80	9,256.14
12.	Ratios
	EVA as a percentage of average capital employed (%)	21.79	29.40	35.00	18.34	28.84
	Enterprise value / average capital employed	10.20	13.62	23.71	83.58	37.72

Note:

1.	The cost of equity is calculated by using the following formula: return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant for Infosys in India

2.	Till last year, we had used the average beta variant for software stocks in the US in the above calculation.

3.	The figures above are based on Indian GAAP financial statements.

Additional information to shareholders (contd.)

Ratio analysis for the year ended March 31,

	2003	2002	2001

Ratios — financial performance
Export revenue / total revenue (%)	97.81	98.04	98.60
Domestic revenue / total revenue (%)	2.19	1.96	1.40
Software development expenses / total revenue (%)	50.05	47.04	45.82
Gross Profit / total revenue (%)	49.95	52.96	54.18
Selling and marketing expenses / total revenue (%)	7.37	4.99	4.84
General and administration expenses / total revenue (%)	7.46	8.12	9.09
Selling, general and administration expenses / total revenue (%)	14.83	13.11	13.93
Employee costs / total revenue (%)	46.30	42.94	37.77
Operating profit / total revenue (%)	35.11	39.85	40.24
Operating profit after depreciation and interest / total revenue (%)	29.90	33.68	34.30
Depreciation / total revenue (%)	5.22	6.17	5.94
Other income / total revenue (%)	2.75	2.55	3.12
Profit before tax / total revenue (%)	31.99	36.23	36.62
Tax / total revenue (%)	5.55	5.20	3.83
Tax / PBT (%)	17.34	14.36	10.45
PAT from ordinary activities / total revenue (%)	26.44	31.03	32.80
Capital expenditure / total revenue (%)	6.05	12.40	24.38
PAT from ordinary activities / average net worth (%)	38.78	46.57	56.08
ROCE (PBIT/average capital employed) (%)	46.91	54.37	62.62
Return on invested capital (%)	79.86	83.10	105.43
Capital output ratio	1.47	1.50	1.71
Invested capital output ratio	3.18	2.79	3.34
Value-added / total revenue (%)	81.76	83.86	79.76
Enterprise-value / total revenue (%)	6.96	9.07	13.86
Ratios — balance sheet
Debt-equity ratio	—	—	—
Debtors turnover (Days)	52	47	58
Current ratio	3.87	3.82	3.49
Cash and equivalents / total assets (%)	57.28	49.37	41.57
Cash and equivalents / total revenue (%)	45.23	39.44	30.40
Depreciation/ average gross block (%)	16.92	20.18	24.67
Technology investment / total revenue (%)	3.62	3.93	7.67
Ratios — growth
Export revenue (%)	38.83	36.20	115.48
Total revenue (%)	39.14	36.99	115.40
Operating profit (%)	22.59	35.66	120.69
Net profit (from ordinary activities) (%)	18.56	29.62	117.98
EPS (from ordinary activities) growth (%)	18.47	29.60	117.97
Per-share data
Basic earnings per share from ordinary activities (Rs.)	144.68	122.12	94.23
Basic earnings per share (including extraordinary items) (Rs.)	144.68	122.12	95.06
Cash earnings per share from ordinary activities (Rs.)	173.22	146.40	111.29
Cash earnings per share (including extraordinary items) (Rs.)	173.22	146.40	112.12
Book value (Rs.)	431.84	314.31	210.05
Price / earning, end of year	28.01	30.50	43.19
Price / cash earnings, end of year	23.40	25.44	36.57
Price / book value, end of year	9.39	11.85	19.38
PE / EPS Growth	1.52	1.03	0.37
Dividend per share	27.00	20.00	10.00
Market cap / total revenue, end of year	7.41	9.47	14.17
Dividend (%)	540	400	200
Dividend payout (%)	19.92	17.01	12.01
Dividend / adjusted public offer price (%)	455	337	168
Market price / adjusted public offer price (%)	68,259	62,737	68,547

Note: The ratio calculations are based on Indian GAAP and have been adjusted for stock split.

Ratio analysis

Ratio analysis is among the best tools available to analyze the financial performance of a company. It allows inter-company and intra-company comparison and analysis. Ratios also provide a bird’s eye view of the financial condition of the company. The ratios analyzed in this section are based on Indian GAAP financial statements.

Financial performance

Exports have grown by 39% during the year, as against 36% in the previous year. Export revenue is from various parts of the globe and is well segmented. Segmental analysis of the revenue is provided under the Notes to financial statements section in this report. During the year ended March 31, 2003 and 2002, exports constituted 98% of total revenue. Americas continued to be a major market. Domestic revenue constituted 2% of total revenue in both the years.

Employee costs were approximately 46% of total revenue as compared to 43% during the previous year. Selling, general and administration expenses were approximately 15% and 13% during the years ended March 31, 2003 and 2002, respectively.

Depreciation was approximately 5% and 6% of total revenue, for the year ended March 31, 2003 and 2002 respectively. Depreciation to average gross block was at 17%, as compared to 20% during the previous year.

Effective tax rate was approximately 18% and 14% of total revenue during both the years.

Profit after tax from ordinary activities was 26% of total revenue, as against 31% during the previous year.

Balance sheet analysis

The key ratios affecting the company’s financial condition are discussed below:

1.	Return on average net worth

Return on average net worth is 38.8% as against 46.6% during the previous year.

As the company is maintaining around 57% of its assets in liquid funds, where the returns are less, the above figures need further analysis. If the average liquid assets are adjusted against the average net worth, and revenue earned after tax from liquid assets is adjusted against net profit, return on invested capital stands at 80%, as compared to 83% during the previous year.

2.	Debt-equity ratio

The company funds its short-term and long-term cash requirements primarily from internal accruals. As on March 31, 2003, the company was debt-free.

3.	Current ratio

Current ratio is 3.87, as compared to 3.82 as on March 31, 2002.

4.	Capital output ratio

Capital output ratio is 1.47 as compared to 1.50 for the previous year. Invested capital output ratio is 3.18, as compared to 2.79 for the previous year.

5.	Value-added to total revenue

Value-added to total revenue is 82%, as compared to 84% for the previous year.

6.	Enterprise value to total revenue

Enterprise value to total revenue is 7 times, as compared to 9 times in the previous year.

7.	Per share data

Earnings per share (EPS) (basic) is Rs. 144.68, as compared to Rs. 122.12 for the previous year. Cash earnings per share (basic) is Rs. 173.22, as compared to Rs. 146.40 during the previous year. This is due to higher cash generation and due to higher value addition. Book value per share has increased to Rs. 432, as against Rs. 314 on March 31, 2002. Dividend payout ratio for the years ended March 31, 2003 and 2002, was 20% and 17% respectively.

The P/E to EPS growth was approximately 1.52, as compared to 1.03 for the previous year. This represents the valuation of the company in comparison to its growth in earnings.

Appreciation in the Infosys share price (adjusted for bonus issues in 1994, 1997 & 1999 and a stock split of 2-for-1 in 2000) over the public issue price is more than 68,259%. Since the public issue, the market capitalization of the company has grown to Rs. 26,847 crore, as on March 31, 2003, from the public issue valuation of Rs. 31.84 crore during February 1993.

Additional information to shareholders (contd.)

Statutory obligations

The company has Software Technology Parks — 100% export-oriented units — for the development of software at Electronics City, Koramangala and J. P. Nagar at Bangalore, as well as at Mangalore, Pune, Chennai, Bhubaneswar, Hyderabad, Mohali and Mysore (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, namely, five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of 5 years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of 5 years. All STP units started after April 2001 and all existing units that come up for renewal after that date are subject to the new guidelines on calculation of export obligation. The export obligation on the wage bill was removed a few years ago.

The non-fulfillment of export obligations may result in penalties as stipulated by the government which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by the company, on a global basis, for all its STP units together, is given below:

	in Rs. crore

	Export	Export	Excess/	Cumulative
Year ended March 31	obligation	obligation fulfilled	(shortfall)	excess / (shortfall)

1993	0.11	0.28	0.17	0.17
1994	2.69	8.05	5.35	5.52
1995	7.70	15.64	7.94	13.46
1996	28.43	47.64	19.21	32.67
1997	39.67	68.94	29.27	61.94
1998	73.56	142.41	68.85	130.79
1999	124.98	305.51	180.53	311.32
2000	106.88	493.46	386.58	697.90
2001	359.88	1,010.27	650.39	1,348.29
2002	461.99	1,360.21	898.22	2,246.51
2003	622.81	1,659.01	1,036.20	3,282.71

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by the company since 1993 amounts to Rs. 179.93 crore.

The company has fulfilled its export obligations on a global basis for all its operations under the Software Technology Park Scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future years.

Taxation

The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of 10 consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP tax holiday”); and (ii) a tax deduction for profits derived from exporting computer software under Section 80 HHE of the Income Tax Act (“Export deduction”). All but one of the company’s software development facilities are located in a designated Software Technology Park (“STP”). The period of the STP tax holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. The Finance Act 2002 taxed 10% of the profits generated by units operating under the STP scheme for fiscal 2003 only. For fiscal 2004, the 100% tax holiday for units operating under the STP scheme was restored. Additionally, the export deduction will be phased out equally over a period of five years starting from fiscal 2000.

The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme is valid are presented elsewhere in this Annual Report.

The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below the statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The government may reduce or eliminate the tax exemptions provided to Indian exporters anytime in the future. This may result in the export profits of the company being fully taxed, and may adversely affect the post-tax profits of the company in the future. On a full-tax-paid basis, without any duty concessions on equipment, hardware and software, the company’s post-tax profits for the relevant years are estimated as given below.

	in Rs. crore

Year ended March 31	2003	2002	2001

Profit before tax (excluding extraordinary items)	1,158.93	943.39	696.03
Less: Additional depreciation to be	47.90	44.37	26.33
provided on duty waiver for computer equipment
Reduction in other income	10.54	10.21	7.74
Adjusted profit before tax	1,100.49	888.81	661.96
Less: Income tax on full tax basis	420.50	328.50	264.76
Adjusted profit after tax	679.99	560.31	397.20
Adjusted earnings per share	102.70	84.69	60.04

Note: The figures above are based on Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. The company has provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Additional information to shareholders (contd.)

ValueReporting™

In their book, The ValueReporting™ Revolution: Moving Beyond the Earnings Game (published by John Wiley & Sons, Inc., USA, ©2001), the authors — Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated with the accounting firm, PricewaterhouseCoopers, indicate the increasing importance of non-financial data and reporting beyond the constraints posed by Generally Accepted Accounting Principles (GAAP). They highlight the increasing necessity of providing stakeholders with qualitative information enabling them to make informed investment decisions.

ValueReportingTM is a comprehensive set of financial and non-financial performance measures and processes, tailored to a company, that provide both historical and predictive indicators of shareholder value. ValueReportingTM also provides a methodology for improving transparency and providing the capital markets with the information needed to accurately assess future value.

Your directors have always desired increased transparency and high standards of corporate governance. Accordingly, Infosys has tried to provide information to stakeholders, beyond minimum prescribed regulatory requirements. We have always attempted to provide stakeholders the financial and non-financial parameters that we use on an on-going basis to manage our business, in addition to the financial statements of the company. The recommended ValueReportingTM methodology in the context of Infosys is described below.

The ValueReportingTM Cycle

Financial statements indicate historic performance along uniform financial parameters, and may not always fully reflect the performance of the company in relation to matters that are critical for creating shareholder value in the long-term. In order to enhance the ability of the stakeholder to measure our performance, Infosys identified the need to provide a range of non-financial parameters even before it went public in India in 1993. A description of recommended ValueReportingTM disclosures is set out below.

The ValueReportingTM Disclosure Model

External	Internal
market overview	value strategy	Managing for value	Value platform

• Competitive environment	• Goals	• Financial performance	• Innovation
• Regulatory environment	• Objectives	• Financial position	• Brands
• Macro-economic environment	• Governance	• Risk management	• Customers
	• Organization	• Segment performance	• Supply chain
• People
• Social reputation

Infosys believes in the early-adoption of the principles of transparency and openness for competitive advantage. In its approach towards external reporting, Infosys has sought to bridge the gap between the information available to the management and the information available to the stakeholders by providing the non-financial and intangible performance measures to its stakeholders. These include:

•	Intangible asset scorecard

•	Human resource accounting and value-added statement

•	Brand valuation

•	Balance sheet including intangible assets

•	Economic Value-Added (EVA®) statement

In order to enhance the quality of reporting, Infosys also casts “Current-cost-adjusted” financial statements.

Infosys has also adopted similar measures for internal measurement of business performance. Moreover, employee performance measurement for evaluating performance also considers performance indicators that go beyond the financials, and seek to balance the financial and non-financial measures at the individual and enterprise level. This ensures that the measures we perform internally truly reflect the measures by which our corporate performance is judged by the stakeholders.

Additional information to shareholders (contd.)

Management structure

Corporate Organization Structure — Infosys

Note 1: Directly handled by Srinjay Sengupta
Note 2: Directly handled by Narendran K.
Note 3: Directly handled by Srinath Batni
Note 4: Directly handled by Basab Pradhan

Legend:			Designations:
APAC	=	Asia Pacific	AM	=	Account Manager
CAPS	=	Communication and Product Services	AVP	=	Associate Vice President
CANE	=	Canada & North East Region	BDM	=	Business Development Manager
CDG	=	Communication Design Group	BM	=	Business Manager
DC	=	Development Center	BSM	=	Business Support Manager
DCG	=	Domain Competency Group	DM	=	Delivery Manager
EISAA	=	Engineering & IT Solutions for Aero & Auto	DVM	=	Divisional Manager
ES	=	Enterprise Solutions	GM	=	General Manager
EURP	=	Europe	RM	=	Regional Manager
GCARE	=	Global Clients & APAC Region	SPM	=	Senior Project Manager
GDC	=	Global Development Center	SVP	=	Senior Vice President
IBCS	=	Infosys Business Consulting Services	VP	=	Vice President
IVS	=	Independent Validation Services
MAC	=	Mid-Atlantic Region
NAMESERV	=	North America, Europe & Services
PDC	=	Proximity Development Center
RETLNA	=	Retail & North America Sales
SAM	=	South And Mid-West Region
SETLabs	=	Software Engineering and Technology Labs
WAM	=	Western America Region			Effective March 31, 2003

Infosys Foundation

A strong sense of social responsibility is an integral part of Infosys’ value system. Accordingly, we continue to focus on addressing the basic needs of society through the Infosys Foundation. In fiscal 2003, the Foundation continued its commitment to the rural poor, to the underprivileged, and to the cause of education. It also helped promote Indian arts and culture. Grants from Infosys to the Foundation during the year aggregated Rs. 5.53 crore, as compared to Rs. 3.75 crore in the previous year.

The following are some of the projects undertaken by the Foundation during the year:

Health care

•	The Infosys super-specialty hospital, slated for completion in May 2003, is currently under construction in the premises of the Sasoon Hospital, Pune. The hospital will cater to the needs of the financially backward patients in and around Pune. The hospital, being built at a total cost of Rs. 3.5 crore, will be equipped with Intensive Care Units (ICUs), lifts and wards.

•	A special hospital for children is being built at the Government Hospital premises in Orissa, to cater to the needs of sick children. The cost of the project is Rs. 3.0 crore.

•	Installed a CT-Scan machine worth Rs. 1.0 crore, with a three-year warranty, in the Capital Hospital, Bhubaneswar, Orissa. The new facility helped the hospital upgrade to super-specialty status. All technicians and doctors will undergo training.

•	Completed the computerization of KEM Hospital, Mumbai. The Office Management Software installed will enable the hospital to manage store requirements, as well as publish hospital papers and other information on the web.

Initiatives for the rural poor and the underprivileged

•	The construction of the Orphanage Students Home & Relief Shelters, providing shelter to the children from all communities, is nearing completion at Rampur — Midnapur, Kalahandi, Orissa.

•	Donated 100 sewing machines to women in rural parts of Karnataka such as Bijapur and Bangalore.

•	Supplied artificial limbs and other aid-equipments, through the Red Cross Society, Bangalore, to physically challenged people in the rural and economically weaker sections of Koppal, Bellary and Bijapur in Karnataka.

•	Established counseling centers for the rehabilitation of Devadasi women at Raichur in Karnataka.

•	Developed ten burial grounds in the villages of Karnataka.

•	Constructed numerous toilets, and renovated four schools, in the rural areas of Mangalore, Karnataka.

Education

•	Completed the construction of a school for the blind at Banpur. This has started functioning.

•	In rural Karnataka alone, donated 10,000 library books to the government schools under ‘A Library for Every Rural School’ project.

•	Donated Rs. 10 lakhs to Bhagavatulla Charitable Trust, Haripuram, Andhra Pradesh, to award scholarships for the local tribal students from draught-hit areas. The scholarships are to be paid from the interest income on this money.

•	Sponsored 11 students, along with their teachers, from different districts of Karnataka for the National Science Congress — 2003, held at Bangalore.

•	Presented cash awards of Rs. 10,000 each to ten winning teams at the National Science Congress, Bangalore. Also, cash awards of Rs. 10,000 each were presented to 25 students who brought medals to India in international Olympiads.

•	Introduced computer education to the village training centers through teachers training camps, to spread computer awareness in rural areas.

•	Established a cash award corpus fund for each year’s medal winners in Physics, Chemistry, Biology, Astronomy, Information Science and Mathematics Olympiads at the Tata Institute of Fundamental Research (TIFR).

•	Conducted training programs on water conservation and environmental education for school teachers at Tumkur, Karnataka, in collaboration with the Centre for Environment Education (CEE) South, Bangalore.

•	Donated money to Prerana, an NGO, to award scholarships to deserving students in the draught-hit areas of Raichur, Karnataka.

Arts and culture

•	Sponsored music programs and distributed tape recorders to help keep the rural arts alive. Further, donated musical instruments to educational institutions, including schools for the blind.

•	Made several donations to provide scholarships, cultural assistance, medical treatment, and destitute empowerment to chosen individuals from economically poor sections.

for Infosys Foundation

Bangalore April 10, 2003	Srinath Batni Trustee	Sudha Gopalakrishnan Trustee	Sudha Murty Chairperson

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Financial statements (unaudited) prepared in substantial compliance with GAAP requirements of various countries and reports of compliance with the respective corporate governance standards

The summary financial information provided in this section does not contain sufficient information to allow full understanding of the results or the state of affairs of the company. In the event of a conflict in interpretation, the “Audited Indian GAAP financial statements” section and the “Corporate governance report” of the Annual Report should be considered. The Infosys management cautions investors that these reports are provided only as additional information to our global investors. Using such reports for predicting the future of Infosys, or any other company, is risky. The Infosys management is not responsible for any direct, indirect or consequential losses suffered by any person using these financial statements or data.

Over the past decade, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

As an investor-friendly company, committed to the highest standards of disclosure, we voluntarily provide unaudited financial statements prepared in substantial compliance with the GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, besides those of the US and India (which information appears separately elsewhere). The financial statements are in the respective national languages of these countries.

Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on compliance with these standards in the respective national languages of these countries.

The unaudited consolidated profit & loss accounts and balance sheets have been prepared by converting the various financial parameters, reported in the audited income statement of Infosys (according to the consolidated Indian GAAP financial statements), into the respective currencies of the above countries. In addition, adjustments have been made for differences, if any, in accounting principles, and in formats, between India and these countries.

Corporate governance report — Australia, Canada, France, Germany, Japan and United Kingdom

Australia

“What constitutes good corporate governance will evolve with the changing circumstances of a company and must be tailored to meet those circumstances”

— ASX Corporate Governance Council — “Principles of good corporate governance and best practices recommendations”

The Australian Stock Exchange (ASX) Corporate Governance Council was formed on August 15, 2002 to develop and deliver an industry-wide, supportable framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The council published its “principles of good corporate governance and best practice recommendations” in March 2003. The recommendations of the council are not mandatory in nature and are provided as a guidance only.

The council proposed 10 core principles which it believes underlie good corporate governance. Your company complies substantially with all recommendations made by the committee, except the following:

1.	Recommendation 2.2 — The Chairperson should be an independent director — The chairman of the board is an executive director. The board of the company consists of seven executive directors and eight independent directors. The audit committee, nominations committee and the compensation committee consist of independent directors only.

2.	Recommendation 3.1 — Establishing a code of conduct — The company is in the process of establishing a “code of ethics” as required under the Sarbanes-Oxley Act, US, which is applicable to all finance professionals, senior management, members of the audit committee and the Board of Infosys and all its subsidiaries.

3.	Recommendation 3.2 — Disclosing the policy concerning trading in company securities — The company has in place an “insider trading guidelines” which applies to Directors, Officers and all the employees of the company.

4.	Recommendation 5.1 — Ensure compliance with ASX listing rule disclosure requirements — The company is not listed in the Australian Stock Exchange. However, the company has established necessary policies and procedures to ensure that the company announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

Canada

“The objective of good governance is to promote strong, viable and competitive corporations” — Final report, joint committee on corporate governance, November 2001.

The joint committee on corporate governance was established by the Canadian Institute of Chartered Accountants (CICA), the Canadian Venture Exchange (CDNX) and the Toronto Stock Exchange (TSE) to study various aspects of corporate governance. The committee submitted its final report — Beyond compliance: building a governance culture in November 2001.

The committee made several recommendations. Your company complies substantially with all recommendations made by the committee, except the following:

1.	Recommendation 3 — Independent board leader — The chairman of the board is an executive director. The board of the company consists of seven executive directors and eight independent directors. The audit committee, nominations committee and the compensation committee consist of independent directors only. The company has not identified any independent lead director to perform the functions specified in the report.

2.	Recommendation 4 — Regular assessments of the effectiveness of the board and its committees, as well as the contribution of individual directors — The compensation committee of the board consists of independent directors. The compensation committee reviews the performance of all the executive directors on a quarterly basis based on detailed performance parameters set for each of the executive directors at the beginning of the year, in consultation with the CEO of the company. The performance of the independent directors is reviewed by the full board, on a regular basis. The nominations committee recommends size and composition of the board and its committees, establishes procedures for the nomination process, and recommends candidates for election to the board and its committees.

3.	Recommendation 6 — Selecting the CEO and succession planning — At present, the succession planning of the CEO is not delegated to the “independent board leader”. The chairman reviews succession planning and management development with the full board from time to time.

France

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Germany

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Japan

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Corporate governance report — Australia, Canada, France, Germany, Japan and United Kingdom

United Kingdom

“Corporate governance provides an architecture of accountability — the structures and processes to ensure companies are managed in the interests of their owners.”

— Review of the role and effectiveness of non-executive directors, Derek Higgs.

The Higgs report on non-executive directors and the Smith report on audit committees, both published in January, form part of the systematic review of corporate governance being undertaken in the US and Europe in the light of recent corporate failures. The recommendations of these two latest reports, intended to take effect as revisions to the Combined Code on Corporate Governance, are aimed at taking the existing UK framework for corporate governance one step further by enhancing the role and effectiveness of the non-executive director and by switching the key audit relationship from executive directors to an independent audit committee.

Your company endorses the intentions of the Higgs and Smith reports, and except for the following, complies with all recommendations of the existing combined code:

1.	Code A2.3 — A chief executive should not go on to become chairman of the same company — N. R. Narayana Murthy is the Chairman and Chief Mentor of the company, at present. He was the Chief Executive Officer of the company till March 31, 2002.

2.	Code A2.4 — Independency of Chairman — N.R. Narayana Murthy, Chairman and Chief Mentor is one of the founders of the company.

3.	Code A3.6 — Senior independent director to be identified and made available to shareholders — The company had not yet appointed any lead independent director.

4.	Code B3 — Remuneration report — The required details are provided in the corporate governance section of the annual report. A separate “remuneration report” is not being published and made available to the shareholders.

5.	Code C1 — Dialogue with institutional investors — The company has in place a communication policy addressed to the needs of all investors. The company communicates to investors through various forums, both its long-term and short-term plans and strategies. As a policy, the company does not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.

6.	Code C2.1 — Voting in shareholders meetings — Under Indian law, voting on a resolution in the annual general meeting is by show of hands, unless a poll is demanded by a member or members present in person or by proxy, holding at least one-tenth of the total shares entitled to vote on the resolution, or by those holding an aggregate paid up capital of at least Rs. 50,000. However, starting from the Annual General Meeting to be held on June 14, 2003, the company intends to use the postal ballot procedure for all the resolutions to be passed by the members and intends to announce the results of the poll, before the formal procedure for passing a resolution by members in the meeting.

Financial statements prepared in substantial compliance with GAAP requirements of Australia

Consolidated statement of financial position of Infosys Technologies Limited as at March 31,

	in Australian dollars

	2003	2002

CURRENT ASSETS
Cash	588,093,576	398,046,512
Receivables	181,092,877	130,515,504
Investments	—	—
Other	75,188,547	34,599,119

TOTAL CURRENT ASSETS	844,375,000	563,161,135

NON-CURRENT ASSETS
Receivables	—	—
Investments	7,314,944	13,755,814
Property, plant and equipment	260,872,905	278,387,597
Intangibles	10,736,732	—
Other	40,160,615	34,788,478

TOTAL NON-CURRENT ASSETS	319,085,196	326,931,889

TOTAL ASSETS	1,163,460,196	890,093,024

CURRENT LIABILITIES
Trade creditors	705,307	—
Unearned revenues	21,909,916	6,550,388
Provisions	124,277,235	78,658,915

TOTAL CURRENT LIABILITIES	146,892,458	85,209,303

NON-CURRENT LIABILITIES
Borrowings	—	—
Provisions	—	—

TOTAL NON-CURRENT LIABILITIES	—	—

TOTAL LIABILITIES	146,892,458	85,209,303

NET ASSETS	1,016,567,738	804,883,721

PREFERRED SHARES ISSUED BY SUBSIDIARY	17,108,939	—
SHAREHOLDERS’ EQUITY
Share capital	13,007,113	12,997,309
Reserves	986,451,686	791,886,412
Retained profits	—	—

TOTAL SHAREHOLDERS’ EQUITY	999,458,799	804,883,721

NET LIABILITIES	1,016,567,738	804,883,721

Financial statements prepared in substantial compliance with GAAP requirements of Australia

Consolidated statement of financial performance of Infosys Technologies Limited for the year ended March 31,

	in Australian dollars

	2003	2002

Operating revenue	1,369,926,794	1,112,500,000
Operating profit before income tax	427,203,514	393,079,167
Income tax expense / (benefit) attributable to Operating profit	73,901,903	55,687,500
Operating profit after income tax	353,301,611	337,391,667
Outside equity interests in operating profit after income tax	—	—
Operating profit after income tax attributable to members of Infosys Technologies Limited	353,301,611	337,391,667
Dividend on preferred stock	—	—
Retained profits at the beginning of the financial year	—	—
Aggregate of amounts transferred from reserves	—	—

Total available for appropriation	353,301,611	337,391,667
Dividends provided for or paid	69,952,416	57,258,333
Aggregate of amounts transferred to reserves	283,349,195	280,133,334

Retained profits at the end of the financial year	—	—

Basic earnings per share	5.39	5.15
Diluted earnings per share	5.31	5.11

Note:

1. The company’s financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders’ equity at an average rate for the year. The difference arising on translation is shown under reserves.

2. Exchange rates used:	2003	2002

Average exchange rate used	1 AUD = Rs.27.32	1 AUD = Rs.24.00
Closing exchange rate used	1 AUD = Rs.28.64	1 AUD = Rs.25.80

3. Reconciliation between Indian GAAP and Australian GAAP statements:	in Australian dollars

	2003	2002

Net income as per consolidated Indian GAAP financial statements in Rs	9,547,700,000	8,079,600,000
Net income as per Indian GAAP in Aus$	349,476,574	336,650,000
Add: Provision for deferred taxes	(329,429)	741,667
Provision for investments — OnMobile Systems Inc.	3,275,988	—
Gains on forward foreign exchange contracts	878,478	—
Net income as per Australian GAAP	353,301,611	337,391,667

Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated balance sheet (unaudited)

	in Canadian dollars

March 31	2003	2002

ASSETS
Current assets
Cash and cash equivalents	520,971,234	336,267,191
Accounts receivable	160,423,755	110,258,677
Inventories	—	—
Prepaid expenses and other assets	66,606,867	29,229,118

	748,001,856	475,754,986
Property, plant and equipment	240,609,341	235,180,092
Investments	6,480,049	11,620,825
Future income taxes	11,385,710	8,513,425
Other assets	24,191,154	20,875,662

	1,030,668,110	751,944,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	624,807	—
Accrued liabilities	105,375,812	62,910,936
Current portion of long-term obligations	—	—
Advances received from clients	4,716,981	3,539,620
Unearned revenue	19,409,217	5,533,727

	130,126,817	71,984,283
Long-term obligations	—	—

	130,126,817	71,984,283
Preferred shares issued by subsidiary	15,156,202	—
Share capital
Common shares — 66,243,078 outstanding (2002 — 66,186,130 outstanding)	12,377,849	12,369,291
Additional paid-in capital	123,419,593	119,110,434
Accumulated foreign currency translation adjustment	(81,310,134)	(35,097,312)
Retained earnings	830,897,783	583,578,294

	1,030,668,110	751,944,990

Financial information prepared in substantial compliance with GAAP requirements of Canada

Consolidated statement of earnings and retained earnings (unaudited)

	in Canadian dollars

Year ended March 31	2003	2002

Sales	1,162,932,907	866,419,301
Cost of sales	643,226,837	461,054,908

Gross margin	519,706,070	405,364,393
EXPENSES
Selling, general and administration expenses	174,888,179	113,524,127

Income from operations	344,817,891	291,840,266
Provision for investments	(4,734,824)	—
Interest and other income	32,798,722	22,099,834
Interest expense	—	—

Earnings before income taxes	372,881,789	313,940,100
Provision for income taxes	64,504,792	44,475,874

Net earnings	308,376,997	269,464,226
Cash dividend declared	61,057,508	45,730,449

	247,319,489	223,733,777
Retained earnings, beginning of the year	583,578,294	359,844,517
Adjustment on deconsolidation of subsidiary	—	—
Capitalization of profits	—	—
Retained earnings, end of the year	830,897,783	583,578,294
EARNINGS PER SHARE
Net earnings
Basic	4.70	4.11
Fully diluted	4.64	4.08
Weighted average number of shares
Basic	65,571,002	65,556,648
Fully diluted	66,479,009	66,084,874

Note:
1.	The company’s financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders’ equity at an average rate for the year. The difference arising on translation is shown under accumulated foreign currency translation adjustment.

2.	Exchange rate used:	2003	2002

	Average exchange rate used	1 CAD = Rs.31.30	1 CAD = Rs.30.05
	Closing exchange rate used	1 CAD = Rs.32.33	1 CAD = Rs.30.54

3.	Reconciliation between Indian GAAP and Canadian GAAP statements:	In Canadian dollars

		2003	2002

Net income as per consolidated Indian GAAP financial statements in Rs		9,547,700,000	8,079,600,000
	Net income as per Indian GAAP in Canadian dollars	305,038,339	268,871,880
	Add: Provision for future income taxes	(287,540)	592,346
	Provisions for investments — OnMobile Systems Inc.	2,859,425	—
	Gains on forward foreign exchange contracts	766,773	—
Net earnings as per Canadian GAAP		308,376,997	269,464,226

[unaudited financial statements prepared in accordance with the GAAP requirements of France]

[unaudited financial statements prepared in accordance with the GAAP requirements of France]

[unaudited financial statements prepared in accordance with the GAAP requirements of France]

[unaudited financial statements prepared in accordance with the GAAP requirements of France]

[unaudited financial statements prepared in accordance with the GAAP requirements of Germany]

[unaudited financial statements prepared in accordance with the GAAP requirements of Germany]

[unaudited financial statements prepared in accordance with the GAAP requirements of Japan]

[unaudited financial statements prepared in accordance with the GAAP requirements of Japan]

Summary financial statements prepared in substantial compliance with GAAP requirements of the United Kingdom

Consolidated balance sheets of Infosys Technologies Limited as at 31 March (unaudited)	in £

	2003	2002

Fixed assets
Tangible fixed assets	99,831,641	103,537,553
Intangible assets	4,108,765	—
Investments	2,799,305	5,116,044

	106,739,711	108,653,597

Current assets
Debtors	69,301,176	48,541,156
Cash at bank and in hand	225,053,447	148,040,940
Prepayments and advances	39,023,250	22,058,527
Deferred tax asset	4,918,493	3,748,018

	338,296,366	222,388,641
Creditors — amounts falling due within one year
Trade Creditors	269,909	—
Dividend	12,834,046	12,087,358
Accruals and deferred income	10,422,234	3,994,522

	23,526,189	16,081,880

Net current assets	314,770,177	206,306,761

Creditors — amounts falling due after one year
Provisions for liabilities and charges	32,687,066	15,609,053

Net assets	388,822,822	299,351,305

Capital and reserves
Called-up share capital	5,255,859	5,252,291
Share premium account	50,720,917	48,924,239
Retained profits	326,298,745	245,174,775

Shareholders’ funds — equity	382,275,521	299,351,305
Preferred shares issued by subsidiary	6,547,301	—

Net liabilities	388,822,822	299,351,305

Summary financial statements prepared in substantial compliance with GAAP requirements of the United Kingdom

Consolidated profit and loss accounts of Infosys Technologies Limited for the year ended 31 March (unaudited)	in £

	2003	2002

Turnover	484,878,114	384,010,324
Operating expenses	341,108,299	254,662,241

Operating profit	143,769,815	129,348,083
Interest receivable	13,355,535	9,794,985
Provisions for investments	(1,974,157)	—

Profit on ordinary activities before taxation	155,151,193	139,143,068
Taxation on profit on ordinary activities	26,775,010	19,712,389

Profit on ordinary activities after taxation	128,376,183	119,430,679
Dividends	25,457,574	20,268,437

Retained profits for the financial year	102,918,609	99,162,242

Earnings per ordinary share:
Basic	1.96	1.82
Diluted	1.93	1.81

Note:

1.	The company’s financial statements are prepared in Indian rupees, the reporting currency. These financial statements have been prepared by translating revenue and expenditure at an average rate for the year and current assets, current liabilities, fixed assets and long-term borrowings at the year-end rate. The difference arising on translation is shown under retained profits.

2.	Exchange rates used:

	2003	2002

Average exchange rate used	1£ = Rs.75.07	1£ = Rs.67.80
Closing exchange rate used	1£ = Rs.74.84	1£ = Rs.69.37

3.	Reconciliation between Indian GAAP and UK GAAP statements:

	in £

	2003	2002

Profit after tax as per consolidated Indian GAAP financial statements in Rs	9,547,700,000	8,079,600,000
Profit after tax as per Indian GAAP in £	127,183,962	119,168,142
Add: Provision for deferred taxes	—	262,537
Provision for investments — OnMobile Systems Inc.	1,192,221	—

Profit after tax as per UK GAAP	128,376,183	119,430,679

Notes

Infosys Technologies Limited

United States

Addison
15305 Dallas Parkway
Suite 210
Addison, TX 75001
Tel: 972 770 0450
Fax: 972 770 0490

Atlanta
400 Galleria Parkway
Suite 1490
Atlanta, GA 30339
Tel: 770 980 7955
Fax: 770 980 7956

Bellevue
10900 NE 4th Street
Suite 2300
Bellevue, WA 98004
Tel: 425 990 1028
Fax: 425 990 1029

Berkeley Heights
Two Connell Drive
Suite 4100
Berkeley Heights
New Jersey 07922
Tel: 908 286 3100
Fax: 908 286 3125

Charlotte
900, West Trade Street
Charlotte

Fremont
34760 Campus Drive
Fremont, CA 94555
Tel: 510 742 3000
Fax: 510 742 3090

Lake Forest
1 Spectrum Pointe Drive
Suite 350
Lake Forest, CA 92630
Tel: 949 455 9161
Fax: 949 609 0694

Lisle
2300 Cabot Drive
Suite 250
Lisle, IL 60532
Tel: 630 482 5000
Fax: 630 505 9144

Ohio
6631, Suite E
Commerce Parkway
Dublin, Ohio, 43017
Tel: 614 923 3375
Fax: 614 923 3384

Phoenix
10851 N Black Canyon Fwy
Suite 830
Phoenix, AZ 85029
Tel: 602 944 4855
Fax: 602 944 4879

Quincy
Two Adams Place
Quincy, MA 02169
Tel: 781 356 3100
Fax: 781 356 3150

Troy
100 Liberty Center
Suite 200
West Big Beaver
Troy, MI 48084
Tel: 248 524 0320
Fax: 248 524 0321

Argentina
Republica, Arabe Siria 3149
Piso 7’27’
1425 Capital Federal
Beunosaries
Tel: 5411 480 20025

Australia
Level 9, 114 Albert Road
South Melbourne, VIC 3025
Tel: 61 3 9685 1600
Fax: 61 3 9685 1699

Level 4, 90 Mount Street
North Sydney NSW 2060
Tel: 61 2 9954 0036
Fax: 61 2 8904 1344

Belgium
Drève Richelle 161
Building N, 1410 Waterloo
Tel: 32 2 352 87 18
Fax: 32 2 352 88 44

Canada
5140 Yonge Street
Suite 1400
Toronto, Ontario M2N 6L7
Tel: 416 224 7439
Fax: 416 224 7474

China
Beijing Representative Office
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road
North
Chaoyang District
Beijing 100027
Tel: 86 10 6539 1095, 1063
Fax: 86 10 6539 1060

France
12 Avenue de I’Arche
Faubourg de l’Arche
92419 Courbevoie Cedex
Paris
Tel: 331 46 91 84 56
Fax: 331 46 91 88 00

Germany
TOPAS 1
Mergenthalerallee 77
65760 Eschborn/Frankfurt
Tel: 49 6196 9694 0
Fax: 49 6196 9694 200

Hong Kong
16F Cheung Kong Centre
2 Queen’s Road Central
Central, Hong Kong
Tel: 852 2297 2231
Fax: 852 2297 0066

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106-0032
Tel: 81 3 5545 3251
Fax: 81 3 5545 3252

Mauritius
2nd & 3rd Floor
Hassmal Shopping Centre
Corner Remono & Queen St.
Rose Hill, Mauritius

Scandinavia
Stureplan 4C, 4tr
114 35, Stockholm, Sweden
Tel: 46 8 463 1112
Fax: 46 8 463 1114

Singapore
30, Raffles Place
#23-00 Caltex House
Singapore 048622
Tel: 65 6233 6820
Fax: 65 6233 6905

Switzerland
Dreikönigstrasse 31A
8002 Zurich
Tel: 41 1 208 3905
Fax: 41 1 208 3500

The Netherlands
Newtonlaan 115
3584 BH Utrecht
Tel: 31 (0) 30 210 6462
Fax: 31 (0) 30 210 6860

United Kingdom
Emerald House
15 Lansdowne Road
Croydon, Surrey CR0 2BX
Tel: 44 208 774 3364
Fax: 44 208 774 3302

United Arab Emirates
Y-45, P.O. Box 8230
Sharjah Airport International
Free Zone (SAIF Zone)
Sharjah
Tel: 971 6 5571 068
Fax: 971 6 5571 056

India

Bangalore
Electronics City, Hosur Road
Bangalore 561 229
Tel: 91 80 8520261
Fax: 91 80 8520362

Reddy Building
K-310, 1st Main, 5th Block,
Koramangala
Bangalore 560 095
Tel: 91 80 5532591 / 92
Fax: 91 80 5530391

Pavithra Complex
#1, 27th Main, 2nd Cross
1st Stage, BTM Layout
Bangalore 560 068
Tel: 91 80 6680182-85
Fax: 91 80 6680181

Infosys Towers
No. 27, Bannerghatta Road
3rd Phase, J. P. Nagar
Bangalore 560 076
Tel: 91 80 6588668
Fax: 91 80 6588676

Bhubaneswar
Plot No. E/4, Info City
Bhubaneswar 751 024
Orissa, India
Tel: 91 674 2320001-32
Fax: 91 674 2320100

Chennai
No.138
Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel: 91 44 24509530 / 40
Fax: 91 44 24500390

Hyderabad
Survey No. 210,
Manikonda Village
Lingampally
Rangareddy (Dist)
Hyderabad 500 019
Tel: 91 40 23005222
Fax: 91 40 23005223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel: 91 824 2451485-88
Fax: 91 824 2451504

Mohali (Chandigarh)
B 100, Industrial Area
Phase 8
Mohali (SAS Nagar) 160 059
Punjab
Tel: 91 172 390510
        91 172 257191 / 92
Fax: 91 172 257193

Mumbai
85-C Wing, 8th Floor
Mittal Towers
Nariman Point
Mumbai 400 021
Tel: 91 22 22882911 / 14
Fax: 91 22 22846489

Mysore
No. 350
Hebbal Electronics City
Hootagalli
Mysore 571 186
Tel: 91 821 404101
Fax: 91 821 404200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 066
Tel: 91 11 26514829-30
Fax: 91 11 26853366

Pune
Plot No. 1
Pune Infotech Park
At Post Hinjawadi
Taluka Mulshi
Pune 411 027
Tel: 91 20 2932800 / 01
Fax: 91 20 2932832

Bankers ICICI Bank Ltd. Bank of America	Visit Infosys at www.infosys.com

Company Secretary V. Balakrishnan	Call us at within the U.S. 1-800-ITL INFO

Auditors Bharat S. Raut and Co. Chartered Accountants	outside the U.S. 91-80-8520261

Independent Auditors (US GAAP) KPMG

Creative concept and design by Communication Design Group, Infosys. Printed at Pragati Offset Pvt. Ltd., Hyderabad, India.

© 2003 Infosys Technologies Limited, Bangalore, India. Infosys acknowledges the proprietary rights in the trademarks and product names of other companies mentioned in the document.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/Nandan M. Nilekani

Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

Dated: May 19, 2003

INDEX TO EXHIBITS

Exhibits

99.1	Proxy Information Statement to holders of Equity Shares
99.2	Proxy Information Statement to holders of American Depositary Shares
99.3	Proxy Form to holders of Equity Shares
99.4	Proxy Form to holders of American Depositary Shares